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As filed with the Securities and Exchange Commission on August 14, 2009

Registration No. 333-140574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
 FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CBOE Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6200 (Primary Standard Industrial Classification Code Number)	20-5446972 (I.R.S. Employer Identification No.)

c/o Chicago Board Options Exchange, Incorporated
400 South LaSalle Street
Chicago, Illinois 60605, (312) 786-5600
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Joanne Moffic-Silver
Executive Vice President and General Counsel
Chicago Board Options Exchange, Incorporated
400 South LaSalle Street
Chicago, Illinois 60605
(312) 786-7462
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to: Michael L. Meyer, Esq. Robert J. Minkus, Esq. Schiff Hardin LLP 6600 Sears Tower Chicago, Illinois 60606 (312) 258-5500

      Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the consummation of the proposed restructuring transaction described herein have been satisfied or waived.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

      If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

      Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

      Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee(4)

Unrestricted Common Stock, Class A Common Stock, Class A-1 Common Stock and Class A-2 Common Stock, each par value $0.01 per share(1)(2)(3)	$183,800,000	$19,667

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(2) under the Securities Act, based on the aggregate book value of Chicago Board Options Exchange, Incorporated, a Delaware non-stock corporation, or the CBOE, as of December 31, 2006 of $183,800,000. The securities to be registered are to be offered in connection with the restructuring transaction, a transaction in which such securities will be distributed to current members of the CBOE in respect of such current members' existing memberships in the CBOE on the date of the restructuring transaction.
(2)
In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares is not set forth herein. Pursuant to Rule 457(o), the registration fee has been computed on the basis of the maximum aggregate offering price, as established above, of all the common stock to be issued upon completion of the restructuring transaction.
(3)
The Class A-1 Common Stock and Class A-2 Common Stock is being registered in connection with the possible future conversion of the Class A Common Stock into such Class A-1 Common Stock and Class A-2 Common Stock, and the Unrestricted Common Stock is being registered in connection with the possible future conversion of the Class A-1 Common Stock and Class A-2 Common Stock into such Unrestricted Common Stock.
(4)
Previously paid.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        This registration statement is being filed in connection with the proposed demutualization of the Chicago Board Options Exchange, Incorporated, a Delaware non-stock corporation (the "CBOE"), in which the outstanding regular memberships in the CBOE that were made available by the CBOE and were acquired by CBOE members ("CBOE Seats") would be converted into stock of the registrant. Paragraph (b) of Article Fifth of the CBOE's Certificate of Incorporation ("Article Fifth(b)") grants to full members of The Board of Trade of the City of Chicago, Inc. (the "CBOT") the right to be members of CBOE without having to acquire a separate CBOE membership (commonly referred to as the "Exercise Right"). On August 23, 2006, the CBOE and its directors were sued in the Court of Chancery of the State of Delaware, by the CBOT, CBOT Holdings Inc., the parent corporation of the CBOT ("CBOT Holdings"), and two members of the CBOT who purported to represent a class of individuals ("Exercise Member Claimants") who claim that they were, or had the right to become, members of the CBOE pursuant to the Exercise Right (the "Delaware Action"). Plaintiffs sought a judicial declaration that Exercise Member Claimants were entitled to receive the same consideration in the CBOE's proposed demutualization as all other CBOE members, and plaintiffs also sought an injunction to bar the CBOE and the CBOE's directors from issuing any stock to CBOE members as part of the proposed demutualization transaction, unless Exercise Member Claimants received the same stock and other consideration as other CBOE members.

        On July 12, 2007, Chicago Mercantile Exchange Holdings, Inc. ("CME Holdings") acquired the CBOT through the merger of CBOT Holdings into CME Holdings (the "CME/CBOT Transaction"). The announcement of the CME/CBOT Transaction required CBOE to determine the effect of the CME/CBOT Transaction on the Exercise Right. CBOE's determination, which was reflected in an interpretation of Article Fifth(b) that was filed with and approved by the Securities and Exchange Commission (the "SEC"), was that following the completion of the CME/CBOT Transaction there would no longer be any members of the CBOT who would qualify to become or remain a member of the CBOE pursuant to the Exercise Right.

        On July 29, 2009, the Delaware Court entered a final order approving the Stipulation of Settlement, dated August 20, 2008, among the CBOE and the other parties to the Delaware Action (the "Settlement Agreement"), pursuant to which the parties agreed that (i) the Delaware Action would be dismissed, with prejudice, (ii) following the final approval of the Settlement Agreement by the court, there would no longer be any persons eligible to become members of the CBOE pursuant to the Exercise Right, and (iii) the CBOE would pay the participating members of the settlement class, upon the proposed demutualization of the CBOE or other event in which the CBOE is converted from a membership company, either cash or cash and securities, depending on the form of transaction consummated by the CBOE and whether the participating settlement class member is a Participating Class A Settlement Class Member or a Participating Class B Settlement Class Member. The order is subject to any appeals that may be filed by August 28, 2009. No appeals had been filed as of the date this registration statement was filed. For more information on the Settlement Agreement please see "The Restructuring Transaction—Exercise Right Settlement Agreement." A copy of the Settlement Agreement, as amended, is filed with this Registration Statement as Exhibit 4.4.

        The description of the restructuring transaction in this Registration Statement, including the description of the conversion of CBOE Seats into common stock of the registrant, reflects the fact that, subject to the resolution of any appeals of the approval of the Settlement Agreement, (i) the Delaware Action has been dismissed, (ii) the Exercise Right no longer provides members of the CBOT with any right to become or remain a member of the CBOE, (iii) no consideration will be paid as part of the restructuring transaction to persons in respect of a claim that they qualify as exercise members and (iv) any consideration to be paid to members of the settlement class will be paid pursuant to the terms of the Settlement Agreement only.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED                        , 2009

Dear Members:

        In response to the many changes that have taken place in U.S. options exchanges and other securities markets in recent years, the Board of Directors of the Chicago Board Options Exchange, Incorporated (the "CBOE") has concluded that it would be in the best interest of the CBOE and its members for the CBOE to change its organizational structure from a non-stock corporation owned by its members to become a wholly-owned subsidiary of a new holding company, CBOE Holdings, Inc., organized as a stock corporation owned by its stockholders. This type of organizational restructuring is sometimes referred to as a "demutualization" or "restructuring" transaction.

        We are sending you this proxy statement and prospectus in order to provide you with important information concerning the proposed restructuring of the CBOE, which must be approved by a vote of the CBOE membership before it can be implemented. It also must be approved by the Securities and Exchange Commission.

        In the proposed restructuring transaction, each regular membership made available by the CBOE in accordance with the Rules of the CBOE and held by a CBOE member on the date of the restructuring transaction will be converted into the right to receive             shares of Class A common stock of CBOE Holdings. Our members will receive a total of              shares of common stock in CBOE Holdings in the restructuring transaction. In addition, certain persons who satisfy the qualification requirements set forth in the Stipulation of Settlement, dated August 20, 2008, among CBOE and the other parties to the Delaware action concerning the exercise right litigation, for participating in the settlement of the exercise right litigation will be issued            shares of Class B common stock of CBOE Holdings.

        Following the restructuring transaction, the CBOE will become a wholly-owned subsidiary of CBOE Holdings, the newly formed holding company. The CBOE Holdings common stock issued in the restructuring transaction will not provide its holders with physical or electronic access to the CBOE's trading facilities. Instead, physical and electronic access to the CBOE trading facilities, subject to such limitations and requirements as will be specified in the Rules of the CBOE, will be available to individuals and organizations that have obtained a trading permit from the CBOE.

        The common stock of CBOE Holdings will represent an equity ownership interest in that company and will have traditional features of common stock. The common stock will be subject to certain transfer restrictions or "lock-up restrictions" under CBOE Holdings' certificate of incorporation. In the event CBOE Holdings engages in a public offering of its common stock in the future, the shares of CBOE Holdings common stock automatically will convert into shares of Class A-1 common stock and Class A-2 common stock and will be subject to additional lock-up restrictions.

        We do not currently intend to list the common stock of CBOE Holdings on any stock exchange immediately following the completion of the restructuring transaction. If CBOE Holdings engages in a public offering in the future, we expect that the common stock of CBOE Holdings would be listed at that time. There can be no assurances, however, that a public offering of CBOE Holdings will occur or that the common stock of CBOE Holdings will ultimately be listed on any stock exchange.

        We will hold a special meeting at which we will ask all of the Voting Members of the CBOE to approve the restructuring transaction. Approval of the restructuring transaction requires the affirmative vote of a majority of all of the memberships outstanding.

        OUR BOARD OF DIRECTORS HAS APPROVED THE RESTRUCTURING TRANSACTION AND RECOMMENDS THAT THE MEMBERS VOTE "FOR" ITS APPROVAL.

        Your vote is very important. Whether or not you plan to attend the special meeting of members, please vote as soon as possible to make sure your membership is represented at the special meeting. Your failure to vote will have the same effect as voting against the restructuring transaction.

        We urge you to read this document carefully, including the "Risk Factors" section that begins on page 15.

  Sincerely,

  William J. Brodsky
  Chairman and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This document is dated                        ,        and was first mailed, with the form of proxy, to members on or about                        ,        .

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED
Notice of Special Meeting of Members
To Be Held on                        , 2009

        To the Members of the Chicago Board Options Exchange, Incorporated (the "CBOE"):

        A special meeting of members of the Chicago Board Options Exchange, Incorporated will be held in the                        at 400 South LaSalle Street, Chicago, Illinois 60605, on                         , 2009 at    :     a.m., local time, for the following purposes:

        (1)   to vote on the adoption of the Agreement and Plan of Merger that will provide for the restructuring of the CBOE;

        (2)   to consider and vote on any proposal that may be made by the Vice Chairman of the Board of the CBOE to adjourn or postpone the CBOE special meeting for the purpose of soliciting proxies with respect to the proposal to adopt the Agreement and Plan of Merger; and

        (3)   to transact any other business that may properly come before the CBOE special meeting or any adjournment or postponement of the CBOE special meeting.

        Each Voting Member of the CBOE of record and in good standing as of the close of business on                        , 2009, the record date for the meeting, will be entitled to vote on the matters presented at the special meeting and at any adjournment thereof. Each Voting Member of the CBOE entitled to vote will be entitled to one vote for each membership with respect to which it has the right to vote. The presence in person or by proxy of CBOE members entitled to cast a majority of the total number of votes entitled to be cast at the meeting constitutes a quorum at the meeting.

        The adoption of the Agreement and Plan of Merger requires the affirmative vote of a majority of the outstanding CBOE memberships. If you do not vote or if you abstain from voting on this proposal, it will have the same effect as a vote against the proposal.

        If no quorum of the CBOE members is present in person or by proxy at the special meeting, the special meeting may be adjourned by the members present and entitled to vote at that meeting.

        THE CBOE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL AND ADOPTION OF THE AGREEMENT AND PLAN OF MERGER TO ACCOMPLISH THE RESTRUCTURING TRANSACTION AND "FOR" ANY PROPOSAL THAT MAY BE MADE BY THE VICE CHAIRMAN OF THE BOARD OF THE CBOE TO ADJOURN OR POSTPONE THE CBOE SPECIAL MEETING FOR THE PURPOSE OF SOLICITING PROXIES.

        You may vote your CBOE membership in person or by proxy. You may submit your ballot and proxy by phone, through the Internet, by mail in the postage paid envelope or by delivering your ballot and proxy to the Office of the Secretary by fax or hand. Members voting by proxy must submit ballots and proxies by no later than                        , 2009.

        Please vote promptly whether or not you expect to attend the special meeting.

        Returning your completed ballot and signed proxy will not prevent you from changing your vote or revoking your proxy and voting in person at the special meeting of members. Please note, however, that if you submit your ballot and proxy through one of the available methods prior to the meeting, you will not need to attend the special meeting of members, or take any further action in connection with the special meeting, because you already will have directed your proxy to deliver your ballot with respect to the proposals. You may change your vote and revoke your proxy any time before the special meeting by providing written notice to the Secretary of the CBOE or by submission of a later-dated ballot and proxy.

By order of the board of directors,

Joanne Moffic-Silver
Executive Vice President,
General Counsel and Secretary
On behalf of the board
                        , 2009

TABLE OF CONTENTS

CERTAIN FREQUENTLY USED TERMS	1
SUMMARY	2
UNAUDITED SUMMARY CONDENSED CONSOLIDATED FINANCIAL DATA	14
RISK FACTORS	15
FORWARD-LOOKING STATEMENTS	27
SPECIAL MEETING OF CBOE MEMBERS	29
THE RESTRUCTURING TRANSACTION	33
UNAUDITED SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA	60
CBOE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	62
BUSINESS	85
REGULATION	111
DIRECTORS AND MANAGEMENT OF CBOE AND CBOE HOLDINGS AFTER THE RESTRUCTURING TRANSACTION	121
DESCRIPTION OF CBOE HOLDINGS CAPITAL STOCK	146
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RESTRUCTURING TRANSACTION	155
COMPARISON OF RIGHTS PRIOR TO AND AFTER THE RESTRUCTURING TRANSACTION	160
LEGAL MATTERS	171
EXPERTS	171
WHERE YOU CAN FIND MORE INFORMATION	171
ANNEX A CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED AND SUBSIDIARIES FINANCIAL STATEMENTS	A-1
ANNEX B UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF CHICAGO BOARD OPTIONS EXCHANGE INCORPORATED	B-1
ANNEX C FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CBOE HOLDINGS, INC.	C-1
ANNEX D FORM OF BYLAWS OF CBOE HOLDINGS, INC.	D-1
ANNEX E FORM OF CERTIFICATE OF INCORPORATION OF CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED	E-1
ANNEX F FORM OF BYLAWS OF CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED	F-1
ANNEX G FORM OF AGREEMENT AND PLAN OF MERGER	G-1
ANNEX H SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW	H-1
ANNEX I FORM OF VOTING AGREEMENT	I-1

CERTAIN FREQUENTLY USED TERMS

        Unless otherwise specified or if the context so requires:

  •
  The "CBOE" or "Chicago Board Options Exchange" or the "Exchange" refers to (1) prior to the completion of the restructuring transaction, Chicago Board Options Exchange, Incorporated, a Delaware non-stock corporation, and (2) after the completion of the restructuring transaction, the Chicago Board Options Exchange, Incorporated, a Delaware stock corporation.

  •
  "CBOE Holdings" refers to CBOE Holdings, Inc., a Delaware stock corporation and, following the consummation of the restructuring transaction, the parent corporation of the CBOE.

  •
  "CBOE Seat" refers to a regular membership that was made available by the CBOE in accordance with its Rules and which was acquired by a CBOE member.

  •
  "member" or "members" refers to (1) prior to the completion of the restructuring transaction, any person or organization (or any designee of any organization) that holds a membership in the CBOE and (2) after the completion of the restructuring transaction, any individual, corporation, partnership, limited liability company or other entity authorized by the Rules of the CBOE (i) that holds a trading permit in the CBOE or (ii) that is otherwise deemed a member pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The term "member" or "members" shall not, under any circumstances, include the Participating Group A Settlement Class Members or the Participating Group B Settlement Class Members.

  •
  "Settlement Agreement" means the Stipulation of Settlement, as amended, approved by the Court of Chancery of the State of Delaware in the matter captioned CME Group Inc. et al. v. Chicago Board Options Exchange, Incorporated et al. (Civil Action No. 2369-VCN) in connection with the exercise right litigation.

  •
  "Voting Member of the CBOE" means (1) an owner of a CBOE Seat who has not delegated its right to vote to a lessee, (2) a lessee of a CBOE Seat to whom voting rights have been delegated via a lease agreement or (3) a CBOE member who obtained membership pursuant to the Exercise Right prior to the acquisition of the CBOT by CME Group and whose status as a CBOE member was temporarily extended by the CBOE pursuant to the interim access interpretation filed with the SEC on July 2, 2007 and the continued membership interpretation filed with the SEC on September 10, 2007 and who continues to maintain his or her temporary membership status.

  •
  "We," "us" or "our" refers to (1) prior to the completion of the restructuring transaction, the CBOE, and (2) after the completion of the restructuring transaction, CBOE Holdings and its wholly-owned subsidiaries.

SUMMARY

        This summary highlights selected information in this document and may not contain all of the information that is important to you. You should carefully read this entire document, including its annexes and exhibits, and the documents incorporated by reference into this document for a more complete understanding of the matters to be considered at the special meeting.

Our Business

        Founded as a member-owned, non-stock Delaware corporation, the CBOE began operating as an exchange on April 26, 1973 as the first organized marketplace for the trading of standardized, listed options on equity securities. Since the CBOE's inception, the CBOE has grown to become one of the world's leading exchanges for the trading of derivatives and is recognized globally for its leadership role in the trading of options on individual equities, exchange-traded funds and cash-settled equity indexes. As of June 30 2009, the CBOE had 596 employees.

        The CBOE's volume of contracts traded in 2008 was approximately 1.2 billion contracts, representing an increase of 26% over its volume in 2007, for a daily average of 4.7 million contracts. In 2007, volume of contracts traded at the CBOE was over 944 million contracts with an average of 3.8 million contracts per day, representing an increase of 40% over 2006. In 2006, volume of contracts traded at the CBOE was approximately 675 million contracts for an average of nearly 2.7 million contracts per day. In 2008, 2007, and 2006, trades at the CBOE represented 33.3%, 33.0% and 33.3%, respectively, of the total contracts traded on all U.S. options markets. For the twelve months ended December 31, 2008 and 2007, the CBOE generated revenue of approximately $424 million and $352 million, respectively. The CBOE generates revenue primarily from the following sources:

  •
  Transaction fees;

  •
  Market data income;

  •
  Systems services;

  •
  Regulatory fees;

  •
  Facilities and equipment fees; and

  •
  Membership dues.

        The CBOE is a self-regulatory organization, or SRO, under the Securities Exchange Act of 1934, and, as such, is subject to regulation and oversight by the Securities and Exchange Commission, or the SEC. As an SRO, the CBOE plays a critical role in the U.S. securities markets: it conducts market surveillance and examines members and member organizations for and enforces compliance with federal securities laws and the CBOE's Rules. Since March 24, 2004, the CBOE has also operated the CBOE Futures Exchange, LLC as a designated contract market under the oversight of the Commodity Futures Trading Commission. On July 27, 2006, the CBOE announced the creation of the CBOE Stock Exchange, LLC (CBSX), a facility of the CBOE in which the CBOE holds a 50% interest. CBSX began trading stocks in the first quarter of 2007. On October 21, 2008, the CBOE announced that it had approved a plan to launch a new and separate options exchange, which we are currently referring to as "C2." CBOE expects C2 to launch in late 2009 or early 2010, pending regulatory approval.

        Our principal executive office is located at 400 South LaSalle Street, Chicago, Illinois 60605, and our telephone number is (312) 786-5600.

The Proposed Restructuring Transaction (See page 33)

        General.    In the restructuring transaction, the CBOE will change from a Delaware non-stock corporation owned by its members to a Delaware stock corporation that will be a wholly-owned subsidiary of CBOE Holdings, Inc., a newly created holding company organized as a Delaware stock corporation. After the restructuring transaction, the owners of CBOE membership interests will become stockholders of CBOE Holdings through the conversion of their memberships into shares of common stock, par value $0.01 per share, of CBOE Holdings. CBOE Holdings will hold all of the outstanding common stock of the CBOE. The CBOE will continue to function as an SRO and to operate its options exchange business. Immediately following the restructuring transaction, the CBOE will transfer all of its interest in its subsidiaries (other than CBOE Stock Exchange, LLC) to CBOE Holdings, and as a result, each of the CBOE's subsidiaries (other than CBOE Stock Exchange, LLC) will become a wholly-owned direct subsidiary of CBOE Holdings. CBOE Stock Exchange, LLC will remain a subsidiary of the CBOE. The CBOE currently holds a 50% interest in CBOE Stock Exchange, LLC.

Reasons for the Restructuring Transaction (See page 39)

        For the reasons described in this proxy statement and prospectus, the CBOE board of directors recommends that you vote "FOR" the proposal to approve the agreement and plan of merger to accomplish the restructuring transaction. See "The Restructuring Transaction—The CBOE's Reason for the Restructuring Transaction" on page 39.

Implementation of the Restructuring Transaction (See page 33)

        The restructuring transaction will be completed through the merger of CBOE Merger Sub, Inc. with and into the CBOE, with the CBOE surviving the merger as a Delaware stock, for-profit corporation. We refer to this transaction as the "Merger." Upon the effectiveness of the Merger:

  •
  the outstanding stock of CBOE Merger Sub will be converted into common stock of the CBOE,

  •
  the CBOE Seats existing on the date of the restructuring transaction will be converted into the right to receive CBOE Holdings Class A common stock and

  •
  the CBOE Holdings common stock held by the CBOE will be cancelled for no consideration and shall cease to exist.

        As a result, CBOE Holdings will become the sole stockholder of the CBOE. The form of agreement and plan of merger is attached hereto as Annex G to this proxy statement and prospectus. For purposes of this proxy statement and prospectus, we refer to this agreement as the "Agreement and Plan of Merger." Immediately following the Merger, the CBOE will transfer to CBOE Holdings the shares the CBOE owns in its subsidiaries (other than CBOE Stock Exchange LLC), making them first-tier, wholly-owned subsidiaries of CBOE Holdings.

What You Will Receive in the Restructuring Transaction (See page 41)

        CBOE Holdings, Inc. Common Stock.    In the restructuring transaction, each CBOE Seat existing on the date of the restructuring transaction will be converted into the right to receive             shares of Class A common stock of CBOE Holdings. In addition, each Participating Group A Settlement Class Member will be issued, immediately following the Merger and as required by the Settlement Agreement,             shares of Class B common stock of CBOE Holdings.

        If CBOE Holdings completes a public offering, each outstanding share of Class A common stock and Class B common stock automatically shall be converted into one-half of one share of Class A-1 common stock and one-half of one share of Class A-2 common stock, effective upon the completion of such public offering. The Class A-1 and A-2 common stock shall have all the same rights and privileges as the Class A common stock; however, the Class A-1 and A-2 common stock will be issued subject to certain transfer restrictions that will continue following the closing of a public offering for different durations. For a description of these transfer restrictions, please see below.

        Transfer of CBOE Holdings Common Stock Following the Restructuring Transaction.    Following the restructuring transaction and unless and until a public offering by CBOE Holdings of its common stock has been completed, pursuant to the certificate of incorporation of CBOE Holdings, transfers of the common stock of CBOE Holdings may only take place through the agent of CBOE Holdings that has been designated by CBOE Holdings to manage such transfers and through the broker or market designated by CBOE Holdings as the sole broker or market for such transfers. It is intended that this process will function much like the existing process for the sale and transfer of CBOE Seats.

        In addition, in the event the CBOE Holdings board of directors determines to proceed with a future public offering, the board may institute lock-up restrictions with respect to the Class A and Class B common stock by issuing a press release to the effect that such transfer restrictions will commence on a date no earlier than 10 calendar days following the date of such announcement. These transfer restrictions are sometimes referred to as the "Interim Transfer Restrictions." The Class A and Class B common stock shall remain subject to these Interim Transfer Restrictions until such shares are converted into shares of Class A-1 and A-2 common stock at the time of the closing of any such public offering. At that time, the shares of Class A-1 and A-2 common stock will be issued subject to similar transfer restrictions. During this lock-up period, shares of Class A common stock and Class B common stock of CBOE Holdings may not be directly or indirectly assigned, offered for sale, sold, transferred or otherwise disposed of, except pursuant to limited exceptions set forth in the CBOE Holdings certificate of incorporation, which provides for certain permitted transfers to affiliates, family members, qualified trusts and estates, as well as certain pledges and the potential transfer upon a bona fide foreclosure resulting therefrom.

        Transfer Restrictions on CBOE Holdings Common Stock Following a Public Offering.    In the event CBOE Holdings engages in a public offering of its common stock in the future, the Class A and Class B common stock shall automatically convert, effective at the time of the closing of such public offering, into shares of Class A-1 and Class A-2 common stock of CBOE Holdings and upon issuance will be subject to the transfer restrictions or "lock-up restrictions" under CBOE Holdings' certificate of incorporation. The lock-up restrictions will expire on the Class A-1 and Class A-2 common stock as of the 180th and 360th day, respectively, following the closing date of any such public offering. During any applicable lock-up period, shares of common stock may not be directly or indirectly assigned, offered for sale, sold, transferred or otherwise disposed of, except pursuant to limited exceptions set forth in the CBOE Holdings certificate of incorporation, which provides for certain permitted transfers to affiliates, family members, qualified trusts and estates, as well as certain pledges and the potential transfer upon a bona fide foreclosure resulting therefrom. Subject to possible extension in the event of an organized sale, as set more fully in this proxy statement and prospectus, upon the expiration of the applicable lock-up period with respect to the common stock, the shares of the common stock then scheduled to expire would automatically convert to unrestricted common stock, which would be freely transferable.

        In addition to the restrictions described above, all shares of Class A, Class B, Class A-1 and Class A-2 common stock must be registered in the name of the owner and may not be registered in the name of any nominee or broker.

Who Will Receive the Restructuring Consideration (See page 43)

        The CBOE Holdings Class A common stock issued in the restructuring transaction will be issued to the owner of the CBOE Seat. A lessee of a membership in respect of a CBOE Seat will not receive any CBOE Holdings common stock in the restructuring transaction. Members who are lessees of their memberships, however, will have the opportunity to apply for a trading permit following the restructuring transaction. For information regarding the terms and conditions of the CBOE trading permits and the process for obtaining such a permit, please see "The Restructuring Transaction—Trading Permits" on page 44.

        Participating Group A Settlement Class Members and Participating Group B Settlement Class Members will not receive any consideration in the restructuring transaction or in the Merger effecting the restructuring transaction. Immediately following the restructuring transaction, Participating Group A Settlement Class Members will have the right to receive Class B common stock of CBOE Holdings, and both the Participating Group A and Group B Settlement Class Members will have the right to receive the cash consideration to be paid pursuant to the Settlement Agreement. For more information on the Settlement Agreement, please see "The Restructuring Transaction—Exercise Right Settlement Agreement" on page 51.

CBOE Holdings Capital Stock (See page 146)

        General.    The unrestricted common stock and the Class A, Class A-1 and Class A-2 common stock of CBOE Holdings will represent an equity ownership interest in that company and will have traditional features of common stock, including dividend, voting and liquidation rights. The unrestricted common stock and the Class A, Class A-1 and Class A-2 common stock will provide the holder with the right to receive dividends as determined by the CBOE Holdings board of directors and the right to share in the proceeds of liquidation, in each case, ratably on the basis of the number of shares held and subject to the rights of holders of CBOE Holdings preferred stock, if any. The Class B common stock of CBOE Holdings will have the same rights and privileges as the unrestricted common stock and the Class A, Class A-1 and Class A-2 common stock except with respect to voting privileges. If CBOE Holdings completes an initial public offering of shares of stock to investors, all shares of Class A and Class B common stock will convert to shares of Class A-1 and Class A-2 common stock effective upon completion of such offering, as described in "Description of CBOE Holdings Capital Stock—Common Stock" on page 146.

        Authorized.    As of the effective time of the restructuring transaction, CBOE Holdings will be authorized to issue up to (i)              shares of unrestricted common stock, $0.01 par value per share, (ii)              shares of Class A common stock, $0.01 par value per share, (iii)              shares of Class A-1 common stock, $0.01 par value per share, (iv)              shares of Class A-2 common stock, $0.01 par value per share, (v)              shares of Class B non-voting common stock, $0.01 par value per share, and (vi) up to 20,000,000 shares of preferred stock, $0.01 par value per share. The unrestricted common stock and the Class A, Class A-1 and Class A-2 common stock will have the same rights and privileges, except the Class A, Class A-1 and Class A-2 common stock will be subject to the transfer restrictions described in "What You Will Receive in the Restructuring Transaction" on page 41. The unrestricted common stock will be freely transferable. The Class A-1 and Class A-2 common stock will be identical, except that the transfer restrictions associated with each class will be of a different duration as described in "What You Will Receive in the Restructuring Transaction" on page 41. The Class B common stock will have the same rights and privileges as the Class A common stock, except the Class B common stock shall have no voting privileges or rights except for certain rights as described in "Description of CBOE Holdings Capital Stock—Common Stock" on page 146. CBOE Holdings will have the ability to issue preferred stock and unrestricted common stock, including in connection with a public offering of shares of stock to investors who were not members of the CBOE prior to the restructuring transaction and are not holders of trading permits in the CBOE following the restructuring transaction. CBOE Holdings has no current intention to issue any shares of its preferred stock.

        Lock-Ups & Restrictions.    The CBOE Holdings certificate of incorporation imposes certain transfer restrictions, or "lock-ups," on the Class A, Class B, Class A-1 and Class A-2 common stock of CBOE Holdings. For a discussion of these restrictions, please see "The Restructuring Transaction—What You Will Receive in the Restructuring Transaction—Transfer Restrictions on CBOE Holdings Common Stock Following the Restructuring Transaction" on page 42.

        Ownership and Voting Limitations.    The CBOE Holdings certificate of incorporation imposes certain ownership and voting limitations on the common stock of CBOE Holdings. For a description of these restrictions, please see "Description of CBOE Holdings Capital Stock—Ownership and Voting Limits on CBOE Holdings Common Stock" on page 151.

Organized Sales (See page 153)

        If CBOE Holdings completes a public offering, CBOE Holdings will have the right to conduct organized sales of the Class A-1 and A-2 common stock of CBOE Holdings issued in the restructuring transaction when the transfer restriction period applicable to the Class A-1 and A-2 common stock of CBOE Holdings is scheduled to expire. This right will also apply to the Class B common stock because, following any public offering, the Class B common stock will have been automatically converted to Class A-1 and A-2 common stock pursuant to CBOE Holdings' certificate of incorporation. The purpose of this right is to enable CBOE Holdings to facilitate a more orderly distribution of its common stock into the public market.

        If CBOE Holdings elects to conduct an organized sale, no shares of the Class A-1 or A-2 common stock of CBOE Holdings for which transfer restrictions are scheduled to lapse or of any other series that is subject to transfer restrictions may be sold until the 91st day after the later of the expiration of the related transfer restriction period and the completion of the organized sale, except as part of the organized sale or in a permitted transfer.

        For a discussion of organized sales and the procedures to be followed in the event CBOE Holdings determines to conduct an organized sale, please see "Description of CBOE Holdings Capital Stock—Organized Sales" on page 153.

Effect of the Restructuring Transaction on Trading Access (See page 43)

        In the restructuring transaction, all memberships in the CBOE and the trading rights they represent will be cancelled when the CBOE Seats are converted into the right to receive shares of Class A common stock in CBOE Holdings. The CBOE Holdings Class A common stock issued in the restructuring transaction will not provide the holder with any right to physical or electronic access to the CBOE's trading facilities. Following the restructuring transaction, physical and electronic access to the trading facilities of the CBOE, subject to such limitations and requirements as will be specified in the Rules of the CBOE, will be available to individuals and organizations that have obtained a trading permit from the CBOE.

        In addition, effective upon completion of the restructuring transaction, each lease of a CBOE Seat will be voided, and the lessee members will cease to have any rights to trading access under the lease after termination. Current lessees will have the opportunity to apply for a trading permit following the restructuring transaction, which will provide them with physical and/or electronic access to the trading facilities of the CBOE, subject to the limitations and requirements as will be specified in the Rules of the CBOE. For more information regarding trading access following the restructuring transaction, please see "The Restructuring Transaction—Trading Permits" on page 44.

Exercise Right Settlement Agreement (See page 51)

        On August 23, 2006, the CBOE and its directors were sued in the Court of Chancery of the State of Delaware, by the CBOT, CBOT Holdings Inc., the parent corporation of the CBOT, and two members of the CBOT who purported to represent a class of individuals who claim that they were, or had the right to become, members of the CBOE by virtue of the exercise right granted to CBOT members pursuant to paragraph (b) of Article Fifth of the CBOE's certificate of incorporation. We refer in this proxy statement and prospectus to those individuals who claim to have the right to become members of the CBOE pursuant to the exercise right as Exercise Member Claimants. The plaintiffs sought a judicial declaration that Exercise Member Claimants were entitled to receive the same consideration in any proposed restructuring transaction involving the CBOE as all other CBOE members, and the plaintiffs also sought an injunction to bar the CBOE and the CBOE's directors from issuing any stock to CBOE members as part of a proposed restructuring transaction, unless the Exercise Member Claimants received the same stock and other consideration as other CBOE members. For more information regarding this litigation, please see "Business—Legal Proceedings—Litigation with Respect to the Restructuring Transaction" on page 106.

        After two years of litigating issues in Delaware, on August 20, 2008, the CBOE entered into a Stipulation of Settlement with the plaintiffs pursuant to which the plaintiffs agreed to dismiss the pending action in Delaware, with prejudice, in exchange for the agreed upon settlement consideration. We refer in this proxy statement and prospectus to the Settlement Agreement entered into among the parties to the Delaware proceeding as the Settlement Agreement. On July 29, 2009, the Delaware Court approved the Settlement Agreement, ruling that it was "fair, reasonable, adequate and in the best interest of the settlement class." As a result, the action in Delaware was dismissed.

        The Participating Group A Settlement Class Members will receive the equity portion of the settlement consideration described below only after the Merger effecting the restructuring transaction is completed. The Participating Group A Settlement Class Members and Participating Group B Settlement Class Members will not receive any consideration in the restructuring transaction or in the Merger effecting the restructuring transaction. As such, the disclosures contained in this proxy statement and prospectus, including those related to the restructuring transaction and the federal income tax consequences of the restructuring transaction, are not intended for, and should not be relied upon by, the Participating Group A Settlement Class Members and the Participating Group B Settlement Class Members. For more information on the Settlement Agreement, please see "The Restructuring Transaction—Exercise Right Settlement Agreement" on page 51.

        The Settlement Agreement calls for a non-opt out settlement class, which means that anyone in the settlement class is bound by the Settlement Agreement and does not have the right to pursue separate claims against the CBOE. The settlement class consists of two groups:

  •
  Group A—which consists of all persons who, prior to August 22, 2008, simultaneously beneficially owned or possessed at least one CBOT B-1 membership, at least one Exercise Right Privilege and at least 27,338 shares of CBOT stock or (after CME's acquisition of CBOT) 10,251.75 shares of CME Group stock. We sometime refer to the package of interests described in this bullet as a Group A Package. An Exercise Right Privilege is the privilege, whether or not that privilege had been unbundled with the other components of a Group A Package, that constituted the Exercise Right when held with those other components.

  •
  Group B—which consists of all persons who owned an Exercise Right Privilege as of 5:00 p.m. (central time) on October 14, 2008 (excluding those whose Exercise Right Privileges all are being used as components of Group A Packages) and their transferees and assigns.

        Under the Settlement Agreement:

  •
  Group A and Group B class members must comply with certain additional conditions in order to receive settlement consideration under the Settlement Agreement. Among other things, Group A class members must have owned at least one Group A Package on October 14, 2008. We sometime refer to members of Group A who meet the conditions to receive settlement consideration as Participating Group A Settlement Class Members and sometimes refer to members of Group B who meet those conditions as Participating Group B Settlement Class Members.

  •
  Each Participating Group A Settlement Class Member will receive for each Group A Package it owned as of October 14, 2008 a pro rata share of the equity pool (which will consist of an amount of Class B common stock of CBOE Holdings equal to the product of (i) 0.21951220, times (ii) the aggregate number of shares of Class A common stock issued to each owner of a CBOE Seat in the restructuring transaction). The stock to be issued to the Participating Group A Class Members will be identical to the stock issued to CBOE Seat Owners, except it will be non-voting (except under limited circumstances) unless and until there is an initial public offering of the stock of the restructured company.

  •
  Participating Group A and Group B Settlement Class Members will share in a cash pool equal to $300,000,000.

  •
  For each Exercise Right Privilege that a Participating Group B Settlement Class Member owns on October 14, 2008, that class member will receive $250,000 from the cash pool.

  •
  The remainder of the cash pool, after making a minor payment to one of the class representatives, will be distributed to each Participating Group A Settlement Class Member on a pro rata basis for each Group A Package the Group A class member owned compared to the total number of Group A Packages that were owned by all Participating Group A Class Members on October 14, 2008.

  •
  Certain Participating Group A Settlement Class Members who were also CBOE Temporary Members will receive a payment, separate from the cash pool, equal to the amount each of those class members paid in access fees as CBOE Temporary Members from July 1, 2007 to May 31, 2008. The total amount of CBOE's liability for these payments is capped at $2,800,000. Subject to SEC approval, these Group A class members may also receive a payment, separate from the cash pool, equal to the access fees which that Group A class member paid to the CBOE as a CBOE Temporary Member from June 1, 2008 until the date the CBOE completes a restructuring transaction.

        Pursuant to the Settlement Agreement, the plaintiffs agree that upon final approval of the Settlement Agreement:

  •
  there no longer are any persons eligible to become members of the CBOE pursuant to the Exercise Right,

  •
  the Exercise Right does not provide any person the right to vote, trade or participate in the CBOE's restructuring transaction, and

  •
  the CBOE will be released from any claims by the plaintiffs and class members, all of whom will be enjoined from asserting claims against the CBOE that they have any rights with respect to the Exercise Right.

Our Corporate Structure Before and After the Restructuring

        In order to help you understand the restructuring transaction and how it will affect our corporate organizational structure, the following charts show, in simplified form, the structure of the CBOE before and immediately after the completion of the restructuring transaction:

Before the Restructuring Transaction

Amendments to the CBOE Certificate of Incorporation, Constitution, Bylaws and Rules

        Currently, the CBOE has a certificate of incorporation, Constitution and Rules. The Constitution and Rules of the CBOE are collectively referred to as the bylaws. Following the restructuring transaction, the CBOE's rules will no longer be part of the bylaws and what has been historically referred to as the Constitution, will now be referred to as the bylaws. As a result, following the restructuring transaction, the certificate of incorporation, bylaws and Rules of the CBOE will be similar to the CBOE's current certificate of incorporation, Constitution and Rules, except each of these documents will be revised to reflect that the CBOE will become wholly owned by CBOE Holdings and will be revised in other ways to, among other things, streamline the CBOE governance and incorporate provisions required by the SEC in the case of for-profit exchanges.

        In addition, as part of the restructuring transaction, the certificate of incorporation of the CBOE will be revised to remove Article Fifth(b) as it would no longer be applicable to a demutualized CBOE. In any event, as a result of the CME/CBOT Transaction and as provided in the Settlement Agreement, there no longer are members of the CBOT who qualify to become members of the CBOE under Article Fifth(b). Other revisions to our current certificate of incorporation, Constitution, bylaws and Rules will reflect the way in which access to our trading facilities will be provided following the restructuring. These amendments are described below under the headings "The Restructuring Transaction—Amendments to the CBOE Certificate of Incorporation, Constitution and Bylaws" on page 48 and "The Restructuring Transaction—Amendments to the CBOE Rules" on page 50. For more information regarding the differences between the rights before and after the restructuring transaction, please see "Comparison of Rights Prior to and After the Restructuring Transaction" on page 160.

The CBOE Special Meeting (See page 29)

        The special meeting of the CBOE members will be held in                        at 400 South LaSalle Street, Chicago, Illinois 60605, on                        , 2009 at     :     a.m., local time. You may vote at the CBOE special meeting or any adjournments thereof if you are a Voting Member of the CBOE of record and in good standing as of the close of business on                        , 2009, the record date for the special meeting.

        Proposal to Approve the Restructuring Transaction.    To approve the restructuring transaction, CBOE members holding a majority of the outstanding memberships must approve the Agreement and Plan of Merger.

        Proposal to Adjourn or Postpone the Meeting.    To approve any proposal to adjourn or postpone the meeting, should such a proposal be made at the meeting, CBOE members holding a majority of the memberships present or represented by proxy at the meeting must approve such proposal.

        Other Proposals.    The approval of any other proposal presented at the special meeting requires the affirmative vote of a majority of the votes cast by the CBOE members at the special meeting.

        The CBOE board of directors recommends that the CBOE members vote "FOR" the adoption of the Agreement and Plan of Merger that will effect the restructuring transaction. In addition, the CBOE board of directors recommends that the CBOE members vote "FOR" any proposal that may be made by the Vice Chairman of the Board of Directors of the CBOE to adjourn or postpone the CBOE special meeting for the purpose of soliciting additional proxies with respect to the proposal to adopt the Agreement and Plan of Merger.

Material U.S. Federal Income Tax Consequences (See page 155)

        It is a condition to the obligation of the CBOE to consummate the Merger that it receive an opinion from its counsel, dated as of the closing date of the Merger, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Subject to the limitations and qualifications described under "Material U.S. Federal Income Tax Consequences," it is the opinion of Schiff Hardin LLP, counsel to the CBOE, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a result:

  •
  No gain or loss will be recognized by the CBOE upon the Merger.

  •
  A CBOE member will not recognize any gain or loss upon receipt of CBOE Holdings common stock received in connection with the Merger.

        There can be no assurance that the Internal Revenue Service will agree with the conclusions of Schiff Hardin LLP that the Merger constitutes a reorganization for U.S. federal income tax purposes. Because the Participating Group A and Group B Settlement Class Members will not receive any consideration in the restructuring transaction or in the Merger, the tax discussion in this proxy statement and prospectus does not include an analysis of, and no opinion is being provided with respect to, the U.S. federal income tax consequences of the Settlement Agreement or the consideration to be paid to Participating Group A or Group B Settlement Class Members under the Settlement Agreement. The discussion provided in this proxy statement and prospectus, and the opinion of Schiff Hardin, LLP provided herein, is limited to the material U.S. tax consequences of the Merger to U.S. Holders of CBOE Seats. You should read "Material U.S. Federal Income Tax Consequences" for a more complete discussion of the U.S. federal income tax consequences of the Merger. We urge you to consult with your tax advisor for a full understanding of the tax consequences of the Merger to you.

Accounting Treatment

        The restructuring transaction will be treated as a merger of entities under common control. Accordingly, the financial position and results of operations of the CBOE will be included in the consolidated financial statements of CBOE Holdings on the same basis as currently presented.

Regulatory Approvals (See page 55)

        The restructuring transaction is subject to the approval of the SEC to the extent that changes to our certificate of incorporation, Constitution and Rules are necessary to effectuate the restructuring transaction. These changes must be filed with, and in most cases approved by, the SEC before they may become effective. Accordingly, we intend to make appropriate filings with the SEC seeking approval of the proposed restructuring transaction and associated amendments as described in this document. While we believe that we will receive the requisite regulatory approvals from the SEC, there can be no assurances regarding the timing of the approvals or our ability to obtain the approvals on satisfactory terms. Subject to the satisfaction of these conditions, we expect to complete the restructuring transaction in the fourth quarter of 2009 or the first quarter of 2010.

Appraisal Rights (See page 56)

        Under Delaware law, the CBOE members have the right to an appraisal of the fair value of their CBOE Seats in connection with the restructuring transaction. To exercise appraisal rights, a CBOE Voting Member must not vote for adoption of the Agreement and Plan of Merger and must strictly comply with all of the procedures required by Delaware law. These procedures are described more fully in "The Restructuring Transaction—Appraisal Rights of Dissenting Members" on page 56.

        A copy of Delaware General Corporation Law—Section 262—Appraisal Rights—is included as Annex H to this document.

Directors and Management of CBOE Holdings and the CBOE Following the Restructuring Transaction (See page 121)

        Following the restructuring transaction, the CBOE Holdings board of directors will consist of 23 directors, one of whom will be CBOE Holdings' chief executive officer. At all times, no less than two-thirds of the directors of CBOE Holdings will be independent as defined by CBOE Holdings' board of directors, which definition will satisfy the New York Stock Exchange's or the NASDAQ Stock Market's listing standards for independence. Each director will serve for one-year terms or until his or her successor is elected and qualified. There is no limit on the number of terms a director may serve on the board.

        The CBOE's board of directors also will consist of 23 directors, one of whom will be the CBOE's chief executive officer. At all times, at least 30% of the board shall consist of industry directors, and at all times, at least a majority of the board will consist of non-industry directors. For a description of "non-industry director" and "industry director" and for more information on the specific requirements for the CBOE Holdings and the CBOE boards of directors, please see "Directors and Management of the CBOE and CBOE Holdings After the Restructuring Transaction" on page 121. Each director will serve for one-year terms or until his or her successor is elected and qualified. There is no limit on the number of terms a director may serve on the board.

        The directors serving on the board of directors of the CBOE immediately prior to the restructuring transaction will be the directors of the CBOE and CBOE Holdings immediately following the effectiveness of the restructuring transaction.

        On or prior to the completion of the restructuring transaction, in addition to its current officers, CBOE Holdings will elect certain additional individuals as officers of CBOE Holdings. See "Directors and Management of the CBOE and CBOE Holdings After the Restructuring Transaction."

Stock Exchange Listing and Stock Prices (See page 56)

        CBOE Holdings common stock currently is not traded or quoted on a stock exchange or quotation system. We do not currently intend to list the common stock of CBOE Holdings on any stock exchange immediately following the completion of the restructuring transaction. If CBOE Holdings subsequently pursues a public offering, CBOE Holdings likely would apply to list its common stock at that time. There can be no assurances, however, that a public offering of CBOE Holdings will occur or that the common stock of CBOE Holdings will ultimately be listed on any stock exchange.

        CBOE Seats are not traded or quoted on a stock exchange or quotation system. All transfers of CBOE Seats, including transfers through private sales, currently must be processed through the CBOE. The CBOE records the sale prices of CBOE Seats.

        Because all transfers of CBOE Seats, including private sales, must be processed through the CBOE membership department, the CBOE is aware of the price of all transfers, including nominal transfers. The following table sets forth, for the periods indicated, the high and low sale prices of CBOE Seats as recorded in the CBOE's records.

Calendar Quarter	High	Low

2006:

First Quarter	$1,150,000	$850,000

Second Quarter	$1,375,000	$1,200,000

Third Quarter	$1,400,000	$975,000

Fourth Quarter	$1,775,000	$1,375,000

2007:

First Quarter	$2,270,000	$1,800,000

Second Quarter	$2,550,000	$2,100,000

Third Quarter	$2,700,000	$2,350,000

Fourth Quarter	$3,150,000	$2,650,000

2008:

First Quarter	$3,125,000	$2,225,000

Second Quarter	$3,300,000	$2,650,000

Third Quarter	$2,950,000	$2,400,000

Fourth Quarter	$2,475,000	$1,750,000

2009:

First Quarter	$1,750,000	$1,200,000

Second Quarter	$1,900,000	$1,500,000

        On January 24, 2007, the day prior to the date of public announcement of the restructuring transaction, the most recent sale price of a CBOE Seat was $1,900,000, and the most recent sale of a CBOE Seat prior to the date of this prospectus was on July 8, 2009, at a price of $1,800,000, in each case as recorded by the CBOE's membership department.

Certain Differences in the Rights of a CBOE Member Before the Restructuring Transaction and a CBOE Holdings Stockholder after the Restructuring Transaction (See page 160)

        Upon completion of the restructuring transaction, CBOE Holdings' certificate of incorporation and bylaws will govern the rights of the CBOE Holdings stockholders. Please read carefully the form of CBOE Holdings certificate of incorporation and bylaws that will be in effect upon completion of the restructuring transaction, copies of which are attached as Annex C and D, respectively, to this proxy statement and prospectus, as well as a summary of the material differences between the rights of the CBOE Holdings stockholders and the CBOE members under "Comparison of Rights Prior to and After the Restructuring Transaction."

UNAUDITED SUMMARY CONDENSED CONSOLIDATED FINANCIAL DATA

        The following table sets forth a summary of our historical financial and other information. When you read this summary condensed consolidated financial data, it is important that you read along with it the historical financial statements and related notes, as well as the section titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this proxy statement and prospectus. In 2004, the CBOE converted from a fiscal year that ended on June 30 to a fiscal year that ends on December 31. Because of this conversion, it was necessary for the CBOE to have a six-month reporting period ending on December 31, 2004.

																	Year Ended
	Six Mos. Ended June 30, 2009		Six Mos. Ended June 30, 2008		Year Ended Dec 31, 2008		Year Ended Dec 31, 2007		Year Ended Dec 31, 2006		Year Ended Dec 31, 2005		Six Mos. Ended Dec 31, 2005		Six Mos. Ended Dec 31, (1) 2004
																	June 30, 2004

	(dollars in thousands, except per share data)
Operating Data
Total revenues	$207,943		$201,890		$423,781		$352,301		$257,986		$203,055		$105,879		$88,926		$173,714
Total expenses	120,061		105,218		230,374		212,350		185,959		183,162		94,662		86,493		171,059
Income before income taxes	87,882		96,672		193,407		139,951		72,027		19,893		11,217		2,433		2,655
Income taxes	35,495		40,661		78,119		56,783		29,919		8,998		5,032		1,240		1,004
Net income	$52,387		$56,011		$115,288		$83,168		$42,108		$10,895		$6,185		$1,193		$1,651
Balance Sheet Data
Total assets	$553,118		$419,194		$496,139		$341,695		$255,826		$202,185		$202,185		$198,967		$176,234
Total liabilities	118,974		96,815		114,479		75,328		72,437		61,277		61,277		64,127		42,587
Total equity	434,144		322,379		381,660		266,367		183,389		140,908		140,908		134,840		133,647
Pro forma Data
Net income (loss) per share (2)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[ ]
Other Data
Current ratio (3)	4.34		3.97		3.97		4.18		2.85		2.59		2.59		2.16		3.02
Working capital	$320,544		$227,655		$270,297		$173,963		$94,081		$59,912		$59,912		$42,911		$36,788
Capital expenditures (4)	20,752		16,374		43,816		32,095		28,700		21,011		10,948		15,462		23,334
Number of full time employees at the end of the period	596		578		576		586		626		673		673		686		698
Sales price per CBOE Seat
High	$1,900		$3,300		$3,300		$3,150		$1,775		$875		$875		$420		$340
Low	$1,200		$2,225		$1,750		$1,800		$850		$299		$600		$270		$190

      Certain 2008, 2007 and 2006 amounts have been reclassified to conform to current year presentation.

(1)
In 2004, the CBOE converted its fiscal year from the year ending June 30 to the year ending December 31. Because of this transition, the CBOE is reporting results for the six months ending December 31, 2004.

(2)
Based on             shares issued and outstanding immediately following the completion of the restructuring transaction.

(3)
Equals current assets divided by current liabilities.

(4)
Does not include new investments in affiliates or the disposition of interests in affiliates.

RISK FACTORS

        In this section, we describe the material risks known to us pertaining to the proposed restructuring of the CBOE and to our business in general. You should carefully consider each of the following risks, together with all other information set forth in this document, before deciding whether to vote for or against the proposal to approve the restructuring transaction.

Risks Relating to the Restructuring Transaction

        We are subject to the following risks in connection with the restructuring transaction, including the changes in our form of corporate organization and in our governance structure:

The costs of restructuring and of maintaining a holding company structure may outweigh the benefits intended to be realized by making these changes.

        Although we expect that the proposed restructuring into a holding company form of organization will provide us increased flexibility to raise capital, make acquisitions, form strategic alliances and otherwise to operate in a manner that will allow us to pursue our strategic goals, it is possible that we will not be able to achieve some or all of these benefits as a result of unfavorable market conditions, the regulatory environment or other circumstances. As a result, we could incur the added costs of restructuring and of maintaining a holding company structure without realizing the intended benefits.

We have limited experience in operating as a for-profit exchange.

        From our formation in 1973 until our change to a for-profit business model at the beginning of 2006, we have operated as a member-owned organization essentially on a break-even basis and for the benefit of our members, subject to our obligations as a self-regulatory organization, or SRO, under the Securities Exchange Act of 1934, or the Exchange Act. In that capacity, our business decisions were focused not on maximizing our own profitability but instead on delivering member benefits and enhancing member opportunity at reasonable cost in conformity with our obligations under the Exchange Act. Beginning in 2006 and carrying forward after the restructuring transaction, our business was and will be operated for the long-term benefit of our owners rather than primarily for the purpose of delivering member benefits and enhancing member opportunity. Our management, therefore, has limited experience operating a for-profit business. Consequently, our transition to for-profit operations will be subject to risks, expenses and difficulties that we cannot predict and may not be capable of handling in an efficient manner.

CBOE Holdings has not determined its dividend policy. The ability of CBOE Holdings to pay dividends will depend upon the earnings of its operating subsidiaries to meet obligations and invest appropriately in the business prior to payment of any dividends. Accordingly, there can be no guarantee that CBOE Holdings will, or will be able to, pay dividends to its stockholders.

        Any future decision to pay dividends on CBOE Holdings common stock will be at the discretion of the CBOE Holdings board of directors. The CBOE Holdings board of directors may or may not determine to declare dividends in the future. The board's determination to issue dividends will depend upon the profitability and financial condition of CBOE Holdings and its subsidiaries, contractual restrictions, restrictions imposed by applicable law and the SEC and other factors that the CBOE Holdings board of directors deems relevant. As a holding company with no significant business operations of its own, CBOE Holdings will depend entirely on distributions, if any, it may receive from its subsidiaries to meet its obligations and pay dividends to its stockholders. If these subsidiaries are not profitable, or even if they are and they determine to retain their profits for use in their businesses, CBOE Holdings will be unable to pay dividends to its stockholders. We are not now able to state what will be the long-term dividend policy adopted by CBOE Holdings' board of directors.

We must obtain the approval of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) before we can complete the proposed restructuring transaction, which may result in additional conditions being imposed and may be a source of delay.

        The SEC must approve the proposed amendments to the CBOE's certificate of incorporation, Constitution and Rules as well as certain terms of the certificate of incorporation and bylaws of CBOE Holdings, in each case, that result from or are a part of the restructuring transaction. SEC approval might not be forthcoming in a timely manner or may be conditioned on changes to these documents that could limit or otherwise adversely affect your rights as holders of CBOE Holdings common stock after the restructuring. Certain changes may require us to obtain the approval of the CBOE members even if we have already received membership approval to complete the restructuring as originally proposed. This could require us to re-solicit proxies, which could cause us to incur significant additional expenses and delay.

        In addition, we will need to obtain the approval of CFTC for the transfer of our subsidiary CBOE Futures Exchange, LLC from the CBOE to CBOE Holdings. This approval could delay our ability to consummate the restructuring transaction.

The Class A common stock of CBOE Holdings you receive in the restructuring transaction will not be listed on a national securities exchange and will not be a liquid investment unless an active marketplace develops.

        The shares of Class A common stock that you will receive in the restructuring transaction will not be listed on a national securities exchange. In addition, the shares you will receive will only be permitted to be traded through the agent that has been designated by CBOE Holdings to manage such transfers and through the broker or market designated by CBOE Holdings as the sole broker or market for such transfers. Accordingly, unless this market develops into an active marketplace for our common stock, you will be required to bear the risk of your investment in these shares for an extended period of time.

A public offering of our common stock may never be completed.

        There can be no guarantee that there will be a future public offering of common stock of CBOE Holdings. Whether or not our board of directors determines to proceed with public offering will depend on many factors, including market conditions, the trading performance of and investor demand for the equity of comparable companies and our operating performance relative to comparable companies. We may not be able to complete a public offering in the near future or at all. Even if a public offering is completed, the price you would be able to receive for the shares you receive in the restructuring transaction may be less than the current market value of your CBOE Seat.

Prior to and following a public offering, if any, shares of CBOE Holdings Class A common stock will be subject to transfer restrictions and will not be a liquid investment until these restrictions lapse.

        Because the Class A common stock of CBOE Holdings issued in the restructuring transaction would become subject to transfer restrictions upon public announcement by the board of CBOE Holdings to institute such restrictions, and because the shares will continue to be subject to such transfer restrictions in the event CBOE Holdings concludes a public offering, these shares will not be a liquid investment until such transfer restrictions have expired and a trading market in the shares has developed. Identical transfer restrictions will apply to the Class B common stock issued in connection with the Settlement Agreement. Even if a market in shares of CBOE Holdings common stock does develop, the market price of the stock may fluctuate due to actual or anticipated variations in the operating results of CBOE Holdings and its subsidiaries and as a result of conditions or trends in the businesses in which CBOE Holdings and its subsidiaries are engaged, including regulatory, competitive or other developments affecting only CBOE Holdings or its subsidiaries or affecting financial markets in general.

Your ownership of CBOE Holdings may be diluted if additional capital stock is issued to raise capital, to finance acquisitions or in connection with strategic relationships.

        CBOE Holdings may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing equity or convertible debt securities, which would reduce the percentage ownership of existing CBOE Holdings stockholders. Following the restructuring transaction, the CBOE Holdings board of directors will have the authority, without action or vote of the stockholders, to issue all or any part of our authorized but unissued shares of common or preferred stock. Our certificate of incorporation authorizes 300,000,000 shares of common stock and 20,000,000 shares of preferred stock. Following the restructuring transaction and the issuance of the Class B common stock under the Settlement Agreement, to the Participating Group A Settlement Class Members,            shares of common stock and 20,000,000 shares of preferred stock will be authorized and unissued. Issuance of common or preferred stock would reduce your influence over matters on which stockholders vote and would be dilutive to earnings.

        In addition, any newly issued preferred stock could have rights, preferences and privileges senior to those of the CBOE Holdings common stock. Those rights, preferences and privileges could include, among other things, the establishment of dividends which must be paid prior to declaring or paying dividends or other distributions to holders of our common stock, greater or preferential liquidation rights which could negatively affect the rights of holders of our common stock and the right to convert such preferred stock into shares of our common at a rate or price which would have a dilutive effect on the outstanding shares of our common stock.

The CBOE may not be able to generate significant revenue by making trading access available in exchange for a fee paid directly to the CBOE, rather than having access be an attribute of a CBOE Seat.

        The ability to trade on the CBOE is currently an inherent right of every CBOE member. One of the consequences of the restructuring transaction will be to separate trading access from ownership and thereby eliminate access as an inherent right of ownership of the CBOE. Upon the effectiveness of the restructuring transaction, the right to trade on the CBOE will be made available to holders of trading permits issued by the CBOE that will be subject to fees paid directly to the CBOE. These fees are expected to account for a significant portion of the revenues of the CBOE, hence of CBOE Holdings. If the demand for access to the CBOE is less than planned, we would not likely be able to generate as much revenue as we anticipate through the granting of permits for trading access, which could adversely affect the profitability of the CBOE and CBOE Holdings. For a discussion of trading access after the restructuring transaction, please see "The Restructuring Transaction—Effect of the Restructuring Transaction on Trading Access" on page 43.

We are a party to a pending lawsuit in connection with the restructuring transaction which could delay or affect the structure of the restructuring transaction.

        On August 23, 2006, the CBOE and its directors were sued by The Board of Trade of the City of Chicago, Inc. (the "CBOT"), CBOT Holdings, Inc. ("CBOT Holdings," the CBOT's parent company) and two members of the CBOT who purport to represent a class of individuals who became, or had the right to become, members of the CBOE, without paying for such membership, by virtue of the Exercise Right granted to CBOT members pursuant to paragraph (b) of Article Fifth of the CBOE's certificate of incorporation. On August 20, 2008, the CBOE entered into a Stipulation of Settlement with the plaintiffs pursuant to which the plaintiffs agreed to dismiss the pending suit, with prejudice, in exchange for agreed upon settlement consideration. For more information on the Settlement Agreement, please see "The Restructuring Transaction—Exercise Right Settlement Agreement" on page 51. In the suit, the plaintiffs sought a judicial declaration that, among other things, persons who became CBOE members pursuant to the Exercise Right ("Exercise Member Claimants"), were entitled to receive the same consideration in the CBOE's restructuring transaction as all other CBOE members, and plaintiffs also sought an injunction to bar the CBOE and the CBOE's directors from issuing any stock to CBOE members as part of the restructuring transaction unless Exercise Member Claimants received the same stock and other consideration as other CBOE members. Plaintiffs also sought a declaratory judgment and an injunction to prevent the CBOE from implementing an interpretation of Article Fifth(b) of the CBOE's certificate of incorporation that the SEC has approved, under which no person qualifies as an Exercise Member Claimant following the consummation of the CME/CBOT Transaction. The Delaware court has approved the Settlement Agreement and issued a final order dismissing the case on July 29, 2009. The approval of the Settlement Agreement and the court's dismissal order are subject to appeal. Any such appeal could delay or affect the structure of the restructuring transaction as well as lead to additional expenses or require us to issue more equity, which would dilute materially the equity of our stockholders. Prior to this action we have been subject to other legal proceedings and claims relating to the Exercise Right. It is possible that other claims could be brought in the future relating to the restructuring transaction or other matters, which could likewise delay or affect the structure of the restructuring transaction and lead to additional expenses or require us to issue more equity, which would dilute materially the equity of our stockholders. See "Business—Legal Proceedings—Litigation with respect to the Restructuring Transaction" on page 106 for a description of this litigation.

Risks Relating to Our Business

        Our business, and thus the value of CBOE Holdings common stock, is subject to the following risks, which include risks relating to the industry in which we operate.

The CBOE operates in a highly regulated industry and may be subject to censures, fines and other legal proceedings if it fails to comply with its legal and regulatory obligations.

        The CBOE, which will be CBOE Holdings' principal operating subsidiary, is a registered national securities exchange and an SRO and, as such, is subject to comprehensive regulation by the SEC. The CBOE's ability to comply with applicable laws and rules is largely dependent on its establishment and maintenance of appropriate systems and procedures, as well as its ability to attract and retain qualified personnel. The SEC has broad powers to audit, investigate and enforce compliance and to punish noncompliance by SROs with the Exchange Act, the SEC's rules and regulations under the Exchange Act and the rules and regulations of the SRO. If the SEC were to find the CBOE's program of enforcement and compliance to be deficient, the CBOE could be the subject of SEC investigations and enforcement proceedings that may result in substantial sanctions, including revocation of its registration as a national securities exchange. Any such investigations or proceedings, whether successful or unsuccessful, could result in substantial costs and diversions of resources and potential harm to the CBOE's reputation, any of which could have a material adverse effect on the business, financial condition and operating results of CBOE Holdings.

        Although CBOE Holdings itself will not be a registered entity, CBOE Holdings will be subject to regulation by the SEC over its activities that involve the CBOE because CBOE Holdings will control the CBOE, which is an SRO. Specifically, the SEC will exercise oversight over the governance of CBOE Holdings and its relationship with the CBOE. See "Regulation—Regulatory Responsibilities" on page 112.

The listed options model depends on a national market structure that facilitates the efficient buying and selling of underlying stock, futures and other products. Any significant change to the underlying market model, such as the proposed rulemaking of the SEC related to short sales, could materially impact the ability of the CBOE's users to conduct business.

        The CBOE's members and customers were, to differing extents, impacted by the actions of the SEC in September 2008 to restrict short selling of certain financial stocks. While this SEC emergency order has expired, provisions in other SEC emergency orders related to short selling have been made permanent and could impact the use of options by both members and customers. For a description of the SEC's proposed rulemaking related to short sales, please see "Regulation—Recent Regulatory Developments" on page 115. More recently the SEC has stated its intention to examine the impact of "flash orders" on the price discovery process in securities markets. We cannot predict what action the SEC might take as a result of this examination or what effect it might have on the options industry or CBOE's business.

As a regulated entity, CBOE's ability to implement or amend rules could be limited or delayed, which could negatively affect its ability to implement needed changes.

        The CBOE must submit proposed rule changes to the SEC for its review and, in many cases, its approval. Even where a proposed rule change may be put into effect upon its being filed with the SEC, the SEC retains the right to abrogate such rule changes. The SEC review process can be lengthy and can significantly delay the implementation of proposed rule changes that the CBOE believes are necessary in the operation of its market. If the SEC refuses to approve a proposed rule change or delays its approval, this could negatively affect the ability of the CBOE to make needed changes or implement business decisions.

Intense competition could materially adversely affect our market share and financial performance.

        The options industry is highly competitive. Competition among options exchanges has continued to expand since the CBOE was created in 1973. We currently face greater competition than ever before in our history, not only because virtually all of the equity and ETF options listed and traded on the CBOE are also listed and traded on other U.S. options exchanges. Some order-providing firms have taken ownership positions in options exchanges that compete with us, thereby giving those firms an added incentive to direct orders to the exchanges they own. As a result of these competitive developments, although our trading volume has increased in absolute terms in recent years, our market share of equity options traded in the United States fell from approximately 44% in 1999 to about 31% for the first six months of 2009.

        In response to these developments, we developed our own electronic trading facility that we operate as part of a "hybrid" model, combining electronic trading and remote off-floor market-makers with traditional floor-based, open outcry trading. We have also administered a program through which we collect a marketing fee on market maker transactions. The funds collected are made available to the specialist and preferred market-makers for use in payment for order flow. These changes to our hybrid trading model have proven to be successful in maintaining and expanding our market share. These changes, however, may not be successful in maintaining or expanding our market share in the future. Likewise, our future responses to these or other competitive developments may not be successful in maintaining or expanding our market share.

CBOE's business may be adversely affected by price competition.

        The business of operating an options exchange is characterized by intense price competition. The pricing model for trade execution for options has changed in response to competitive market conditions. Some of the CBOE's competitors have lowered their transaction fees while at the same time increasing the marketing fees that they collect from market makers and make available to specialists for use in paying for order flow. Other competitors have introduced a market model in which orders that take liquidity from the market are charged a transaction fee and orders that provide liquidity receive a rebate. These changes have resulted in significant pricing and cost pressures on the CBOE and its members. It is likely that this pressure will continue and even intensify as our competitors continue to seek to increase their share of trading by further reducing their transaction fees and by offering higher payments or other financial incentives to order providers and liquidity providers to induce them to direct orders to our competitors' markets. In any of these events, the CBOE's operating results and profitability could be adversely affected, which in turn would affect the profitability of CBOE Holdings. For example, the CBOE could lose a substantial percentage of its share of trading if it is unable to price its transactions in a competitive manner. Also, the CBOE's profit margins could decline if competitive pressures force it to reduce its fees.

We may not be able to protect our intellectual property rights.

        We rely on patent, trade secret, copyright and trademark laws, the law of the doctrine of misappropriation and contractual protections to protect our proprietary technology, proprietary index products and index methodologies and other proprietary rights. In addition, we rely on the intellectual property rights of our licensors in connection with our trading of exclusively-licensed index products. We and our licensors may not be able to prevent third parties from copying, or otherwise obtaining and using, our proprietary technology without authorization or from trading our proprietary or exclusively-licensed index products without licenses or otherwise infringing on our rights. We and our licensors may have to rely on litigation to enforce our intellectual property rights, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. We and our licensors may not be successful in this regard. In any event, any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could materially adversely affect our business. For a description of current litigation involving these matters, please see "Business—Legal Proceedings" on page 106.

Loss of our market share in the index options we trade or the loss of our exclusive licenses to trade certain index options could have a material adverse effect on our financial performance.

        A significant contribution to the CBOE's revenue and profitability comes as a result of our market share in broad-based index options. Our market share in these products results in part because we hold exclusive licenses to trade index options granted to us by the owners of the S&P 500 Index and S&P 100 Index and the Dow Jones Industrial Average, or DJIA. However, even these index options face competition from other indexed derivatives, such as index futures traded on futures exchanges, indexed exchange-traded funds, or ETFs, options on ETFs and futures on ETFs and various over-the-counter options, swaps and other derivatives, some of which may be used by investors to achieve the same or similar purposes as the options we trade.

        In addition, the value of our exclusive licenses to trade index options depends on the continued ability of index owners to require licenses for the trading of options based on their indexes. Although recent court decisions have allowed the trading of options overlying ETFs based on indexes without licenses from the owners of the indexes, none of these decisions has overturned existing legal precedent that requires an exchange to be licensed by the owner of an index before it may trade options overlaying on the index. However, in pending litigation between International Securities Exchange, Inc., or ISE, and the CBOE and the owners of the S&P 500 Index and the DJIA—two of the most popular indexes on which the CBOE trades options pursuant to exclusive licenses—ISE seeks a judicial declaration that it (and, by extension, other options exchanges) has the right to list and trade options overlaying those indexes without licenses and, therefore, without regard to the CBOE's exclusive licenses to trade options on those indexes. This litigation remains pending, and there is a risk that ISE may be successful in eliminating the right of index owners to require licenses to use their indexes for options trading, including on an exclusive basis. There is also a risk that competing exchanges may convince the SEC to limit the right of index owners to grant exclusive licenses for index options trading or to prevent exchanges from entering into such exclusive licenses. If unlicensed trading of index options were permitted or if exclusive licenses for index options trading were prohibited, the value of the CBOE's exclusive licenses to trade index options would be eliminated, and the CBOE likely would lose some market share in these index options. There is also a risk, with respect to each of our current exclusive licenses, that the owner of the index may determine not to renew the license on an exclusive basis, or not to renew it at all, upon the expiration of the current term. In the first event, we would be subject to competition in the trading of what is now an exclusive index product, resulting in a likely reduction of the profitability to the CBOE of trading the product. In the second event, we could lose the right to trade the index product entirely.

Our decision to operate both open outcry trading and electronic trading systems may have a material adverse effect on our operating costs, markets and profitability.

        Our current business strategy involves the operation of a hybrid trading system that includes both floor-based, or open outcry, trading and electronic trading for most of our products. It is expensive to continue operating both electronic and floor-based markets for the same products. This may result in resource allocation decisions that adversely impact one or both systems and put us at a competitive disadvantage to other exchanges. If we determine to continue to operate both systems without reducing the resources provided to either one, the costs of doing so could reduce our profitability.

Our decision to operate a second marketplace may have a material adverse effect on our operating costs and profitability.

        Our current business strategy involves the operation of a second exchange, currently referred to as "C2." This second exchange will operate separately from CBOE with its own governance structure and systems. C2 will be located in the New York City metropolitan area, will operate as an electronic marketplace and will be capable of listing all of CBOE's products. In addition, C2 will serve as a back-up facility for CBOE.

        The CBOE is spending substantial funds on the development of C2. Despite these expenditures, C2 could fail to be launched if, for instance, the SEC does not approve C2 as a new exchange or does not approve the market model under which CBOE elects to operate C2. Even if C2 is launched, it may be unable to generate sufficient transaction volume and cash flow to meet its obligations. It also is possible that member firms may choose not to connect to C2, for instance, because they may conclude that doing so will not attract sufficient order flow to justify the cost of connecting. A failure of C2 as an exchange could result in CBOE Holdings writing off some portion of its investment in C2's development. On the other hand, if C2 is successful, it could cause a shift of business from CBOE to the C2 platform, making it difficult to maintain CBOE access revenue at current levels.

We may be unable to keep up with rapid technological changes.

        To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and features of our automated trading and communications systems in the face of rapid technological change, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices. This will require us to continue to attract and retain a highly-skilled technology staff and invest the financial resources necessary to keep our systems up to date. If we fail to do so, our systems could become obsolete, which could result in the loss of customers and volume and have a material adverse effect on the business, financial condition and operating results of the CBOE and CBOE Holdings.

Computer and communications systems failures and capacity constraints could harm our reputation and our business.

        We are committed to operate, monitor or maintain our computer systems and network services, including those systems and services related to our electronic trading system in a secure and reliable manner. A failure to do so could have a material adverse effect on the functionality and reliability of our market and, hence, on our reputation, business, financial condition and operating results. System failure or degradation could lead our customers to file formal complaints with industry regulatory organizations, file lawsuits against us or cease doing business with us or could lead other regulators to initiate inquiries or proceedings for failure to comply with applicable laws and regulations.

The computer systems and communication networks upon which we rely in the operation of our exchange may be vulnerable to security risks and other disruptions.

        The secure and reliable operation of our computer systems and of our own communications networks and those of our service providers, our members and our customers is a critical element of our operations. These systems and communications networks may be vulnerable to unauthorized access, computer viruses and other security problems, as well as to acts of terrorism, natural disasters and other events of force majeure. If our security measures are compromised or if there are interruptions or malfunctions in our systems or communications networks, this could have a material adverse effect on our business, financial condition and operating results. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including harm to reputation and litigation, caused by any breaches in security or system failures. Although we intend to continue to implement industry-standard security measures and otherwise to provide for the integrity and reliability of our systems, these measures may prove to be inadequate in preventing system failures or delays in our systems or communications networks that could lower trading volume and have a material adverse effect on our business, financial condition and operating results.

Our market data fees may be reduced or eliminated due to a decline in our market share, regulatory action or a reduction in the numbers of market data users.

        We obtain substantial revenues from our share of the revenues collected by the Options Price Reporting Authority, or OPRA, for the dissemination of options market data. If our share of options trading were to decline, our share of OPRA market data revenue would also decline. Market data revenue could also decline as a result of a reduction in the numbers of market data users, for example because of consolidation among market data subscribers. Finally, the SEC could take regulatory action to revise the formula for allocating options market data revenues among the options exchanges as it did in 2005 when it adopted Regulation NMS in respect of market data revenue in the stock market, or it could take other regulatory action, and any such action could have the effect either of reducing total options market data revenue or our share of that revenue. Any significant decline in the revenue we realize from the dissemination of market data could materially adversely affect the profitability of the CBOE and CBOE Holdings.

Market fluctuations and other risks beyond CBOE Holdings' control could significantly reduce demand for our services and harm our business.

        The volume of options transactions and the demand for CBOE Holdings' subsidiaries' other products and services are directly affected by economic, political and market conditions in the United States and elsewhere in the world that are beyond our control, including:

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  broad trends in business and finance;

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  concerns about terrorism and war;

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  concerns over inflation and wavering institutional or retail confidence levels;

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  changes in government monetary policy and foreign currency exchange rates;

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  the availability of short-term and long-term funding and capital;

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  the availability of alternative investment opportunities;

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  changes in the level of trading activity in underlying instruments;

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  changes and volatility in the prices of securities;

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  changes in tax policy;

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  the level and volatility of interest rates;

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  legislative and regulatory changes; and

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  unforeseen market closures or other disruptions in trading.

        General economic conditions affect options trading in a variety of ways, from influencing availability of capital to affecting investor confidence. The economic climate in recent years has been characterized by challenging business, economic and political conditions throughout the world. Adverse changes in the economy can have a negative impact on the CBOE's revenues by causing a decline in trading volume or in the demand for options market data. Because the CBOE's management structure and overhead will be based on assumptions of certain levels of market activity, significant declines in trading volumes or demand for market data may have a material adverse effect on the business, financial condition and operating results of the CBOE and of CBOE Holdings.

        A significant portion of CBOE Holdings' revenues will depend, either directly or indirectly, on our transaction-based business, which, in turn, is dependent on our ability to attract and maintain order flow, both in absolute terms and relative to other market centers. If the amount of trading volume on the CBOE decreases, CBOE Holdings' revenue from transaction fees will decrease. There may also be a reduction in revenue from market data fees or other sources of revenue. If the CBOE's share of total trading volumes decreases relative to our competitors, it may be less attractive to market participants and may lose trading volume and associated transaction fees and market data fees as a result. In addition, declines in the CBOE's share of trading volume could adversely affect the growth, viability and importance of several of our market information products, which will constitute an important portion of CBOE Holdings' revenues.

        The financial services industry and particularly the options and futures business are dynamic and uncertain environments, and we expect a highly competitive environment, as well as exchange consolidation and member firm consolidation in the future. This environment has encouraged the introduction of alternative trading venues with varying market structures and new business models. Well-capitalized competitors from outside the United States may seek to expand their operations in the U.S. market. In addition, the financial services industry is subject to extensive regulation, which may change dramatically in ways that affect industry market structure. If the CBOE is unable to adjust to structural changes within our markets, technological and financial innovation, and other competitive factors, the business will suffer and competitors will take advantage of opportunities to our detriment.

Risks Relating to Regulation and Litigation

        We are subject to the following risks in connection with the regulation of, and litigation relating to, our business.

We may not be able to maintain our self-regulatory responsibilities.

        Some financial services regulators have publicly stated their concerns about the ability of a securities exchange, organized as a for-profit corporation, to adequately discharge its self-regulatory responsibilities. Our regulatory programs and capabilities contribute significantly to our brand name and reputation. In the future we may be required to modify or restructure our regulatory functions in order to address these or other concerns. Any such modifications or restructuring of our regulatory functions could entail material costs for which we have not currently planned.

Damage to the reputation of the CBOE could have a material adverse effect on the businesses of CBOE Holdings.

        One of our competitive strengths is our strong reputation and brand name. This reputation could be harmed in many different ways, including by regulatory failures, governance failures or technology failures. Damage to the reputation of the CBOE could adversely affect our ability to attract liquidity providers and order flow, which in turn could impair the competitiveness of our market. This, in turn, may have a material adverse effect on the business, financial condition and operating results of CBOE Holdings.

We are subject to significant risks of litigation.

        Many aspects of our business involve substantial risks of liability. For example, dissatisfied customers may make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their brokers. We may become subject to these claims as the result of failures or malfunctions, or alleged failures or malfunctions, of systems and services provided by us. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our reputation, business, financial condition and/or operating results. We are currently subject to various litigation matters. For a discussion of litigation involving the CBOE, please see "Business—Legal Proceedings" on page 106.

Any infringement by us on patent rights of others could result in litigation and could have a material adverse effect on our operations.

        Our competitors as well as other companies and individuals may have obtained, and may be expected to obtain in the future, patents that concern products or services related to the types of products and services we offer or plan to offer. We might not be aware of all patents containing claims that may pose a risk of infringement by our products, services or technologies. Claims of infringement are not uncommon in our industry. For instance, in a lawsuit filed on November 22, 2006, ISE claims that the CBOE's hybrid trading system infringes ISE's patent directed towards an automated exchange for trading derivative securities. If our hybrid trading system or one or more of our other products, services or technologies were determined to infringe a patent held by another party, we might be required to stop developing or marketing those products, services or technologies, to obtain a license to develop and market those services from the holders of the patents or to redesign those products, services or technologies in such a way as to avoid infringing the patent. If we were unable to obtain these licenses, we might not be able to redesign our products, services or technologies to avoid infringement, which could materially adversely affect our business, financial condition and operating results. For a discussion of patent litigation involving the CBOE, please see "Business—Legal Proceedings—Patent Litigation" on page 110.

Member misconduct could harm us and is difficult to detect.

        Although we perform significant self-regulatory functions, we run the risk that the members of the CBOE, other persons who use our markets or our employees will engage in fraud or other misconduct, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases.

Risks Relating to Changes in Our Corporate Governance Structure

        The following risks relate to the significant changes to our corporate governance structure that will occur as part of the restructuring transaction.

CBOE Holdings stockholders will have reduced influence in the day-to-day management and operation of our business from that enjoyed by former members.

        If we complete the restructuring transaction, the CBOE Holdings stockholders will have less ability to influence the day-to-day management and operation of our business than our members currently do. Holders of CBOE Holdings common stock will not be stockholders of the CBOE and will not, therefore, have any vote with respect to matters acted on at the CBOE. CBOE Holdings, as the holder of all of the outstanding stock of the CBOE, will have the sole right to vote on all matters affecting the CBOE, such as any proposal to merge the CBOE with a third party, to sell a significant amount of the CBOE assets to a third party, to cause the CBOE to acquire, invest in or enter into a business in competition with the then existing business of the CBOE or to dissolve or liquidate the CBOE.

        In addition to these changes to voting rights and the manner of amending the certificate of incorporation and bylaws of CBOE Holdings, we will be making changes to the classified structure of our board of directors and the manner in which directors are nominated. Also, we will eliminate the ability of our members to take action by written consent.

        Collectively, these changes will reduce the influence of our members and may lead to decisions and outcomes that differ from those made under our current certificate of incorporation, Constitution, Rules and regulations. Moreover, additional changes to our corporate governance and capital structure may be required upon the occurrence of a public offering of CBOE Holdings which could reduce even further the influence of holders of CBOE Holdings stock.

Effects of certain provisions in the CBOE and CBOE Holdings organizational documents could enable the board of directors of CBOE Holdings to prevent or delay a change of control.

        Following the restructuring, CBOE Holdings' organizational documents will contain provisions that may have the effect of discouraging, delaying or preventing a change of control of, or unsolicited acquisition proposals for, CBOE Holdings that a stockholder might consider favorable. These include provisions:

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  vesting the CBOE Holdings board of directors with sole power to set the number of directors and

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  limiting the persons who may call special stockholders' meetings.

        In addition, CBOE Holdings' organizational documents will include provisions that:

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  restrict any person (either alone or together with its related persons) from voting or causing the voting of shares of stock representing more than 10% of CBOE Holdings' outstanding voting capital stock (including as a result of any agreement by any other persons not to vote shares of stock) and

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  restrict any person (either alone or together with its related persons) from beneficially owning shares of stock representing more than 10% of the outstanding shares of CBOE Holdings' capital stock. In the case of each of these restrictions, the percentage thresholds would increase to 20% of the outstanding shares of CBOE Holdings' capital stock following a public offering of CBOE Holdings' capital stock, should such an offering occur.

        For a more detailed description of these provisions, see "Description of CBOE Holdings Capital Stock" on page 146, as well as the form of CBOE Holdings certificate of incorporation and bylaws attached as Annexes C and D, respectively, to this document.

        Furthermore, the CBOE Holdings board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of these shares without stockholder approval. Any series of CBOE Holdings preferred stock is likely to be senior to the CBOE Holdings common stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability of the CBOE Holdings board of directors to issue preferred stock also could have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of the common stock.

        In addition, Delaware law makes it difficult for stockholders that recently have acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors' wishes. Under Section 203 of the Delaware General Corporation Law, a Delaware corporation may not engage in any merger or other business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder except in limited circumstances, including by approval of the corporation's board of directors.

        Certain aspects of the certificate of incorporation, bylaws and structure of CBOE Holdings and its subsidiaries will be subject to SEC oversight. See "Regulation" on page 111.

If CBOE Holdings is unable to favorably assess the effectiveness of its internal controls over financial reporting, or if its Independent Registered Public Accounting Firm is unable to provide an unqualified attestation report on CBOE Holdings' assessment, the stock price of CBOE Holdings could be adversely affected.

        The rules governing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 that must be met for management to assess CBOE Holdings' internal controls over financial reporting are new and complex, and require significant documentation, testing and possible remediation. The CBOE currently is in the process of reviewing, documenting and testing its internal controls over financial reporting. The continuing effort to comply with regulatory requirements relating to internal controls will likely cause us to incur increased expenses and will cause a diversion of management's time and other internal resources. We also may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting. In addition, in connection with the attestation process by CBOE Holdings' Independent Registered Public Accounting Firm, CBOE Holdings may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation. If CBOE Holdings cannot favorably assess the effectiveness of its internal controls over financial reporting, or if its Independent Registered Public Accounting Firm is unable to provide an unqualified attestation report on its assessment, investor confidence and the stock price of CBOE Holdings common stock could be adversely affected.

FORWARD-LOOKING STATEMENTS

        We make forward-looking statements under the "Summary," "Risk Factors," "Information About the CBOE," "Information About CBOE Holdings," "CBOE Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other sections of this document, as well as in other documents and sources of information that may be made a part of this document by appearing in other documents that we file with the SEC and incorporated by reference into this document. These statements may include statements regarding the period following completion of the restructuring transaction. In some cases, you can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under "Risk Factors."

        While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this document describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this document to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

        Forward-looking statements include, but are not limited to, statements about:

  •
  our business' possible or assumed future results of operations and operating cash flows;

  •
  our business' strategies and investment policies;

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  our business' financing plans and the availability of capital;

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  our business' competitive position;

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  potential growth opportunities available to our business;

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  the risks associated with potential acquisitions or alliances by us;

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  the recruitment and retention of our officers and employees;

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  our expected levels of compensation;

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  our business' potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts;

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  the likelihood of success and impact of litigation;

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  our protection or enforcement of our intellectual property rights;

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  our expectation with respect to securities, options and future markets and general economic conditions;

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  our ability to keep up with rapid technological change;

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  the effects of competition on our business; and

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  the impact of future legislation and regulatory changes on our business.

        We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document in the case of forward-looking statements contained in this document, or the dates of the documents incorporated by reference into this document in the case of forward-looking statements made in those incorporated documents.

        WE EXPRESSLY QUALIFY IN THEIR ENTIRETY ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE CBOE OR CBOE HOLDINGS OR ANY PERSON ACTING ON OUR BEHALF BY THE CAUTIONARY STATEMENTS CONTAINED OR REFERRED TO IN THIS SECTION.

SPECIAL MEETING OF CBOE MEMBERS

Time, Place and Purpose of the CBOE Special Meeting

        The special meeting of the CBOE members will be held in the            at 400 South LaSalle Street, Chicago, Illinois 60605, on                        , 2009 at    :     a.m., local time, for the following purposes:

          (1)   to vote on the adoption of the Agreement and Plan of Merger that will facilitate the restructuring of the CBOE;

          (2)   to consider and vote on any proposal that may be made by the Vice Chairman of the CBOE board of directors to adjourn or postpone the CBOE special meeting for the purpose of soliciting proxies with respect to the proposal to adopt the Agreement and Plan of Merger; and

          (3)   to transact any other business that may properly come before the CBOE special meeting or any adjournment or postponement of the CBOE special meeting.

        The CBOE board of directors recommends that you vote "for" the adoption of the Agreement and Plan of Merger to accomplish the restructuring transaction and for any proposal that may be made by the Vice Chairman of the Board of the CBOE to adjourn or postpone the CBOE special meeting for the purpose of soliciting proxies.

Who Can Vote at the CBOE Special Meeting

        Each Voting Member of the CBOE of record and in good standing as of the close of business on                        , 2009, the record date for the meeting, will be entitled to vote on the matters presented at the meeting and at any adjournment thereof. On each proposal set forth at the CBOE special meeting, each Voting Member of the CBOE is entitled to one vote with respect to each membership for which the Voting Member has the right to vote. As of the date of this document, there are 1,042 total memberships entitled to vote. The CBOE currently holds one inactive "treasury" membership. This membership will not be voted and will not be converted into the demutualization consideration. This membership is not included in the 1,042 memberships referenced above.

Vote Required

        The proposal to adopt the Agreement and Plan of Merger requires the affirmative vote of a majority of the outstanding CBOE memberships. As a result, if a CBOE member does not vote or abstains from voting on this proposal, it will have the same effect as a vote against the proposal.

        The presence in person or by proxy of CBOE members holding a majority of the total outstanding CBOE memberships shall constitute a quorum at the meeting.

        Directors and officers of the CBOE hold memberships entitling them to cast an aggregate of 14 votes on the proposal, representing approximately 1.34% of the total membership votes that may be cast.

Adjournments

        If no quorum of the CBOE members is present at the CBOE special meeting, the CBOE special meeting may be adjourned by the majority of the members present and entitled to vote at that meeting from time to time, without notice other than announcement at the meeting, unless otherwise required by statute. If the Vice Chairman of the CBOE board of directors proposes to adjourn the CBOE special meeting and this proposal is approved by the CBOE members, the CBOE special meeting will be adjourned. At any adjourned meeting of the special meeting at which a quorum is present, any business may be transacted which might have been transacted at the special meeting as originally notified. In order for the special meeting to be adjourned, the proposal to adjourn the meeting must be approved by the majority of the members present or represented by proxy at the meeting and entitled to vote.

Manner of Voting

        If you are a Voting Member of the CBOE, you may cast your ballot for or against the proposals submitted at the CBOE special meeting either in person at the meeting or by proxy prior to the time the meeting is called. To vote in person, you must be present at the special meeting and cast your ballot.

        The Election Committee (or their designees) will collect ballots in-person on the trading floor beginning            ,            , 2009. Two voting stations will be set up on the trading floor—near the escalators on the North and South walls (or at such other location as the Election Committee may designate).

        To vote by proxy, and avoid the inconvenience of in-person voting at the Special Meeting, you may submit your ballot along with your proxy to cast your ballot on your behalf at any time prior to the time the special meeting is called to order. The following materials are enclosed with this proxy statement and prospectus: a ballot, proxy card and a postage paid return envelope. You may submit your ballot (along with your proxy to cast your ballot on your behalf) by mail in the postage paid envelope, by fax or hand delivery to the Office of the Secretary on the 7th floor of the Exchange, or you can submit your ballot and proxy through the Internet or by telephone. When voting by proxy, your ballot indicates how you are voting on the proposals at issue, and the proxy authorizes a designated person to place your ballot in the ballot box at the meeting and to vote on your behalf on any other matters that may properly come before the meeting.

        The following is a detailed description of how to vote by proxy using the telephone, Internet and mail methods:

By Telephone (Available only until 3:30 p.m. Central Standard Time on            , 2009.)

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  On a touch tone telephone, call TOLL FREE 1-888-693-8683, 24 hours a day, 7 days a week.

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  You will be asked to enter ONLY the CONTROL NUMBER shown on the ballot.

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  Have your ballot ready, and then follow the simple instructions.

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  Your vote will be confirmed and cast as you directed.

    **If you are voting by telephone, please do not mail your ballot.

By Internet (Available only until 3:30 p.m. Central Standard Time on            , 2009.)

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  Visit the Internet voting Website at http://                        .

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  Enter the CONTROL NUMBER shown on the ballot and follow the instructions on your screen.

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  You will incur only your usual Internet charges.

    **If you are voting by Internet, please do not mail your ballot.

By Mail

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  Mark the ballot. LEGIBLY PRINT the voting member name (Individual Member or Member Organization), acronym (if applicable), and the name of the authorized signatory (e.g., executive officer) voting for a firm (if applicable), on the ballot. Be sure to indicate the legal name in which your membership is held.

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  Sign and date your ballot and return it in the postage-paid envelope by            , 2009.

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  Only ballots sealed in the appropriate envelope (unless transmitted by fax) and accompanied by a legibly executed proxy or ballots cast in person at the meeting will be counted.

    **If you are voting by telephone or the internet, please do not mail your ballot.

        Members are encouraged to submit the ballot promptly in order to ensure timely receipt and an efficient election. You may verify receipt of your ballot at the voting stations on the trading floor or by contacting                        at                         or Jaime Galvan at (312) 786-7058 (galvanj@cboe.com).

        Upon completion of the vote count, the vote results will be posted on the Member's website at www.CBOE.com and on the Election Results Hotline at (312) 786-8150.

        Ballots, along with a duly executed proxy authorizing the persons designated herein to cast such ballot at the special meeting, must be received prior to     p.m., Central Time, on            , 2009 in order to be counted.

        All ballots (including those given by phone or through the Internet) received before the deadline stated above or by any later established deadline for any adjourned meeting, as the case may be, will, unless revoked, be cast as indicated in those ballots. If no vote is indicated on a ballot that has been delivered with a properly executed proxy card, the CBOE membership(s) represented by the ballot and proxy card will be voted in accordance with the recommendation of the CBOE board of directors and, therefore, "FOR" the adoption of the Agreement and Plan of Merger to affect the restructuring transaction and "FOR" any proposal that may be made to adjourn or postpone the special meeting.

        If you return a ballot and properly executed proxy card and have indicated that you have abstained from voting on a proposal, your CBOE memberships represented by the ballot and proxy will be considered present at the CBOE special meeting for purposes of determining a quorum. We urge you to mark each applicable box on the ballot or voting instruction card to indicate how to vote your CBOE membership.

        You may change your ballot and revoke your proxy at any time before it is cast by:

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  submitting a written revocation dated after the date of the proxy that is being revoked to Chicago Board Options Exchange, Incorporated, Office of the Secretary, at 400 South LaSalle Street, Chicago, Illinois 60605;

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  submitting a later-dated ballot and proxy by mail, fax, telephone or internet; or

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  attending the CBOE special meeting and voting by paper ballot in person.

        Attendance at the CBOE special meeting will not, in and of itself, constitute revocation of a previously delivered ballot or granted proxy. If the CBOE special meeting is adjourned or postponed, it will not affect the ability of CBOE members to exercise their voting rights or to change any previously delivered ballot or to revoke any previously granted proxy using the methods described above.

        Returning your completed ballot and proxy will not prevent you from changing your vote or revoking your proxy and voting in person at the special meeting of Members. Please note, however, that if you submit your ballot and proxy through one of the available methods, you will not need to attend the special meeting of Members or take any further action in connection with the special meeting because you already will have directed your proxy to deliver your ballot with respect to the proposal to be brought at the special meeting.

Confidential Voting

        It is the CBOE's policy that all ballots and voting tabulations that identify the CBOE members be kept confidential. The CBOE intends to engage a third-party firm to serve as inspector of election and count the ballots. The CBOE Election Committee will oversee the third-party firm selected to count the ballots.

Solicitation of Ballots and Proxies

        The CBOE board of directors is making the solicitation of ballots and proxies. The CBOE will pay the expenses incurred in connection with the printing and mailing of this document. To assist in the solicitation of ballots and proxies, the CBOE has retained            for a fee not to exceed $                  plus reimbursement of out-of-pocket expenses. Solicitation of ballots and proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of the CBOE. No additional compensation will be paid to our directors, officers or employees for solicitation.

THE RESTRUCTURING TRANSACTION

        This section of the document describes material aspects of the proposed restructuring transaction. This summary may not contain all of the information that is important to you. You should carefully read this entire document, including the full text of the Agreement and Plan of Merger, which is attached as Annex G, and the other documents we refer you to for a more complete understanding of the restructuring transaction. In addition, we incorporate important business and financial data about us into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions described under "Where You Can Find More Information," which begins on page 171.

General

        The restructuring transaction will be completed through the following steps:

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  The creation of CBOE Holdings, Inc. as a new Delaware stock, for-profit subsidiary corporation, and CBOE Merger Sub, Inc. as a second-tier, Delaware stock, for-profit corporation.

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  Pursuant to the Agreement and Plan of Merger to be entered into in the near future, CBOE Merger Sub, Inc. will merge with and into the CBOE, with the CBOE surviving the merger as a Delaware stock, for-profit corporation. We refer to this transaction as the "Merger."

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  Upon the effectiveness of the Merger, the outstanding stock of CBOE Merger Sub, Inc. will be converted into common stock of the CBOE, the CBOE Seats existing on the date of the restructuring transaction will be converted into the right to receive CBOE Holdings common stock and the CBOE Holdings common stock held by the CBOE will be cancelled for no consideration and shall cease to exist. As a result, CBOE Holdings will become the sole stockholder of the CBOE and will be entitled to the exclusive right to receive all dividends and distributions, including proceeds upon liquidation, from the CBOE and all associated voting rights.

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  Immediately following the Merger, the CBOE will transfer to CBOE Holdings all of the shares or interests the CBOE owns in its subsidiaries other than CBOE Stock Exchange, LLC (CBOE Futures Exchange, LLC, Chicago Options Exchange Building Corporation, CBOE, LLC, CBOE II, LLC, DerivaTech Corporation, Market Data Express, LLC, The Options Exchange, Incorporated, CBOE Execution Services, LLC and C2 Options Exchange, Incorporated), making them first-tier, wholly-owned subsidiaries of CBOE Holdings. CBOE Stock Exchange, LLC will remain a facility of the CBOE in which the CBOE holds a 50% interest.

        As part of the restructuring transaction, each CBOE Seat existing as of the date of the restructuring transaction will be converted into the right to receive              shares of Class A CBOE Holdings common stock. In addition, Participating Group A Settlement Class Members will be issued, immediately following the Merger, Class B common stock of CBOE Holdings as required by the Settlement Agreement. As a result, the owners of the CBOE Seats outstanding immediately prior to the restructuring transaction will own 100% of the Class A common stock, and the Participating Group A Settlement Class Members will be issued 100% of the Class B common stock, which in the aggregate will equal approximately 21.9% of the number of shares of the Class A common stock issued to the CBOE Seat Owners in the restructuring transaction. As a result, the Class A common stock issued in the restructuring transaction and the Class B common stock issued pursuant to the Settlement Agreement will represent approximately 82% and 18%, respectively, of the combined total common stock issued to the Seat Owners in the restructuring transaction and the Participating Group A Settlement Class Members pursuant to the Settlement Agreement.

        The common stock of CBOE Holdings will represent an equity ownership interest in CBOE Holdings and will have traditional features of common stock, including equal per share dividend, voting and liquidation rights, except that Class B common stock issued in connection with the

Settlement Agreement will have no voting rights or privileges except as described in "Description of CBOE Holdings Capital Stock—Common Stock" on page 146. The rights of holders of CBOE Holdings common stock will be different from the rights of the CBOE members because the CBOE Holdings certificate of incorporation and bylaws in effect immediately after the restructuring transaction will be different from the governing documents of the CBOE. See "Comparison of Rights Prior to and After the Restructuring Transaction" on page 160 for a description of material differences.

        The CBOE Holdings common stock issued in the restructuring transaction, however, will not provide its holders with physical or electronic access to the CBOE's trading facilities. Following the restructuring transaction, physical and electronic access to the CBOE trading facilities, subject to such limitations and requirements as will be specified in the rules of the CBOE, will be available to individuals and organizations that have obtained a trading permit from the CBOE. For more information regarding trading access following the restructuring transaction, please see "—Trading Permits" on page 44.

Background of the Restructuring Transaction

        Over the past several years, the CBOE has been faced with competition from both new and existing exchanges. Some of these competitors were established as for-profit exchanges, and others were converted from not-for-profit membership organizations to for-profit stock corporations. Along with changing their focus to that of a for-profit business, these demutualized exchanges typically have corporate and governance structures more like those of other for-profit businesses, which gives them greater flexibility in responding to the demands of the rapidly changing regulatory and business environment in which they conduct their activities. In addition, by being structured as stock, for-profit corporations, these other exchanges have opportunities to engage in business combinations and joint ventures with other organizations and to access capital markets in ways that are not available to non-stock membership corporations.

        In January 2005, responding to these changes, the CBOE's board of directors authorized the formation of a Business Model Task Force, charged with the responsibility to develop a strategic plan that would respond to the challenges faced by the CBOE. Specifically, the Task Force was directed to consider the advantages and disadvantages of changing the business model of the CBOE to that of a for-profit business and making related changes to the ownership, corporate structure, and governance of the CBOE, possibly extending to the complete restructuring of the CBOE whereby it would be converted into a stock, for-profit corporation. The Task Force was directed to report its conclusions and recommendations to the full board.

        The Business Model Task Force consisted of four independent directors and three member directors and was chaired by James Boris, an independent director. Although the Business Model Task Force often met in executive sessions at which only members of the Task Force were present, in conducting its review and analysis, the Task Force was assisted by the management of the CBOE and by Goldman, Sachs & Co., an investment banking firm hired by the Task Force for this purpose. The Task Force obtained legal support from Schiff Hardin LLP, legal counsel to the CBOE, Richards, Layton & Finger, special Delaware legal counsel to the CBOE, and Sullivan & Cromwell LLP, special counsel to the CBOE in matters pertaining to the restructuring transaction.

        The Business Model Task Force held 12 formal meetings, beginning on February 17, 2005, and continuing until September 1, 2005. From the outset, the Task Force realized that any restructuring plan that it might recommend would have to deal with the valuation of the Exercise Right held by full members of the CBOT, pursuant to the CBOE's certificate of incorporation. Nevertheless, the Task Force determined it should first consider what changes to the structure, ownership and governance of the CBOE it would recommend before giving consideration to the Exercise Right.

        Accordingly, at its first few meetings the Task Force focused on how the CBOE should change its business model and how it should be organized and governed. Early in its deliberations, the Task Force concluded that formal changes to the corporate structure and ownership would take some time to put into effect, not only on account of the many steps required to accomplish this goal, but also because the implementation of these changes required that the Exercise Right be addressed. On the other hand, the Task Force also determined that several of the changes necessary to convert the CBOE to a for-profit business model could be put into effect prior to the time the CBOE would be in a position to implement a formal corporate restructuring. This determination was incorporated in the Task Force's preliminary recommendation made to the CBOE's board of directors at a meeting held on September 13 and 14, 2005. That recommendation included both near-term and long-term components.

        For the near term, the Task Force recommended that, effective January 1, 2006, the CBOE should adopt a "for-profit" business model to the extent compatible with its current corporate structure. Under such a business model, the CBOE would modify its governance and otherwise conduct its business activities with a focus on maximizing its profit potential in a manner consistent with the fulfillment of its responsibilities as a self-regulatory organization, even though it would not yet be structured as a for-profit stock corporation. For the longer term, the Task Force recommended that the CBOE should move forward with a program designed to provide for the restructuring of the CBOE by separating ownership of the Exchange from trading access and by changing the Exchange's corporate structure from that of a Delaware non-stock, corporation owned by its members to that of a Delaware stock, for-profit corporation that would be a subsidiary of a new Delaware stock, for-profit holding company owned by its stockholders.

        On September 14, 2005, at a regularly scheduled meeting, the CBOE's board of directors adopted these preliminary recommendations of the Task Force and directed the Exchange's management to proceed with the development of a detailed plan to implement both the near-term and long-term components of the recommendations. Specifically, management was directed to start transitioning to a for-profit business model commencing January 1, 2006, by addressing both the budgetary and governance implications of such a change. The board also directed the development of the necessary corporate documents and regulatory filings needed to implement the restructuring recommended by the Task Force. The board also encouraged management to engage in discussions with other organizations regarding transactions that might further the goals articulated by the Business Model Task Force and adopted by the board. The board requested that management present a business plan and budget at its January 26, 2006 meeting that reflected the transition to a for-profit business model, including adjustments to the CBOE's fee structure. Following the September 2005 board meeting, the CBOE engaged the Boston Consulting Group, or the BCG, to assist in a review of the CBOE's strategy. Over the next eleven weeks, the BCG worked with management on pricing strategy, overall strategy and change management.

        On October 27, 2005, at a regularly scheduled meeting of the board of directors of the CBOE, management reported to the board on the progress with respect to its plans to effect the conversion of the CBOE to a for-profit stock corporation and to start the transition to a for-profit operation beginning January 1, 2006.

        At the regularly scheduled board meeting of December 8, 2005, the BCG presented to the board the results of their eleven-week review of the CBOE relating to strategy, pricing and managing change. Following discussion, the board of directors reaffirmed the goal of unlocking value for its members through the conversion of the CBOE to a for-profit stock corporation with the transition to a for-profit model to start January 1, 2006. The board also approved several governance changes designed to streamline decision-making and enhance the efficiency of the advisory committees.

        On January 26, 2006, at a regularly scheduled meeting of the CBOE's board of directors, the board approved the business plan and budget proposed by management that addressed the strategic priorities established during the December 8, 2005 board meeting and began the transition to a for-profit business model. Management also proposed and the board adopted the creation of a Strategy and Implementation Task Force, or the SITF. The SITF consisted of five independent directors, the Vice Chairman, one floor director, the lessor director and a member firm director. Its role was to oversee the implementation of the CBOE's strategy with respect to its restructuring, including making recommendations to the board of directors regarding the details of the CBOE's demutualization. Management also established a demutualization team that would be responsible for developing an S-4 Registration Statement for such a restructuring.

        The SITF had six formal meetings between March and July 2006, as well as a number of less formal discussions among its members. At these meetings, the task force addressed various aspects of the CBOE's demutualization, including the form the demutualization would take; the steps required to implement the demutualization; the consideration to be received by CBOE members; tax and accounting treatment; restrictions to be placed on the stock received by CBOE members; the centralization of access rights within the CBOE how access would be granted after the demutualization; special petition rights for members prior to an initial public offering, if any; ownership and voting limitations; potential organized sales of CBOE Holdings stock; the form governance would take after demutualization; and the amendments required to the CBOE's Constitution and Rules. The Task Force was assisted in its deliberations by its financial advisors, Goldman Sachs, its legal counsel, Schiff Hardin, special legal counsel, Sullivan & Cromwell, and special Delaware counsel, Richards, Layton & Finger. The results of these deliberations are reflected in the transaction proposed in this document.

        Over this same period of time, management also held discussions with several financial exchanges regarding potential transactions with the CBOE. These discussions included the potential for investments by the CBOE, the potential acquisition of other organizations by the CBOE and the potential acquisition of the CBOE by other organizations. Management was assisted in these explorations by the financial and legal advisors mentioned above. In one case, these exploratory discussion lead to an extensive due diligence process. Ultimately, management did not recommend, and the board of directors did not pursue, any of these potential transactions.

        On March 23, 2006, at a regularly scheduled meeting of the board of directors of the CBOE, the board was briefed regarding the status of work on the restructuring transaction and was briefed by outside counsel regarding the registration process, the additional obligations that are applicable to registered companies, and various relevant provisions under the securities laws.

        On May 11, 2006, at a regularly scheduled meeting of the board of directors of the CBOE, management described and discussed with the Board the primary components of the then-contemplated restructuring transaction and post-demutualization structure, as well as the next steps in the process and key open issues.

        On July 27, 2006, at a regularly scheduled meeting of the CBOE board of directors, the SITF presented its recommendations regarding the demutualization of the CBOE. The board of directors approved the restructuring as recommended by the SITF, authorized the creation of CBOE Holdings and CBOE Merger Sub and authorized the preparation of an S-4 Registration Statement for purposes of implementing the demutualization of the CBOE. The board approved interim boards for CBOE Holdings and CBOE Merger Sub and authorized management to file an S-4 registration statement. The board also approved the creation of a Special Independent Directors Committee consisting of four independent directors (the "Special Committee"). The board delegated to the Special Committee the sole authority to determine the manner in which the membership interest held by Exercise Member Claimants and CBOE Seat owners would be converted into the right to receive the consideration to be received in any demutualization of the CBOE. The Board resolved not to approve or recommend any demutualization providing for a conversion of membership interests in the CBOE into other interests unless the consideration to be received in such transaction was consistent with the conversion of membership interests as determined by the Special Committee. The Special Committee was empowered to engage its own legal counsel and its own financial advisor to assist it in discharging these duties.

        Following the creation of the Special Committee at the July 27, 2006 board meeting through January 2007, the SITF met five times to consider open issues related to the restructuring transaction that had not been delegated to the Special Committee.

        On August 23, 2006, the CBOT, in concert with others, initiated a purported class action lawsuit in Delaware against the CBOE and its directors regarding the demutualization of the CBOE. The CBOT lawsuit alleged that the CBOE board had already decided that the Exercise Member Claimants would not be entitled to the same consideration as other CBOE members in connection with the restructuring of the CBOE and sought to have the Delaware Chancery Court issue a declaratory judgment and an injunction to require that any Exercise Member Claimant would be entitled to the same consideration as a CBOE Seat owner. The CBOE's position was that this suit was premature, as the Special Committee had not arrived at any conclusions regarding the consideration to be received by an Exercise Member Claimant.

        On September 28, 2006, at a regularly scheduled meeting of the CBOE board of directors, the board was briefed regarding the work on the restructuring transaction. At the request of the Special Committee, the Special Committee's charter was broadened to give the Special Committee the authority to determine whether any of the administrative or regulatory requirements the CBOE's Rules impose upon persons who apply to become Exercise Member Claimants should be modified or waived in the event of a CBOE demutualization.

        On October 17, 2006, the Chicago Mercantile Exchange Holdings, Inc., or CME Holdings, and CBOT Holdings Inc. announced that CME Holdings would acquire the CBOT. Because of the significant changes to the structure and ownership of the CBOT, and to the rights of CBOT members, that would result from the completion of this proposed transaction, its announcement required the CBOE board to consider the possible impact of the proposed acquisition transaction on the eligibility of CBOT members to become and remain members of the CBOE pursuant to the Exercise Right provided for in paragraph (b) of Article Fifth, or Article Fifth(b), of the CBOE's certificate of incorporation.

        On December 12, 2006, at a regularly scheduled meeting of the board of directors of the CBOE, lawyers from the CBOE's outside legal counsel, Schiff Hardin, presented a legal analysis of the impact of the CME/CBOT Transaction on the CBOE Exercise Right. Following a discussion from which members of the Special Committee were recused, the board determined that CBOT would no longer have "members" as contemplated by Article Fifth(b) upon the completion of the CME/CBOT Transaction and authorized CBOE management to submit a rule filing to the SEC consisting of (1) an interpretation of Article Fifth(b) in a manner consistent with this determination and (2) authorization for the CBOE, upon completion of the CME/CBOT Transaction, to grant temporary access to former Exercise Member Claimants who had exercised and were in good standing as members of the CBOE on December 11, 2006, to the extent and for the period of time necessary to avoid disruption to the CBOE's market as a result of the ineligibility of such persons to maintain the status of Exercise Member Claimants. The CBOE submitted this rule filing on December 12, 2006, and amended it on January 17, 2007. This rule filing is sometimes referred to as the "eligibility rule filing."

        Following the approval of this action, the directors on the Special Committee were invited to rejoin the meeting and were informed of the board's decision. The Special Committee informed the board that, based on the board's interpretation of the impact of the CME Holdings' acquisition on the Exercise Right and based on the board's understanding that the acquisition would likely close prior to the demutualization of the CBOE, the Special Committee would defer further deliberations until such time as it became appropriate to either reinitiate the Special Committee's deliberations, terminate the Special Committee's existence, or take such other action as was warranted.

        On January 4, 2007, the CBOT and the other plaintiffs in the Delaware action against the CBOE filed an amended complaint that challenged the interpretation of Article Fifth(b) that the CBOE had filed with the U.S. Securities and Exchange Commission on December 12, 2006. On January 11, 2007, plaintiffs submitted a motion for summary judgment on their claims. In addition to continuing to assert their claims about the amount of consideration to which Exercise Member Claimants would be entitled as part of the CBOE restructuring transaction, plaintiffs sought a declaratory judgment and an injunction to prevent the CBOE from implementing the interpretation of Article Fifth(b) that the CBOE had filed with the Commission. On January 16, 2007, CBOE and the director defendants moved to dismiss the amended complaint to the extent it challenged CBOE's interpretation, on the ground that the U.S. Securities and Exchange Commission's jurisdiction to consider such interpretations of Article Fifth(b) preempts any state law challenge to that interpretation. In this motion, defendants further moved to stay consideration of plaintiffs' claims regarding the consideration to which Exercise Member Claimants otherwise would be entitled until it was known whether the CME Holdings acquisition of CBOT would close before CBOE's restructuring.

        On January 25, 2007, at a regular scheduled meeting of the CBOE board of directors, management made a presentation describing the restructuring transaction and the board approved the proposed terms of the restructuring transaction and authorized the board of CBOE Holdings to file the registration statement of which this prospectus is a part with the SEC.

        On March 15, 2007 the Intercontinental Exchange (ICE) made an unsolicited bid to acquire the CBOT in competition with the CME/CBOT Transaction. ICE approached CBOE regarding a potential joint proposal which would be designed to resolve the Exercise Right issue as part of an ICE acquisition of the CBOT. On May 30, 2007, CBOE and ICE announced that they had entered into an exclusive agreement in which each full member of the CBOT holding an exercise right would be entitled to receive $500,000 in cash and/or debt securities convertible into the stock of a newly created CBOT/ICE Holdings in exchange for relinquishing the exercise right. The agreement was contingent upon the closing of the proposed merger of ICE and CBOT Holdings.

        In June 2007, the CBOT Holdings board recommended and the shareholders approved the CME merger proposal. The CME/CBOT Transaction closed on July 12, 2007.

        On June 29, 2007, to address issues raised by the CME/CBOT Transaction, the CBOE Board approved an interpretation of CBOE Rule 3.19, which provided that persons who were Exerciser Members in good standing before the consummation of the CME/CBOT Transaction would temporarily retain their CBOE membership status until the SEC ruled on the eligibility rule filing. We refer to this interpretation as the interim access interpretation. The CBOE filed the interim access interpretation with the SEC on July 2, 2007, and it went into effect upon its filing.

        On July 20, 2007, CBOT and the other plaintiffs filed a motion requesting that the Court enter a temporary restraining order prohibiting CBOE from implementing or enforcing the interim access interpretation. On August 3, 2007, the Court denied the motion for a temporary restraining order.

        On August 28, 2007, the CBOE board of directors approved a second interpretation of CBOE Rule 3.19, which provided that the membership status of those persons who temporarily retained their CBOE membership status pursuant to the interim access interpretation would continue after the SEC approved the eligibility rule filing until other specified events occurred. We refer to this interpretation as the continued membership interpretation. The continued membership interpretation was filed with the SEC on September 10, 2007 and was effective on filing.

        On January 15, 2008, the SEC approved the CBOE rule filing that CBOT "no longer had 'members' as contemplated by Article Fifth(b) following the completion of the CME/CBOT Transaction."

        On February 6, 2008, the plaintiffs in the Delaware action filed their third amended complaint. Plaintiffs' essential claims remained the same, although plaintiffs alleged in their new complaint that the adoption of the interim access interpretation damaged so-called CBOT full members in their capacity as owners and lessors of such memberships and that CBOE's Board of Directors was dominated by interested directors when it approved the eligibility rule filing, the interim access interpretation and the continued membership interpretation.

        On March 14, 2008, CBOT and two CBOT members appealed to the United States Court of Appeals for the District of Columbia from the SEC order that approved the eligibility rule filing and CBOE was granted leave to intervene in that appeal.

        During the fall of 2007 and into Spring 2008, CBOE management and class representative engaged in periodic settlement discussions. On June 2, 2008, two days before the Delaware Court was to hear argument on motions for summary judgment, the parties entered into a written agreement in principle to settle both the Delaware litigation and the appeal of the SEC order pending in the federal Court of Appeals. On July 24, 2008, CBOE's Board of Directors approved the material terms of the Settlement Agreement as then presented to the Board and authorized the Office of the Chairman to finalize the agreement. On August 20, 2008, the parties entered into a definitive Stipulation of Settlement and that agreement was preliminarily approved by the Delaware Court on August 22, 2008. On August 22, 2008, CBOE held an informational membership meeting regarding the Settlement Agreement. On September 17, 2008, CBOE's membership approved the Settlement Agreement.

        On December 16, 2008, the Delaware Court conducted a lengthy hearing to consider whether to approve the settlement of the litigation and to consider the objections to the proposed settlement. At the conclusion of the hearing, the Court indicated that it would issue a comprehensive written opinion, but it did not indicate when that decision would be forthcoming.

        On May 6, 2009, CBOE Board of Directors approved certain changes to the restructuring transaction and certain changes to the proposed post-demutualization Certificate of Incorporation of CBOE Holdings.

        On June 3, 2009, the Delaware Court entered an order approving the Settlement Agreement, while reserving ruling on whether certain objectors were eligible to participate in that settlement. After subsequently ruling on those objections, the Delaware Court, on July 29, 2009, entered a final order approving the Settlement Agreement, resolving all open issues about the settlement and dismissing the Delaware litigation. The order is subject to any appeals that may be filed by August 28, 2009. No appeals had been filed as of the date this registration statement was filed.

The CBOE's Reasons for the Restructuring Transaction

        In approving the restructuring transaction, the CBOE board of directors considered a number of factors, including the ones discussed in the following paragraphs. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the CBOE board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The CBOE board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the CBOE's reasons for the proposed restructuring transaction and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Forward-Looking Statements" on page 27.

        In reaching its decision, the CBOE board of directors consulted with the CBOE management with respect to strategic, operational and regulatory matters, as well as with its outside legal counsel and financial advisors and the board's special counsel.

        The CBOE board of directors believes that changing the CBOE's focus to that of a for-profit business, along with modifying the CBOE's corporate and governance structures to be more like those of other for-profit businesses, will provide the CBOE with greater flexibility to respond to the demands of a rapidly changing business environment. By being structured as a stock, for-profit corporation, the CBOE will be able to pursue strategic opportunities to engage in business combinations and joint ventures with other organizations and to access capital markets in ways that are not available to non-stock, membership corporations. As a stock corporation, ownership will be separated from access. Stock will provide a "currency" separate from access that can be used in acquisitions and mergers. Furthermore, our stock will give us the ability to raise capital through stock issuances. We believe that the restructuring transaction will move us one step closer to achieving our key objectives of providing our owners a more liquid investment and creating a framework for a possible future public offering of CBOE Holdings common stock.

        The CBOE board of directors also believes that the restructuring of the CBOE will enable the CBOE to enhance its competitiveness with other options exchanges, including both open outcry and electronic markets, while preserving the CBOE's ability to provide trading opportunities and benefits to our members. The proposed changes in our structure will streamline the governance and decision-making process, which will allow us to respond more quickly to changes in the competitive environment. In addition, our for-profit structure will remove ambiguity with respect to objectives and priorities and establish shareholder interest as the primary guidepost for decision making. At the same time, our new structure will allow us to provide trading access through trading permits, which will be issued by the exchange. See "The Restructuring Transaction—Trading Permits" on page 44 for a discussion of this access. This shift in how access is granted will also alter how we think of the users of our marketplace. Users, as distinct from owners, will become customers of the CBOE. It will be clear that the interest of shareholders is served by providing trading opportunities and other benefits to these customers in a way that prompts them to continue to prefer the CBOE to alternative marketplaces. The board believes that the restructuring transaction will allow the CBOE to:

  •
  maximize the value of the CBOE's business by adopting a for-profit approach to business with a view towards increasing volume, efficiency and liquidity in the markets it provides;

  •
  increase the CBOE's ability to respond more efficiently to changes within the industry, markets and regulations that govern the CBOE through a more streamlined governance and decision-making structure, including a reduction in the size of the board and a reduction in the number of member committees;

  •
  increase the CBOE's flexibility to diversify and expand its business;

  •
  segregate more easily the CBOE's different lines of business into separate subsidiaries through a holding company structure, which could provide greater flexibility in administration and allow these subsidiaries to focus more effectively on particular markets, products or services; and

  •
  distribute profits from the operation of its business to its stockholders as determined by its board of directors and as permitted by applicable law.

        As such, the restructuring transaction is designed to:

  •
  facilitate CBOE Holdings' engaging in other businesses that are either unregulated, or are regulated differently from the CBOE's current business;

  •
  provide greater flexibility to finance, acquire or dispose of individual businesses;

  •
  create a framework to facilitate public markets for equity securities of CBOE Holdings, capital-raising transactions and other securities issuances, such as the issuance of securities as consideration in an acquisition or merger; and

  •
  satisfy the SEC's current policy that at least 20% of the board of the CBOE should be selected by the members, while providing flexibility in governance at the holding company level.

        The board also considered the following potentially negative factors associated with the restructuring transaction:

  •
  the possibility that regulatory or governmental authorities might seek to impose conditions on or otherwise prevent or delay the restructuring transaction;

  •
  the risks and costs to the CBOE if the restructuring transaction is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

  •
  the risk that the potential benefits of the restructuring transaction may not be fully or partially realized;

  •
  the risk of diverting management focus and resources from other strategic opportunities and from operational matters and potential disruption associated with the restructuring transaction;

  •
  the risk that CBOE members may fail to approve the restructuring transaction;

  •
  the fees and expenses associated with completing the transaction; and

  •
  various other risks associated with the restructuring transaction described under "Risk Factors."

Alternatives to the Restructuring Transaction

        In considering the restructuring transaction, the CBOE board of directors also considered a number of strategic alternatives available to the CBOE, including:

  •
  remaining a not-for-profit, non-stock membership corporation;

  •
  converting to a for-profit, non-stock corporation;

  •
  pursuing one or more acquisitions of or by other U.S. or non-U.S. exchanges; and

  •
  exploring mergers, alliances and joint ventures with other entities.

        The CBOE board of directors believed and continues to believe that these potential risks and drawbacks are outweighed by the potential benefits that the CBOE board expects the CBOE and its members to achieve as a result of the proposed restructuring transaction.

What You Will Receive in the Restructuring Transaction

        CBOE Holdings, Inc. Common Stock.    In the restructuring transaction, each CBOE Seat existing on the date of the restructuring transaction will be converted into the right to receive             shares of Class A common stock of CBOE Holdings. In addition, Participating Group A Settlement Class Members will be issued, immediately following the Merger and as required by the Settlement Agreement,             shares of Class B common stock of CBOE Holdings.

        If CBOE Holdings completes a public offering, each outstanding share of Class A common stock and Class B common stock automatically shall be converted into one-half of one share of Class A-1 common stock and one-half of one share of Class A-2 common stock, effective upon completion of such public offering. The Class A-1 and A-2 common stock shall have all the same rights and privileges as the Class A common stock; however, the Class A-1 and A-2 common stock will be issued subject to certain transfer restrictions that will continue following the closing of a public offering for different durations. For a description of these transfer restrictions, please see below. In addition, effective upon the expiration of the lock-up period associated with the shares of Class A-1 and Class A-2 common stock, such shares shall automatically convert into shares of unrestricted common stock of CBOE Holdings, and such shares shall be freely tradable.

        Transfer of CBOE Holdings Common Stock Following the Restructuring Transaction.    Following the restructuring transaction and unless and until a public offering by CBOE Holdings of its common stock has been completed, pursuant to the certificate of incorporation of CBOE Holdings, transfers of the Class A and Class B common stock of CBOE Holdings may only take place through the agent of CBOE Holdings that has been designated by CBOE Holdings to manage such transfers and through the broker or market designated by CBOE Holdings as the sole broker or market for such transfers. The broker designated by CBOE Holdings will maintain a record of the prices bid and offered by sellers and buyers and the time such bids and offers are submitted to the broker. When a bid and offer match, the broker will consummate the transaction and inform the parties. It is intended that this process will function much like the existing process for the sale and transfer of CBOE Seats.

        In addition, in the event the CBOE Holdings board of directors determines to proceed with a future public offering, the board may institute lock-up restrictions with respect to the Class A and Class B common stock by issuing a press release to the effect that such transfer restrictions will commence on a date no earlier than 10 calendar days following the date of such announcement. These transfer restrictions are sometimes referred to as the "Interim Transfer Restrictions." The Class A and Class B common stock shall remain subject to these Interim Transfer Restrictions until such shares are converted into shares of Class A-1 and A-2 common stock at the time of the closing of any such public offering. At that time, the shares of Class A-1 and A-2 common stock will be issued subject to similar transfer restrictions. During this lock-up period, shares of Class A common stock and Class B common stock of CBOE Holdings may not be directly or indirectly assigned, offered for sale, sold, transferred or otherwise disposed of, except pursuant to limited exceptions set forth in the CBOE Holdings certificate of incorporation, which provides for certain permitted transfers to affiliates, family members, qualified trusts and estates, as well as certain pledges and the potential transfer upon a bona fide foreclosure resulting therefrom.

        Transfer Restrictions on CBOE Holdings Common Stock Following a Public Offering.    In the event CBOE Holdings engages in a public offering of its common stock in the future, the shares of Class A and Class B common stock automatically shall convert, effective at the time of the closing of such public offering, into shares of Class A-1 and Class A-2 common stock and upon issuance will be subject to the transfer restrictions or "lock-up restrictions" under CBOE Holdings' certificate of incorporation. These lock-up restrictions will expire on the Class A-1 and Class A-2 common stock as of the 180th and 360th day, respectively, following the closing date of any such public offering. During any applicable lock-up period, shares of the affected series of CBOE Holdings Class A or Class B common stock may not be directly or indirectly assigned, offered for sale, sold, transferred or otherwise disposed of, except pursuant to limited exceptions set forth in the CBOE Holdings certificate of incorporation, which provides for certain permitted transfers to affiliates, family members, qualified trusts and estates, as well as certain pledges and the potential transfer upon a bona fide foreclosure resulting therefrom. Subject to possible extension in the event of an organized sale, as set more fully in this proxy statement and prospectus, upon the expiration of the applicable lock-up period with respect to the common stock, the shares of the common stock then scheduled to expire would automatically convert to unrestricted common stock that would be freely transferable.

        In addition to the restrictions described above, all shares of Class A, Class B, Class A-1 and Class A-2 common stock must be registered in the name of the owner and may not be registered in the name of any nominee or broker.

Who Will Receive the Restructuring Consideration

        The CBOE Holdings Class A common stock issued in the restructuring transaction will be issued to the owner of a CBOE Seat. Therefore, if you are currently a member who owns a CBOE Seat, you will receive the CBOE Holdings Class A common stock issued in the restructuring transaction in exchange for your CBOE Seat. On the other hand, because we permit owners of CBOE Seats to lease their seats to other persons, it is possible that more than one person may have an interest in the same seat. For instance, during the term of a lease, the lessee is considered to be a member of the CBOE for trading purposes, although, under Delaware law, the owner of the CBOE Seat (or lessor) retains the equity right represented by the CBOE membership and is the member of the CBOE for purposes of ownership. The CBOE Holdings Class A common stock being issued in the restructuring transaction represents an equity interest in CBOE Holdings that is being issued in exchange for the former CBOE member's equity interest in the CBOE. The CBOE Holdings Class A common stock, therefore, will be issued to the owner of the CBOE Seat and not a lessee of a seat.

        As a result of the CME/CBOT Transaction and the approval by the SEC of the eligibility rule filing, and upon final approval of the Settlement Agreement (including any appeals of that approval), there no longer will be members of the CBOT who qualify to become or remain a member of the CBOE under Article Fifth(b) of CBOE's certificate of incorporation without having to purchase a separate CBOE membership. Accordingly, at the time of the restructuring transaction, there will be no exercise memberships outstanding to be converted in the restructuring transaction. The CBOE has agreed, pursuant to the Settlement Agreement, to make available a pool of Class B common stock to be paid to the Participating Group A Settlement Class Members. In addition, the CBOE has agreed to make available a pool of cash to be paid to the Participating Group A and Participating Group B Settlement Class Members. The Participating Group A Settlement Class Members and the Participating Group B Settlement Class Members will receive the settlement consideration described below pursuant to the terms of the Settlement Agreement and only after the Merger effecting the restructuring transaction is complete. The Participating Group A Settlement Class Members and Participating Group B Settlement Class Members will not receive any consideration in the restructuring transaction or in the Merger effecting the restructuring transaction. For a discussion of the Settlement Agreement, please see "—Exercise Right Settlement Agreement" on page 51.

Effect of the Restructuring Transaction on Trading Access

        In the restructuring transaction, all memberships in the CBOE and the trading rights they represent will be cancelled when the CBOE Seats are converted into the right to receive shares of Class A common stock of CBOE Holdings. The CBOE Holdings Class A common stock issued in the restructuring transaction will not provide the holder with any right to have physical or electronic access to the CBOE's trading facilities. Following the restructuring transaction, physical and electronic access to the trading facilities of the CBOE, subject to such limitations and requirements as will be specified in the Rules of the CBOE, will be available to individuals and organizations that have obtained a trading permit from the CBOE. For more information regarding trading access following the restructuring transaction, please see "—Trading Permits" below. In addition, effective upon completion of the restructuring transaction, each lease of a CBOE Seat will be voided, by operation of law or rule, and the lessee members will cease to have any trading rights under the lease after termination. Members who currently lease their seats, however, will have the opportunity to apply for a trading permit following the restructuring transaction. In addition, CBOE Temporary Members and holders of Interim Trading Permits immediately prior to the restructuring transaction will have the opportunity to apply for a trading permit on the same terms and conditions as are offered to owners of CBOE Seats. See "Trading Permits" below.

        In the restructuring transaction, all CBOE Seats existing on the date of the restructuring transaction will be converted into the right to receive CBOE Holdings Class A common stock, and the concept of a "member" of the CBOE under Delaware law (i.e., as a holder of equity) will cease to exist. The concept of "member" and "member organizations" of the CBOE for purposes of the Securities Exchange Act of 1934, or the Exchange Act, however, will continue to exist after the restructuring transaction (generally including individuals and organizations that have direct access to the CBOE as a result of obtaining a trading permit in the CBOE). Such individuals or organizations, however, will not, by virtue of being a "member" for purposes of the Exchange Act, be an equity owner of CBOE Holdings or any of its subsidiaries. Instead, such individuals and organizations will hold trading permits at the CBOE and, therefore, will be subject to the Rules and policies of the CBOE. Following the restructuring transaction, we will refer to these individuals and organizations as "Trading Permit Holders."

Trading Permits

        Trading Permits Following the Restructuring Transaction.    Prior to the date of the restructuring transaction, the CBOE will conduct an application process for post-restructuring trading permits in accordance with procedures to be established by the CBOE. The CBOE will notify the membership of these procedures prior to the commencement of the application process.

          •    Eligible Applicants. Any person or firm that is a member, temporary member or Interim Trading Permit holder with trading privileges on the CBOE and any person or firm approved for membership and eligible to have trading privileges on the CBOE may apply for one or more post-restructuring trading permits in the initial application process.

          •    Applicants Guaranteed to Receive Initial Trading Permits. Provided an applicant is in good standing as of the date of the restructuring transaction and complies with the application procedures established by the CBOE, the applicant will be guaranteed to receive a trading permit immediately following the restructuring transaction for:

    (1)
    each membership not subject to an effective lease as of the date of the restructuring transaction that is owned by the applicant;

    (2)
    each membership that is leased by the applicant as a lessee as of the date of the restructuring transaction;

    (3)
    each trading permit issued by the CBOE prior to the restructuring transaction that is held by the applicant; and

    (4)
    each temporary membership that is held by the applicant.

          Accordingly, every individual or firm with trading privileges on the CBOE that is in good standing with the CBOE immediately prior to the restructuring transaction will be entitled, by obtaining a permit as described above, to continue to have access to the trading facilities of the CBOE immediately following the restructuring transaction in substantially the same manner that they currently have, provided they continue to meet the requirements for access. An individual or firm that is guaranteed to receive a trading permit immediately following the restructuring transaction that does not apply to receive a new permit at the time of the restructuring transaction will not receive any priority if the individual or firm should return and seek a permit at a later date.

          Lessors with memberships that are subject to an effective lease as of the date of the restructuring transaction will not be guaranteed to receive a post-restructuring trading permit, and a lessor will not be eligible to apply for post-restructuring trading permits unless that lessor is eligible to have trading privileges on the CBOE.

          •    Allocation of Remaining Initial Trading Permits. In the event there are trading permits available after the allocation of permits pursuant to the guarantee described above, those remaining trading permits may be allocated to applicants through a random lottery process. Applicants for these remaining trading permits may include persons or firms that are guaranteed to receive, one or more initial trading permits and which have applied for a greater number of initial trading permits than they are guaranteed to receive, as well as any applicants that were not guaranteed to receive initial trading permits. Each of the remaining applicants together with its affiliates shall be eligible to receive no more than the greater of 10 permits or 20% of the initial trading permits allocated through the random lottery process, if the demand for initial trading permits exceeds the available number.

          •    Types of Trading Permits. All permits issued in connection with the restructuring transaction (other than the post-restructuring CBOE Stock Exchange, LLC, or CBSX, permits described below) will be of the same type and have the same trading privileges as do current CBOE memberships. Following the restructuring transaction, the CBOE may issue different types of trading permits for different purposes. For example, permits may differ based on whether the holder is a market maker, floor broker or order flow providing firm. Permits may also vary based on the product being accessed or other factors that the CBOE determines in the future.

          •    CBSX Trading Permits. The initial CBOE trading permits will grant the holder the ability to effect transactions on both CBOE and CBSX, as is the case with current CBOE memberships. CBOE will also make available post-restructuring CBSX trading permits that provide the ability to effect transactions solely on CBSX. If an applicant receives an initial CBOE trading permit, such applicant will not need to obtain a CBSX trading permit to have trading privileges on CBSX. CBSX trading permits will be made available through the same application process that will be used for CBOE trading permits and each current holder of a CBSX trading permit will be guaranteed to receive a post-restructuring CBSX trading permit through that application process, provided the applicant is in good standing as of the date of the restructuring transaction and complies with the application procedures established by the CBOE.

          •    Number of Trading Permits. As of July 1, 2009, there are 1,088 holders of access to the CBOE trading facilities, consisting of 930 CBOE seats, 112 temporary members, and 46 Interim Trading Permits. There are also 57 CBSX trading permit holders as of June 30, 2009. It is expected that approximately                CBOE trading permits and                CBSX trading permits will be made available at the time of the restructuring transaction. The CBOE also will have the ability to increase, decrease or limit the number of trading permits following the restructuring transaction. The ability to decrease or limit the number of trading permits is currently subject to a statutory requirement that the CBOE make available a minimum of 1025 total permits. Furthermore, in the case of a decrease or limit in the number of permits, the CBOE will be restricted from eliminating or reducing the ability to trade one or more product(s) of a Trading Permit Holder then trading those product(s), and from eliminating or reducing the ability to act in one or more trading function(s) of a Trading Permit Holder then acting in those trading function(s), unless the CBOE is permitted to do so pursuant to a rule filing submitted to the SEC.

          •    Duration. The initial trading permits will become effective upon the closing of the restructuring transaction. The initial term of the trading permits will end at the end of the calendar month in which the restructuring transaction is completed. The trading permits will automatically renew thereafter for successive calendar months. Please see "Renewal" on page 46 for more information on renewal or termination of the trading permits. In the future, the CBOE may issue trading permits that will be valid for longer terms, such as one, three or twelve calendar months. The CBOE may also modify the duration of trading permits depending on various considerations including demand.

          •    Pricing. The initial permits will be issued at a monthly rate substantially similar to the indicative lease rate in effect for the month prior to restructuring transaction. The indicative lease rate is the highest clearing firm floating monthly rate of the CBOE clearing firms that assist in facilitating at least 10% of the CBOE seat leases. The clearing firm floating monthly rate is the floating monthly rate that a clearing firm designates, in connection with the CBOE seat leases that the clearing firm assisted in facilitating, for leases that utilize that monthly rate.

          Going forward, the CBOE will determine the prices of trading permits from time to time and announce those prices to the Trading Permit Holders prior to any such change in rate becoming effective and prior to the date by which a Trading Permit Holder would need to notify the CBOE that the holder desires to terminate the permit prior to its automatic renewal. Prices of trading permits may vary based on, for example, whether a person is a liquidity provider or whether a person has floor access. Additionally, the CBOE may apply a surcharge for permits providing access to certain products. Prices for trading permits, however, will be the same for all permits of the same type, regardless of whether the person holding the permit had been a member of the CBOE prior to the restructuring transaction or whether such person is a new Trading Permit Holder.

          An organization holding a trading permit in its name will be responsible for paying all fees and charges for that trading permit. An individual holding a trading permit in his or her name will be responsible for paying all fees and charges for that trading permit.

          •    Renewal. Prior to the expiration of a trading permit, the Trading Permit Holder may notify the CBOE that the holder is terminating the trading permit or may file an application with the CBOE to change the trading permit to a different type of trading permit. If the Trading Permit Holder does not take either of these actions, the holder's trading permit will be automatically renewed for the same period of time as the expiring permit. In renewing trading permits, the CBOE may issue one or more trading permits that represent the same or more trading rights as the expiring permit.

        Eligible Holders.    Any individual or organization wishing to obtain a trading permit following the restructuring transaction will be subject to applicable regulatory requirements under the Rules. Permits will be issued to organizations and individuals approved by the CBOE to hold a trading permit ("qualified persons").

        Inactive Nominees.    The CBOE will continue the status of inactive nominees so as to allow firms to have nominees who can rotate on and off permits. All inactive nominees registered as such in the CBOE Membership System on the day prior to the restructuring transaction will have their inactive status continued automatically (assuming their affiliated firm receives a trading permit), unless the inactive nominee or their affiliated firm provides the CBOE with prior written notice of termination of the inactive nominee status effective on or prior to the restructuring transaction. Immediately following the restructuring transaction, inactive nominees will continue to be assessed fees to maintain their status, generally equivalent to those being assessed immediately prior to restructuring transaction. The CBOE may determine in the future to increase, decrease, waive or eliminate the fees assessed with respect to inactive nominees. Any such determination will be communicated to the Trading Permit Holders.

        Access to Related Exchanges.    The trading permits issued by the CBOE will also provide the Trading Permit Holder with trading access to OneChicago, LLC (OneChicago). However, trading access to CBOE Futures Exchange (CFE) and "C2", the proposed second option exchange to be wholly owned by CBOE Holdings, Inc., will be provided through separate trading permits issued by CFE and C2, respectively. The trading permits issued by CBOE will not provide access to CFE and C2.

        Ability to Transfer or Assign.    Trading permits will only be issued by the CBOE and cannot be leased or transferred to any person under any circumstances, except as follows: a firm may change the designation of the nominee in respect of each trading permit it holds in a form and manner prescribed by the CBOE. In addition, a Trading Permit Holder may, with the prior written consent of the CBOE, transfer a trading permit to a firm that is or is qualified to become a Trading Permit Holder (i) which is an affiliate or (ii) which continues substantially the same business of that Trading Permit Holder without regard to the form of the transaction used to achieve such continuation, for example, a merger, sale of substantially all assets, reincorporation, reorganization or the like.

        Additional Issuances.    From time to time, the CBOE in its discretion may determine to make available additional permits of one or more types. In connection with such an issuance, a qualified person and any affiliated qualified person are eligible to receive no more than the greater of (i) 10 of the trading permits in that specific issuance or (ii) 20% of total number of any specific issuance of trading permits. This limit, however, would not apply in the event the issuance number of the trading permits exceeds the demand for the trading permits. In the event the demand for trading permits exceeds the issuance number, trading permits will be made available through a random lottery process or on a first-come, first-served basis.

        Appointment Process.    Following the restructuring transaction, the CBOE intends to keep the existing appointment process (e.g., class quoting and appointment costs) specified in the rules. The CBOE also will have the authority to issue various types of trading permits that will allow Trading Permit Holders to: (i) act in one or more of the trading functions permitted under the CBOE's Rules (e.g., floor broker, market maker, etc.); and (ii) subject to the appointment process (e.g., class quoting limits and appointment costs) in the Rules, to trade one or more of the securities permitted to be traded on the CBOE. Under this provision, for example, the CBOE would have the authority to issue trading permits that will allow applicants to act as specific types of liquidity providers in particular options classes.

        Tier Appointments.    In the future, the CBOE may also create a new type of appointment called a "tier appointment." A "tier appointment" is an appointment to trade one or more options classes that must be held by a market maker to be eligible to trade the options class or options classes subject to that appointment. The application and issuance processes for tier appointments will be in accordance with, and subject to the same terms and conditions as, the application and issuance processes for trading permits as described above. A tier appointment will be for the same term as the trading permit with which the tier appointment is associated. Termination, change, renewal, and transfer of tier appointments, and the authority of the CBOE to limit, reduce, or increase tier appointments, will also be in accordance with, and subject to the same terms and conditions as, the processes for trading permits as described above. Tier appointments will be in addition to the current appointment cost process under the rules, which will remain unchanged in connection with the restructuring transaction. As with trading permits, the CBOE will from time to time determine and announce to the members the price of each tier appointment, and the prices may vary by tier appointment.

        Other Rules.    The other CBOE Rules applicable to trading permits will be substantially similar to those in place today with respect to memberships.

        Trading Access Rules Subject to SEC Approval.    Before the Rules go into effect, they must be approved by the SEC. Accordingly, the Access Rules as finally adopted may differ from those described above. The CBOE's program for providing trading access following the restructuring transaction will be in accordance with the CBOE's Rules as in effect at that time. Before any changes to the Rules go into effect, they must first be published for comment and then approved by the SEC.

Organized Sales

        If CBOE Holdings completes a public offering, CBOE Holdings will have the right to conduct organized sales of the Class A-1 and A-2 common stock of CBOE Holdings issued in the restructuring transaction when the transfer restriction period applicable to the shares of Class A-1 and A-2 common stock of CBOE Holdings is scheduled to expire. This right will also apply to the Class B common stock because, following any public offering, the Class B common stock will have been automatically converted to Class A-1 and A-2 common stock pursuant to CBOE Holdings' certificate of incorporation. The purpose of this right is to enable CBOE Holdings to facilitate a more orderly distribution of its common stock into the public market. If CBOE Holdings elects to conduct an organized sale, no shares of the Class A-1 or A-2 common stock of CBOE Holdings for which transfer restrictions are scheduled to lapse or of any other series that is subject to transfer restrictions may be sold during the applicable transfer restriction period, except as part of the organized sale or in a permitted transfer. Holders of the Class A-1 or A-2 common stock may elect to participate in such organized sale but are not required to do so.

        For a discussion of organized sales and the procedures to be followed in the event CBOE Holdings determines to conduct an organized sale, please see "Description of CBOE Holdings Capital Stock—Organized Sales" on page 153.

Amendments to the CBOE Certificate of Incorporation, Constitution and Bylaws

        As part of the restructuring transaction, the bylaws and certificate of incorporation for the CBOE will be amended and restated to reflect the new holding company structure, certain technical amendments required as a result of converting from a membership organization to a stock corporation and to change the capital structure and governing structure contained in such documents. The amended and restated bylaws of the CBOE will replace the CBOE's current Constitution, and following the restructuring transaction, the CBOE's amended and restated bylaws will no longer include the CBOE Rules. Please review carefully all the terms and conditions of the amended and restated bylaws and certificate of incorporation of not only the CBOE, but also CBOE Holdings. We have included the form of amended and restated certificate of incorporation for CBOE Holdings and form of amended and restated bylaws for CBOE Holdings in this proxy statement and prospectus as Annex C and D, respectively. The form of certificate of incorporation of the CBOE and form of amended and restated bylaws of the CBOE are also included in this proxy statement and prospectus as Annex E and F, respectively.

        Some of the more significant provisions of the CBOE and CBOE Holdings certificates of incorporation and bylaws are summarized below. For additional information on capital stock and corporate governance of the CBOE and CBOE Holdings see "Comparison Of Rights Prior to and After the Restructuring Transaction" on page 160.

        Capital Stock.    Pursuant to its certificate of incorporation, CBOE Holdings is authorized to issue (i)              shares of unrestricted common stock, par value $0.01 per share, (ii)              shares of Class A common stock, par value $0.01 as per share, (iii)              shares of Class A-1 common stock, $0.01 par value per share, (iv)               shares of Class A-2 common stock, $0.01 par value per share, (v)              shares of Class B common stock, $0.01 par value per share, and (vi) 20,000,000 shares of preferred stock. After the restructuring transaction, the CBOE will be authorized to issue 1,000 shares of common stock, par value $0.01 per share. All CBOE shares will be held by CBOE Holdings.

        Voting Rights.    After the restructuring transaction, you will hold ownership interests in CBOE Holdings and not the CBOE. These new ownership interests will entitle you to vote on matters pertaining to CBOE Holdings unless you hold only Class B common stock, which stock does not have voting rights. You will no longer vote on matters at the CBOE. CBOE Holdings, as the sole stockholder of the CBOE, will have the right to vote generally with respect to CBOE matters, including for the election of directors and on other matters as required by the bylaws, certificate of incorporation and the law of the State of Delaware. As a voting stockholder of CBOE Holdings, you will be entitled to vote, along with all other holders of CBOE Holdings voting common stock generally, with respect to CBOE Holdings matters, including for the election of directors and on other matters required by the bylaws, certificate of incorporation or the laws of the State of Delaware, except with respect to holders of Class B common stock, who have no voting rights or privileges except under limited circumstances more fully discussed in "Description of CBOE Holdings Capital Stock" on page 146.

        Voting Limitations.    No person, together with its related persons, may vote or cause to vote more than 10% of the voting power of CBOE Holdings without the prior approval of the board of directors of CBOE Holdings and, in certain circumstances, the SEC. If CBOE Holdings completes a public offering of its common stock, the voting percentage that any person would be permitted to control, whether through beneficially ownership or other agreement, would increase from 10% to 20% of the total number of votes entitled to be cast on any matter. This limitation is described in more detail below at "Description Of CBOE Holdings Capital Stock" on page 146.

        Ownership Limitations.    No person, together with its related persons, may directly or indirectly beneficially own more than 10% of the outstanding shares of common stock of CBOE Holdings without the prior approval of the board of directors of CBOE Holdings and, in certain circumstances, the SEC. If CBOE Holdings completes a public offering of its common stock, the ownership percentage that a person would be permitted to beneficially own would increase from 10% to 20% of the total outstanding shares of CBOE Holdings common stock. For additional information about this limitation and additional information about the capital stock of CBOE Holdings see "Description of CBOE Holdings Capital Stock" on page 146.

        Board of Directors.    There will be a separate board of directors for each of the CBOE and CBOE Holdings. It is anticipated that the same individuals will be on each board immediately following the restructuring transaction. After the restructuring transaction, the CBOE board will continue to consist of the same 23 directors who are serving on the board immediately prior to the restructuring transaction. The CBOE Holdings board will have the same 23 directors. At all times, the CBOE Holdings board will consist of the CBOE Holdings' chief executive officer and 22 other directors, no less than two-thirds of whom will at all times meet the independence requirements of CBOE Holdings and those established by either the New York Stock Exchange or the NASDAQ Stock Market. The CBOE board will consist of the CBOE's chief executive officer, as well as non-industry directors making up at least a majority of the board and industry directors making up at least 30% of the board, as each of those director classifications is defined in the applicable bylaws and certificate of incorporation. Failure of a director to maintain the categorical requirements of either a non-industry or an industry director may result in the director's removal from the board. Directors of each of the CBOE and CBOE Holdings will be elected by a plurality of votes. The CBOE board will no longer be a classified board with staggered terms of office. Rather, each director will serve for one year or until his or her successor is elected and qualified. Directors of CBOE Holdings will also serve for one year or until a successor is elected and qualified. There is no limit on the number of terms a director may serve on either board.

        Nomination of Directors.    After the restructuring transaction, the Nominating and Governance Committee of the CBOE will be comprised solely of board members and will nominate all directors for election at the CBOE. It is currently anticipated that the members of the Nominating and Governance Committee of the CBOE will be the same as the members of the Nominating and Governance Committee of CBOE Holdings. At the CBOE, however, the Nominating and Governance Committee will have an Industry-Director Subcommittee, which will consist of all of the industry directors serving on the Nominating and Governance Committee. The Industry-Director Subcommittee shall select industry directors that equal at least 20% of the directors serving on the board of the CBOE. For a discussion of the nomination procedures at each of CBOE Holdings and the CBOE, please see "Directors and Management of the CBOE And CBOE Holdings After the Restructuring Transaction—Committees of the CBOE Holdings Board of Directors—Nominating and Governance Committee" on page 123.

        Exercise Right.    As part of the restructuring transaction, the certificate of incorporation of the CBOE will be revised to remove Article Fifth(b) as it would no longer be applicable to a demutualized CBOE. In any event, as a result of the CME/CBOT Transaction and the approval by the SEC of the eligibility rule filing, and upon final approval of the Settlement Agreement (including any appeals of that agreement), there no longer will be members of the CBOT who qualify to become a member of the CBOE under Article Fifth(b) without having to purchase a separate CBOE membership. As a result and in connection with the other amendments being made to the CBOE's certificate of incorporation, Article Fifth(b) of the CBOE's certificate of incorporation will be deleted as part of the restructuring transaction. Following the restructuring transaction, there will no longer be any reference in the CBOE certificate of incorporation to the Exercise Right described in the former certificate of incorporation of the CBOE.

Amendments to the CBOE Rules

        In addition to the changes to the CBOE's Constitution, certificate of incorporation and bylaws, as part of the restructuring transaction, the CBOE's Rules will be amended:

  •
  to reflect that access to the CBOE's trading facilities will be made available through the issuance of trading permits as described in the section "—Trading Permits" above and to clarify the CBOE's regulatory authority over trading permits and trading permit holders;

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  to establish a new type of appointment called a "tier appointment" as described in the section "—Trading Permits" above;

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  to make technical, conforming changes to reflect the restructuring transaction and the issuance of trading permits (for example, to replace the term "member" throughout with the term "trading permit holder" to reflect that ownership will be separated from trading access following the restructuring transaction, and to delete the reference to the term "lessor" and the related language in the Rules because the concept of leasing memberships will not exist after the restructuring of the CBOE);

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  to modify the procedures for the appointment of members to CBOE committees that are not comprised solely of members of the CBOE's board as well as the process for filing vacancies on such committees;

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  to clarify the ability of the board of CBOE to review, modify, suspend or overrule any action (or inaction) of CBOE committees, officers, representatives and designees taken (or not taken) pursuant to the CBOE Rules; and

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  to confirm that the former process for application to become a member will apply going forward to the process to become a trading permit holder and that existing rules with respect to qualifications will continue with respect to permit holders (although many of the applicable rules will be revised to reflect the issuance of trading permits).

        The amendments to the Rules were previously submitted to the members of the CBOE in an Exchange Bulletin issued by the CBOE on August 29, 2008. In addition, to effect the majority of the amendments to the Rules described above and through this proxy statement and prospectus (as well as other immaterial amendments), the CBOE filed these proposed rule changes with the SEC on August 21, 2008 (Rule Filing No. SR-CBOE-2008-88). A copy of the rule filing is available on the CBOE's website at www.cboe.org/legal/submittedSECfilings.aspx. The notice of the proposed rules was published in the Federal Register on August 26, 2008. A copy of the published notice can be obtained at the SEC's website at www.sec.gov/rules/sro/cboe/2008/34-58425.pdf. In addition, with respect to the remainder of the amendments (mostly non-substantive conforming changes), the CBOE intends to file a companion rule filing with the SEC. We will make a complete copy of that rule filing available to you as soon as it is finalized.

        These changes to our Rules will take effect at the time of the amendment to the certificate of incorporation of the CBOE as a result of the Merger. The form of the amended Rules of the CBOE that we currently expect to be implemented (subject to other changes to the Rules occurring after the date of this document), have been filed as an exhibit to the registration statement on Form S-4 of which this proxy statement and prospectus is a part.

        We urge you to review carefully the amended Rules and the published notice with respect to such Rules before voting on the proposed restructuring transaction.

Exercise Right Settlement Agreement

        On August 23, 2006, the CBOE and its directors were sued in the Court of Chancery of the State of Delaware, by the CBOT, CBOT Holdings Inc., the parent corporation of the CBOT, and two members of the CBOT who purported to represent a class of individuals who claim that they were, or had the right to become, members of the CBOE pursuant to the Exercise Right. The plaintiffs sought a judicial declaration that Exercise Member Claimants were entitled to receive the same consideration in any proposed restructuring transaction involving the CBOE as all other CBOE members, and the plaintiffs also sought an injunction to bar the CBOE and the CBOE's directors from issuing any stock to CBOE members as part of a proposed restructuring transaction, unless the Exercise Member Claimants received the same stock and other consideration as other CBOE members. For more information regarding this litigation, please see "Business—Legal Proceedings—Litigation with Respect to the Restructuring Transaction" on page 106.

        After two years of litigating issues in Delaware, the CBOE entered into a Stipulation of Settlement with the plaintiffs on August 20, 2008, pursuant to which the plaintiffs agreed to dismiss the pending action in Delaware, with prejudice, in exchange for the settlement consideration. The following summary addresses the material terms of the Settlement Agreement, but does not describe every term of the Settlement Agreement. You are encouraged to read the entire document, a copy of which is filed as Exhibit 4.4 to the registration statement on Form S-4 of which this proxy statement and prospectus is a part.

        The Participating Group A Settlement Class Members will receive the equity portion of the settlement consideration described below only after the Merger effecting the restructuring transaction is completed. The Participating Group A Settlement Class Members and the Participating Group B Settlement Class Members will not receive any consideration in the restructuring transaction or in the Merger effecting the restructuring transaction. As such, the disclosures contained in this proxy statement and prospectus, including those related to the restructuring transaction and the federal income tax consequences of the restructuring transaction, are not intended for, and should not be relied upon by, the Participating Group A Settlement Class Members and the Participating Group B Settlement Class Members.

        Settlement Class Members.    The Settlement Agreement calls for a non-opt out settlement class, which means that anyone in the settlement class is bound by the Settlement Agreement and does not have the right to pursue separate claims against the CBOE. The settlement class consists of two groups:

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  The first group (Group A) consists of all persons who, prior to August 22, 2008, simultaneously beneficially owned or possessed at least one CBOT B-1 membership, at least one Exercise Right Privilege and at least 27,338 shares of CBOT stock or (after CME's acquisition of CBOT) 10,251.75 shares of CME Group stock. An Exercise Right Privilege is the privilege, whether or not that privilege or right had been unbundled from a CBOT B-1 Membership, that when held together with a CBOT B-1 Membership and the requisite shares of CBOT Common Stock (or following the CME Transaction, shares of CME Group Common Stock) constituted the Exercise Right. In order to receive a share of the settlement consideration paid to Group A, the members of Group A also must (1) have owned the package of three interests as of 5:00 p.m.

    (central time) on October 14, 2008 and continued to own that package until October 31, 2008 and (2) have met certain other eligibility and procedural conditions contained in the Settlement Agreement. We sometime refer to members of Group A who meet these conditions for receiving settlement consideration as Participating Group A Settlement Class Members, and we sometimes refer to the package of interests described in this bullet as a Group A Package.

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  The second group (Group B) consists of all persons who owned an Exercise Right Privilege as of 5:00 p.m. (central time) on October 14, 2008 (excluding those whose Exercise Right Privileges all are being used as components of Group A Packages) and their transferees and assigns. In order to receive a payment from the Group B settlement consideration, members of Group B must have met certain other eligibility and procedural conditions contained in the Settlement Agreement. We sometime refer to members of Group B who meet these conditions for receiving settlement consideration as Participating Group B Settlement Class Members.

        Financial Terms of Settlement Agreement.    Settlement class members will share the following settlement consideration:

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  Participating Group A Settlement Class Members will share in an equity pool which will consist of an amount of Class B common stock of CBOE Holdings equal to the product of (i) 0.21951220 times (ii) the aggregate number of shares of Class A common stock issued to owners of CBOE Seats in the restructuring transaction.

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  The rights associated with this common stock must be identical to the stock issued to CBOE Seat Owners, except that the stock to be issued to the Participating Group A Settlement Class Members will be non-voting (except under limited circumstances) unless and until there is an initial public offering of the stock of the restructured company, at which point the stock issued to Participating Group A Settlement Class Members would convert into the same type of stock issued to the CBOE Seat Owners.

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  Each Participating Group A Settlement Class Member will receive for each Group A Package it owns a pro rata share of the total equity pool based on the number of Group A Packages that exist.

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  The Participating Group A Settlement Class Members will have a right to receive the Class B common stock of CBOE Holdings immediately following the effectiveness of the Merger. As such, CBOE Holdings intends to arrange for its transfer agent to issue the Class B common stock of CBOE Holdings to the Participating Group A Settlement Class Members pursuant to the Settlement Agreement concurrently with the issuance by the transfer agent of the Class A common stock of CBOE Holdings to the CBOE Seat Owners in the restructuring transaction.

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  Participating Group A and Group B Settlement Class Members will share in a cash pool equal to $300,000,000.

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  For each Exercise Right Privilege that a Participating Group B Settlement Class Member owns on October 14, 2008, that class member will receive $250,000 from the cash pool.

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  The remainder of the cash pool, after making a minor payment to one of the class representatives, will be distributed to each Participating Group A Settlement Class Member on a pro rata basis for each Group A Package the Group A class member owned compared to the total number of Group A Packages that were owned by Participating Group A Settlement Class Members on October 14, 2008.

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  CBOE is required to distribute the cash required under the Settlement Agreement upon the earlier of (i) any restructuring transaction or any other transaction in which the CBOE Seats are converted into cash or other securities. If the restructuring transaction described in this proxy statement and prospectus is not consummated within one year of the final approval of the Settlement Agreement by the Delaware court, the CBOE will be required to distribute the money in the cash pool, regardless of whether any restructuring of the CBOE has occurred or any other transaction has been consummated. As such, if the Agreement and Plan of Merger proposed in this proxy statement and prospectus is approved by the CBOE members, the CBOE will arrange for the distribution of the funds in the cash pool to the Participating Group A Settlement Class Members and the Participating Group B Settlement Class Members immediately following the consummation of the Merger.

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  Certain Participating Group A Settlement Class Members who were also CBOE Temporary Members will receive a payment, separate from the cash pool, equal to the amount each of those class members paid in access fees as CBOE Temporary Members from July 1, 2007 to May 31, 2008. The total amount of the CBOE's liability for these payments is capped at $2,800,000. CBOE Temporary Members are those CBOE members who, prior to the CME/CBOT Transaction had used their Exercise Right to become members at the CBOE, were in good standing with the CBOE at the time of the CME/CBOT Transaction and were allowed to temporarily retain their CBOE membership status pursuant to the interpretation of Rule 3.19 of the CBOE's Rules (as filed with the SEC in Rule Filing SR-CBOE-2007-77) and in the transition rule filing (as filed with the SEC in Rule Filing SR-CBOE-2007-107).

  •
  Subject to SEC approval, the Participating Group A Settlement Class Members who are entitled to the foregoing payment also will receive a payment, separate from the cash pool, equal to the access fees which that Group A class member paid to the CBOE as a CBOE Temporary Member from June 1, 2008 until the date that the CBOE completes a restructuring transaction. As such, if the Agreement and Plan of Merger proposed in this proxy statement and prospectus is approved by the CBOE members and the CBOE consummates the Merger, the amount of this payment obligation will cease accruing as of the Merger.

  •
  Prior to any CBOE restructuring transaction, the CBOE will not pay dividends or make other payments to CBOE Seat Owners as a group or repurchase membership interests from CBOE Seat Owners. If CBOE Seat Owners receive additional consideration as a group (other than the stock they would receive if the restructuring transaction described in this proxy statement and prospectus were completed), or if any other rights are granted or retained by CBOE Seat Owners as a group, then the same type of consideration will be put in a pool for Participating Group A Settlement Class Members in an amount that would equal to 18% of the total additional consideration paid or granted to CBOE Seat Owners and the Participating Group A Settlement Class Members.

  •
  The CBOE will offer any Participating Group A Settlement Class Member who was also a CBOE Temporary Member immediately prior to any CBOE restructuring transaction, including the restructuring transaction described in this proxy statement and prospectus, an opportunity to obtain a trading permit in the CBOE on the same terms and conditions as such trading permits are offered to CBOE Seat Owners.

  •
  The CBOE agreed that in setting the initial rates to be charged for trading permits following any CBOE restructuring transaction, the CBOE's Board of Directors will set those rates in good faith and at a level it believes will be in the best interest of the CBOE as a whole and all of its shareholders following any restructuring transaction.

  •
  The CBOE agreed that it cannot sell the Exercise Right Privileges that it owns to persons attempting to become Participating Group A or Group B Settlement Class Members and that the CBOE cannot participate as a Group A or Group B class member.

        Pursuant to the Settlement Agreement, the plaintiffs agree that upon final approval of the Settlement Agreement:

  •
  there no longer are any persons eligible to become members of the CBOE pursuant to the Exercise Right,

  •
  the Exercise Right does not provide any person the right to vote, trade or participate in the CBOE's restructuring transaction, and

  •
  the CBOE will be released from any claims by the plaintiffs and class members, all of whom will be enjoined from asserting claims against the CBOE that they have any rights with respect to the Exercise Right.

Shares of CBOE Holdings reserved for issuance to CBOE and CBOE Holdings Directors and Management

        The board of directors of the CBOE has adopted a long-term incentive plan pursuant to which the directors of the CBOE and CBOE Holdings, as well as management and other employees of the CBOE and CBOE Holdings, may be granted equity compensation as determined by the board of directors of CBOE Holdings from time to time.                          shares of unrestricted common stock have been reserved for issuance under the plan. It is currently anticipated that approximately                         shares of unrestricted common stock will be issued to the directors of CBOE and employees of CBOE effective immediately following the effectiveness of the restructuring transaction. The shares will be issued as restricted stock grants, as defined in the 2009 Long-Term Investment Plan.

Certain Relationships and Related-Party Transactions

        Currently, 11 of the 23 CBOE directors are individuals who are members of the CBOE or are officers, directors or employees of or are affiliated with organizations that are members of the CBOE. As a result, following the restructuring transaction, approximately 11 directors will be individuals who either will hold trading permits in the CBOE or will be officers, directors, employees or affiliates of organizations that will hold trading permits in the CBOE. These individuals and organizations that are currently members of the CBOE (and who will become holders of trading permits in the CBOE) derive a substantial portion of their income from their trading or clearing activities on or through the CBOE. The amount of income that a current member and a future holder of a trading permit may derive from its trading or clearing activities at the CBOE is, in part, dependent on the fees these individuals or organizations are charged to trade, clear and access our markets and the rules and structure of our markets. Current members and future holders of trading permits, many of whom do or will act as brokers and traders, benefit from trading rules, privileges and discounts that enhance their trading opportunities and profits. Current members pay fees (and future holders of CBOE trading permits will pay fees), either directly or indirectly, to the CBOE in connection with the services we provide, which in many cases could be substantial to the member (or future permit holder). The payments made by our directors that are currently members of the CBOE or affiliated with members of the CBOE (and who will become holders of trading permits or affiliated with holders of trading permits following the restructuring transaction) are on terms no more favorable than terms given to unaffiliated persons.

        Over the past three years, three different CBOE directors, Edward T. Tilly, John E. Smollen and Bradley G. Griffith, served as the Vice Chairman of the CBOE and received compensation from the CBOE for such service. In July 2009, Mr. Griffith took a leave of absence as Vice Chairman. For a description of the compensation paid to these individuals as Vice Chairman and a description of the payments to be made to Mr. Griffith in connection with his leave of absence, please see "Directors and Management of the CBOE and CBOE Holdings After the Restructuring Transaction—Compensation of Directors and Executive Officers" on page 134.

        The CBOE entered into a one-year consulting arrangement, commencing on January 1, 2007, with Mark F. Duffy, one of its directors, under which Mr. Duffy advises the CBOE on various matters related to the restructuring and other business initiatives. Mr. Duffy is paid for services actually provided at an hourly rate, subject to a minimum for the year of $200,000. This arrangement was renewed for 2008 and continues on a month-to-month basis.

Regulatory Approvals

        SEC Approvals.    The CBOE is registered as a national securities exchange pursuant to Section 6 of the Exchange Act. As a registered national securities exchange, the CBOE must comply with certain obligations under the Exchange Act. Under Section 19 of the Exchange Act and the related rules of the SEC, many changes in the rules of an SRO, such as the CBOE, must be submitted to the SEC for approval, including proposed amendments to the certificate of incorporation, bylaws, Rules or Constitution of the CBOE. No proposed rule change can take effect unless approved by the SEC or otherwise permitted by Section 19. As such, the proposed amendments to the CBOE's certificate of incorporation, Constitution and Rules that are a necessary part of the restructuring transaction will need to be approved by the SEC prior to the restructuring transaction and these amendments taking effect.

        Under Section 19 of the Exchange Act, the text of the proposed rule changes, together with a concise general statement of the statutory basis and the purpose of the change, must be submitted to the SEC, which then gives interested parties the opportunity to comment by publishing the proposal in the Federal Register. Critical comment letters typically are forwarded to the SRO for response. Unless the CBOE agrees to extend the applicable period within a period of 35 days of the publication of the proposed rule change (or a longer period of up to 90 days of the publication, if the SEC considers it appropriate), the SEC must either approve the proposal or institute proceedings to determine whether the proposed rule change should be disapproved. The CBOE consented to an extension of the applicable time period; therefore, the statutory time period will not begin to run until the CBOE files an amendment to the filing to inform the SEC that the CBOE membership has approved the restructuring transaction, at which time the CBOE can withdraw its consent to the extension. The date of publication also may be delayed for reasons outside the control of the CBOE; therefore, the time periods provided above will not begin to run until the proposal is published. The SEC will approve a proposed rule change if it finds that the change is consistent with the requirements of the Exchange Act and the rules and regulations of the Exchange Act. SROs may consent to extensions of any of these periods and, as a practical matter, will generally do so while addressing any concerns raised by the SEC staff.

        Pursuant to Rule 19b-4 under the Exchange Act, the SEC's approval of the changes to the certificate of incorporation, Constitution and Rules, including the bylaws, of the CBOE, as well as the forms of certificate of incorporation and bylaws of CBOE Holdings, is a condition to the completion of the restructuring transaction.

        Approvals under State Securities and "Blue Sky" Laws.    Approvals or authorizations may be required under applicable state securities, or "blue sky," laws in connection with the issuance of CBOE Holdings common stock in the restructuring transaction. Any approval of any governmental entity required for the consummation of the restructuring transaction is a condition to the completion of the restructuring transaction, unless the failure to obtain this approval would not reasonably be expected to result in a material adverse effect on the CBOE and its subsidiaries.

        General.    While we believe that we will receive the requisite regulatory approvals for the changes to our certificate of incorporation, Constitution and Rules, including the bylaws, that will be part of the restructuring transaction, there can be no assurances regarding the timing of the approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging these approvals.

There can likewise be no assurance that U.S. federal, state or foreign regulatory authorities will not attempt to challenge the restructuring transaction, or, if a challenge is made, as to the results of the challenge.

Restrictions on Sales of Shares by Affiliates of the CBOE

        The shares of CBOE Holdings Class A common stock to be issued in connection with the restructuring transaction will be registered under the Securities Act of 1933, as amended (the Securities Act), and the shares of CBOE Holdings Class B common stock issued pursuant to the Settlement Agreement will be exempt from registration under the Securities Act by reason of Section 3(a)(10) thereunder. Accordingly, all such shares will be freely transferable under the Securities Act, except for any shares of CBOE Holdings common stock issued to any person who is deemed to be an "affiliate" of the CBOE at the time of the special meeting. While the CBOE Holdings Class A common stock issued in the restructuring transaction and the CBOE Holdings Class B common stock issued pursuant to the Settlement Agreement may be freely transferable under the Securities Act, the Class A and Class B common stock will be subject to transfer restrictions under the CBOE Holdings' certificate of incorporation. Following the transfer restriction period established in the certificate of incorporation, stock issued in the restructuring transaction and as part of the settlement will be freely transferable. For a description of these restrictions, see "—Amendments to the CBOE Certificate of Incorporation, Constitution and Bylaws" above. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by or are under common control with the CBOE and may include our executive officers and directors, as well as our significant stockholders. In addition to the other restrictions imposed on shares of CBOE Holdings stock, affiliates may not sell their shares of CBOE Holdings common stock acquired in connection with the restructuring transaction or acquired in the settlement except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;

  •
  an exemption under paragraph (d) of Rule 145 under the Securities Act; or

  •
  any other applicable exemption under the Securities Act.

        The CBOE expects that each of its affiliates will agree with CBOE Holdings that the affiliate will not transfer any shares of stock received in the restructuring transaction or acquired in the settlement, except in compliance with the Securities Act. Resales of CBOE Holdings common stock by affiliates of the CBOE and CBOE Holdings are not being registered pursuant to the registration statement of which this document forms a part.

Stock Exchange Listing

        We do not currently intend to list the common stock of CBOE Holdings on any stock exchange immediately following the completion of the restructuring transaction. If CBOE Holdings engages in a public offering, the common stock of CBOE Holdings likely would be listed at that time. There can be no assurances, however, that a public offering of CBOE Holdings will occur or that the common stock of CBOE Holdings will ultimately be listed on any stock exchange.

Appraisal Rights of Dissenting Members

        Holders of CBOE Seats who do not vote in favor of the restructuring transaction are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law, or Section 262, in connection with the restructuring transaction, provided that they comply with the conditions established by Section 262. Under Section 262, where the restructuring transaction is to be submitted for adoption at a meeting of the members, the corporation, not less than 20 days prior to the meeting, must notify each of its members entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement shall constitute the notice and the full text of Section 262 is reprinted in its entirety as Annex H hereto. The following discussion does not purport to be a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex H. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that members exercise their appraisal rights under Section 262.

        THIS DISCUSSION AND ANNEX H SHOULD BE REVIEWED CAREFULLY BY ANY MEMBER WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO, AS FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH HEREIN OR THEREIN MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS.

        Members of record who desire to exercise their appraisal rights must: (i) own a CBOE Seat on the date of making a demand for appraisal; (ii) continuously own such CBOE Seat through the effective time of the restructuring transaction; (iii) deliver a written demand for appraisal to the CBOE prior to the taking of the vote on the restructuring transaction at the special meeting of members; (iv) file any necessary petition in the Delaware Court of Chancery, as more fully described below, within 120 days after the effective time of the restructuring transaction; (v) not vote in favor of adoption of the restructuring transaction; and (vi) otherwise satisfy all of the conditions described more fully below and in Annex H.

        A CBOE member who makes the demand described below with respect to a CBOE Seat, who continuously is a member through the effective time of the restructuring transaction, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the restructuring transaction nor consents thereto in writing will be entitled, if the restructuring transaction is consummated, to have his or her seat appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of the seat, exclusive of any element of value arising from the accomplishment or expectation of the restructuring transaction, together with interest, if any, as determined by the court. Neither voting against the adoption of the restructuring transaction, nor abstaining from voting or failing to vote on the proposal to adopt the restructuring transaction, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. Pursuant to paragraph (a) of Section 262, all references to "stockholder" and "shares" in Section 262, to the extent applicable, apply to members and the membership interests owned by such members, respectively. All references in this summary of appraisal rights to a "member" or "holders of CBOE memberships" are to the record owner or owners of CBOE memberships.

        ANY OWNER OF A CBOE SEAT WHO DESIRES TO EXERCISE HIS, HER OR ITS RIGHT TO DISSENT FROM THE RESTRUCTURING TRANSACTION MUST DELIVER TO THE CBOE A WRITTEN DEMAND FOR APPRAISAL OF HIS OR HER MEMBERSHIP PRIOR TO THE TAKING OF THE VOTE ON THE RESTRUCTURING TRANSACTION AT THE SPECIAL MEETING OF MEMBERS. SUCH WRITTEN DEMAND MUST REASONABLY INFORM THE CBOE OF THE IDENTITY OF THE MEMBER OF RECORD AND OF SUCH MEMBER'S INTENTION TO DEMAND APPRAISAL OF ANY CBOE SEAT OWNED BY SUCH MEMBER.

        A demand for appraisal must be executed by or on behalf of the CBOE member of record.

        A MEMBER WHO ELECTS TO EXERCISE APPRAISAL RIGHTS SHOULD MAIL OR DELIVER HIS, HER OR ITS WRITTEN DEMAND TO: CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED, 400 SOUTH LASALLE, CHICAGO, ILLINOIS 60605, ATTENTION: OFFICE OF THE SECRETARY.

        Prior to or within ten days after the effective time of the restructuring transaction, the surviving corporation must provide notice of the effective time of the restructuring transaction to all members who have complied with Section 262. Within 120 days after the effective time of the restructuring transaction, either the surviving corporation or any member who has complied with the required conditions of Section 262 may file a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a member, demanding a determination of the fair value of the seats of all dissenting members. The surviving corporation does not currently intend to file an appraisal petition, and members seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such seat. Accordingly, members who desire to have their seats appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the effective time of the restructuring transaction, any member who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of seats not voted in favor of the restructuring transaction and with respect to which demands for appraisal were received by the CBOE and the number of holders of such seats. Such statement must be mailed within ten days after the written request thereof has been received by the surviving corporation or within ten days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

        If a petition for an appraisal is timely filed, by a holder of a CBOE Seat and a copy thereof served upon the surviving corporation, the surviving corporation will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all members who have demanded payment for their seat and with whom agreements as to the value of their seat have not been reached. After notice to the members as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those members who have complied with Section 262 and who have become entitled to appraisal rights thereunder.

        After determining the holders of CBOE Seats entitled to appraisal, the Delaware Court of Chancery will appraise the CBOE Seats owned by such members, determining the fair value of such seats exclusive of any element of value arising from the accomplishment or expectation of the restructuring transaction, together with interest, if any, to be paid upon the amount to be the fair value. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the restructuring transaction through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the restructuring transaction and the date of payment of the judgment. In determining fair value, the Delaware Court is to take into account all relevant factors. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding, and that, "fair price obviously requires consideration of all relevant factors involving the value of a company."

        The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the transaction that throw any light on future prospects of the surviving corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger v. UOP, Inc., the Delaware Supreme Court also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Members considering seeking appraisal should recognize that the fair value of their seats as determined under Section 262 could be more than, the same as or less than the consideration to be received in the restructuring transaction if they did not seek appraisal of their seats. The cost of the appraisal proceeding (which do not include attorneys fees or fees and expenses of experts) may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of dissenting members of the CBOE, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting members in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all seats entitled to appraisal.

        If any member who demands appraisal of his or her CBOE Seat fails to perfect, or successfully withdraws or loses such holder's right to appraisal, the holder's seat will be deemed to have been converted at the effective time of the restructuring transaction into the restructuring transaction consideration applicable to other seats. A member will fail to perfect, or effectively lose or withdraw, the member's right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the restructuring transaction or if the member delivers to the surviving corporation a written withdrawal of the member's demand for appraisal and an acceptance of the consideration in accordance with Section 262. Any holder of CBOE Seats who has duly demanded appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote for any purpose any seats subject to such demand or to receive payment of dividends or other distributions on such seats, except for dividends or distributions payable to members of record at a date prior to the effective time.

        Any member may withdraw a demand for appraisal and accept the restructuring transaction consideration by delivering to the surviving corporation a written withdrawal of the demand for appraisal, except that (1) any attempt to withdraw made more than 60 days after the effective time of the restructuring transaction will require written approval of the surviving corporation, and (2) no appraisal proceeding in the Delaware Court will be dismissed as to any member without the approval of the Delaware Court, and the approval may be conditioned upon terms the Delaware Court deems just. If the member fails to perfect, successfully withdraws or loses the appraisal right, the member's seat will be converted into solely the right to receive the restructuring transaction consideration.

        FAILURE TO TAKE ANY REQUIRED STEP IN CONNECTION WITH THE EXERCISE OF APPRAISAL RIGHTS MAY RESULT IN TERMINATION OF SUCH RIGHTS. IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW, MEMBERS WHO ARE CONSIDERING EXERCISING THEIR RIGHTS UNDER SECTION 262 SHOULD CONSULT WITH THEIR LEGAL ADVISORS.

Recommendation of the Restructuring Transaction by the CBOE Board of Directors

        On January 25, 2007, the CBOE board of directors determined, by vote, that the restructuring transaction is advisable and in the best interests of the CBOE and its members. On September 24, 2008, the CBOE board of directors approved the associated amendments to the CBOE's Constitution and Rules, and on May 6, 2009, the CBOE board of directors approved certain changes to the structure of the restructuring transaction. The CBOE board of directors recommends that CBOE members vote "FOR" the adoption of the agreement and plan or merger to effect the restructuring transaction at the CBOE's special meeting of members.

UNAUDITED SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected consolidated financial and other information for the CBOE. You should read the following selected consolidated financial and other information together with our consolidated financial statements and the related notes, the unaudited pro forma condensed consolidated financial statements and other financial information included elsewhere in this document and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this proxy statement and prospectus. We have derived the balance sheet data and operating data for the six months ended June 30, 2009 and 2008 from unaudited condensed consolidated financial statements and related notes included in Annex A of this proxy statement and prospectus. We have derived the balance sheet data as of December 31, 2008 and 2007, and operating data for the fiscal years ended December 31, 2008, 2007 and 2006 from the audited consolidated financial statements and related notes included in Annex A of this proxy statement and prospectus. We have derived the balance sheet data as of December 31, 2005 and 2004, and June 30, 2004 and the operating data for the fiscal year ended December 31, 2005, the six months ended December 31, 2005 and 2004, and the year ended June 30, 2004 from our audited consolidated financial statements which are not included in this proxy statement and prospectus. In 2004, the CBOE converted from a fiscal year that ended on June 30 to a fiscal year that ends on December 31. Because of this conversion, it was necessary for the CBOE to have a six-month reporting period ending December 31, 2004.

	Six Mos. Ended June 30, 2009	Six Mos. Ended June 30, 2008	Year Ended Dec 31, 2008	Year Ended Dec 31, 2007	Year Ended Dec 31, 2006	Year Ended Dec 31, 2005	Six Mos. Ended Dec 31, 2005	Six Mos. Ended Dec 31, (1) 2004	Year Ended June 30, 2004

	(dollars in thousands, except per share data)

Operating Data

Revenues

Transaction Fees	$160,424	$158,858	$342,516	$270,935	$186,285	$143,254	$75,457	$60,763	$116,344

Other Member Fees	24,478	13,378	27,529	26,468	22,270	23,347	11,544	12,035	25,465

OPRA Income	9,855	10,190	19,989	18,892	19,965	16,749	8,417	7,885	14,543

Regulatory Fees	7,832	7,797	11,000	14,346	13,817	11,835	6,085	5,730	11,289

Investment Income	892	4,126	6,998	8,031	4,743	2,016	1,208	369	338

Other	4,462	7,541	15,749	13,629	10,906	5,854	3,168	2,144	5,735

Total Revenues	207,943	201,890	423,781	352,301	257,986	203,055	105,879	88,926	173,714

Expenses

Employee Costs	41,213	37,441	83,140	83,538	79,782	74,678	38,545	33,155	69,304

Depreciation & Amortization	13,769	13,142	25,633	25,338	28,189	28,349	14,372	15,950	29,685

Data Processing	10,251	8,891	20,556	19,612	19,078	19,304	9,736	9,169	18,022

Outside Services	14,085	11,956	27,370	23,374	20,455	18,404	10,730	8,934	15,242

Royalty Fees	15,781	16,233	35,243	28,956	23,552	21,950	10,676	8,997	15,847

Trading Volume Incentives	12,502	6,907	15,437	5,108	2,186	0	0	0	0

Travel & Promotional Expenses	5,423	5,269	10,483	9,640	7,209	6,796	3,458	2,869	6,406

Facilities Costs	2,617	1,594	4,045	4,306	4,281	3,925	2,272	1,978	4,389

Net Loss from Investment in Affiliates	477	410	882	939	757	203	(471)	1,391	4,359

Impairment of Investment in Affiliate and Other Assets	0	0	0	0	121	2,757	1,832	1,169	2,453

Other	3,943	3,375	7,585	11,539	349	6,796	3,512	2,881	5,352

Total Expenses	120,061	105,218	230,374	212,350	185,959	183,162	94,662	86,493	171,059

Income Before Income Taxes	87,882	96,672	193,407	139,951	72,027	19,893	11,217	2,433	2,655

Provision for Income Taxes

Current	37,466	41,173	78,325	57,724	34,495	9,925	5,540	(1,454)	1,333

Deferred	(1,971)	(512)	(206)	(941)	(4,576)	(927)	(508)	2,694	(329)

Total Provision for Income Taxes	35,495	40,661	78,119	56,783	29,919	8,998	5,032	1,240	1,004

Net Income	$52,387	$56,011	$115,288	$83,168	$42,108	$10,895	$6,185	$1,193	$1,651

	Six Mos. Ended June 30, 2009		Six Mos. Ended June 30, 2008		Year. Ended Dec 31, 2008		Year Ended Dec 31, 2007		Year Ended Dec 31, 2006		Year Ended Dec 31, 2005		Six Mos. Ended Dec 31, 2005		Six Mos. Ended Dec 31, (1) 2004		Year Ended June 30, 2004

	(dollars in thousands, except per share data)

Balance Sheet Data

Total assets	$553,118		$419,194		$496,139		$341,695		$255,826		$202,185		$202,185		$198,967		$176,234

Total liabilities	118,974		96,815		114,479		75,328		72,437		61,277		61,277		64,127		42,587

Total equity	434,144		322,379		381,660		266,367		183,389		140,908		140,908		134,840		133,647

Pro forma Data—

Net income (loss) per share (2)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[ ]

Working capital (3)	$320,544		$227,655		$270,297		$173,963		$94,081		$59,912		$59,912		$42,911		$36,788

Capital expenditures (4)	20,752		16,374		43,816		32,095		28,700		21,011		10,948		15,462		23,334

Number of full time employees at the end of the period	596		578		576		586		626		673		673		686		698

Sales price per CBOE Seat

High	$1,900		$3,300		$3,300		$3,150		$1,775		$875		$875		$420		$340

Low	$1,200		$2,225		$1,750		$1,800		$850		$299		$600		$270		$190

(1)
In 2004, the CBOE converted its fiscal year from the year ending June 30 to the year ending December 31. Because of this transition, the CBOE reported results for the six months ended December 31, 2004.

(2)
Based on [            ] shares issued and outstanding immediately following the completion of the restructuring transaction.

(3)
Equals current assets minus current liabilities.

(4)
Does not include new investments in affiliates or the disposition of interests in affiliates.

CBOE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion of the CBOE's financial condition and results of operations should be read in conjunction with the consolidated financial statements of the CBOE and the notes thereto included in this proxy statement and prospectus. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" and "Forward-Looking Statements" above.

Overview

        The primary business of the CBOE is the operation of markets for the trading of listed options contracts for three broad product categories: the stocks of individual corporations (equity options), securitized baskets of equity (exchange-traded funds) and stock market indices (index options). In addition to traditional open outcry markets, we offer electronic trading through our hybrid trading model that operates on a proprietary technology platform known as CBOEdirect, which was developed and implemented, beginning in June 2003. Until June 2003, the majority of all of our options trading was conducted in an open outcry environment. We derive a substantial portion of our revenue from exchange fees relating to the trading in our markets; these fees accounted for 80.8% of our total revenues in 2008. Other revenues are generated by dues payments and user fees from our members, from the sale of market data generated by trading in our markets, and regulatory related fees, which accounted for 6.5%, 4.7% and 2.6%, respectively, of our total revenue in calendar year 2008. In general, our revenues are primarily driven by the number of contracts traded on the exchange. In order to increase the volume of contracts traded on our markets, we strive to develop and promote contracts designed to satisfy the trading, hedging and risk-management needs of our market participants.

        It is important to note that up until January 1, 2006, the CBOE operated generally as a non-profit organization. Our fee schedules and expense budgets were designed to achieve a break-even operation. When volume and revenue exceeded budgeted levels, transaction fees were generally reduced to avoid generating surpluses beyond the CBOE's needs for working capital. As of January 1, 2006, the Board of Directors of the CBOE instructed management to begin a transition to operating the CBOE on a for-profit basis. Therefore, the historical financial information provided herein will not necessarily be indicative of future performance and should be read in that context.

  Transaction Fees

        The largest source of the CBOE's operating revenues is transaction fee revenue. Transaction fee revenue is a function of three variables: (1) exchange fee rates, determined for the most part by contract type; (2) trading volume; and (3) transaction mix between contract type (member versus non-member). Because our trading fees are assessed on a per contract basis, our exchange fee revenues are highly correlated to the volume of contracts traded on our markets. While exchange fee rates are established by the CBOE, trading volume and transaction mix are primarily influenced by factors outside the CBOE's control. These external factors include: price volatility in the underlying securities and national and international economic and political conditions. This category of revenue accounted for 80.8%, 76.9% and 72.2%, of our total revenue in 2008, 2007 and 2006, respectively, and 77.2% and 78.7% for the six months ended June 30, 2009 and 2008, respectively.

        Recent years have seen a steady increase in the total trading volume on U.S. options exchanges. According to the Options Clearing Corporation, or OCC, total options contract volume in 2004, 2005, 2006, 2007 and 2008 was, respectively, 1.2 billion, 1.5 billion, 2.0 billion, 2.9 billion and 3.6 billion contracts, representing year-over-year growth of 27% in 2005, 35% in 2006, 41% in 2007 and 25% in 2008. The CBOE has also experienced consistent increases in trading volumes over the last several years. Total volume at the CBOE was 361.1 million, 468.2 million, 674.7 million, 944.5 million and

1,193.4 million contracts traded in 2004, 2005, 2006, 2007 and 2008, respectively, representing annual growth of 30% in 2005, 44% in 2006, 40% in 2007 and 26% in 2008. Contract trading volume levels in 2005, 2006, 2007 and 2008 were consecutive CBOE record highs. Revenue is recorded as transactions occur on a trade-date basis.

        The options industry has not gone untouched by the financial crisis that unfolded in the fall of 2008. Most participants in the options markets, including major investment banks, hedge funds and institutional and retail investors, suffered reductions in their asset and capital bases and generally modified their trading activity. As a result, during the first six months of 2009, the growth in options trading has not kept pace with the historical trend. Total volume on U.S. options exchanges through the first six months of 2009 is up 5% compared with the same period in 2008, and CBOE's comparable volume is up 2%. For the first six months of 2009, CBOE's volume averaged 4.6 million contracts per day, up 3% from the same period in 2008. In addition, CBOE's market share for the first six months of 2009 declined 70 basis points to 31.4% compared with 32.1% for the same period in 2008.

        The following chart illustrates trading volume across the different categories of products traded at the CBOE for the first six months of 2009 and 2008:

	Options Contract Volume

Six Months Ended June 30	2009	2008

Equity	323,677,124	293,179,709

Cash Index	106,224,781	115,466,076

Exchange Traded Funds	140,078,912	149,113,640

Total	569,980,817	557,759,425

        The following chart illustrates annual trading volume across the different categories of products traded at the CBOE:

	Annual Options Contract Volume

	2008	2007	2006	2005	2004

Equities	604,024,956	500,964,713	390,657,577	275,646,980	224,316,863

Cash Indexes	259,499,726	230,527,970	157,596,679	115,723,454	85,510,875

Exchange Traded Funds	329,830,388	212,979,241	126,481,092	76,878,867	51,259,036

Total	1,193,355,070	944,471,924	674,735,348	468,249,301	361,086,774

        The equities category reflects trading in options contracts on the stocks of individual companies. Cash indexes include cash-settled options contracts on market indexes and on the interest rate of U.S. Treasury Securities. Exchange traded funds (ETFs) are baskets of stocks designed to generally track an index, but which trade like individual stocks.

        The growth in trading volume at the CBOE is attributable to growth in trading volume of cash index options, ETFs and equity based securities. Within our cash index products, 69% of the volume and 72% of the increase in volume from 2007 to 2008 is attributable to contracts on our proprietary S&P 500, or SPX contract, our largest product. Within our ETF products, 29% of the volume and 41% of the increase in volume from 2007 to 2008 is attributable to contracts on the Standard & Poor's Depository Receipts, or SPY contract, our second highest volume product in 2008. We believe that the recent growth in trading volume is due to industry-wide factors, as well as CBOE-specific factors.

        Increasing investor sophistication and focus on risk management and improved accessibility through continued technological improvements have resulted in an increase in the use of options by those institutions and individuals who have traditionally invested in cash-based security markets. In addition, our markets have attracted a number of new investors focused on non-traditional forms of investments, including hedge funds.

        For CBOE specifically, our strong product offerings, as well as the implementation of our hybrid trading platform, resulted in greater than industry average growth for the years ended December 2004 through December 2008, with a compounded annual growth rate of 32% for the industry compared with 35% for CBOE, according to data from OCC. For the same time period, CBOE's market share has increased from 30.5% in 2004 to 33.3% in 2008.

        While there is no certainty, we expect that the industry-wide and CBOE-specific factors that contributed to past volume increases will continue to contribute to future volume levels. Therefore, if these same factors continue to exist, we may experience similar increases in contract trading volume. However, additional factors may arise that could offset future increases in contract trading volume or result in a decline in contract trading volume, such as new or existing competition or other events. Accordingly, our recent contract trading volume history may not be an indicator of future contract trading volume results.

  Other Member Fees

        Other member fees include membership dues, user fees related to certain services provided to members on our trading floor, access fees assessed to Interim Trading Permit holders and temporary members and application fees charged to new members and existing members under certain circumstances. The Interim Trading Permit program was initiated in July of 2008 and the revenue from this program was included in other for the 2008 fiscal year. CBOE has assessed access fees to temporary members since July of 2007, but the revenue recognition has been deferred pending the resolution of the Exercise Right Settlement Agreement. The Delaware Court issued a Memorandum Opinion in June 2009 approving the Settlement Agreement. Based on the favorable settlement ruling CBOE, in June 2009, recognized as revenue the fees assessed to temporary members for the first six months of 2009 that were not subject to the fee-based payment under the Settlement Agreement. Access fees assessed temporary members prior to 2009 and ongoing fees collected that qualify for the fee-based payments under the Settlement Agreement will remain in escrow and CBOE will recognize as revenue any fees not required to be paid to the Participating Group A Settlement Class Members under the Settlement Agreement upon the final, non-appealable resolution of the Settlement Agreement. Revenue from other member fees has been flat to trending down as a greater number of our market participants access CBOE through electronic means rather than in an open outcry environment. This category of revenue accounted for 6.5%, 7.5% and 8.6% of our total revenue in 2008, 2007 and 2006, respectively, and 11.8% and 6.7% for the six months ended June 30, 2009 and 2008, respectively.

  OPRA Income

        OPRA Income represents the sale of our transaction information, often referred to as market data, through the Options Price Reporting Authority, or OPRA. OPRA is not consolidated with CBOE. OPRA gathers market data from various options exchanges, including CBOE, and, in turn, disseminates this data to third parties who pay fees to OPRA to access the data. As a participant exchange, we are members of a committee with other participant exchanges that administers the OPRA Plan. Revenue generated by OPRA from the dissemination of market data is shared among OPRA's participants according to the relative number of trades executed by each of the participant exchanges as calculated each quarter. A trade consists of a single transaction, but may consist of several contracts. Each participant exchange's share of market data revenue generated by OPRA is calculated on a per trade basis and is not based on the underlying number of contracts. This category of revenue accounted for 4.7%, 5.3% and 7.7% of our total revenue in 2008, 2007 and 2006, respectively, and 4.7% and 5.0% for the first six months of 2009 and 2008, respectively.

  Regulatory Fees

        We charge fees to our members and member firms in support of our regulatory responsibilities as a self regulatory organization under the Exchange Act of 1934. Historically, most of this revenue was based on the number of registered representatives that a CBOE member firm maintained. In 2008, CBOE eliminated the Registered Representative Fee and announced a new fee structure that was implemented in 2009, under which regulatory fees are based on the number of customer contracts executed by member firms. CBOE began charging the customer contracts-based Options Regulatory Fee as of March 1, 2009. CBOE expects the amount of revenue collected from the Options Regulatory Fee to be approximately the same as the amount of revenue collected from the former Registered Representative Fee. This source of revenue could decline in the future if the number of customer contracts executed by CBOE member firms declines and rates are not increased. This category of revenue accounted for 2.6%, 4.1% and 5.4% of our total revenue in 2008, 2007 and 2006, respectively, and 3.8% and 3.9% for the six months ended June 30, 2009 and 2008, respectively.

Investment Income

        Investment income represents our return from the investment of our excess cash. Currently, CBOE invests its excess cash in highly liquid, short-term investments, such as money market funds. Historically, we have also invested our cash in highly-liquid, investment grade commercial paper, corporate bonds and U.S. Treasuries. Our highest priority in making investment decisions is to assure the preservation of principal and secondary to retain liquidity to meet projected cash requirements and maximize yield within the specified quality and maturity restrictions. Investment income accounted for 1.7%, 2.3% and 1.9% of our total revenue in 2008, 2007 and 2006, respectively, and 0.4% and 2.0% for the first six months of 2009 and 2008, respectively.

  Other Revenues

        Other revenues accounted for 3.7%, 3.9% and 4.2% of our total revenue in 2008, 2007 and 2006, respectively, and 2.1% and 3.7% for the six months ended June 30, 2009 and 2008, respectively. The following sub-categories represent the largest source of revenue within other revenues:

  •
  Revenue associated with advertisements through our corporate web site, www.CBOE.com;

  •
  Fees charged to members who trade our licensed products and who are also subject to a monthly firm proprietary transaction fee sliding scale or a fee cap that was in effect prior to January 2008;

  •
  Revenue derived from a market data service that delivers historical, customized options market data;

  •
  Revenue generated through our order routing cancel fee; and

  •
  Rental of commercial space in the lobby of our building.

Components of Expenses

        Our expenses generally support our open outcry markets and hybrid trading systems and are mainly fixed in nature, meaning that the overall expense structure is generally independent of trading volume. Salaries and benefits represent our largest expense category and tend to be driven by both our staffing requirements and the general dynamics of the employment market. Other significant operating expenses in recent years have been expenses associated with enhancements to our trading systems, royalty fees to licensors of licensed products, trading volume incentives and costs related to outside services.

Results of Operations

        The following table sets forth our unaudited condensed consolidated statements of income data for periods presented as a percentage of total revenue.

	Six Mos. Ended June 30, 2009	Six Mos. Ended June 30, 2008	Year Ended Dec 31, 2008	Year Ended Dec 31, 2007	Year Ended Dec 31, 2006	Year Ended Dec 31, 2005	Six Mos. Ended Dec 31, 2005	Six Mos. Ended Dec 31, 2004	Year Ended June 30, 2004

Operating Data
Revenues
Transaction Fees	77.2%	78.7%	80.8%	76.9%	72.2%	70.5%	71.3%	68.3%	67.0%
Other Member Fees	11.8%	6.7%	6.5%	7.5%	8.6%	11.5%	10.9%	13.5%	14.7%
OPRA Income	4.7%	5.0%	4.7%	5.3%	7.7%	8.2%	7.9%	8.9%	8.4%
Regulatory Fees	3.8%	3.9%	2.6%	4.1%	5.4%	5.8%	5.7%	6.4%	6.5%
Investment Income	0.4%	2.0%	1.7%	2.3%	1.9%	1.0%	1.1%	0.4%	0.1%
Other	2.1%	3.7%	3.7%	3.9%	4.2%	3.0%	3.1%	2.5%	3.3%

Total Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Expenses
Employee Costs	19.8%	18.6%	19.6%	23.7%	30.9%	36.8%	36.4%	37.3%	39.9%
Depreciation & Amortization	6.6%	6.5%	6.0%	7.2%	11.0%	14.0%	13.6%	17.9%	17.1%
Data Processing	4.9%	4.4%	4.9%	5.6%	7.4%	9.5%	9.2%	10.3%	10.4%
Outside Services	6.8%	5.9%	6.5%	6.6%	7.9%	9.1%	10.1%	10.0%	8.8%
Royalty Fees	7.6%	8.0%	8.3%	8.2%	9.1%	10.8%	10.1%	10.1%	9.1%
Trading Volume Incentives	6.0%	3.4%	3.6%	1.4%	0.8%	0%	0%	0%	0%
Travel & Promotional Expenses	2.6%	2.6%	2.5%	2.8%	2.8%	3.3%	3.3%	3.2%	3.7%
Facilities Costs	1.3%	0.8%	1.0%	1.2%	1.7%	1.9%	2.1%	2.2%	2.5%
Net Loss from Investment in Affiliates	0.2%	0.2%	0.2%	0.3%	0.3%	0.1%	(0.4%)	1.6%	2.5%
Impairment of Investment in Affiliate and Other Assets	0%	0%	0%	0%	0%	1.4%	1.7%	1.3%	1.4%
Other	1.9%	1.7%	1.8%	3.3%	0.2%	3.3%	3.3%	3.3%	3.1%

Total Expenses	57.7%	52.1%	54.4%	60.3%	72.1%	90.2%	89.4%	97.2%	98.5%
Income Before Income Taxes	42.3%	47.9%	45.6%	39.7%	27.9%	9.8%	10.6%	2.8%	1.5%
Provision for Income Taxes	17.1%	20.2%	18.4%	16.1%	11.6%	4.4%	4.8%	1.4%	0.5%

Net Income	25.2%	27.7%	27.2%	23.6%	16.3%	5.4%	5.8%	1.4%	1.0%

Six months ended June 30, 2009 compared to the six months ended June 30, 2008

Overview

        For the six months ended June 30, 2009, net income decreased 6.5% to $52.4 million from $56.0 million in the same period a year ago. As a percent of total revenues, net income decreased to 25.2% for the first six months of 2009 compared with 27.7% for the same six-month period in 2008. The decrease in net income was due to the net effect of a 14.1% increase in expenses for the first six months of 2009, partially offset by 3.0% growth in revenues, compared with the same period in 2008.

Recent Events

        The Delaware Court issued a Memorandum Opinion in June 2009 approving the Settlement Agreement. Based on the favorable settlement ruling CBOE, in June 2009, recognized as revenue the fees assessed to temporary members for the first six months of 2009 that were not subject to the fee-based payment under the Settlement Agreement, totaling $8.3 million. Access fees assessed temporary members prior to 2009 and ongoing fees collected that qualify for the fee-based payments under the Settlement Agreement will remain in escrow and CBOE will recognize as revenue any fees not required to be paid to the Participating Group A Settlement Class Members under the Settlement Agreement upon the final, non-appealable resolution of the Settlement Agreement. On July 29, 2009, the Delaware Court entered a final order approving the Settlement Agreement. The order is subject to any appeals that may be filed by August 28, 2009.

Revenues

        Total revenues for the six months ended June 30, 2009 were $207.9 million, an increase of $6.0 million, or 3.0%, compared with the same period in 2008. The increase primarily was attributable to higher other member fees and volume-related transaction fees, which increased by $11.1 and $1.5 million, respectively. These increases were partially offset by decreases in investment income and other of $3.2 and $3.0 million, respectively. The increase in other member fees is largely attributed to the recognition of certain temporary member access fees for the first six months of 2009. Total options contract volume was up 2%, with 570.0 million contracts traded for the first six months of 2009 compared with 557.8 million contracts for the same period in 2008. Investment income declined $3.2 million during the first six months of 2009 compared with the year ago period due to lower yields on investments resulting from significantly lower interest rates. Other revenue declined $3.0 million largely due to lower revenues from order routing cancel fees and internet advertising associated with CBOE's website.

  Transaction Fees

        Transaction fees revenue is a function of three variables: (1) exchange fee rates, determined for the most part by contract type; (2) trading volume; and (3) transaction mix between contract type. Since fees are assessed on a per contract basis, transaction fees are highly correlated to contract volume and mix. Transaction fees increased 1% to $160.4 million for the six months ended June 30, 2009, representing 77.2% of total revenues, compared with $158.9 million for the prior-year period, or 78.7% of total revenues. This increase was largely driven by a 2.0% increase in trading volume slightly offset by a decrease in the average transaction fee per contract. CBOE's average daily volume was 4.60 million contracts for the first six months of 2009 compared with 4.46 million contracts for the first six months of 2008. The average transaction fee per contract was $0.281 and $0.285 for the first six months of 2009 and 2008, respectively, a decrease of 1%. The decrease in the average transaction fee per contract reflects a higher percentage of total transaction volume in options products with lower transaction fees in 2009 compared to 2008 and the impact of fee waivers implemented in response to competitive pricing for transactions which has generally decreased per contract transaction fees. In general, CBOE faces continued downward pressure on transaction fees in the markets in which it competes.

  Other Member Fees

        Other member fees are mostly fixed with certain services being influenced by trading volume or defined metrics. Other member fees for the six months ended June 30, 2009 increased 83% to $24.5 million from $13.4 million in the comparable period last year, representing 11.8% and 6.7% of total revenues for 2009 and 2008, respectively. Other member fees primarily represent member dues, member user fees, systems services and, for 2009, temporary member access fees and interim trading permit revenue. The increase in other member fees primarily resulted from the recognition of $8.3 million in temporary member access fees and $2.8 million in interim trading permit revenue. CBOE instituted the interim trading permit program in July 2008.

  Options Price Reporting Authority (OPRA) Income

        OPRA income decreased 3% to $9.8 million for the first six months of 2009 from $10.2 million in the same period last year. As a percent of total revenues, this category accounted for 4.7% and 5.0% of total revenues for the first six months of 2009 and 2008, respectively. OPRA income, or market data fees, is allocated through OPRA based on each exchange's share of total options transactions cleared. The decrease in revenue is due to a decrease in CBOE's share of total options transactions cleared. CBOE's share of OPRA income for the first six months of 2009 decreased to an average of 30.8% from 32.1% for the same period in 2008. This represents a decrease of 130 basis points for the first six months of 2009 compared with the prior-year period.

  Regulatory Fees

        Regulatory fees for each of the first six months of 2009 and 2008 were $7.8 million, representing 3.8% and 3.9% of total revenues, respectively. In 2009, CBOE implemented a new fee structure under which regulatory fees are based on the number of customer contracts executed by member firms rather than the number of registered representatives. The change in fee structure did not materially affect the revenue recognized during the six months ended June 30, 2009 as compared to 2008.

  Investment Income

        Investment income was $0.9 million for the six months ended June 30, 2009, representing a 78% decline compared with $4.1 million for the same period last year. As a percent of total revenues, this category accounted for 0.4% and 2.0% of total revenues for the six months ended June 30, 2009 and 2008, respectively. The drop in investment income was due to lower yields realized on higher invested cash in the current year period compared with 2008. The investment yield fell as a result of significantly lower interest rates.

  Other

        Other was $4.5 million for the first six months of 2009 compared with $7.5 million for the comparable period in 2008, representing a decline of $3.0 million. This category accounted for 2.1% and 3.7% of total revenues for the six months ended June 30, 2009 and 2008, respectively. The primary factors contributing to the decline were lower revenue generated from order routing cancel fees of $2.6 million and a decrease in internet advertising associated with CBOE's website of $0.5 million.

Expenses

        Total expenses increased $14.8 million, or 14.1%, to $120.0 million for the first six months of 2009 from $105.2 million in the year ago period. This increase was primarily due to higher employee costs, depreciation and amortization, data processing, outside services, trading volume incentives, facilities costs and other expenses, partially offset by a decrease in royalty fees. Expenses increased to 57.7% of total revenues in the first six months of 2009, compared with 52.1% in the same period in 2008. The increase in expenses, partially offset by the growth in revenues, resulted in a decrease in CBOE's operating margin (income before income taxes as a percentage of total revenues) to 42.3% for the six months ended June 30, 2009 from 47.9% in the same period for 2008.

        For the first six months of 2009, employee costs were $41.2 million, or 19.8% of total revenues, compared with $37.4 million, or 18.6% of total revenues, in the same period in 2008. This represents an increase of $3.8 million or 10.2%, primarily due to an increase in the number of employees and pay increases granted in the second quarter of 2008. CBOE had 596 employees at June 30, 2009 compared with 578 at the end of June 2008. The increase primarily reflects employees hired to support C2, which is expected to launch in late 2009 or early 2010. Higher accrued expenses for projected incentive awards through the first six months of 2009 as compared to the same period in 2008 also contributed to the increase in employee costs.

        Depreciation and amortization increased by $0.7 million to $13.8 million for the first six months of 2009 compared with $13.1 million for the same period in 2008, primarily reflecting additions to fixed assets placed in service in 2008 and 2009. Additions were primarily purchases of systems hardware and software to enhance CBOE's systems functionality and expand capacity. Depreciation and amortization charges represented 6.6% and 6.5% of total revenues for the first six months of 2009 and 2008, respectively.

        Data processing expenses increased to $10.2 million for the first six months of 2009 compared with $8.9 million in the prior-year period, representing 4.9% and 4.4% of total revenues in the first six months of 2009 and 2008, respectively. The $1.3 million increase primarily reflects higher data center costs relating to C2 for maintenance, software and disaster recovery and hosting expenses.

        Expenses related to outside services increased to $14.1 million for the first six months of 2009 from $12.0 million in the prior-year period and represented 6.8% and 5.9% of total revenues, respectively. The $2.1 million increase primarily reflects higher consulting costs of $1.5 million for systems and software development, largely related to the development of C2, and an increase in legal expenses of $0.5 million. The increase in legal expenses in 2009 compared to 2008 is primarily due to an insurance reimbursement received in 2008's first six months, which reduced legal expenses for that period by $1.4 million compared to a 2009 insurance reimbursement of $0.7 million. Excluding the insurance reimbursements, legal expenses decreased due to lower expenses for litigation, largely as a result of the Settlement Agreement.

        Royalty fees expense for the first six months of 2009 were $15.8 million compared with $16.2 million for the prior year period, a decrease of $0.4 million or 2.5%. This decrease is directly related to lower trading volume in CBOE's licensed options products during the first six months of 2009 compared with 2008. Royalty fees represented 7.6% and 8.0% of total revenues for the first six months of 2009 and 2008, respectively.

        Trading volume incentives increased $5.6 million to $12.5 million for the first six months of 2009 compared to $6.9 million for the same period a year ago, representing 6.0% and 3.4% of total revenues in the first six months of 2009 and 2008, respectively. The increase in trading volume incentives reflects higher costs incurred for a designated primary market maker (DPM) linkage program and a liquidity provider rebate program. The market linkage program reimburses DPMs for the cost of linking customer orders to markets at other exchanges. Market linkage expenses can vary based on volume and fees charged by other exchanges. The liquidity provider rebate program provides incentives to market participants for executing orders at CBOE as opposed to routing to away markets.

        Facilities costs for the six months ended June 30, 2009 were $2.6 million, an increase of $1.0 million. The increase in 2009 compared to 2008 was primarily due to a non-recurring real estate tax refund received in the prior year of $0.9 million. Facilities costs represented 1.3% and 0.8% of total revenues for the first six months of 2009 and 2008, respectively.

        Net loss from investment in affiliates was $0.5 million for the six months ended June 30, 2009 compared with $0.4 million for the same period in 2008, reflecting CBOE's share of the operating losses of OneChicago.

        Other expenses totaled $3.9 million for the first six months of 2009, an increase of $0.5 million from the year ago period, primarily due to fees related to CBOE's credit facility. On December 23, 2008, CBOE entered into a senior credit facility with three financial institutions. The credit agreement is a three-year revolving credit facility of up to $150 million and expires on December 23, 2011. CBOE pays a commitment fee on the unused portion of the facility. As of June 30, 2009, there were no borrowings against the credit facility. Availability under this facility is contingent upon the final, non-appealable resolution of the Settlement Agreement. Other expenses were 1.9% and 1.7% of total revenues for the six months ended June 30, 2009 and 2008, respectively.

        For the six months ended June 30, 2009, the provision for income taxes was $35.5 million compared with $40.7 million for the same period in 2008. This decrease is directly related to the decline in income before taxes and a decrease in the effective tax rate. The effective tax rate was 40.4% and 42.1% for the six months ended June 30, 2009 and 2008, respectively. The effective tax rate for the first six months of 2009 was lower than the comparable 2008 period, primarily due to lower permanent differences.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Overview

        For the year ended December 31, 2008 net income increased 39% to $115.3 million from $83.2 million in the same period last year. Expressed as a percent of total revenues, net income rose to 27.2% for the full-year 2008 compared with 23.6% for the prior year period. The increase in net income for 2008 compared with 2007 was primarily due to record trading volume accompanied by disciplined expense management, resulting in improved operating income.

Revenues

        Consolidated total revenues for the year ended December 31, 2008 were $423.8 million, an increase of $71.5 million, or 20%, compared with the same period in 2007. The revenue increase was driven by higher volume-related transaction fees, which rose by $71.6 million, and increases in other member fees, OPRA income and other of $1.1 million, $1.1 million and $2.1 million, respectively. This increase was offset somewhat by lower revenue from regulatory fees of $3.4 million and investment income of $1.0 million. Total options contract volume was up 26%, with 1,193.4 million contracts traded for the full-year 2008 compared with 944.5 million contracts for the 2007 year.

  Transaction Fees

        Transaction fees grew 26% to $342.5 million for the year ended December 31, 2008, representing 80.8% of total revenues, compared with $270.9 million for the same period last year, or 76.9% of total revenues. This growth was driven by record trading volume, as CBOE handled in excess of one billion contracts, representing a 26% increase over 2007. CBOE's average daily volume was 4.72 million contracts for 2008, a 25% increase compared with last year's average daily volume of 3.76 million contracts. The average transaction fee per contract of $0.287 was unchanged from 2007's average.

  Other Member Fees

        Other member fees increased 4% to $27.5 million for the 2008 fiscal year from $26.5 million in 2007, representing 6.5% and 7.5% of total revenues for 2008 and 2007, respectively. Other member fees primarily represent member dues, member user fees and systems services which are mostly fixed and are not directly influenced by trading volume. In 2008, higher fees generated from systems services of $1.4 million partially offset lower fees associated with membership dues and trading floor charges of $0.7 million.

        The increase of $1.4 million in systems services revenue was primarily driven by a new co-location fee implemented in 2008 totaling $1.3 million, which is assessed to firms for locating their trading systems in close proximity to CBOE's systems and trading floor. In addition, revenue from trade match reports increased to $1.2 million due to higher demand for that service, which is correlated to trading volume. The decline in membership dues and trading floor charges of $0.7 million is primarily due to: (1) a drop in the number of members, with fewer CBOE Temporary Members (former members who previously had obtained membership through use of the Exercise Right) trading at CBOE, (2) changes in CBOE's member fee structure and (3) the shift in members accessing our trading environment remotely rather than through open outcry on our trading floor. With the number of members on the floor going down, revenue from user-based fees such as trading floor booths and telecommunications services provided by CBOE have declined as well.

  Options Price Reporting Authority (OPRA) Income

        OPRA income rose 6% to $20.0 million for the year ended December 31, 2008 from $18.9 million in 2007. As a percent of total revenues this category accounted for 4.7% of total revenues for the 2008 year compared with 5.3% in 2007. OPRA income, or market data fees, is allocated through OPRA based on each exchange's share of total options transactions cleared. CBOE's share of total options transactions cleared decreased about 1 percentage point for the year ended December 31, 2008 compared with the prior year. However, this decline was more than offset by an 11% rise in OPRA's net distributable revenue for the full-year 2008 compared with 2007.

  Regulatory Fees

        Regulatory fees decreased 23% to $11.0 million for the year ended December 31, 2008 compared with $14.3 million for the year 2007. As a percent of total revenues this category accounted for 2.6% and 4.1% of total revenues for years 2008 and 2007, respectively. The decline was due to lower registered representative renewal fees recognized in 2008 compared with 2007, primarily due to a change in CBOE's regulatory fee structure.

  Investment Income

        Investment income was $7.0 million (1.7% of total revenues) for 2008, representing a decline of 13% when compared with $8.0 million (2.3% of total revenues) for 2007. This decrease is attributable to lower yields on investments resulting from a decline in interest rates during 2008. The impact of lower yields was offset to some degree by an increase in funds available for investment in 2008.

  Other

        Other totaled $15.8 million (3.7% of total revenues) for 2008 compared with $13.6 million (3.9% of total revenues) for 2007. The main factors contributing to the increase in other revenue were the contribution from access fees charged interim permit users of $2.6 million, a new program initiated in 2008 and higher revenue of $0.3 million attributable to the licensing of CBOE's proprietary indexes partially offset by a decline in market data revenue of $0.7 million and a decrease of $0.5 million in license fee assessments related to a member firm fee cap program that was modified in 2007. In 2007,

CBOE implemented new transaction fee surcharges on certain licensed products, and at the same time, reduced the license fee assessment to mitigate charges to those firms that exceeded the trading cap.

Expenses

        Total expenses increased 8% to $230.4 million for the 2008 fiscal year compared with $212.4 million in 2007. The increase primarily was due to higher trading volume incentives, royalty fees and costs related to outside services. Expenses as a percent of total revenues decreased to 54.4% in 2008 from 60.3% in 2007. Growth in revenues exceeded the increase in expenses, resulting in an increase in CBOE's operating margin to 45.6% for the year ended December 31, 2008 from 39.7% for the year ended December 31, 2007.

        For the year ended December 31, 2008, employee costs were $83.1 million or 19.6% of total revenues, representing our largest expense category. For 2007, employee costs were $83.5 million or 23.7% of total revenues. CBOE had 576 employees at December 31, 2008 compared with 586 at December 31, 2007. In 2008, employee costs were down $0.4 million, or nearly 1%, compared with 2007. This variance primarily reflects a $2.1 million decrease in severance expense partially offset by a $1.4 million increase in annual employee incentive awards, which are aligned with CBOE's improved financial performance.

        Expenses related to outside services increased to $27.4 million for the 2008 fiscal year compared with $23.4 million in 2007, representing 6.5% and 6.6% of total revenues for 2008 and 2007, respectively. The $4.0 million increase in expenses for outside services in 2008 compared with 2007 resulted primarily from an increase in consulting fees for systems and software development of $4.3 million, largely related to systems development for C2. C2 is CBOE's alternative exchange initiative that is expected to launch in late 2009 or early 2010.

        Royalty fees expense for 2008 increased to $35.2 million from $29.0 million for the 2007 fiscal year. This increase is directly related to the growth in the trading volume of CBOE's licensed options products. Royalty fees increased to 8.3% of total revenues in 2008 from 8.2% in 2007, as the trading volume in licensed products increased at a higher rate relative to non-licensed products in 2008 compared with 2007.

        Trading volume incentives increased to $15.4 million in 2008 compared with $5.1 million in 2007, an increase of $10.3 million. The higher expense mainly resulted from a market linkage program for designated primary market makers (DPMs). This program reimburses DPMs for the cost of linking customer orders to markets at other exchanges. Market linkage expenses can vary based on volume and fees charged by other exchanges. Another factor was the cost related to a new liquidity provider rebate program, which provides incentives to market participants for executing orders at CBOE as opposed to routing to away markets. As a percent of total revenues, trading volume incentives increased to 3.6% for the 2008 fiscal year from 1.4% for 2007.

        Travel and promotional expense increased to $10.5 million for 2008 from $9.6 million for the prior year. The increase was mainly due to higher expenditures for special events of $0.3 million and advertising of $0.7 million, primarily to support CBOE's branding initiatives, new product introductions and promotions. In 2007, CBOE launched a new branding initiative to build awareness and illustrate its leadership position in the options marketplace. As a percent of total revenues, travel and promotion expenses declined to 2.5% for the 2008 fiscal year from 2.8% for 2007.

        Net loss from investment in affiliates was $0.9 million for each of the years ended December 31, 2008 and 2007. This loss primarily relates to CBOE's share of the operating losses of OneChicago.

        Other expenses totaled $7.6 million for 2008, a decrease of $3.9 million from the prior year expense of $11.5 million. The decrease primarily resulted from a $3.6 million loss incurred from the sale of our investment in HedgeStreet in 2007, with no corresponding loss in 2008. For a further discussion, please see "Business—Other Business Relationships" on page 102.

        For the year ended December 31, 2008, the provision for income taxes was $78.1 million compared with $56.8 million for 2007. This increase is directly related to the increase in income before taxes. The effective tax rate was relatively unchanged at 40.4% and 40.6% for 2008 and 2007, respectively.

Year ended December 31, 2007 compared to the year ended December 31, 2006

Overview

        For the year ended December 31, 2007, net income increased $41.1 million, or 98%, to $83.2 million (23.6% of total revenues) from $42.1 million (16.3% of total revenues) for the year ended December 31, 2006, primarily driven by higher trading volume while also benefiting from strong expense controls. Options contract volume totaled 944.5 million contracts traded in 2007 compared with 674.7 million contracts in 2006, a 40% increase.

Revenues

        Consolidated total revenues for the year ended December 31, 2007 were $352.3 million, an increase of $94.3 million, or 37%, compared with last year's total revenues of $258.0 million. The majority of the rise is attributable to volume related transaction fees, which increased $84.6 million, accounting for 90% of the revenue gain.

  Transaction Fees

        Transaction fees rose 45% to $270.9 million for the 2007 fiscal year, representing 76.9% of total revenues, compared with $186.3 million for the prior year period, or 72.2% of total revenues. This increase was fueled by robust trading volume. CBOE's average daily volume of options contracts traded was 3.76 million contracts for the year ended December 31, 2007, a 40% increase compared with last year's comparable average of 2.68 million contracts. Additionally, the transaction fee per contract increased 4% to $0.287 for the year from $0.276 for the 2006 fiscal year, contributing to the growth in transaction fees. This increase reflects targeted fee changes implemented in 2007 combined with a shift in the volume mix favoring higher-margin product categories.

  Other Member Fees

        Other member fees increased 19% to $26.5 million for the year ended December 31, 2007 from $22.3 million in the comparable period last year, representing 7.5% and 8.6% of total revenues for 2007 and 2006, respectively. Other member fees primarily represent member dues, member user fees and systems services which are mostly fixed and are not directly influenced by trading volume. For the 2007 fiscal year, higher fees generated from systems services more than offset lower fees associated with membership dues and trading floor charges. The increase in systems services revenue was primarily driven by a new fee that was implemented in 2007, which is assessed based on quote volume. In addition, revenue from trade match reports increased due to higher demand for that service, which is correlated to trading volume. The decline in membership dues and trading floor charges is primarily due to: (1) a drop in the number of members, with fewer exercise right holders trading at CBOE, (2) changes in CBOE's member fee structure and (3) the shift in members accessing our trading environment remotely rather than through open outcry on our trading floor. With the number of members on the floor going down, revenue from user-based fees such as trading floor booths and telecommunications services provided by CBOE have declined as well.

  Options Price Reporting Authority (OPRA) Income

        OPRA income declined 5% to $18.9 million for the year ended December 31, 2007 from $20.0 million in the comparable period last year. As a percent of total revenue this category accounted for 5.3% of total revenues for the 2007 fiscal year compared with 7.7% in the same period last year. OPRA income, or market data fees, is allocated through OPRA based on each exchange's share of total options transactions cleared. CBOE's share of total options transactions cleared declined in the second half of 2007, dropping about 2 percentage points for the full year compared with 2006, accounting for the decline in OPRA income. The decline in CBOE's income allocation percentage was offset to some degree by a 2% rise in the net distributable revenue for OPRA in the year ended December 31, 2007 compared with the year ended December 31, 2006.

  Regulatory Fees

        Regulatory fees rose 4% to $14.3 million for the year ended December 31, 2007 compared with $13.8 million for the same period in 2006. As a percent of total revenue this category accounted for 4.1% of total revenues for the year ended December 31, 2007 compared with 5.4% in the prior year period. Higher registered representative fees associated with the hiring of account executives by member firms accounted for the growth in regulatory fees in 2007.

  Investment Income

        Investment income was $8.0 million (2.3% of total revenues) for the 2007 fiscal year, a 69% increase compared with $4.7 million (1.9% of total revenues) for the 2006 fiscal year. The increase in investment income is attributable to higher invested cash due to the increase in excess cash available as a result of CBOE's improved financial performance. In addition, investment income benefited from a modest improvement in yields.

  Other Revenue Sources

        Revenue from other sources totaled $13.6 million (3.9% of total revenues for the period) for the year ended December 31, 2007 compared with $10.9 million (4.2% of total revenues for the period) for the comparable period in 2006. The most significant factors contributing to the growth in other revenue were: order routing cancel fees, which increased $1.9 million in 2007 and are correlated to overall volume growth; fees from CBOE's Market Data Express, which provides historical market data, contributed incremental income of $0.5 million; business conduct fines, which grew by $1.5 million and revenue generated from ads on CBOE's website, which was up by $0.4 million in 2007 compared with 2006. Offsetting these favorable variances somewhat was a $2.2 million revenue decrease in license fee assessments related to a member firm fee cap program that was modified in 2007. In 2007, CBOE implemented new transaction fee surcharges on certain licensed products, and at the same time, reduced the license fee assessment to mitigate charges to those firms that exceeded the trading cap.

Expenses

        Total operating expenses were $212.4 million for the year ended December 31, 2007 compared with $186.0 million in the year ended December 31, 2006. Operating expenses as a percent of total revenues decreased to 60.3% in 2007 from 72.1% in 2006 thereby increasing the operating margin to 39.7% for the year ended December 31, 2007 from 27.9% in the year ended December 31, 2006. The higher operating margin was primarily due to significant increases in average daily contract volume and the scalability and operating leverage inherent in CBOE's business model combined with our cost control initiatives.

        For the year ended December 31, 2007, employee costs were $83.5 million or 23.7% of total revenues, representing our largest expense category. For the same period last year, employee costs were

$79.8 million or 30.9% of total revenues. CBOE had 586 employees at December 31, 2007 compared with 626 at year end 2006, reflecting CBOE's efforts to maintain strong expense controls. The increase in employee costs in 2007 compared with 2006 is primarily attributable to higher employee incentive awards, which are aligned with CBOE's improved financial performance.

        Outside services costs increased to $23.4 million for the 2007 fiscal year compared with $20.5 million in the prior year, representing 6.6% of total revenues and 7.9% of total revenues in 2007 and 2006, respectively. The $2.9 million increase in expenses related to outside services in 2007 compared with 2006 primarily reflects higher legal expenses relating to the exercise right issue and other legal matters, more spending on contract services relating to software development costs and additional costs associated with electrical services.

        Royalty fee expense for the 2007 fiscal year increased to $29.0 million from $23.6 million compared with 2006. This increase is directly related to the growth in the options contract volume of licensed products. Royalty fees decreased to 8.2% of 2007's total revenues from 9.1% in 2006 as the trading volume in licensed products increased at a lower rate relative to non-licensed products in 2007 compared with 2006.

        Depreciation and amortization charges declined by $2.9 million to $25.3 million for the year ended December 31, 2007 compared with 2006. This decrease was attributable to certain assets becoming fully depreciated in 2006 or early 2007 and rolling off the depreciation expense schedule. Most notably, the initial investment in our Hybrid Trading System was fully depreciated in late 2006.

        Trading volume incentives were $5.1 million for the 2007 fiscal year compared with $2.2 million in 2006, an increase of $2.9 million. This increase reflects higher expenses related to a market linkage program for designated primary market makers (DPMs), which reimburses DPMs for the cost of linking customer orders to markets at other exchanges.

        Travel and promotion expense increased to $9.6 million in 2007 from $7.2 million in 2006. The increase was primarily due to higher advertising costs related to new product introductions and promotions. In 2007, CBOE launched a new branding initiative to build awareness and illustrate its leadership position in the options marketplace. As a percent of total revenues, travel and promotion expenses remained even at 2.8% in 2007 and 2006.

        Net loss from investment in affiliates was $0.9 million in the year ended December 31, 2007 compared with $0.8 million in the year ended December 31, 2006, which primarily relates to CBOE's share of operating losses for OneChicago.

        Other expenses totaled $11.5 million in 2007, up from $0.3 million in 2006. The higher expense level is mainly due to the impact of CBOE benefiting from a $7.1 million refund in 2006 associated with the settlement of a class action suit that related to the 2000 fiscal year. Given that all the appeals related to the suit were exhausted in 2006, the refund was taken as a reduction in expense in the 2006 fiscal year. There was no comparable credit or refund recorded in 2007, resulting in a negative variance between the two periods. The expense incurred in 2000 relating to this settlement was $16.0 million and was shown as a separate line item as settlement expense in CBOE's statement of income for the year ended June 30, 2000. For a further discussion, please see "Business—Legal Proceedings" on page 106. In addition, other expenses include a $3.6 million loss incurred from the sale of our investment in HedgeStreet. For a further discussion, please see "Business—Other Business Relationships" on page 102.

        For the year ended December 31, 2007, the provision for income taxes was $56.8 million compared with $29.9 million for the year ended December 31, 2006. This increase is directly related to the increase in income before taxes. The effective tax rate was 40.6% and 41.5% for the year ended December 31, 2007 and December 31, 2006, respectively. The effective tax rate for 2007 was lower than 2006 as net income before taxes increased while the permanent differences and other adjustments remained at similar levels, which reduces the impact of permanent tax differences on a percentage basis.

Financial Position at June 30, 2009 and December 31, 2008

        As of June 30, 2009, total assets were $553.1 million, an increase of $57.0 million compared with $496.1 million at December 31, 2008. This increase was primarily due to positive cash flow generated from operations. The following highlights the key factors that contributed to the change in total assets:

  •
  Cash and cash equivalents increased $58.5 million to $339.9 million, reflecting the increase in funds available due to positive cash generated from operations. Our cash and cash equivalents are primarily comprised of investments in money market funds.

  •
  Cash equivalents-restricted funds were $26.7 million at June 30, 2009, an increase of $0.5 million compared with $26.2 million at December 31, 2008. Cash equivalents-restricted funds represent cash being held in an interest-bearing escrow account. The $0.5 million increase represents the 2009 portion of temporary member access fees collected that qualify for reimbursement under the Settlement Agreement. In 2007, CBOE extended the membership status of certain qualifying members pending the resolution of the exercise right issue. CBOE charges these members a monthly access fee based on the prevailing CBOE lease rates. These fees are being recognized as deferred revenue and held in a restricted, interest bearing cash account. As part of the Settlement Agreement, certain Participating Group A Settlement Class Members who were also CBOE Temporary Members will receive a payment upon CBOE's demutualization of these access fees equal to the amount such members paid in access fees as CBOE Temporary Members from July 1, 2007 to May 31, 2008. CBOE's total liability for these payments is capped at $2.8 million. Subject to the SEC's approval of a future rule change, these same individuals would receive an additional payment equal to any access fees paid by any such person between June 1, 2008 and CBOE's demutualization. The Delaware Court issued a Memorandum Opinion in June 2009 approving the Settlement Agreement. Based on the favorable settlement ruling CBOE, in June 2009, recognized as revenue the fees assessed to temporary members for the first six months of 2009 that were not subject to the fee-based payment under the Settlement Agreement. Access fees assessed temporary members prior to 2009 and ongoing fees collected that qualify for the fee-based payments under the Settlement Agreement will remain in escrow and CBOE will recognize as revenue any fees not required to be paid to the Participating Group A Settlement Class Members under the Settlement Agreement upon the final, non-appealable resolution of the Settlement Agreement.

  •
  Accounts receivable increased $3.0 million to $32.5 million.

  •
  Income taxes receivable decreased $9.3 million to $0.1 million reflecting the application of a prior year refund.

  •
  Property and equipment-net and other assets increased $3.8 million, primarily reflecting CBOE's investments in software applications and hardware to enhance CBOE's systems capacity and functionality. With the growth in industry quote volume and the increasing sophistication and complexity of trading strategies, CBOE's capital expenditures predominately support its technology and trading platform.

        At December 31, 2008, total assets were $496.1 million, an increase of $154.4 million compared with assets of $341.7 million at December 31, 2007. This increase was primarily due to the higher number of contracts traded at CBOE and its corresponding growth in earnings. The following highlights the key factors that contributed to the change in total assets:

  •
  Cash and cash equivalents increased $100.0 million to $281.4 million, reflecting the increase in funds available due to positive cash generated from our operations. Our cash and cash equivalents are primarily comprised of investments in money market funds and highly liquid investments with maturities of three months or less from the date of purchase.

  •
  Cash equivalents-restricted funds increased $21.9 million to $26.2 million and represent cash being held in a restricted interest-bearing cash account. In 2007, CBOE extended the membership status of certain qualifying members pending the resolution of the exercise right issue. CBOE charges these members a monthly access fee based on the prevailing CBOE lease rates. These fees are being recognized as deferred revenue and held in a restricted, interest bearing cash account. As part of the Settlement Agreement, certain Participating Group A Settlement Class Members who were also CBOE Temporary Members will receive, upon CBOE's demutualization, a payment equal to the amount such members paid in access fees as CBOE Temporary Members from July 1, 2007 to May 31, 2008. CBOE's total liability for these payments is capped at $2.8 million. Subject to the SEC's approval of a future rule change, these same individuals would receive an additional payment equal to any access fees paid by any such person between June 1, 2008 and CBOE's demutualization. CBOE will recognize any fees not required to be paid to the Participating Group A Settlement Class Members under the Settlement Agreement as revenue when the Settlement Agreement becomes final.

  •
  Income taxes receivable rose to $9.4 million due to an overpayment of estimated taxes in 2009.

  •
  The $24.2 million increase in net property and equipment and other assets reflects CBOE's investments made in software applications and hardware to enhance systems capacity and functionality. With the growth in trading volume as well as the increasing sophistication and complexity of trading strategies, CBOE's capital expenditures predominately support its technology and trading platform. The higher level of spending in 2008 was attributable to the development of initial systems requirements for C2. At December 2008, expenditures relating to C2 were largely classified as construction in progress. C2 is expected to launch in late 2009 or early 2010.

        At June 30, 2009, total liabilities were $119.0 million, an increase of $4.5 million from the December 31, 2008 balance of $114.5 million. This increase primarily resulted from a $20.7 million increase in deferred revenue, a $2.2 million increase in marketing fee payable and a $1.9 million increase in current income taxes payable. The liability for deferred revenue primarily represents access fees paid by temporary members held in an escrow account and prepaid transaction fees. These increases were largely offset by a $19.9 million decrease in accounts payable and accrued expenses.

        At December 31, 2008, total liabilities were $114.5 million, an increase of $39.2 million from December 31, 2007. This increase resulted from higher accounts payable and accrued expenses of $19.7 million and an increase in the deferred revenue of $17.4 million. Deferred revenue primarily represents access fees paid by temporary members which are being held in an escrow account. In addition, non-current income taxes payable increased to $3.1 million for the year ended December 31, 2008.

Liquidity and Capital Resources

        Historically, we have financed our operations and cash needs through income generated from operations. Cash requirements principally consist of funding capital expenditures and working capital. At June 30, 2009, cash and cash equivalents totaled $339.9 million. At December 31, 2008, we had $281.4 million in cash and cash equivalents. We anticipate that current cash balances and future funds generated through operations will be sufficient to meet cash requirements for operations currently and in the long term. If the cash flows from operations are significantly affected due to increased competition, we currently have a variety of capital options for satisfying short-term cash needs, such as reducing cash and cash equivalents to provide needed funds or borrowing against our credit facility, which will be available following the resolution of the Settlement Agreement. As part of the Settlement

Agreement, CBOE will pay qualifying class members $300 million in cash upon the completion of the restructuring transaction. To ensure that the Company has adequate funds available, CBOE secured a $150 million revolving credit facility in December of 2008. The extension of credit under this facility is contingent upon the final, non-appealable resolution of the Settlement Agreement. However, upon compliance, the funds can be used for general corporate purposes and are not limited to funding the Settlement Agreement. Although CBOE does not anticipate that it will need to draw down the full amount of the facility to meet its obligation under the Settlement Agreement, the facility provides CBOE flexibility in accessing available sources of funds. Based on its financial position as of June 30, 2009, CBOE estimates that it will borrow approximately $30.0 million against its line of credit to help fund the cash payment required under the Settlement Agreement. As of June 30, 2009 and December 31, 2008, the CBOE had no debt.

  Net Cash Flows from Operating Activities

        Net cash provided by operating activities was $78.4 million in the first six months of 2009 compared with $83.3 million in the same period of 2008. Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items including depreciation and amortization and the effects of changes in working capital. For the first six months of 2009, net cash provided from operating activities was $26.0 million higher than net income. Adjustments primarily included $13.8 million in depreciation and amortization, a $9.3 million decrease in income taxes receivable, a $3.3 million increase in current and long-term income taxes payable and a $20.7 million increase in deferred revenue, which resulted primarily from higher deferred revenue from the prepayment of transaction fees and from monthly access fees for certain CBOE members whose membership had been temporarily extended pending the resolution of the exercise right issue. Offsetting these positive adjustments somewhat was a $16.6 million reduction in accounts payable and accrued expenses.

        Net cash provided by operating activities was $164.9 million, $115.2 million and $69.4 million for 2008, 2007 and 2006, respectively. Changes in net cash provided by operating activities are primarily attributable to increases in our net income between periods, and to a lesser degree, due to fluctuations in working capital. In 2008, net cash provided by operating activities was $49.7 million higher than net income. Adjustments primarily consisted of $25.6 million in depreciation and amortization, a $14.2 million increase in current amounts due for accounts payable and accrued expenses and a $17.4 million increase in deferred revenue, partially offset by a $7.0 million decrease in net income taxes payable, which includes the net impact of an increase in income taxes receivable and a decrease in income taxes payable. Deferred revenue reflects the prepayment of transaction fees and the assessment of a monthly access fee for certain CBOE members whose membership had been temporarily extended pending the resolution of the exercise right issue. These monthly fees are being deferred and placed in an interest-bearing escrow account pending the final approval of the exercise right litigation. In 2007, net cash provided by operating activities exceeded net income by $32.0 million primarily due to depreciation and amortization of $25.3 million, a $3.6 million loss recognized on the sale of our investment in HedgeStreet and a $4.8 million increase in deferred revenue. The increase in deferred revenue largely resulted from the establishment of a monthly access fee for certain CBOE members whose membership had been temporarily extended pending the resolution of the exercise right issue. In 2006, net cash provided by operations was $27.2 million higher than net income, reflecting depreciation and amortization of $28.2 million and increases in accounts payable and accrued expenses, offset somewhat by an increase in accounts receivable and a decrease in the provision for deferred income taxes.

  Net Cash Flows from Investing Activities

        Net cash used in investing activities was $19.8 million and $25.1 million for the six months ended June 30, 2009 and 2008, respectively. These amounts primarily related to expenditures for capital and other assets and the increase in restricted funds in the six months ended June 30, 2008. Expenditures for capital and other assets totaled $20.8 million and $16.4 million for the first six months of 2009 and 2008, respectively. These amounts primarily represent purchases of systems hardware and software. The $0.5 million increase in restricted funds for the six months ended June 30, 2009 represents amounts for temporary member access fees that qualify for the fee-based payments to be made to certain class members under the Settlement Agreement. For the first six months of 2008, restricted funds increased $10.3 million due to the increase in temporary member assess fees deferred and held in restricted cash. CBOE also recorded an increase of $1.5 million for the sale of NSX stock.

        For the years ended December 31, 2008, 2007 and 2006 net cash used in investing activities was $64.1 million, $16.2 million and $51.8 million, respectively. These amounts primarily related to expenditures for capital and other assets in each of the respective periods and the increase in restricted funds in 2008 and 2007. Expenditures for capital and other assets totaled $43.8 million, $32.1 million and $28.7 million for 2008, 2007 and 2006, respectively. These expenditures primarily represent purchases of systems hardware and software. For the year ended December 31, 2008, the $21.9 million used in investing activities related to the increase in restricted funds to $26.2 million from $4.2 million at the end of 2007. In 2007, CBOE sold $20.0 million in investments available for sale for cash which represents the maturity of Treasury Bills. In 2006, the CBOE invested $19.5 million in Treasury Bills which was reflected as investments available for sale.

  Capital Expenditures

        Capital expenditures totaled $20.8 million and $16.4 million for the six months ended June 30, 2009 and 2008, respectively, and $43.8 million, $32.1 million and $28.7 million for the 2008, 2007 and 2006 fiscal years, respectively. The majority of all of these capital expenditures were for the enhancement or the expansion of the CBOE trading technology and applications. CBOE continually invests in technology to support its trading platform to ensure that its systems are robust and have the capacity to handle the volume growth being witnessed in the options industry. In addition to capacity needs, our systems are constantly being modified to handle more complex trading strategies and sophisticated algorithms at the fastest possible response time. The higher level of spending in 2008 also was attributable to the development of initial systems requirements for C2, which is expected to launch in late 2009 or early 2010. The capital investment for C2 is expected to be approximately $25.0 million, with the majority of the systems development and corresponding capital outlay occurring in 2008.

        At June 30, 2009, construction in progress totaled $20.6 million, up $1.2 million from year end 2008. At December 31, 2008, construction in progress totaled $19.4 million, up $19.0 million compared with December 31, 2007. This increase primarily resulted from the work in progress to develop C2.

  Net Cash Flows from Financing Activities

        Net cash used in financing activities totaled $0.1 million for the six months ended June 30, 2009. There were no net cash uses or sources from financing activities for the six months ended June 30, 2008. The 2009 amount primarily represents the payment of legal fees incurred in securing CBOE's line of credit.

        For the year ended December 31, 2008, net cash used in financing activities totaled $0.8 million, which represents the amortization of loan origination fees and the payment of quarterly commitment fees related to CBOE's line of credit. Net cash used in financing activities totaled $0.1 million for the years ended December 31, 2007 and 2006, reflecting the purchase of exercise right privileges from full members of the CBOT.

Lease and Contractual Obligations

        The CBOE leases office space in Illinois for its Regulatory Division and a suburban disaster recovery center, in New York for certain marketing activities and in the New York City metropolitan area for C2 with lease terms remaining from 12 months to 50 months as of June 30, 2009. In addition, CBOE has contractual obligations related to certain advertising programs and licensing agreements with various licensors. The licensing agreements contain annual minimum fee requirements which total $14.9 million for the next five years and $3.4 million for the five years thereafter. Total rent expense related to these lease obligations for the six months ended June 30, 2009 and 2008 were $1.6 million and $0.8 million, respectively. Future minimum payments under these non-cancelable lease and advertising agreements were as follows at June 30, 2009 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years

Operating leases	$8,674	$3,189	$3,680	$1,805

Contractual obligations	4,534	1,712	2,822	—

Total	$13,208	$4,901	$6,502	$1,805

Legal Issues

        In September 2000, the CBOE reached an agreement in principle to settle a consolidated civil class action lawsuit filed against the CBOE and other U.S. options exchanges and certain market maker firms. The CBOE agreed to pay $16.0 million, which was paid in full and held in escrow pending approval of the settlement agreement by the U.S. District Court for the Southern District of New York. In October 2005, the CBOE and other settling parties reached a revised settlement that resolved certain disputes concerning the interpretation of certain provisions of the original settlement agreement. As a result of the revised settlement, the CBOE's settlement amount was reduced to $9.3 million. In February 2006, the U.S. District Court preliminarily approved the revised settlement, and the CBOE received a refund on its original settlement amount of $7.1 million, including accrued interest. The district court granted final approval to the settlement, and entered final judgment in the case, in December 2006. The deadline to appeal the settlement has passed. No appeals were filed; therefore, this settlement is now final and binding. For a further discussion, please see "Business—Legal Proceedings" on page 106.

        The CBOE is currently a party to various legal proceedings. Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. For a description of current CBOE litigation please see "Business—Legal Proceedings" on page 106.

Critical Accounting Policies

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual amounts could differ from those estimates. CBOE believes the following represent those critical accounting policies where materially different amounts could be reported under different conditions or using different assumptions.

  Revenue Recognition

        Transaction fees revenue is considered earned upon the execution of the trade and is recognized on a trade date basis. In the event members pay for services in a lump-sum payment, revenue is recognized as services are provided. Other member fees revenue is recognized during the period the service is provided. The OPRA income is allocated based upon the share of total options transactions cleared for each of the OPRA members and is received quarterly. Estimates of OPRA's quarterly revenue are made and accrued each month. Regulatory fees are primarily assessed based upon customer contracts cleared by member firms and are recognized during the period the service is rendered.

  Long-lived Assets

        Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The CBOE bases the evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of the asset may not be recoverable, the CBOE determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. In the event of impairment, the CBOE recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

  Investments in Affiliates

        Investments in affiliates represent investments in OCC, OneChicago, LLC (OneChicago), The National Stock Exchange (NSX), HedgeStreet, Inc. and CBOE Stock Exchange, LLC (CBSX). The investment in OCC (20% of its outstanding stock) is carried at cost because of the CBOE's inability to exercise significant influence.

        From the inception of the CBOE's investment in NSX until July 1, 2006, we accounted for our investment under the equity method of accounting. Even though the CBOE owned as much as 68% of the total outstanding certificates of proprietary membership of NSX (formerly the Cincinnati Stock Exchange), our ownership only provided the CBOE with one vote on any issues put before the membership. In addition, the number of CBOE appointed members on the NSX board of directors always represented a minority (six of thirteen) of the NSX board. For these reasons, it was determined that because the CBOE lacked effective control over the operating and financing activities of NSX, our investment should be accounted for under the equity method of accounting. In 2004 (see note 2 in the financial statements located in Annex A), the CBOE began selling its certificates of proprietary membership back to NSX. When the agreement to sell the certificates back to NSX was executed, the CBOE adjusted its value of its investment in NSX to reflect the present value of the expected proceeds. The sale will be concluded over time, subject to certain NSX working capital requirements. Beginning July 1, 2006, the CBOE accounts for the investment in NSX ($3.7 million representing 8,424 shares or 4.98% of the total Class A voting stock and 39,312 or 100% of the Class B non-voting stock as of December 31, 2007 and 2006) under the cost method of accounting due to the reduced percentage in our ownership of NSX and continued lack of control over the activities of NSX. On January 28, 2008, CBOE exercised a put pursuant to the TORA and sold 19,656 shares of Class B stock, resulting in a payment to CBOE of $1.5 million. CBOE's investment in NSX was reduced to $2.2 million which consisted of 8,424 Class A voting shares and 19,656 Class B non-voting shares. On March 18, 2009, CBOE exercised its last put right under the TORA with NSX. CBOE surrendered 19,656 shares of Class B common stock resulting in a payment to CBOE of $1.5 million. CBOE no longer owns any Class B common shares, but continues to own 8,424 Class A common shares in NSX Holdings. CBOE no longer has a representative on the NSX board. At June 30, 2009, CBOE's investment in NSX was $0.7 million.

        The CBOE's investment in OneChicago (23.7% of its outstanding stock) is accounted for under the equity method of accounting due to the lack of effective control over the operating and financing activities of OneChicago. On March 15, 2006, Interactive Brokers Group, LLC ("IBG") made an investment for a 40% interest in OneChicago, resulting in a $4.3 million increase in CBOE's investment in OneChicago. This amount is reflected net of deferred taxes as additional paid-in capital of

$2.6 million ($4.3 million net of $1.7 million in deferred taxes) on the 2006 consolidated statements of members' equity. The CBOE contributed $1.2 million in capital to OneChicago during the year ended December 31, 2006 and made no capital contributions during the six months ended June 30, 2009 and 2008 or the 2008 and 2007 fiscal years. At June 30, 2009, CBOE's investment in OneChicago was $2.7 million.

        In addition, in 2006, the CBOE invested $3.8 million in HedgeStreet, Inc. This capital contribution represented 17.6% of the total stock outstanding and was also accounted for under the cost method. In 2007, HedgeStreet completed a merger transaction resulting in the transfer of all company assets and operations to IG Group. As a result, CBOE recognized a loss of $3.6 million on the sale in 2007 and received a cash payment of $0.2 million. A potential maximum second payment of $0.1 million was held in escrow for a period of one year to address any additional HedgeStreet claims. CBOE II received the final payment of $0.1 million in February 2009.

        In 2007, CBOE received a 50 percent share in CBSX in return for non-cash property contributions, which included a license to use the CBOEdirect trading engine during the term of the company in addition to other license rights. CBOE accounts for the investment in CBSX under the equity method due to the lack of effective control over operating and financing activities.

        Investments in affiliates are reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the CBOE would recognize a loss for the difference between the carrying amount and the estimated fair value of the equity method investment.

  Software Development

        CBOE accounts for software development costs under AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and other related guidance. CBOE expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

Market Risk

        CBOE provides markets for trading securities options. However, CBOE does not trade options for its own account. CBOE invests available cash in highly liquid, short-term investments, such as money market funds or investment grade paper. Our investment policy is to preserve capital and liquidity. CBOE does not believe there is significant risk associated with these short-term investments. CBOE has no long-term or short-term debt.

Recent Accounting Pronouncements

        In June 2009, the FASB issued SFAS No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. The codification will become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied to nongovernmental entities. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS No. 168 is not expected to have an impact on CBOE's financial position or results of operations.

        In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46R—Consolidation of Variable Interest Entities, alters how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity's purpose and design and the parent company's ability to direct the entity's actions. SFAS No. 167 is effective for a company's first fiscal year beginning after November 15, 2009 or January 1, 2010 for companies reporting on a calendar-year basis. The adoption of SFAS No. 167 is not expected to have an impact on CBOE's financial position or results of operations.

        In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140, requiring entities to provide more information about sales of securitized financial assets and similar transactions, particularly if the seller retains some risk. The statement eliminates the concept of a qualifying special-purpose entity, changing the requirements for de-recognition of financial assets and calls upon sellers of assets to make additional disclosures. SFAS No. 166 is effective for a company's first fiscal year beginning after November 15, 2009 or January 1, 2010 for companies reporting on a calendar-year basis. The adoption of SFAS No. 166 is not expected to have an impact on CBOE's financial position or results of operations.

        In May 2009, the FASB issued SFAS No. 165, Subsequent Events establishing standards of accounting and reporting for transactions and events occurring after the balance sheet date. SFAS No. 165 addresses two types of subsequent events: recognized and non-recognized. Recognized subsequent events are defined as comprising events or transactions providing additional evidence about conditions that existed at the balance sheet date, including estimates inherent in the financial statement preparation process. Non-recognized events are defined as comprising events that provide evidence about conditions not existing at the balance sheet date but, rather, arose after such date. Recognition in the financial statements is required for the effect of subsequent events providing additional evidence about conditions that existed at the balance sheet which may include: (1) events giving rise to litigation that had been initiated before the balance sheet date but was settled after such date at an amount different from the recorded amount, and (2) events affecting the realization of assets or the settlement of liabilities when such events represent the culmination of conditions that existed over a relatively long period. SFAS No. 165 is effective for interim and annual periods ending after June 15, 2009. CBOE has adopted SFAS No. 165 and will determine the impact on CBOE's financial position or results of operations as events occur.

        In April 2009, the FASB issued FSP No. 141(R)-1, Accounting for Assets Acquired and Liabilities assumed in a Business Combination That Arise from Contingencies, amending and clarifying FASB No. 141 to address application issues related to initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141(R)-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R)-1 had no impact on CBOE's financial position or results of operations.

        In December 2007, the FASB issued Statement No. 141R (revising FASB No. 141), Business Combinations. SFAS No. 141R changed the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development costs and restructuring cost. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 141R did not have a significant impact on CBOE's financial position or results of operations.

        In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, which amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish new standards that will govern the accounting for and reporting of noncontrolling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS No. 160 requires that: (1) non-controlling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the non-controlling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The adoption of SFAS No. 160 had no impact on CBOE's financial position or results of operations.

Quarterly Comparisons

        In the securities industry, quarterly revenue fluctuations are common and are due primarily to seasonal variations in trading volumes, competition and technological and regulatory changes. Typically, revenues are lowest in the third quarter, primarily in August, due to reduced trading activity during the summer months.

BUSINESS

Overview

        Founded in 1973, the CBOE was the first organized marketplace for the trading of standardized, listed options on equity securities. Since its inception, the CBOE has grown to become one of the world's leading exchanges for the trading of derivatives and is recognized globally for its leadership role in the trading of options on individual equities, exchange-traded funds and cash-settled equity indexes. Currently, the CBOE operates as a member-owned, non-stock Delaware corporation. As of June 30, 2009, we employed 596 individuals.

        The following chart shows our trading volume by quarter for the period January 2001 through June 2009.

        Our volume of contracts traded in 2008 was approximately 1.2 billion contracts, representing an increase of 26% over our volume in 2007, for a daily average of 4.7 million contracts. In 2007, our volume of contracts traded was approximately 944 million contracts, with an average of approximately 3.8 million contracts per day, representing an increase of 40% over 2006. In 2006, our volume of contracts traded was approximately 675 million contracts for an average of nearly 2.7 million contracts per day. In 2008, 2007 and 2006, trades at the CBOE represented 33.3%, 33.0% and 33.3%, respectively, of the total contracts traded on all U.S. options markets. For the twelve months ended December 31, 2008 and 2007, we generated revenue of approximately $424 million and $352 million, respectively. We generate revenue primarily from the following sources:

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  Transaction fees;

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  Market Data Income;

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  Systems services;

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  Regulatory fees;

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  Facilities and equipment fees; and

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  Membership fees.

        The CBOE is a self-regulatory organization (SRO), which is regulated by the SEC. As an SRO, the CBOE plays a critical role in the U.S. securities markets: the CBOE conducts market surveillance and examines members and member organizations for, and enforces compliance with, federal securities laws and the CBOE Rules. Since March 26, 2004, the CBOE has also operated the CBOE Futures Exchange, LLC, or CFE, a wholly-owned subsidiary of the CBOE, which is a designated contract market under the oversight of the CFTC. On July 27, 2006, the CBOE announced the creation of the CBOE Stock Exchange, LLC, a facility of the CBOE in which the CBOE holds a 50% interest, which began trading stocks in March 2007.

  History

        The CBOE was created by the CBOT in 1973 as a result of the CBOT's efforts to develop new products. Prior to that time, there was no organized, regulated marketplace for the trading of options on equities. Rather, there was a community of "put and call dealers" that conducted the trading of non-standardized options on an "over-the-counter" basis. When it became clear that options on equities would fall under the regulatory jurisdiction of the SEC, the CBOT decided to create a separate SRO for their trading. The CBOT ultimately spun this entity off as a separate, independent organization, while providing an Exercise Right pursuant to which full members of the CBOT would have the right to become members with trading rights on the CBOE.

        The original products, call options on the common stock of 16 major U.S. corporations listed on the NYSE, began trading on April 26, 1973 through an open outcry, floor-based trading system. Trading in these call options grew quickly. Additional options markets were soon created by existing stock exchanges, including the American Stock Exchange, or the AMEX (now known as NYSE Amex, LLC), the Midwest Stock Exchange, or the CHX (now known as the Chicago Stock Exchange), the Pacific Exchange, or the PCX (now known as NYSE Arca, Inc.), and the Philadelphia Stock Exchange, or the PHLX (now known as Nasdaq OMX PHLX, Inc.).

        Put options were introduced in 1977, and by the end of the year, annual volume reached 25 million contracts. That same year, the SEC imposed a moratorium on further expansion of the options markets, pending an in-depth review of the regulatory structure and procedures.

        The moratorium ended on March 26, 1980, and the CBOE responded by increasing the number of stocks on which it traded options from 59 to 120. That same year, the options business of the CHX was consolidated into the CBOE.

        On March 11, 1983, ten years after it created the first options marketplace, the CBOE introduced the first options based on a stock index—the CBOE 100 (also known by its symbols, OEX and XEO). Subsequently, the CBOE entered into an agreement with Standard & Poor's in which the CBOE 100 became the S&P 100 and CBOE acquired the rights to trade options based on the S&P 500 Index. On July 1, 1983, options were introduced on the S&P 500 Index, which has grown to be the CBOE's largest single product and the most actively traded index option in the U.S. Since 1983, index option trading has expanded to cover many other broad-based indexes and myriad other indexes covering market segments, industry sectors and trading styles.

        Option volume continued to grow, and in 1984, the CBOE volume exceeded 100 million contracts. With the continuing growth in options trading, the CBOE outgrew its leased space in the CBOT building and decided to build its own facilities. In 1984, the CBOE moved into a 350,000 square foot trading facility, which we continue to occupy. That same year, the rapid growth in index options trading prompted the CBOE to introduce the first automated execution system for options. Shortly thereafter, in April 1985, the exchange established The Options Institute as an industry resource for the education of options users, including account executives, institutional money managers, pension fund sponsors and individual investors.

        The CBOE continues to play a leading role in options product innovation. In 1990, we introduced Long-term Equity AnticiPation Securities, or LEAPS. LEAPS are long-term option contracts that allow investors to establish positions that can be maintained for a period of up to three years for equity options and five years for index options. The development and introduction of LEAPS by the CBOE in 1990 added a new range of options possibilities. In 1993, the CBOE introduced FLEX options, which allow investors to customize certain terms on options contracts. In that same year, the CBOE unveiled "VIX," a proprietary market volatility index that gauges investor sentiment. VIX has since become widely known as the market "fear gauge."

        In 1997, the CBOE acquired the options business of the New York Stock Exchange (NYSE) and relocated it to the CBOE. That same year the CBOE was selected by Dow Jones & Co. to introduce the first options on the Dow Jones Industrial Average (DJIA).

        In 1999, the CBOE modified the structure of its market making system to expand use of Designated Primary Market Makers, or DPMs, to all equity options. This modification assured that a specialist would be available to oversee trading and provide customer service to member firms in every equity option class. Shortly thereafter, the CBOE multiply listed additional options classes that had previously been traded only on a single exchange.

        In 2000, a number of changes took place, including the opening for business of a newly created screen-based options exchange, the International Securities Exchange, or the ISE, and the SEC's adoption of a plan to link the options exchanges so as to reduce the potential that a trade would occur at a price inferior to a better bid or offer in another marketplace. After a relatively slow start, the new screen-based ISE eventually was able to generate volume and capture market share from the existing exchanges. Following a decline in volume and market share from the 2000—2002 period, we introduced several innovations to our own market model, and our trading volume began to grow at a rapid pace.

        In 2004, competition increased further as a second all-electronic competitor, the Boston Options Exchange, or the BOX, was launched. In 2006, the NYSE reentered the options market by merging with Archipelago Holdings, Inc. (Arca), which had previously acquired the PCX.

        In early 2008, Nasdaq acquired the PHLX and commenced operation of a seventh options exchange, the Nasdaq Options Market (NOM). In addition, the NYSE, now known as NYSE Euronext, acquired the AMEX, giving it two options exchanges on which to conduct business.

        The increased competition among exchanges combined with business model and product innovations have all contributed to the continued growth in industry and company trading volumes. The chart below shows the CBOE total annual volume for the period 1995 through 2008.

        An essential part of the CBOE's history has been its role as an innovator in trading systems since the beginning of the CBOE. During the 1980's, the CBOE introduced a variety of technological innovations, including an Electronic Customer Order Book and a Retail Automated Execution System, both of which increased the efficiency of options trading. In 2001, the CBOE completed the development of CBOEdirect, a fully integrated screen-based trading system. In 2003, CBOEdirect formed the basis for the CBOE's new market model, the Hybrid Trading System, which married the screen-based trading capabilities of CBOEdirect with the floor-trading environment. Hybrid serves as the trading platform for most of the CBOE's products today and has been expanded to allow for remote market making, automated complex order processing and enhanced institutional order handling capability.

The Global Derivatives Industry

        Our primary business, providing a marketplace for the execution of transactions in exchange-traded options, is part of the large and growing global derivatives industry. Derivatives are financial contracts that derive their value from some other underlying asset or reference value. These underlying assets and reference values include individual stocks, stock indexes, debt instruments, interest rates, currencies and commodities. In recent years derivatives have also been developed on economic indicators and "artificial" assets such as pollution rights. The global derivatives industry includes both exchange traded products and a large over-the-counter market. The most common types of derivatives are options, futures and swap contracts. These products allow for various types of risk to be isolated and transferred. They can be used for hedging, income generation, speculation and leveraged position taking.

        Over the past 10-15 years, the use of financial derivatives has expanded dramatically and evolved into a key tool with which money managers and investors attempt to transfer risk and achieve higher risk-adjusted returns. As a result, exchange-traded derivatives have experienced strong growth, and in

2008, the notional turnover exceeded $2,200 trillion. According to data from the Bank for International Settlement, or BIS, the notional value outstanding of off-exchange equity-linked derivatives as of December 2008 was approximately $6.5 trillion, as compared to open interest on exchanges of approximately $5.1 trillion.

  Exchange-Traded Options

        Exchange-traded options are derivative securities products that provide the means for hedging, speculation and income generation. The vast majority of derivatives traded on U.S. securities exchanges are options on individual stocks, exchange-traded funds and stock indexes. An option is a contract with standardized terms giving the buyer the right, but not the obligation, to buy or sell a specified quantity of an underlying security or index at a specific price for a specific period of time.

        Stock option contracts are generally for 100 shares of underlying stock. In the case of an equity call option, the buyer purchases the right to buy 100 shares of the underlying stock at the strike price on or before the expiration date. The seller of the call option is obligated to sell 100 shares of the underlying stock at the strike price if the buyer exercises the option. An investor generally buys a call option with the expectation that the stock's price will increase, and the stock purchased at the lower strike price will have a higher market value. A call might also be used as a hedge against a short stock position. The writer of a call option may expect the price to stay below the strike price or may use calls as a way of selling the asset if a certain price point is reached.

        In the case of an equity put option, the buyer purchases the right to sell 100 shares of the underlying stock at the strike price on or before the expiration date. The seller of a put option is obligated to buy 100 shares of the underlying stock at the strike price if the buyer exercises the option. An investor buys a put option with the expectation that the stock's price will decrease, and the stock will be sold at a value higher than might be obtained in the equity markets. The writer of a put option expects the price to stay above the strike price. Put options can be thought of as a form of insurance on the value of the investment.

        The price of an option is referred to as the "premium." The buyer of a call or a put pays the premium to the seller for the contract. Regardless of the performance of the underlying asset, the buyer's maximum exposure is the premium paid. The seller of a call, on the other hand, has open-ended exposure with respect to the increase in the value of the underlying asset; the seller of a put has the risk that the asset can become worthless. In return for the premium received, the seller of the option has assumed the risk associated with the change in the value of the underlying asset beyond the strike price. If the buyer exercises a call option on a stock, the seller may be assigned and, if so, is obligated to deliver the stock at the strike price, regardless of the cost of acquiring it. If a buyer exercises a put option on a stock, the seller, if assigned, is required to purchase the stock for the strike price, regardless of its current market value.

        The market for exchange-traded options has increased dramatically since their introduction by the CBOE in 1973. In 1974, the first full year of trading, the average daily volume on the CBOE was 22,462 contracts. By 1981, annual volume on all options exchanges exceeded 100 million contracts, representing average daily volume of over 430,000 contracts. In 1983, ten years after its start, the CBOE alone traded over 82 million contracts for an average daily volume of 325,963. By 1993, the CBOE volume had grown to over 140 million contracts with index options alone trading in excess of 80 million contracts. The continued growth in options trading can be attributed to a variety of factors including increased familiarity with options among retail investors; increased use of options by institutions and industry professionals; increased use of technology, including the increased use of computer-driven trading strategies; the use of options by hedge funds; the continued introduction of new products; and intense competition among options exchanges leading to a narrowing of bid/ask spreads and the lowering of transaction fees. The chart below shows total contract trading volume for the U.S. options industry from its inception in 1973 through 2008.

        Industry volume for 2008 was nearly 3.6 billion contracts. During the period 2003 to 2008, exchange-traded options volume expanded at a compound annual rate of over 31%, outpacing that of stock and futures markets. Industry volume for 2008 was nearly 3.6 billion contracts. However, the options industry has not gone untouched by the financial crisis that unfolded in the fall of 2008. Most participants in the options markets, including major investment banks, hedge funds and institutional and retail investors, suffered reductions in their asset and capital bases and generally modified their trading activity. As a result, during the first six months of 2009, the growth in options trading has not kept pace with the historical trend. Options industry volume for the first six months of 2009 was approximately 1.8 billion contracts, an increase of 5% over the same period in 2008. CBOE's year-to-date volume through June 2009 average 4.6 million contracts per day, up 3% from the same period in 2008. The different growth rate reflects a 0.07 percentage point decline in CBOE's 2009 market share compared to the same period in 2008.

        We believe that the number of investors that use options represents a growing proportion of the total investing public and that the growth in the use of options represents a long-term trend that will continue in the future. In particular, we believe significant opportunities exist to expand the use of options by both institutional and professional investors and for the migration of activity from the over-the-counter market to exchanges.

  Trading

        Trading in options products on U.S. options exchanges traditionally has occurred primarily on physical trading floors in areas called "pits" and through an auction process known as "open outcry," which is conducted face-to-face. Only members have access to the trading floor. Individuals and firms have historically become members by owning or leasing a seat. The member traders have direct access to the trading floor and may stand in the pit and make bids and offers to one another. Orders are sent to these members on the trading floor, usually through a broker. This trading is conducted subject to rules that are designed to promote fair and orderly markets. Traders have certain obligations with respect to providing bids and offers, and they receive certain privileges in exchange.

        The presence of dedicated liquidity providers, including both specialists and market makers, is a key distinguishing feature of the options markets. Presently, there are available in the listed options market options contracts covering approximately 3,000 underlying stocks, ETFs or indexes. Specialists and market makers are employed to provide continuous bids and offers for most listed option series. In return for these commitments, specialists and market makers receive margin exemptions as well as other incentives such as participation rights, fee incentives, or preferred access to certain exchange systems.

        More recently, electronic access has allowed members to provide electronic bids and offers without being physically present on the trading floor. Over the last several years, all of the U.S. options exchanges, either exclusively or in combination with open outcry trading, have begun to provide electronic trading platforms that allow members to submit bids, offers and orders directly into the exchange's trading system. As a result, many liquidity providers now operate remotely, away from the physical trading floors, and the majority of options trading volume is executed electronically. In addition, many exchanges also have rules that allow, under certain circumstances, for large transactions to be negotiated away from the trading floor and brought to the floor for execution or effected on electronic platforms.

        In 2007, there were two notable changes to options market structure. One was the expansion of "portfolio margining" to customer groups. Previously available only to market professionals, portfolio margining will significantly reduce margin requirements by examining the combined risk of a portfolio of financial instruments instead of margining each instrument separately. Portfolio margining has made trading more efficient by freeing up margin capital for other purposes.

        The second notable change is the introduction of penny pricing in the options markets. The listed options markets previously quoted options in either nickel or dime increments, unlike stocks, which trade in penny increments. Effective February 2007, options on 13 different stocks and ETFs started trading in penny increments as part of an industry wide pilot program. Twenty-two additional option classes were added to the Penny Pilot on September 28, 2007, and another 28 classes were added on March 28, 2008. CBOE believes that the Penny Pilot, while narrowing spreads, is causing other unintended consequences for the options industry, in particular, a loss of liquidity in some classes. The SEC is studying the results of the Penny Pilot, which has been extended until October 31, 2009. Additional option classes may be added to the Penny Pilot on or before that date.

  Clearing and Settlement

        After options transactions are executed on an exchange in the U.S., they are cleared and settled by a clearinghouse. Following the incorporation of the CBOE in 1973, the CBOE Clearing Corporation was founded to clear all options contracts. The role of a clearinghouse is to act as a guarantor for options contracts to ensure that the obligations of the contracts are fulfilled. Shortly after its founding, the CBOE Clearing Corporation became OCC and was approved by the SEC to be the central clearinghouse for all exchange-listed securities options in the U.S. OCC is the world's largest equity derivatives clearing organization and currently clears a multitude of diverse and sophisticated products, including options, futures, and options on futures. Standard & Poor's has given OCC a credit rating of "AAA."

        Due to the multitude of products cleared by OCC, it falls under the jurisdiction of both the SEC and the CFTC. The OCC is owned equally by five participant exchanges: the CBOE, NYSE Amex, LLC, the ISE, NYSE Arca, Inc. and Nasdaq OMX PHLX, Inc. BOX is a non-owner participant exchange of OCC, as is NOM. However, Nasdaq has an equity interest in OCC as a result of its acquisition of PHLX.

  Recent Trends and Developments in the Options Industry

  Broadening of Customer Base

        Institutional interest in the options markets has increased as a result of the options markets' increased liquidity and the shift by investors towards more sophisticated risk management techniques. Financial institutions, hedge funds and proprietary trading firms continue to commit capital to trading options contracts.

  Technological Advances

        Technological advances have enabled U.S. options exchanges, either exclusively or in combination with open-auction trading facilities, to provide electronic trading platforms. The emergence of electronic trading has been enabled by the ongoing development of sophisticated electronic order routing and matching systems, as well as advances in communication networks and protocols. This has created conditions that have improved liquidity and pricing opportunities and has been conducive to superior trade executions. In addition, the growing use of technology has decreased costs, enabling exchanges to lower fees.

  Consolidation

        Competitive pressures and the advantages of large scale operations have provided the strategic rationale for consolidation among exchanges. The migration to shareholder structures and for-profit business models has facilitated a number of such mergers and acquisitions. For example, NYSE Euronext now owns the former Pacific Exchange and the American Stock Exchange. Deutsche Borse has acquired the International Securities Exchange, and Nasdaq has acquired the Philadelphia Stock Exchange. This trend has been occurring on a global scale and can be expected to continue.

  Competition

        As competition has become increasingly intense, exchanges have adopted a number of strategies to effectively compete with their exchange counterparts, including technological and product innovation, more stringent cost controls, diversification of revenue streams and changes in corporate structure to provide enhanced strategic flexibility, streamlined corporate governance and greater access to sources of capital. Economies of scale have also become a crucial competitive factor. A number of exchanges have seen demutualization and going public as the path to competing successfully in this more challenging environment.

  Payment for Order Flow

        "Payment for order flow" has become an important consideration in options order routing decisions by brokerage firms. Payment for order flow began when some market makers within the industry started to pay order entry firms for their customer orders, independently from any exchange on which they traded. Certain firms, in particular online and discount brokers, solicit or accept payment for their order flow. These payments have become an integral part of their business models and firms that accept payment argue that it allows them to charge their customers lower commissions.

        Under a typical payment for order flow arrangement, a firm that has order flow receives cash or other economic incentives to route its customers' orders to an exchange that has been designated by the provider of payment. Individuals or firms are willing to pay for the routing of order flow because they know, if certain other conditions are met, that they will be able to trade with a portion of all incoming orders, including those from firms with which it has payment for order flow arrangements.

  Internalization

        Internalization occurs when a broker-dealer acts as principal and takes the other side of its customer's transaction. One form occurs when a full-service brokerage firms trades options as principal either to facilitate customer transactions when there was insufficient liquidity in the market, or simply to participate in the trade. As the options markets have grown, a number of these brokerage firms have entered the market making business, generally by acquiring specialist firms. This has led to a second form of internalization in which these firms direct their order flow to their own specialist units whenever possible. This type of internalization allows the firm to both earn a commission and capture the bid/ask spread, thereby increasing the profitability of the order flow they gather through their distribution system.

        In response to increased demand for the ability to internalize, exchanges have developed various market models and trading procedures to facilitate the ability of firms to direct their order flow to themselves or otherwise increase the opportunities the firm may have to interact with its own customers.

  Maker/Taker Market Model

        For the past several years customers have paid little or no transaction fees in most competitively-traded options classes. Transaction fees are paid primarily by market makers and firms. More recently, several options exchanges have introduced a market model in which orders which take liquidity from the marketplace are charged a transaction fee, regardless of origin type, and orders that provide liquidity to the marketplace receive a rebate for doing so. This type of market model is attractive to participants who regularly provide liquidity but not to firms representing customer orders, as those orders are normally takers of liquidity. The longer term impact of this market model on the market shares of the options exchanges remains to be seen.

Products and Markets

        The CBOE provides a marketplace for the trading of options contracts on various underlying securities that meet criteria established in our Rules and approved by the SEC. The options contracts we list for trading include options on individual equities, options on exchange-traded funds and options on equity indexes.

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  Equity options.    We trade options on the stocks of over 2,000 corporations. The stocks underlying our individual equity options are listed on the NYSE, the AMEX and the Nasdaq. In addition to the standardized options contracts of up to nine months, we also trade long-term options known as LEAPS (Long-term Equity Appreciation Securities) on over 1,000 different stocks with terms of up to three years.

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  Index Options.    We trade options on 17 different broad- and narrow-based market indexes. All of our index options are cash settled. The index options we trade include the most widely accepted measures of the U.S. equity markets including the S&P 500, the DJIA, the Nasdaq 100 and the Russell 2000. Cash-settled index options based on these indexes, and on the CBOE S&P 500 Volatility Index, are among our most actively traded products, and several are traded exclusively on the CBOE.

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  Options on ETFs.    We trade options on over 200 exchange-traded funds, or ETFs, based on various market indexes, including both domestic and foreign markets. All of our options on ETFs are physically settled.

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  Futures.    The CBOE provides a marketplace for trading futures through its wholly-owned subsidiary, CFE. To date, CFE has focused on the trading of futures related to CBOE-created benchmarks such as the CBOE volatility indexes and variance benchmarks.

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  Equities.    In early 2007, the CBOE began providing a marketplace for individual equity securities. This stock exchange, known as CBSX, provides a marketplace for trading stocks on approximately 6,500 companies listed on the NYSE, Nasdaq and AMEX.

        The CBOE has developed several of its own proprietary indexes and index methodologies. These include volatility and/or variance indexes based on various broad-based market indexes, such as the S&P 500, the DJIA, the Nasdaq 100, the Russell 2000, realized variance indicators, a number of sector indexes and a series of option strategy benchmarks, including the BuyWrite, the PutWrite and the Collar indexes based on the S&P 500 and other broad-based market indexes. We also have licensed others to use some of these indexes to create products and have entered into agreements whereby we have granted to others the rights to sub-license some of these indexes. The CBOE generates revenue from the calculation and dissemination of 33 real-time index values for third party licensors, from the licensing of the CBOE indexes and from support services provided to OneChicago.

Competition

        The U.S. options industry is extremely competitive. We compete with a number of registered national securities exchanges and may compete with other exchanges or other trading venues in the future. The six other U.S. options exchanges are our primary direct competitors: the AMEX, the BOX, the ISE, the NYSE/Arca, the PHLX and NOM. In addition, on July 8, 2009, BATS Exchange Inc. announced its intention to launch an options exchange. The CBOE is the largest options exchange in the U.S. based on both total contract volume and dollar value of options traded. Our market share over the past five years has ranged from 30.6% to 33.3%. Market share for each exchange, based on total contract volume, is shown below for 2008. The CBOE's market share of the first six months of 2009 was 31.4%.

        Our challenge is to convince broker-dealers to route options orders to the CBOE rather than to our competitors and to convince liquidity providers to concentrate their market making activity on the CBOE. This is particularly true with respect to options on individual equity securities, which tend to be traded on multiple exchanges. We compete through a variety of methods, including:

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  Offering market participants an efficient, transparent and liquid marketplace for trading options both through traditional open outcry methods and through our electronic platform, CBOEdirect;

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  Providing advanced technology that offers broad functionality, high bandwidth, fast execution, ease of use, scalability, reliability and security;

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  Offering participants access to a broad array of products and services, including proprietary products;

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  Offering customers execution at the national best bid and offer with the additional potential for price improvement;

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  Offering a cost-effective trading venue to order flow providers;

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  Facilitating payment for order flow through the administration of marketing fees;

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  Offering market makers and specialists cost-effective access to customer order flow, including potential participation rights that guarantee them a portion of certain trades provided they have met certain obligations; and

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  Providing brokers and their customers with a complete source of information on options and extensive options education.

Competitive Strengths

        We believe that the CBOE has established itself as a global leader in the options industry. We believe we are well positioned to maintain and expand our status through several key competitive strengths:

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  Strong Brand Name.    As the world's first options exchange, the CBOE's leadership role in options is recognized worldwide. The CBOE has been the originator of many product and market structure innovations in the U.S. options market. As a result, the CBOE has developed strong brand recognition for the exchange and its products both in the U.S. and globally. Our website, which consists of over 40,000 pages, is the most extensive in the industry—Forbes Magazine has named it a "Best of the Web" for options investors each year for the past five years. Our positions on industry issues are sought by regulators and officials worldwide.

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  Highly Competitive Quotes.    The CBOE generally provides quotes in multiply listed options that represent the national best bid or offer a majority of the time. In an expanding and increasingly competitive industry, we have retained overall market leadership and have experienced significant growth in volume.

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  Innovation and Product Development.    In addition to being the original marketplace for standardized, exchange-traded options, the CBOE also created the world's first index option and has been the source of many innovations with respect to products, systems and market structure in the options industry. We continue to introduce new products and services to meet the evolving needs of the derivatives industry.

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  Proprietary Products.    The CBOE enjoys long-term relationships with the providers of several market indexes that are industry benchmarks. Our exclusive licenses to provide options based on the S&P 500, the S&P 100 and the DJIA index have allowed us to create centralized markets that provide the depth and liquidity that the industry needs and relies on for executing many trading and hedging strategies. In addition, the CBOE has created its own proprietary indexes and index methodologies, which provide benchmarks for options users, serve as the basis for products and provide licensing revenue to the exchange.

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  Leading Technology Platform.    The CBOEdirect trading platform is among the most advanced trading platforms in the world. It can simultaneously support multiple trading models, multiple products and multiple matching algorithms. The technology underlying CBOEdirect is designed for extremely high performance. It is built on open standards providing platform independence and is designed to be scalable for both capacity and throughput.

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  Technological Independence.    The CBOE owns its systems and has strong internal resources for the ongoing development and implementation of systems capabilities. Market participants rely on the technology and infrastructure of the CBOE, and we have worked to provide a high level of availability and reliability of our systems.

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  Hybrid Trading Model.    Unlike other markets that offer both open outcry and screen-based trading, our Hybrid System integrates open outcry and electronic trading into a single market. We believe that this innovative integration offers our users more choices, a diverse pool of liquidity and an ability to execute complex strategies that is not available on purely screen-based systems.

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  Strong Regulatory Reputation.    We believe that the CBOE's reputation as a strong but fair regulator enhances its reputation and helps it maintain a strong brand name.

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  Industry's Most Experienced Management Team.    The CBOE's management team has extensive experience in the options industry and the technology required to support options trading. The CBOE Chairman and Chief Executive Officer, William J. Brodsky, has over 35 years experience with exchanges and derivative products. Edward J. Joyce, our President and Chief Operating Officer, has over 30 years experience in options and exchange management. The remaining seven members of the senior management team have an average of over 25 years experience in the options industry, and many of them have worked together since 1990 or earlier. We believe that our management team has demonstrated an ability to continue to grow the options business through continued product and technological innovations and has evidenced the ability to respond to changing industry dynamics through ongoing adaptation of the CBOE's market model.

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  Premier Membership Community.    The CBOE supports the options trading activities of over 200 trading firms and over 1,000 members on a daily basis. The CBOE's member firm community, representing the leading financial securities firms, is represented on our board and governance structure.

Growth Strategy

        Trading in derivative products continues to expand at a rapid pace as a result of a number of factors including increased investor access as a result of technological advances, declining costs to users, globalization and greater understanding of the products by increasingly sophisticated market participants. The CBOE is well positioned to leverage its competitive strengths to take advantage of these trends. Our growth strategy has several key components:

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  Conversion of the CBOE business model.    The initial step in the CBOE's growth strategy is the conversion of our business model from a member-owned, non-stock corporation to a for-profit, stock corporation, as described elsewhere in this document. This type of restructuring is sometimes referred to as a "demutualization." We believe that changing our focus to that of a for-profit business and adopting a corporate and governance structure more like that of a for-profit business will provide us with greater flexibility to respond to the demands of a rapidly changing business and regulatory environment. This conversion will create a common criterion for decision-making, namely, the creation of stockholder value. It will also allow for more rapid decision making in a highly competitive environment. In addition, by being structured like a for-profit, stock corporation, we will be able to pursue opportunities to engage in business combinations and joint ventures with other organizations and to access capital markets in ways that are not available to membership corporations.

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  Continuing enhancement of our market model and trading platform.    As we convert our business model, our market model is also evolving to provide more open access. We intend to continue to expand customer access and product distribution through the expansion of remote electronic access for both existing and new market participants. In addition, we recognize that the opportunity to participate in the growth of the derivative markets will be driven in great part by the trading functionality and systems capabilities that an exchange offers to market participants. We believe that our market model offers unparalleled flexibility to market participants while the CBOEdirect trading platform offers industry leading functionality, speed, performance, capacity and reliability. We intend to use our strong in-house development capabilities to continue to expand the products the CBOE offers, the functionality of the CBOE trading systems and the capacity of our systems.

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  Product Innovation.    We intend to build on our reputation as industry innovator through the continued development of new products. This will include the use of both licensed products and the CBOE proprietary intellectual property to create exclusive products that meet the needs of the derivatives industry and enhance the CBOE brand. We believe that we will be able to develop new, value-added products in both equity and non-equity asset classes. Furthermore, the combination of screen-based trading systems and an evolving regulatory structure will allow us to better compete with over-the-counter markets for trading in customized products and product structures. We also hope to expand our volume and trading activity through products that attract customers from outside our traditional core business. These products include stocks, futures, OTC derivatives and products based on other asset classes.

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  New Service Offerings.    We believe there are opportunities to derive revenue from expanded services in the licensing of CBOE intellectual property and in the sale of value-added information to market users. As a for-profit entity, we intend to generate stockholder value by exploiting existing capabilities and pursuing new opportunities in these areas.

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  Selective Expansion Across Value Chain.    In addition to broadening the CBOE's product and service offerings across different asset classes and product types, we believe there are significant opportunities to develop new revenue sources through selective expansion across products and services. These include the provision of additional technology to users of the markets and the provision of exchange-based services to participants in the over-the-counter markets.

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  Selective Pursuit of Alliances.    Technology, globalization and competition have lead to the emergence of a number of world-class exchanges offering large pools of liquidity across multiple asset classes and product types. At the same time, the Internet has also created a fertile testing ground for new risk management products and new market models. We expect these trends to continue and to prompt consolidations and alliances among existing organizations. The CBOE intends to pursue consolidation and strategic alliances both domestically and abroad where they will allow us to generate value for our stockholders.

Market Model

        The CBOE provides a reliable, orderly, liquid and efficient marketplace for the trading of securities options. We operate a quote-driven auction market that employs a combination of specialists, market makers and floor brokers. At the CBOE, DPMs are specialists that are charged with maintaining fair, orderly and continuous markets in specific option classes, with multiple specialists assigned to the most heavily traded options classes. DPMs trade for their own account and are not permitted to act as agent on behalf of customers. Market makers, operating in-person on the trading floor and/or from remote locations, supplement the liquidity provided by the specialists by quoting both bids and offers for their own accounts, electronically streaming their individual quotes in their assigned classes. Floor brokers act as agents on the trading floor to facilitate primarily large or complicated orders that customers choose not to direct to the electronic system.

  Market Participants

        Members typically perform one or more of the functions described below in their roles as members of the CBOE.

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  Market Maker.    A market maker is an individual or firm that engages in trading the exchange's products either for his own account or for the account of his firm. A market maker may operate on the trading floor or remotely. Market makers do not act as an agent representing customer orders. Market makers have certain quoting obligations in their appointed classes. Like stock specialists, they are granted margin relief to ensure they can conduct business without requiring excessive amounts of capital. Market makers must have a relationship with a clearing firm that will hold and guarantee their positions. When a person is referred to as a "trader," it typically implies that the individual acts as a market maker.

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  Floor Broker.    An individual who represents customers' orders on the CBOE trading floor as their agent is known as a floor broker. Approximately 10% of the memberships in use at the CBOE are for floor broker purposes, but the orders they represent constitute a significant portion of the CBOE's total volume. Floor brokers generally do not trade for their own account and do not receive any margin benefit. They generate revenue by charging commissions to their customers for their services. A floor broker may represent orders for his firm's proprietary account provided it is done in accordance with the CBOE Rules.

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  Designated Primary Market Maker, or DPM.    A DPM is a member firm that has been assigned specialist responsibilities in certain options classes at the CBOE. As such, the term "DPM" and "specialist" are used interchangeably in this document. Although they may be affiliated with a firm that conducts an agency business, DPMs trade for their own account and are not permitted to act as agent on behalf of customers. DPMs are obligated to provide continuous quotes in their appointed classes but at a notably higher standard than that of regular market makers. DPMs are also expected to participate in business development efforts to attract business to the CBOE for their appointed classes. Like market makers, they receive margin relief, but unlike market makers, DPMs also are granted "participation rights" in their appointed classes. Participation rights guarantee DPMs a greater share of a trade than they would typically receive as a market maker. As of June 30, 2009, there are 18 different DPM firms covering 26 different DPM trading crowds.

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  Electronic Designated Primary Market Maker, or eDPM.    An eDPM is a member firm that has been assigned specialist responsibilities similar to a DPM but operates remotely, not in person. They also are granted participation rights in their appointed classes but at a lower level than that of DPMs, reflecting their slightly lesser obligations. There may be up to four eDPMs assigned to a class in addition to the DPM. eDPMs serve to supplement the role of the DPM and are also motivated to engage in business development efforts in their appointed classes. The appointments and class allocations granted to DPMs and eDPMs are not permanent and may be revoked or reassigned for cause. There are five eDPM firms at the CBOE, each having between approximately 180 and 400 appointed classes.

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  Lead Market Maker, or LMM.    An LLM is a firm that assumes special obligations with respect to providing quotes for specific options classes. Currently, LMMs are utilized in SPX where they manage the single pricing model that generates options values for the trading crowd, and in OEX and XEO which are traded on Hybrid. In SPX, multiple LMMs are appointed and then rotate each expiration cycle, with two firms operating as LMMs at a time in SPX. LMMs are also currently required to maintain a physical presence in the trading crowd of their appointed classes.

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  Member Firm.    The term "member firm" is typically used to refer to those firms that bring customer order flow to the exchange and that are members of the exchange for the purpose of executing their customers' orders on the CBOE marketplace. These firms are also referred to as "order flow providers." They generate revenue by charging commissions for their services to their customers and in some cases through the receipt of payment for their order flow. Most traditional brokerage firms fall into this category. Other firms that are members of the exchange are technically member firms but are usually referred to by one or the functions described above (i.e., DPM, Market Maker, etc.).

        Several of the functions described above, namely, market maker, DPM, eDPM and LMM, are often grouped together as "liquidity providers." This name refers to the fact that they all provide liquidity to the options market through various obligations to provide to the marketplace firm quotes at which they are obligated to trade. Any of these liquidity providers may be designated as a preferred market-maker by a member firm routing an order to CBOE. The preferred market-maker is afforded a participation entitlement provided that he or she meets certain other requirements with respect to the relevant option class and quoting obligations.

        Direct access to the CBOE marketplace is granted to individuals and firms that are CBOE members. A membership entitles the member to conduct business on the exchange in one of the participant roles described above. As of July 1, 2009, the CBOE had 1,088 memberships, utilized by 213 active trading firms. A membership is required for any individual or firm that wishes to have direct access to the CBOE unless a market participant is a sponsored user of a member as further described below. There are 930 CBOE memberships that were created through the sale of CBOE seats. When we refer to "CBOE Seats" we refer exclusively to these 930 CBOE memberships. In addition, the CBOE had temporarily extended the membership status of 252 former CBOT members who were CBOE members as a result of the CBOT Exercise Right prior to the acquisition of the CBOT by the CME Group. As of July 1, 2009, a total of 112 individuals have maintained their temporarily extended membership status. In July 2008, CBOE received authorization for an additional 50 access permits, called Interim Trading Permits (ITPs), of which 46 are currently in use. These ITPs convey trading access, but not equity, in CBOE. They were issued by lottery to CBOE members and member firms.

        CBOE has a sponsored user program that permits non-member sponsored users to be provided with electronic access, through a sponsorship arrangement with a sponsoring CBOE member, to enter orders on certain CBOE trading systems. These systems include CFLEX (CBOE's electronic FLEX option trading system) and CBSX. Additionally, up to 15 sponsored users may be provided with electronic access to all other products traded on CBOE.

  Hybrid Trading System

        Most options are traded on the CBOE both electronically and in open outcry using its Hybrid Trading System. The CBOE developed the first hybrid-trading model, in which aspects of both open-outcry and electronic trading are integrated to function as a single market. This trading model is supported by state-of-the-art technology, including the CBOEdirect trading platform. Since the CBOE equity option trading migrated to the Hybrid Trading System, a significant portion of the volume in these products has moved to electronic execution. However, for two of our most active index products, a significant portion of the volume continues to trade in open-outcry, supported by automated execution of certain types of orders.

        The Hybrid Trading System enables the CBOE market makers to each employ their own, individual pricing models and to stream their own individual quotes into the CBOE trading engine. The CBOE market makers present on the trading floor are able to both stream their quotes into the CBOE's central trading engine and to participate in open-outcry transactions effected in their trading crowd. The Hybrid System allowed the CBOE to pursue both electronic and open-outcry trading models simultaneously without sacrificing the benefits each brings.

        At the core of the Hybrid Trading System is the matching algorithm, which is the means by which trades are executed and allocated to market participants. The CBOE's technology and Rules provide for a variety of different algorithms for matching buyers and sellers, e.g. price/time priority. The CBOE has the ability to apply different matching algorithms to different products, and currently has two different algorithms in operation for various products. Each matching algorithm is designed to meet the needs of a particular market segment. The setting of the matching algorithm affects the share of each trade that a quoting participant receives and is central to the opportunity and profit potential of market makers and other liquidity providers.

        The CBOE's matching algorithms reward price, depth and liquidity. The Hybrid Trading System calculates the national best bid and offer (NBBO), and no order is executed at a price worse than the NBBO. The system scans all other option marketplaces, and it has the capability to route orders to other marketplaces for execution if a better price exists elsewhere via an inter-exchange system operated by the Options Clearing Corporation and known as the Options Intermarket Linkage Plan. In the second half of 2009, the U.S. options industry will transition to a new inter-market linkage model that will be based on direct access routing of inter-market orders via exchange-owned or exchange-contracted broker-dealers. The new linkage model will be based on the Reg NMS (National Market System) inter-market linkage that currently exists for U.S. equities trading, which requires price protection of the exchanges' best bids or offers (BBOs) and introduces the Intermarket Sweep Order (ISO) to options. Orders reflecting prices less than an exchange's BBO will not receive this protection under the plan.

        The Hybrid Trading System also supports off-floor participants, including remote market making, off-floor DPMs and eDPMs. In June 2004, the CBOE introduced eDPMs into 400 of the most actively traded options classes, which accounted in the aggregate for approximately 90% of average daily contract volume. Currently, eDPMs make markets in over 500 classes. Remote market making is available in all Hybrid classes, including several of the CBOE's proprietary products.

        The CBOE's market model continues to evolve as we innovate and adapt to changes in the marketplace. Details on the CBOE's technological capabilities, as well as key systems offerings employed by the CBOE members, are described below.

Technology

        The CBOE's technology supports trading on multiple exchanges: CBOE, CFE, CBSX and OneChicago. The CBOE's systems can simultaneously support multiple trading models and multiple matching algorithms per exchange. For example, different products could trade simultaneously using open outcry, screen based or a hybrid model. Within these trading models, different products can be traded using different matching algorithms. CBOEdirect has recently been enhanced to support trading options on futures.

  Trading Platform

        CBOEdirect, the central platform for the CBOE's Hybrid Trading System, was launched in 2003. The CBOEdirect platform integrates the CBOEdirect trading engine with the routing, display systems and broker handling systems that support the trading floor. It provides features of screen-based and floor-based trading in what we believe is a "best of both worlds" market model.

        The CBOE uses a quote-driven market model where liquidity providers have quoting obligations. The CBOEdirect trade engine includes the match engine, the order book and the quote processor. CBOEdirect enables the users to stream live quotes, to post quotes with size and expedite order execution. CBOEdirect accepts streaming quotes from individual Market Makers, DPMs and eDPMs, automatically executes marketable orders and opens the book to non-customers.

        CBOEdirect functionality includes: quote trigger, quote lock, Quote Risk Monitor, User Input Monitor, numerous matching and allocation algorithms, a complex order book, preferenced orders and several auction mechanisms. The various matching and allocation algorithms are configurable by product. Auction mechanisms exist for an automated internalization mechanism, complex orders, and for marketable orders whether or not the CBOE is at the NBBO.

        CBOEdirect's underlying technology is a Java application with an infrastructure designed for high performance.

        The technology is designed to be scalable for capacity and throughput.

        The CBOE's trading platform is capable of accommodating significantly more than the approximate 5,700 distinct options symbols and 285,000 options series currently trading on the exchange. In addition to simple orders, the CBOE's systems support trading spreads and other complex orders, as well as options that expire weekly.

        The CBOE's system is scalable to accommodate the increasing needs of the industry. Over the past 12 months, the CBOE has transmitted to OPRA peaks of over 350,000 quotes per second.

        The CBOE has a session-based system design that allows for a quick introduction of different types of derivative and securities products, including options, futures, options on futures and stock products. In addition, the CBOE's systems facilitate different trading models, allowing the CBOE to move from a floor-based model to a screen-based model.         The CBOE and each of the other U.S. options exchanges have electronic support for multiple quoters, trade entry by order flow providers and specific algorithms to allocate trades. CBOE uses multiple matching algorithms, configurable by product. The CBOE accepts from its users and disseminates to OPRA more quotes than any other exchange.

        The CBOE provides multiple application programming interfaces, or APIs, to facilitate both quote and order entry as well as auction processing. These include a proprietary API called CBOE Member interface, or CMi, and the industry-standard Financial Information Exchange, or FIX, and a customized version of the Common Message Switch, or CMS.

  Order Routing, Trade Match, Ticker Plant and Market Data

        The CBOE's order routing system allows members to use the CMS format for orders, FIX or CMi. In 2008, the CBOE completed the migration of the order routing system, electronic market linkage and functions that support non-hybrid trading from the mainframe to the CBOEdirect platform.

        The CBOE's Trade Match system uses CBOEdirect technology. It sends matched trades to the OCC, which then settles and clears the trades. The Trade Match system currently provides matched trade information to clearing firms via CBOEdirect technology. This web-based interface also gives brokers access to their trades and related account information.

        The CBOE's ticker plant, XTP, takes in market data feeds from CTS/CQS, Nasdaq, the CBOT, the CME and other sources and disseminates the data internally to other systems on a publish/subscribe basis. XTP's most recent processing peak was 882,000 messages per second, or MPS, inbound from the OPRA, with over 6 billion messages per day.

        The CBOE disseminates options market data to OPRA and to its members via FIX and CMi. The CBOE also uses Ticker Express to provide fast, accurate market data to its members. CFE disseminates futures market data via the CBOE Financial Network, or CFN, CBOE's futures market data network. The CBOE has a fully integrated real-time system to track electronic trading for Help Desk troubleshooting and Regulatory analysis. The CBOE also has an extensive data warehouse with terabytes of historical trading data that provides fast and easy access to data for analysis.

  Disaster Recovery

        The CBOE has developed an off-site disaster recovery facility to help ensure continuity of trading on a next-day basis in the event of a disaster that would require closing the CBOE's building.

CBOEdirect is the disaster recovery platform. The disaster recovery site provides backup for all CBOEdirect products including index options, futures, options on futures, equities and all equity options.

  Clearing System

        OCC clears the CBOE's options products. OCC acts as the issuer, counter party and guarantor for all options contracts traded on the CBOE and other U.S. securities exchanges. Upon execution of an option trade, we transmit to OCC a record of all trading activity for clearing and settlement purposes. OCC fulfills these same functions for futures products traded on the CBOE's wholly-owned futures subsidiary, CFE. The National Securities Clearing Corporation clears the CBOE's stock and ETF products.

Options Price Reporting Authority (OPRA)

        Our markets generate valuable information regarding the prices of our products and the trading activity in those markets. Market data relating to price and size of market quotations and the price and size of trades is collected and consolidated by OPRA. OPRA disseminates the information to vendors who redistribute the data to brokers, investors and other persons or entities that use our markets or that monitor general economic conditions, such as financial information providers, broker-dealers, banks, futures commission merchants, public and private pension funds, investment companies, mutual funds, insurance companies, hedge funds, commodity pools, individual investors and other financial services companies or organizations. After costs are deducted the fees collected are distributed among exchange participants based on their transaction volumes pursuant to the OPRA Plan. As of July 1, 2009, our market data was displayed on approximately 182,000 terminals worldwide.

        Through our subsidiary, Market Data Express, LLC, or MDX, we are expanding our market data offerings. MDX is an OPRA vendor and can provide the consolidated OPRA data. MDX also offers, or may in the future offer, a range of additional data services, including information on market depth, information on specialized indexes with related settlement values, time and sales information and specialized reports of historical market data.

Other Business Relationships

        In addition to its options operation, the CBOE is an owner of or an investor in several related organizations:

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  The Options Clearing Corporation, or OCC.    The CBOE is a one-fifth owner of OCC, which is the sole entity providing clearing and settlement of exchange-traded securities options in the U.S. OCC also clears securities futures for OneChicago and futures for CFE, the U.S. operations of NYSE Liffe, the Nasdaq OMX Future Exchange and the Electronic Liquidity Exchange (ELX). The other owners of OCC, in equal one-fifth proportions, are the AMEX, the ISE, the NYSE/Arca and the PHLX. Our OCC ownership is not a source of dividend income to us.

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  The National Stock Exchange, or the NSX.    The CBOE owns an equity interest in NSX Holdings, Inc. In January 2005, the CBOE entered into an agreement with the NSX to sell the majority of the CBOE's ownership in the NSX back to the NSX for $11 million over a four-year period, subject to certain minimum NSX working capital levels. Subsequent to the January 2005 agreement, the NSX converted into a holding company structure consisting of NSX Holdings, Inc. and National Stock Exchange, Inc., both Delaware for-profit corporations. As part of this demutualization, the CBOE received 8,428 shares of Class A common stock and 58,698 shares of Class B common stock in NSX Holdings, Inc. The last of the payments required under the 2005 agreement was made in March 2009, and the CBOE has now sold back to NSX all of its Class B common stock in NSX Holdings. The CBOE continues to hold its Class A common stock in NSX Holdings, representing a fully diluted equity interest of approximately 4.60%.

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  OneChicago, LLC.    The CBOE owns an equity interest in OneChicago, a joint venture created with the CME and the CBOT for the trading of securities futures, which are jointly regulated by both the SEC and the CFTC. On March 15, 2006, Interactive Brokers Group, or IBG, made a major investment in OneChicago and became an owner of a 40% interest. Prior to the IBG investment, the CBOE held a 39.81% interest in OneChicago. The IBG investment reduced the CBOE's equity interest to 24.01%. Subsequent stock grants to management on October 9, 2008 further reduced CBOE's equity interest to 23.7%.

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  CBOE Futures Exchange, or CFE.    In 2004, the CBOE began to operate a futures subsidiary, CFE, which is regulated by the CFTC. As a wholly-owned subsidiary, the results of operations, assets and liabilities of CFE are consolidated with the CBOE. The primary products traded on CFE are futures on various measures of market volatility. The volumes of trading, revenues and expenses associated with CFE are not significant in the CBOE's overall operation.

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  CBOE Stock Exchange, or CBSX.    In July 2006, the CBOE announced that it would enter the stock trading business through a new facility jointly owned with several broker-dealers: VDM Chicago, LLC, LaBranche & Co., Inc., IB Exchange Corp. and Susquehanna International Group, LLP. This new entity, CBSX, has been organized as a Delaware limited liability company in which CBOE holds a 50% equity interest. CBSX uses CBOE technology to trade approximately 6,500 stocks listed on the NYSE, Nasdaq and the AMEX. CBSX was launched in the first quarter of 2007 and operates an electronic market model utilizing the CBOEdirect trade engine and a simple price-time matching algorithm. CBOE members are eligible to obtain access to trade on CBSX. CBSX is also authorized to issue up to 100 trading permits in addition to those issued to CBOE members. The CBSX permits do not carry any equity interest in CBSX or the CBOE. CBSX has 172 effective permits, which are comprised of 95 CBOE members, 58 trading permit holders and 19 sponsored access participants.

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  C2.    On October 21, 2008, the CBOE announced that it had approved a plan to launch a new and separate options exchange, which we are currently referring to as "C2." C2 will operate under a separate exchange license with a separate access structure and fee schedule. C2 will be an all-electronic options marketplace, capable of eventually supporting listing and trading all CBOE products using multiple market models and pricing structures. C2 will have its own board of directors, rules, connectivity and systems architecture, with its primary data center located in the New York City metropolitan area. Once complete, C2 would be a wholly-owned subsidiary of CBOE and a wholly-owned subsidiary of CBOE Holdings upon the demutualization. CBOE expects C2 to launch in late 2009 or early 2010, pending regulatory approval.

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  CBOE Execution Services, LLC.    On January 12, 2009, the CBOE formed CBOE Execution Services, LLC as a wholly owned subsidiary. This entity is in the process of registering as a broker-dealer, and once registered in that capacity, it is intended to be available for use as a broker-dealer if and when a determination is made to use the entity in that capacity. For example, the CBOE could determine in the future to use the entity to act as an outbound router of orders to other exchanges and execution venues on behalf of the CBOE and CBSX.

        The CBOE also has long-term business relationships with several providers of market indexes. The CBOE licenses these indexes as the basis for cash-settled index options. In some instances, these licenses provide the CBOE with the exclusive right to trade cash-settled options contracts based on these indexes. Of particular note are the following:

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  Standard & Poor's Corporation.    We are able to offer contracts on the S&P 500 Index as a result of a licensing arrangement with Standard & Poor's. This license provides us a license to use the S&P 500, the S&P 100, and several other indexes published by Standard & Poor's as the basis for standardized, exchange-traded options contracts. Under its license with Standard & Poor's, the CBOE has the exclusive right to trade cash-settled options on the S&P 500 Index and S&P 100 Index.

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  Dow Jones & Co.    We are able to offer contracts on the DJIA as a result of a licensing arrangement with Dow Jones & Co. This license provides us the right to use the DJIA and several other indexes published by Dow Jones & Co. as the basis for standardized, exchange-traded options contracts. Under its license with Dow Jones & Co., the CBOE has the exclusive right to trade cash-settled options on the DJIA during standard U.S. trading hours.

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  NASDAQ.    We are able to offer contracts on the Nasdaq 100 Index as a result of a licensing arrangement with Nasdaq. This license provides us the right to use the Nasdaq 100 as the basis for standardized, exchange-traded contracts. The license with Nasdaq is non-exclusive.

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  Frank Russell Co.    We are able to offer contracts on the Russell 2000 and other indexes in the Russell index family, as a result of a licensing arrangement with Frank Russell Co. This license provides us the right to use the Russell indexes as the basis for standardized, exchange-traded contracts. This license is non-exclusive.

        The CBOE is also a party to licenses granting us the right to create options contracts based on certain indexes developed by Morgan Stanley.

Information Sharing

        The CBOE has Information Sharing Agreements, Market Surveillance Agreements and Memoranda of Understanding with over 20 exchanges outside the U.S. for the purpose of sharing information related to specific regulatory investigations. These agreements also facilitate the listing of options on indexes on foreign stocks and options on exchange-traded funds based on those indexes. In addition to these bilateral agreements, the CBOE is a member of the Intermarket Surveillance Group, which consists of over 30 exchanges and regulatory organizations both within and outside the U.S. The Intermarket Surveillance Group serves this same purpose of providing for the sharing of information under specific circumstances related to the enforcement of regulations.

        In 2005, the CBOE entered into a series of Memorandums of Understanding with the three futures exchanges and the two stock exchanges in the Peoples Republic of China. As of October 1, 2008, no options or other financial derivatives are traded on these markets. These agreements govern the sharing of information on market and product development and provide for the CBOE to potentially work with these exchanges toward the development of new markets for derivative products. Similar agreements have also been entered into with the Korea Exchange, the Taiwan Futures Exchange, the China Financial Futures Exchange and the Thailand Futures Exchange.

Intellectual Property

        The CBOE's intellectual property assets include the above-referenced license rights, proprietary indexes created and calculated by the CBOE and the methodologies used to calculate several of the CBOE's proprietary indexes, patents and patents pending on certain CBOE technologies and products, the CBOE market data, trade secrets and various trademarks, service marks and internet domain names that are used in conjunction with the CBOE, its products and services. We attempt to protect this intellectual property by seeking patents, applying for copyright and trademark registrations, taking steps to protect our trade secrets, entering into appropriate contract provisions and other methods.

        We review our systems, products and methods of doing business to identify properties that should be protected, and we undertake to establish appropriate protections. As a result, we have rights to a number of patents and pending patent applications in the United States and other countries throughout the world.

        We own or have trademark rights in many of the product names, trade names, trademarks and service marks that we use in conjunction with our services. ACCEPT NO SUBSTITUTE®, CHICAGO BOARD OPTIONS EXCHANGE®, CBOE®, CBOEDIRECT®, CBSX®, CBOE STOCK EXCHANGE®, CBOE VOLATILITY INDEX®, BE A BETTER INVESTOR®, CAPS®, CEBO®, CFE®, CFLEX®, FLEX®, FLEXIBLE EXCHANGE®, GAS AT THE PUMP®, HYBRID®, HYTS®, IT'S ABOUT TIME®, LEAPS®, MARKET DATA EXPRESS®, MDX®, MNX®, OEX®, POWERPACKS®, THE OPTIONS INSTITUTE®, THE OPTONS TOOLBOX®, VIX®, VARB-X®, WHY BUY A STOCK WHEN YOU CAN LEASE IT?® and XEO® are our registered U.S. trademarks or servicemarks. We also have filed applications to register trademarks in the U.S. that are currently pending and/or have common law rights in numerous marks, including, among others, ASK THE INSTITUTESM, BEST EXECUTION ASSURANCE PROGRAMSM, BUYWRITESM, BXMSM, BXOSM, CBOEFLEX.NETSM,CBOE-TVSM, C2SM, CESOSM, CEFLEXSM, CHICAGO FUTURES EXCHANGESM, COBRASSM, COBWEBSM, THE EXCHANGESM, GAPPSM, INDEX WORKBENCH™, LASRSSM, LONG-TERM EQUITY ANTICIPATION SECURITIESSM, MAKE I CONTACTSM, NO SUBSTITUTESM, OPTIONSINSTITUTEPLUSSM, PUTSM, PUTWRITESM, SPXSM, THE EXCHANGE OF VISIONSM, THE OPTIONS INITIATIVESM, THE OPTIONS INTENSIVESM, THE OPTIONS TOOLBOXSM, THE OPTIONS TRANSITIONSM, RVXSM, ULTIMATE MATCHING ALGORITHMSM, VXDSM, VXNSM, VPDSM, VPNSM, VTYSM, VXOSM and VXVSM, WEEKLYSSM, WE GIVE YOU OPTIONSSM and XSPSM.

        We also use many trademarks that are owned by third parties, either pursuant to licenses granted to us or merely to refer factually to products that are traded on our markets, or pursuant to licenses granted to us including but not limited to: Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's Depositary Receipts®, SPDR®, Standard & Poor's 500, Russell 1000®, Russell 2000®, Russell 3000®, Russell MidCap, Dow Jones, DJIA, Dow Jones Industrial Average, Dow Jones Transportation Average, Dow Jones Utility Average, DIAMONDS, The Nasdaq-100 Index®, Nasdaq-100®, The Nasdaq National Market®, Nasdaq®, Nasdaq-100 Shares, Nasdaq-100 Trust, Morgan Stanley Retail Index, MSCI, EAFE, iShares, BGI and the MSCI index names.

Employees

        As of June 30, 2009, we employed 596 individuals. Of these employees, 233 were involved in systems development or operations, 107 were involved in direct support of trading operations and 86 were involved in regulatory activities. The remaining 170 personnel provide marketing, education, financial, legal, administrative and managerial support. Our seven building engineers are the only employees covered by a collective bargaining agreement. Management believes that we have strong relationships with our employees.

Facilities

        Our principal offices are located at 400 South LaSalle Street, Chicago, Illinois 60605. Through our wholly-owned subsidiary, Chicago Options Exchange Building Corporation, we own the building in which our principal offices are located and occupy approximately 350,000 square feet of this building. We also lease 23,828 square feet of office space at 111 West Jackson Boulevard, which houses our Regulatory Division. The lease on this space expires in 2011. In addition, the CBOE maintains a New York representative office at 61 Broadway, New York, New York 10006. That lease on 2,881 square feet expires in 2012 and contains an option to renew for an additional five years. We also lease 3,300 square feet of space outside the City of Chicago for our disaster recovery facility. The lease on that facility expires in 2010, but we have an option to extend it for a year. Finally, we lease 2,022 square feet of space located in the New York metropolitan area for C2, our new alternative options exchange. The lease on that space expires in 2013 and includes an option to renew for two additional years. We believe the space we occupy is sufficient to meet our future needs.

Legal Proceedings

        The CBOE was or is currently a party to the following legal proceedings:

  Litigation with Respect to the Restructuring Transaction.

        On August 23, 2006, the CBOE and its directors were sued in the Court of Chancery of the State of Delaware, by the CBOT, CBOT Holdings and two members of the CBOT who purport to represent a class of individuals ("Exercise Member Claimants") who claim that they were, or had the right to become, members of the CBOE pursuant to the Exercise Right granted to CBOT members in paragraph (b) of Article Fifth of the CBOE's certificate of incorporation. Plaintiffs sought a judicial declaration that class members were entitled to receive the same consideration in the CBOE's restructuring transaction as all other CBOE members, and plaintiffs also sought an injunction to bar CBOE and CBOE's directors from issuing any stock to CBOE seat owners as part of the restructuring transaction, unless class members received the same stock and other consideration as other CBOE seat owners.

        On October 17, 2006 CBOT Holdings announced its intention to merge with and into CME Holdings (the "CME/CBOT Transaction"). In response to that announcement, the CBOE determined that the proper interpretation of Article Fifth(b) was that, upon the closing of the CME/CBOT Transaction, no one would qualify as a CBOT "member" for purposes of Article Fifth(b) and therefore no one would be eligible to become or remain an exercise member of the CBOE. The CBOE submitted its interpretation (the "Eligibility Rule Filing") for review and approval by the SEC on December 12, 2006, as required because of the CBOE's status as a national securities exchange, and CBOE amended that submission on January 16, 2007. On January 4, 2007, plaintiffs filed a second amended complaint that challenged the CBOE's interpretation of Article Fifth(b). On January 11, 2007, plaintiffs submitted a motion for partial summary judgment on their claims. On January 16, 2007, the CBOE and the director defendants moved to dismiss the second amended complaint to the extent it challenged the CBOE's interpretation, on the ground that the SEC's jurisdiction to consider such interpretations of Article Fifth(b) preempts any state law challenge to that interpretation.

        On February 22, 2007, CBOE and the other defendants filed a brief in support of their motion to dismiss (on the ground of federal preemption) any complaint about CBOE's Eligibility Rule Filing and to stay consideration of any other issues in the complaint. On May 30, 2007, the Court heard argument on defendants' motion to dismiss and plaintiffs' motion for partial summary judgment.

        On July 20, 2007, CBOT and the other plaintiffs filed a motion requesting that the Court enter a temporary restraining order prohibiting CBOE from implementing or enforcing an interpretation of Rule 3.19 (the "Interim Access Interpretation"). That interpretation had temporarily extended membership status to persons who were Exercise Member Claimants on specified dates close to the closing of the CME/CBOT Transaction, and the interpretation further provided for that temporary membership status during the period beginning with the closing of the CME/CBOT Transaction and ending when the SEC took action on CBOE's Eligibility Rule Filing. The Interim Access Interpretation went into effect upon its filing. On August 3, 2007, the Court denied the motion for a temporary restraining order.

        On August 3, 2007, in response to defendants' motion to dismiss or for a stay, the Court stayed further litigation until the SEC took final action on CBOE's Eligibility Rule Filing. The Court retained jurisdiction over any contract and property claims, and over any "economic rights," that might remain at issue after the SEC's action.

        On August 23, 2007, following the Court's denial of the request for injunctive relief with respect to the Interim Access Interpretation, plaintiffs filed a comment letter with the SEC requesting that the SEC abrogate that rule interpretation. CBOE opposed this request. The 60-day abrogation period set forth in Section 19 of the Exchange Act expired on August 31, 2007 without the SEC taking any action to abrogate. As a result, the Interim Access Interpretation remained in effect pending SEC action on the Eligibility Rule Filing.

        On September 10, 2007, CBOE filed another interpretation of CBOE Rule 3.19 (the "Continued Membership Interpretation"), which was effective on filing although it was to become operational only upon the SEC's approval of the Eligibility Rule Filing. Under this new interpretation, the temporary membership status of persons whose membership status had been extended under the original Interim Access Interpretation would continue in effect after the SEC's approval of the Eligibility Rule Filing. CBOT and others requested that the SEC abrogate the Continued Membership Interpretation filing, but the 60-day abrogation period set forth in Section 19 of the Exchange Act expired without the SEC taking any action to abrogate. As a result, the Continued Membership Interpretation remains in effect.

        On October 2, 2007, CBOT and the other plaintiffs filed a motion requesting that the Court lift the stay to allow them to file a third amended complaint and to begin discovery. CBOE filed its opposition to that motion on October 5, 2007. On October 10, 2007, the Court denied plaintiffs' motion to lift the stay because it found that the future course of the litigation, if any, would likely be influenced in significant part by the action taken by the SEC on the Eligibility Rule Filing.

        On January 15, 2008, the SEC issued a final order approving the Eligibility Rule Filing. The SEC recognized that "the actions of the CBOT necessitated CBOE's interpretation of Article Fifth(b) to clarify whether the substantive rights of a former CBOT member would continue to qualify that person as a 'member of [the CBOT]' pursuant to Article Fifth(b) in response to changes in the ownership of the CBOT."

        Plaintiffs filed a third amended complaint on February 6, 2008. Plaintiffs' essential claims remained the same, although plaintiffs alleged in their new complaint that the adoption of the Interim Access Interpretation damaged so-called CBOT full members in their capacity as owners and lessors of such memberships and that CBOE's Board of Directors was dominated by interested directors when it approved the Eligibility Rule Filing, the Interim Access Interpretation and the Continued Membership Interpretation. On February 7, 2008, CBOE moved for summary judgment in its favor on all counts, based principally on the SEC's approval of CBOE's rule interpretation in the Eligibility Rule Filing that no person qualifies to become or remain an exercise member of CBOE pursuant to Article Fifth(b) following the CME/CBOT Transaction. CBOE and the other defendants filed their answer to plaintiffs' third amended complaint on March 11, 2008.

        On March 14, 2008, CBOT and two CBOT members appealed to the United States Court of Appeals for the District of Columbia from the SEC order that approved the Eligibility Rule Filing, and CBOE was granted leave to intervene in that appeal. The Court of Appeals subsequently ruled that further proceedings in that appeal would be held in abeyance pending either the resolution of the issues pending in the Delaware Court or the consummation of the settlement discussed below.

        On March 19, 2008, plaintiffs submitted a renewed motion for partial summary judgment to the Delaware Court. Plaintiffs requested a declaratory judgment that the CME/CBOT Transaction did not extinguish the exercise right eligibility of "Eligible CBOT Full Members" and that "Eligible CBOT Full Members" are entitled to receive the same consideration that would be provided to CBOE's seat owners in connection with any CBOE demutualization.

        On April 21, 2008, in order to simplify the issues before the Court and to narrow the scope of the discovery practice prior to the Court's ruling on the parties' summary judgment motions, CBOE and the other defendants filed an amended motion for partial summary judgment that excluded plaintiffs' state law claims related to the Interim Access Interpretation and the Continued Membership Interpretation. Among other grounds, CBOE's amended motion argued that, pursuant to the doctrine of federal preemption, the SEC's approval eliminated the foundation of the state law claims asserted by plaintiffs regarding the Eligibility Rule Filing. Briefing on the cross motions for summary judgment was completed on May 12, 2008, and argument was scheduled on those motions for June 4, 2008.

        On June 2, 2008, two days before the Delaware Court was to hear argument on the cross-motions for summary judgment, the parties entered into a written agreement in principle to settle both the Delaware litigation and the appeal of the SEC order pending in the federal Court of Appeals. On August 20, 2008, the parties entered into a definitive Stipulation of Settlement, and that agreement was preliminarily approved by the Delaware Court on August 22, 2008. We refer to the Stipulation of Settlement as the Settlement Agreement.

        A number of individuals and entities have filed a series of objections to the terms of the Settlement Agreement, and some amendments to the Settlement Agreement have been made to address those objections. (The current terms of the Settlement Agreement are described on page 51). The objections primarily raise issues concerning (1) the definition of the settlement class, (2) the criteria that must be satisfied in order for a class member to become a "participating" settlement class member and thereby receive a share of the settlement consideration, (3) the determination by class representatives and class counsel that particular persons did not satisfy those criteria and (4) the conduct of the class representatives and class counsel when they negotiated the Settlement Agreement.

        On December 16, 2008, the Delaware Court conducted a lengthy hearing to consider whether to approve the settlement of the litigation and to consider the objections to the proposed settlement. At the conclusion of the hearing, the Court indicated that it would issue a comprehensive written opinion, but it did not indicate when that decision would be forthcoming.

        On June 3, 2009, the Delaware Court entered an order approving the Settlement Agreement, while reserving ruling on whether certain objectors were eligible to participate in that settlement. After subsequently ruling on those objections, the Delaware Court, on July 29, 2009, entered a final order approving the Settlement Agreement, resolving all open issues about the settlement and dismissing the Delaware litigation. The order is subject to any appeals that may be filed by August 28, 2009. No appeals had been filed as of the date this registration statement was filed.

  Last Atlantis Litigation.

        On November 7, 2005, an amended and consolidated complaint (the "Consolidated Complaint") was filed on behalf of Last Atlantis Capital LLC, Lola L.L.C., Lulu L.L.C., Goodbuddy Society L.L.C., Friendly Trading L.L.C., Speed Trading, LLC, Bryan Rule, Brad Martin and River North Investors LLC in the U.S. District Court for the Northern District of Illinois against the CBOE, three other options exchanges and 35 market maker defendant groups (the "Specialist Defendants"). The Consolidated Complaint combined complaints that had been filed by Bryan Rule and Brad Martin with an amendment of a previously dismissed complaint (the "Original Complaint") that originally had been brought by a number of the other plaintiffs. The Consolidated Complaint raised claims for securities fraud, breach of contract, common law fraud, breach of fiduciary duty, violations of the Illinois Consumer Fraud and Deceptive Trade Practices Act and tortious interference with plaintiffs' business and contracts. The previously dismissed Original Complaint also had brought claims under the antitrust laws, and the dismissal of those claims remains subject to appeal.

        With regard to the CBOE, the Consolidated Complaint alleged that the CBOE and the other exchange defendants knowingly allowed the Specialist Defendants to discriminate against the plaintiffs' electronic orders or facilitated such discrimination, failed adequately to investigate complaints about such alleged discrimination, allowed the Specialist Defendants to violate CBOE's Rules and the rules of the SEC, failed to discipline the Specialist Defendants, falsely represented and guaranteed that electronically entered orders would be executed immediately and knowingly or recklessly participated in, assisted and concealed a fraudulent scheme by which the defendants supposedly denied the customers the electronic executions to which they claim they were entitled. Plaintiffs sought unspecified compensatory damages, related injunctive relief, attorneys' fees and other fees and costs.

        On September 13, 2006, the Court dismissed the Consolidated Complaint in its entirety and entered judgment in favor of all defendants. On March 22, 2007, the Court denied plaintiffs' request to reconsider the dismissal of the claims against CBOE and held that the prior dismissal of those claims with prejudice would stand. The Court, however, granted plaintiffs' motion to reconsider the dismissal of the claims against the Specialist Defendants and ordered plaintiffs to file another amended complaint asserting only their claims against the Specialist Defendants.

        Since 2007, the claims against a number of Specialist Defendants have been dismissed. Plaintiffs, however, will be able to appeal the dismissal of their claims against CBOE after the Court disposes of all of the claims that remain pending against the remaining Specialist Defendants.

  Index Options Litigation.

        On November 2, 2006, the ISE and its parent company filed a lawsuit in federal court in the Southern District of New York against The McGraw-Hill Companies, Inc. ("McGraw-Hill") and Dow Jones & Co. ("Dow Jones"), the owners, respectively, of the S&P 500 Index and the DJIA, which are the basis for index options, or "SPX options" and "DJX options," respectively, that the CBOE trades pursuant to exclusive licenses from McGraw-Hill and Dow Jones. The CBOE is not a party in this lawsuit. The ISE seeks a judicial declaration that it may list and trade SPX and DJX options without a license and without regard to the CBOE's exclusive licenses to trade options on those indexes, on the ground that any state-law claims based on the unlicensed listing of SPX and DJX options allegedly would be preempted by the federal Copyright Act and because McGraw-Hill and Dow Jones supposedly cannot state an actionable copyright claim. McGraw-Hill and Dow Jones filed a motion to dismiss this action on December 22, 2006, on the ground that there is no federal jurisdiction over this dispute. This motion has not been decided. Consistent with the jurisdictional position of McGraw-Hill and Dow Jones, those parties joined with the CBOE to file a state court action in Illinois on November 15, 2006 against the ISE and OCC, (the "Illinois action"). In the Illinois action, the CBOE and the other plaintiffs seek a judicial declaration that the ISE may not list, or offer trading of, SPX or DJX options because of both the proprietary rights of McGraw-Hill and Dow Jones in the underlying indexes and the CBOE's exclusive license rights to trade such options. The Illinois action alleges that the ISE's threatened action would misappropriate the proprietary interests of McGraw-Hill and Dow Jones and the exclusive license rights of the CBOE, would interfere with the CBOE's prospective business relationships with its members firms and customers and would constitute unfair competition. On December 12, 2006, the ISE removed the Illinois action to federal court in the Northern District of Illinois. On December 15, 2006, the CBOE and the other plaintiffs in the Illinois action moved to remand the matter to the Illinois state court on the ground that there is no federal jurisdiction over the claims. The federal court granted the motion to remand the Illinois action to state court, where it is now pending. The ISE moved to dismiss or stay the Illinois action on the alternative grounds of inconvenient forum and the prior-pending suit it filed in New York. The CBOE and the other plaintiffs opposed the ISE's motion and on May 15, 2007, the Illinois circuit court denied ISE's motion to dismiss or stay. The ISE appealed the denial of its request for a stay, and the Illinois Appellate Court denied the ISE's motion for leave to appeal the denial of the ISE's motion to dismiss on the basis that the Illinois court is an inconvenient forum. The federal court in New York granted a motion by Dow Jones and McGraw-Hill to stay the New York action pending resolution of the Illinois action. The ISE appealed the federal court's stay of the New York action it initiated.

        On June 2, 2008, the Illinois appellate court affirmed the Illinois circuit court's decision denying ISE's motion to dismiss or stay, which was based on ISE's argument that the case should be decided in a prior-pending lawsuit by ISE in New York federal court. ISE's New York federal lawsuit remains stayed. The federal Appellate Court in New York affirmed the district court's stay on January 8, 2009, after hearing oral arguments on January 5.

        On March 23, 2009, based on an allegation of copyright preemption, ISE filed a motion to dismiss the complaint CBOE and its co-plaintiffs. On April 14, 2009, the Illinois trial court denied ISE's motion to dismiss. On May 1, 2009, ISE filed a motion in the Illinois Supreme Court for leave to file a writ of prohibition, or alternatively, for a supervisory order directing the Illinois trial court to dismiss the action for an alleged lack of subject matter jurisdiction. CBOE and the other plaintiffs filed an objection in response on May 8, 2009. On June 15, 2009, the Illinois Supreme Court denied ISE's motion. The parties are engaged in discovery in the Illinois state action, including depositions of CBOE and ISE witnesses. No schedule for trial has been set by the Illinois trial court.

  Patent Litigation.

        On November 22, 2006, the ISE filed an action in federal court in the Southern District of New York claiming that CBOE's Hybrid trading system infringes ISE's patent directed towards an automated exchange for trading derivative securities. On January 31, 2007, the CBOE filed an action in federal court in the Northern District of Illinois seeking a declaratory judgment that the ISE patent that is the subject of the action in New York, and two other patents that the ISE had raised in communications with the CBOE, are either not infringed and/or not valid and/or not enforceable against the CBOE. On February 5, 2007, the CBOE filed a motion to transfer the matter pending in the Southern District of New York to federal court in the Northern District of Illinois. On May 24, 2007, the magistrate judge for the Southern District of New York recommended that the motion to transfer be granted, and the case was transferred on August 9, 2007 after the district court adopted the magistrate judge's recommendation. On October 16, 2007, CBOE and ISE entered into a stipulated order for the dismissal of any patent infringement claims that ISE may have against CBOE for patent infringement of U.S. Patents Nos. 6,377,940 and/or 6,405,180. ISE has also executed a covenant not to sue CBOE in relation to U.S. Patents Nos. 6,377,940 and 6,405,180. Although fact discovery is now closed, a few remaining depositions of CBOE and ISE witnesses are proceeding on the remaining patent infringement claim related to U.S. Patent No. 6,618,707. A pretrial hearing (known as a "Markman hearing") is scheduled for August 14, 2009, during which the judge will examine evidence from the parties on the appropriate meanings of relevant key words used in the patent claims asserted against the CBOE. The case is scheduled to be ready for trial by February 2010.

        On July 22, 2009, Realtime Data, LLC d/b/a/ IXO ("Realtime") filed a complaint in the Eastern District of Texas (the "Texas action") claiming that CME Group Inc., BATS Trading, Inc., ISE, NASDAQ OMX Group, Inc., NYSE Euronext and the Options Price Reporting Authority ("OPRA") infringed four Realtime patents by using, selling or offering for sale data compression products or services allegedly covered by those patents. Although CBOE was not initially named in the Texas action, the allegations in that case created a controversy as to whether CBOE infringed one or more of the four Realtime patents. Accordingly, on July 24, 2009, CBOE filed an action against Realtime in the Northern District of Illinois ("Illinois action") seeking a declaratory judgment that the four patents are not infringed by CBOE and are not valid and/or are not enforceable against CBOE. On July 27, 2009, Realtime filed an amended complaint in the Texas action to add CBOE as a defendant. In that amended complaint, Realtime claims that CBOE, along with the exchanges listed above, directs and controls the activities of OPRA and that OPRA and CBOE, among others, use, sell, or offer for sale data compression products or services allegedly covered by the Realtime patents. The amended complaint in the Texas action seeks declaratory and injunctive relief as well as unspecified damages, attorneys fees, costs and expenses. Other than the filing of the complaint in the Illinois action and the amended complaint in the Texas action, no substantive actions have been taken in either lawsuit.

  Other.

        As a self-regulatory organization under the jurisdiction of the SEC, and as a designated contract market under the jurisdiction of the CFTC, CBOE and CFE are subject to routine reviews and inspections by the SEC and the CFTC. CBOE is also currently a party to various other legal proceedings. Management does not believe that the outcome of any of these reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows of CBOE; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

REGULATION

        Federal securities laws have established a two-tiered system for the regulation of securities markets and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws. The second tier consists of SROs, which are non-governmental entities that must register with and are regulated by the SEC. The CBOE is an SRO, registered under Section 6 of the Exchange Act as a "national securities exchange" and is subject to oversight by the SEC.

        SROs in the securities industry are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be registered as a national securities exchange, an exchange must successfully undergo a rigorous application and review process with the SEC before beginning operations. Among other things, the SEC must determine that the exchange has the capacity to carry out the purposes of the Exchange Act. An SRO must comply with the Exchange Act and have the ability to enforce compliance by its members and persons associated with its members, with the provisions of the Exchange Act, the rules and regulations thereunder and the rules of the exchange. The CBOE obtained SEC approval and began operations on April 26, 1973.

        In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules governing the business conduct of its members. The rules of the exchange must also assure fair representation of its members in the selection of its directors and administration of its affairs and, among other things, provide that one or more directors be representative of issuers and investors and not be associated with a member of the exchange or with a broker or dealer. Additionally, the rules of the exchange must be adequate to ensure fair dealing and to protect investors and may not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Exchange Act.

        As a registered national securities exchange, virtually all facets of our operation are subject to the SEC's oversight, as prescribed by the Exchange Act. The Exchange Act and the rules thereunder impose on us many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. We are also subject to periodic and special examinations by the SEC. Furthermore, as an SRO, we are potentially subject to regulatory or legal action by the SEC or other interested parties. The SEC also has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses, suspend or revoke our designation as a registered securities exchange or to remove or censure any of our officers or directors who violate applicable laws or regulations.

        As part of its regulatory oversight, the SEC conducts periodic reviews and inspections of exchanges, and we have been subject to a number of routine reviews and inspections by the SEC since we began operations. To the extent such reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our business.

        In November 2004, the SEC proposed corporate governance, transparency, oversight and ownership rules for SROs akin to standards required of public companies under the Sarbanes-Oxley Act of 2002. The SEC also issued a concept release examining the efficacy of self-regulation by SROs. See "—Recent Regulatory Developments" for a discussion of these proposals and the concept release.

        We are also subject to the record keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make certain records available to the SEC for examination. If we complete the proposed restructuring transaction, CBOE Holdings may also be subject to similar requirements imposed by the Exchange Act.

        Section 19 of the Exchange Act also provides that we must submit proposed changes to any of our Rules, policies and practices, including revisions of our certificate of incorporation and Constitution. The SEC will typically publish the proposal for public comment, following which the SEC may approve, disapprove or abrogate the proposal, as it deems appropriate. The SEC's action is designed to ensure that our Rules and procedures are consistent with the Exchange Act and the rules and regulations under the Exchange Act.

        If we complete the restructuring transaction as proposed, certain aspects of CBOE Holdings may be subject to SEC oversight, including certain ownership and voting restrictions on its stockholders. The focus of the SEC's regulation of CBOE Holdings will be to assure adequate representation of Trading Permit Holders and public market participants in the governance of our exchange, as well as to ensure that our exchange can satisfy its regulatory responsibilities under the Exchange Act. See "Description of CBOE Holdings Capital Stock" on page 146. Furthermore, if we complete the proposed restructuring transaction, the SEC will require that CBOE Holdings give due regard to the preservation of the independence of the self-regulatory function of our exchange and to CBOE Holdings' obligations to investors and the general public. The SEC will also require that we not take any actions that would interfere with the effectuation of any decisions by the board of directors of our exchange relating to its regulatory functions or the structure of the market that it regulates or that would interfere with the ability of our exchange to carry out its responsibilities under the Exchange Act. To the extent that CBOE Holdings' business activities involve or relate to our exchange, the officers and directors of CBOE Holdings may be deemed to be officers and directors of the exchange for purposes of and subject to oversight under the federal securities laws. Accordingly, the SEC may exercise direct supervision and disciplinary authority over certain CBOE Holdings' activities, and those activities may be subject to SEC approval and, in some cases, public notice and comment. See "The Restructuring Transaction—Regulatory Approvals" above.

Regulatory Responsibilities

        The CBOE is responsible for taking steps to ensure that its members comply with the CBOE's Rules and with the applicable rules of the SEC. The main activities that the CBOE engages in to measure member compliance with these rules include: (1) the review of surveillance exception reports designed to detect violations of CBOE trading rules; (2) the review of surveillance exception reports designed to detect possible manipulation; (3) the further investigation of matters deemed to be problematic upon review of the exception reports or matters deemed to be problematic as a result of examinations; (4) the investigation of complaints about possible rule violations brought by customers, members or other SROs; and (5) the examination of CBOE members for compliance with rules related to net capital, short sales, books and records and other related matters. As further described below, the CBOE is also responsible for reviewing its members' activities related to the conduct of business directly with public customers, or sales practice. The CBOE has delegated its responsibility to conduct sales practice examinations for options to the Financial Industry Regulatory Authority, or FINRA.

        The CBOE's Member and Regulatory Services Division performs the same types of regulatory functions for the CBSX as it does for the CBOE itself. As it has done for options, the CBOE has delegated its responsibilities to conduct sale practice examinations to FINRA with respect to CBSX trading permit holders.

        Section 17(d) of the Exchange Act and the related Exchange Act rules permit SROs to allocate certain regulatory responsibilities to avoid duplicative oversight and regulation. Under Exchange Act Rule 17d-1, the SEC designates one SRO to be the Designated Examining Authority, or DEA, for each broker-dealer that is a member of more than one SRO. The DEA is responsible for the regulatory oversight of the financial aspects of that broker-dealer. We are the DEA for many of our members.

        Exchange Act Rule 17d-2 permits SROs to enter into agreements, commonly called Rule 17d-2 agreements, which are approved by the SEC and concern the enforcement of rules applicable to all of those SROs and relating to members those SROs have in common. In November 2006, all of the options exchanges, the National Association of Securities Dealers, or the NASD, and the NYSE entered into an Options Sales Practices Agreement, or the "Sales Practice 17d-2 Agreement," which is a Rule 17d-2 agreement. Under the Sales Practice 17d-2 Agreement, the NASD and the NYSE are the only SROs responsible for enforcing rules related to options sales practices for any members that are members of either NASD or NYSE or both. In July 2007, the NASD was consolidated with the member regulation, enforcement and arbitration functions of the New York Stock Exchange to form FINRA. FINRA is now responsible for conducting these sales practice examinations. Under this agreement, the CBOE is relieved of regulatory responsibility with respect to sales practice for members that are allocated to FINRA or to the NYSE under the Sales Practice 17d-2 Agreement. In December 2007, the SEC approved a different 17d-2 agreement among all of the options exchanges and FINRA, which allocated responsibility to each of the participants for ensuring that their allocated common members complied with the rules governing the submission of expiring exercise declarations. In October 2008, the Sales Practice 17d-2 Agreement was expanded to allocate responsibility to each of the participants for ensuring that their allocated common members complied with the rules governing options position limits. It is anticipated that the scope of this Sales Practice 17d-2 Agreement may be expanded to include the allocation of other regulatory responsibilities in the future.

        On June 5, 2006, the SEC approved a national market system plan named the Options Regulatory Surveillance Authority, or ORSA, Plan. The purpose of the ORSA Plan is to permit the seven U.S. securities options exchanges to act jointly in the administration, operation, and maintenance of a regulatory system for the surveillance, investigation and detection of the unlawful use of undisclosed, material information in trading in one or more of their markets. Through the sharing of the costs of these regulatory activities and the sharing of the regulatory information generated under the ORSA Plan, the ORSA Plan is intended to enhance the effectiveness and efficiency with which the exchanges regulate their respective markets and the national market system for options and to avoid duplication of certain regulatory efforts. The ORSA Policy Committee has determined to delegate the operation of the surveillance and investigative facility contemplated by the ORSA Plan to the CBOE. The exchanges have entered into a Regulatory Services Agreement with the CBOE, as service provider, pursuant to which the CBOE performs certain regulatory and surveillance functions under the ORSA Plan and uses its automated insider trading surveillance system to perform these functions on behalf of the exchanges. The ORSA Plan permits the exchanges to provide for the joint performance of other regulatory or surveillance functions or activities that the exchanges determine to bring within the scope of the ORSA Plan, but any determination to expand the functions or activities under the ORSA Plan would require an amendment to the ORSA Plan subject to SEC approval.

        As mentioned above, the NYSE and the NASD merged their member firm regulation areas to form FINRA in July 2007. Although this merger will not have any direct impact on CBOE's regulatory efforts at this time, because this merger was strongly supported by the SEC, it does give an indication that the SEC may seek further consolidation of regulatory efforts in the future.

        In order to ensure market integrity, we engage as an SRO in extensive regulation and monitoring of our members and of trading activities. We believe our exchange is an efficient regulator, which is vital to attracting and retaining the confidence and participation of market makers, broker-dealers and institutional and retail investors.

        We expend considerable time, financial resources and effort to ensure that our internal rules and regulations conform to regulatory "best practices" within the securities exchange industry and within the regulatory regime overseen by the SEC, our primary regulator. In order to support our efforts and those of our market participants to comply with applicable law and our own exchange rules, we have developed our own automated market surveillance systems to monitor market activity on our exchange.

        We operate the surveillance systems and are responsible for conducting all aspects of the daily surveillance of trading and market activities, including among other things, monitoring trading on the exchange, reviewing trading alerts and reports and conducting investigations into potential violations of our Rules and federal securities laws. Our automated system produces alerts established by pre-defined criteria and ad hoc reports. These alerts and reports are analyzed by the staff of our Department of Market Regulation, whose primary function is to review market surveillance data. Our Department of Regulated Entities fulfills the CBOE's regulatory and surveillance responsibilities under the ORSA Plan and regulates the activities of the CBSX. We also open investigations based on customer complaints and the findings of financial examinations of our members. Our Department of Member Firm Regulation is responsible primarily for examining our members for compliance with financial obligations, books and records rules, and various other CBOE Rules and federal securities law.

        As part of the self-regulatory process, disciplinary matters, other than minor matters covered by our Minor Rule Violation Plan, are reviewed by our Business Conduct Committee, which includes both members and public representatives. Due to our status as an SRO, we have a statutory duty to allocate the necessary resources to these functions, and this may limit our ability to dedicate funds and human resources in other areas.

        We are also a participant in the Intermarket Surveillance Group, or ISG. The ISG is an information-sharing cooperative governed by a written agreement. The purpose of the ISG is to provide a framework for the sharing of information and the coordination of regulatory efforts among exchanges trading securities and related products to address potential intermarket manipulations and trading abuses.

        In recent years, there has been increasing public and SEC scrutiny of the issue of self-regulation by SROs. In particular, some commenters have asked whether the regulatory function of SROs should be separated from the business function. In November 2004, the SEC issued a concept release examining the efficacy of self-regulation in SROs. See "—Recent Regulatory Developments" below. We cannot predict whether the SEC will take any action with respect to self-regulation by SROs and what effect, if any, such action would have on us. The SEC staff has also expressed concern about potential conflicts of interest of for-profit exchanges in performing the regulatory functions of SROs, such as the payment of dividends from regulatory fees and from fines received from an SRO's members.

  OPRA Plan, CTA Plan, CQ Plan and Nasdaq Unlisted Trading Privileges Plan

        We are a participating exchange in OPRA. The OPRA Plan, which has been approved by the SEC, provides that any securities exchange approved by the SEC for the trading of securities options may become a participant exchange of OPRA. The Plan sets forth a system for reporting options information that is administered by the participant exchanges through OPRA, a committee consisting of representatives of the participant exchanges. OPRA is the designated securities information processor for market information that is generated through the trading of exchange-listed securities options in the U.S., and it disseminates certain core trading information, such as last sale reports and quotations. We also participate in the Consolidated Tape Association, or CTA, the Consolidated Quotation Plan, or CQ Plan, and the Nasdaq Unlisted Trading Privileges Plan, which perform analogous services for the U.S. equities markets. The Securities Industry Automation Corporation, or SIAC, acts as the "processor" for OPRA, CTA and the CQ Plan. The NYSE owns SIAC. The Nasdaq acts as the processor for the Nasdaq Unlisted Trading Plan.

  Options Intermarket Linkage Plan

        The SEC approved the Options Intermarket Linkage Plan, or Linkage Plan, in 2000. The Linkage Plan is designed to facilitate the routing of orders between exchanges in furtherance of a national market system. One of the principal purposes of a national market system is to assure that brokers may execute investors' orders at the best market price. The Linkage Plan generally is designed to enable the options exchanges and their members to avoid executing a trade at a price inferior to the best price displayed by any of the options exchanges, referred to as a "trade-through," by providing exchange market-makers with electronic access to the automatic execution systems of the away options markets.

        The options exchanges, through the Intermarket Linkage Committee, are developing a new linkage plan, expected to launch in 2009, that would replace the existing linkage plan. Under the new plan, direct exchange-to-exchange access through broker-dealers would be used to transmit intermarket sweep orders similar to sweep orders that are available in the stock market under Regulation NMS (described below under the heading "—Recent Regulatory Developments—Regulation NMS").

  Options Listing Procedures Plan and Symbology Plan

        We are a party to the Options Listing Procedures Plan, which sets forth the procedures that the options exchanges must follow to list new options. We are also a party to the National Market System Plan for the selection and reservation of securities symbols.

Recent Regulatory Developments

        In February 2004, the SEC published a concept release regarding the market structure for the options market. The SEC sought comment on whether it should take any action to improve the efficiency of the options markets and to mitigate the possible conflicts of interest that may be impeding price competition among those markets. In particular, the SEC focused on concerns related to payment for order flow, specialist guarantees, internalization and preferencing.

  Payment for Order Flow

        "Payment for order flow" began when some market makers started to pay order entry providers for their customer orders. Under a typical payment for order flow arrangement with a market maker, the market maker offers an order entry provider cash or other economic incentives to route its customer orders to that market maker's designated exchange because the market maker expects that it will be able to trade with a portion of all incoming orders, including those from firms with which it has made arrangements to pay for order flow. Exchanges administer collective payment for order flow programs, under which the exchanges impose a marketing fee on market makers for some or all customer transactions, creating a pool of money for use by DPMs and preferred market makers to pay for order flow.

        While those firms accepting payment for order flow assert that investors benefit from these types of programs in the form of lower transaction costs, the SEC does not require firms to pass these payments on to their customers. Critics of these programs have argued that, because the programs ensure order flow, market makers will not quote as aggressively to attract order flow. Critics also contend that the costs incurred by market makers supporting payment for order flow adversely affects the competitiveness of those market makers' quotes because quoting strategies must generally take into account expenses such as transaction fees and other costs. Payment for order flow programs have also been subject to the criticism that they create a conflict for SROs.

        The SEC sought comment on whether it should ban the practice of payment for order flow entirely or only should ban exchange-administered programs and whether it should permit market makers to petition to be exempt from paying into exchange-administered programs. In our comment letter to the SEC on the concept release, we explicitly stated that we are opposed to all forms of payment for order flow and recommended that the SEC ban all payment for order flow programs. Nonetheless, we have stated that, as long as payment for order flow is permitted, in order to remain competitive we too need the ability to have an exchange-administered marketing fee program to facilitate payment for order flow. It is not clear at this point what, if any, action the SEC will take with respect to payment for order flow.

  Participation Right and Preferencing

        Most options exchanges, including the CBOE, have rules that guarantee qualifying market makers a portion of each type of trade when that market maker's quote is equal to the best price on the exchange. These "specialist guarantees" reward market-making firms willing to perform the obligations of a specialist by ensuring that they will be able to interact as principal with a certain percentage of incoming orders when the specialist is already quoting at the best price at the time the order arrives. In addition, we and other exchanges have introduced "preferencing," which allows order entry firms to direct order flow to certain market makers when they are quoting at the NBBO. Preferencing provides an enhanced allocation to those preferred market makers in order to reward them for attracting order flow to the exchange. Preferencing may also increase the opportunity for some order flow providers to internalize their order flow as well as encourage payment for order flow arrangements on our exchange or on other options exchanges. The SEC is concerned that participation rights affect quote competition and has asked for comment on the subject, including the effect of "removing" the guaranteed percentage of the order from the auction process. We do not believe that participation rights have degraded quote competition on the CBOE. We cannot predict what action, if any, the SEC may take with respect to participation rights, or whether any action by the SEC will have an effect on our business.

  Internalization

        Internalization of order flow refers to the concept of a broker-dealer trading as a principal to fill its own customers' orders. Our Rules, like those of other options exchanges, permit a broker-dealer to trade with its own customer's orders but only after an auction or exposure period in which other members have an opportunity to participate in the trade at the proposed price or at an improved price. In addition, the SEC has historically limited options internalization participation rights, which ensure that the broker-dealer will be able to interact as principal with a certain percentage of its own customer's order in certain conditions, to large orders (i.e., 50 or more contracts). However, the SEC has approved rules of exchanges (including the CBOE) to allow internalization participation rights for option orders of any size, as long as the member guarantees that the order being internalized receives a price at least a penny better than the NBBO or, in some circumstances, a price that is at least as good as the NBBO.

        Internalization has been criticized as adversely affecting quote competition and creating a conflict between an exchange's desire to profit and its obligation to ensure that its members fulfill their best execution duties. As a result, in February 2004, the SEC sought comment with respect to what action, if any, it should take with respect to internalization of order flow. While we believe that most concerns regarding internalization for large orders are lessened by the fact that the transaction occurs on an exchange after exposure, we cannot predict what action the SEC may take with respect to internalization or whether any SEC action might have an effect on the options exchange business, including our business.

  Regulation NMS

        In 2007, the SEC implemented Regulation NMS, which addresses order protection, intermarket access, sub-penny pricing and market data. While Regulation NMS specifically covers the equities marketplace and does not apply to the options exchanges, it serves as a further example of SEC interest in market oversight issues. CBSX, the CBOE's stock trading facility, is compliant with Regulation NMS.

  The Penny Pilot Program

        At the instigation of the SEC, the CBOE and the other options exchanges commenced a Penny Pilot Program early in 2007 in 13 option classes. The Penny Pilot Program subsequently was expanded in September 2007 with the addition of 22 option classes, and again in late March 2008, with the addition of 28 option classes. Currently, 58 option classes are participating in the Penny Pilot Program, and they are among the most actively-traded option classes, representing approximately 53% of the national volume. Under the Penny Pilot, these options classes generally are quoted in penny and nickel increments, as opposed to the five and ten cent increments allowed under existing rules. The SEC has expressed the view that quoting in pennies benefits investors in two ways: (1) penny increments allow for a narrower bid/ask spread and (2) the pricing pressure reduces the role of payment for order flow in options.

        In its reports to the SEC analyzing the Penny Pilot, the CBOE has expressed that, while narrowing spreads, the Penny Pilot is causing other unintended and potentially harmful consequences for the options industry, including the possible negative impact of penny increments on system capacity as a result of increased quote traffic. Liquidity at the best bid or offer and volume in some classes has decreased, and quote traffic has increased dramatically. As a result, the CBOE has proposed to the SEC certain changes to the Penny Pilot Program, including changing the "breakpoint" from $3 to $1 at which options are quoted and traded in penny increments. No action has been taken yet on this proposal. The CBOE intends to continue monitoring the impact of the Penny Pilot, and the CBOE cannot predict what the net impact of the Penny Pilot will be. If the Penny Pilot is successful in achieving the projected benefits and the impact on quote traffic is acceptable, then we expect quoting and trading in penny increments to be expanded to additional options classes, and potentially to all options classes.

  Quote Mitigation

        As indicated above, options with their multiple series for each options class, when combined with the multiple quoters inherent in the market model of the CBOE and other options exchanges, result in massive amounts of quote traffic from each exchange being funneled into OPRA and then disseminated to market data vendors. While the exchanges and OPRA have continued to add capacity to handle this information flow, the resources needed to take in and re-disseminate the data have posed a burden on market data vendors.

        As a result of the potential impact of penny quoting on options quote traffic, the SEC has required that each options exchange adopt quote mitigation measures in conjunction with their rules for penny quoting. The CBOE has implemented several quote mitigation strategies, including modifications to market maker quoting obligations, charges for excessive quoting, delisting of less active equity option classes, and limiting the number of messages sent by members who access the CBOE electronically. It is obviously difficult to quantify the impact of these quote mitigation measures and assess their effectiveness. However, the CBOE believes that its efforts have been effective in mitigating quotations and does not believe the strategies have had a negative impact on the CBOE's marketplace.

  Portfolio Margining

        In 2007, a notable change to options market structure was the expansion of "portfolio margining." The SEC approved portfolio margining for broad-based index options in July 2005. In the past, portfolio margining was available only to market professionals. The SEC approved the CBOE and NYSE rules that allow for expanded portfolio margining for customer accounts effective April 2, 2007. Subsequently, the NASD also adopted portfolio margining rules. The scope of portfolio margining was expanded to include equities, equity options, narrow-based index options and certain securities futures products such as single stock futures. U.S. futures markets and most European and Asian exchanges have employed risk-based margining similar to these new rules for many years.

        The portfolio margining rules have the effect of aligning the amount of margin money required to be held in a customer's account with the risk of the portfolio as a whole. The risk is calculated through simulation of market moves while accounting for offsets among products held in the account that are based on the same underlying economic exposure. Portfolio margining can significantly reduce margin requirements by examining the combined risk of a portfolio of financial instruments instead of margining each instrument separately. Portfolio margining makes trading more efficient by freeing up margin capital for other purposes.

        In July 2007, the regulatory functions of the NYSE and NASD were consolidated to form FINRA. As of December 2008, the CBOE and FINRA have altogether approved 20 broker-dealers to offer portfolio margining. With the market volatility experienced during the period September 2008 through March 2009, portfolio margining has functioned reliably and without any unusual consequences.

  Short Sale Restrictions

        The SEC recently took a number of actions meant to address concerns regarding short sales in the light of the ongoing credit crisis. These actions included, but were not limited to, an SEC emergency order (effective September 19, 2008, and terminating on October 2, 2008) that prohibited short selling in certain financial stocks. The order was extended on October 2, 2008 and terminated on October 8, 2008.

        Another SEC emergency order (effective September 18, 2008 and terminating on October 1, 2008) imposed, among other things, a requirement found in Temporary Rule 204T to close out a fail to deliver position at a registered clearing agency in an equity security for a long or short sale transaction in that equity security by no later than the beginning of regular trading hours on the first settlement day following the settlement date, subject to certain exceptions. This requirement applied to all equity securities, with no exception for options market makers. Subsequently, the SEC staff issued interpretive guidance that, among other things, permitted a fail to deliver position that is attributable to bona fide market making activities by certain market makers, including options market makers, to be closed out by no later than the beginning of regular trading hours on the third settlement day (as opposed to the first settlement day) following the settlement date, subject to certain requirements. The order was extended on October 1, 2008, with the extension set to terminate on October 17, 2008. However, on October 14, 2008, Rule 204T was extended on a temporary basis, with some modifications to address operational and technical concerns, until July 31, 2009. The SEC sought comments on the operation of the rule and whether to make it permanent. Effective on July 31, 2009, the SEC made permanent the rule, with some modifications to address commenters' concerns.

        On April 8, 2009, the SEC voted unanimously to seek public comment on whether short sale price restrictions or circuit breaker restrictions should be imposed and whether such measures would help promote market stability and restore investor confidence. (In June 2007, the SEC voted to eliminate price restrictions.) The SEC decided to re-evaluate the issue due to extreme market conditions and the resulting deterioration in investor confidence. The SEC has proposed two approaches to restrictions on short selling. One would apply on a market-wide and permanent basis, while the other would apply only to a particular security during severe market declines in that security. The first approach consists of two market-wide proposals: (i) a market-wide short sale price test based on the national best bid (the proposed modified uptick rule); or (ii) a market-wide short sale price test based on the last sale price or tick (the proposed uptick rule). The second approach consists of three circuit breaker proposals: (i) a ban short selling in a particular security for the remainder of the day if there is a severe decline in price in that security (the proposed circuit breaker halt rule); (ii) the imposition of a short sale price test based on the national best bid in a particular security for the remainder of the day if there is a severe decline in price in that security (the proposed circuit breaker modified uptick rule), or (iii) the imposition of a short sale price test based on the last sale price in a particular security for the remainder of the day if there is a severe decline in price in that security (the proposed circuit breaker uptick rule). Certain of these proposals do not contain exceptions for options market makers that may enter short sales in underlying securities in connection with bona fide option market making and hedging activities. Consequently, if such a proposal were adopted, it could affect the ability of options market makers to conduct their business on the CBOE. In addition, the SEC has proposed amendments to Regulation SHO to require that a broker-dealer mark a sell order "short exempt" if the seller were to rely on an exception to a short sale price test restriction or a circuit breaker rule, if adopted. Comments on these proposals were due June 19, 2009.

        On July 27, 2009, the SEC announced that it intends to hold a public roundtable on September 30, 2009 to discuss securities lending, pre-borrowing and possible additional short sale disclosures.

"Flash Orders"

        More recently, the SEC has stated its intentions to examine the impact of "flash orders" on the price discovery process in securities markets. Orders that get flashed on exchanges are orders that are marketable but cannot be executed on the receiving exchange at that exchange's disseminated price because another exchange is displaying a better price. Flashing an order gives participants on the receiving exchange an opportunity to match the better price available on another exchange before a linkage order is routed to such other exchange.

        We cannot predict what action the SEC may take with respect to flash orders or what effect any SEC action might have on the options exchange business, including our business.

Regulation of the U.S. Futures Exchange Industry

        The operations of our wholly-owned subsidiary, CFE, are subject to regulation by the CFTC under the Commodity Exchange Act. The Commodity Exchange Act generally requires that futures trading in the United States be conducted on a commodity exchange designated as a contract market by the CFTC under the Commodity Exchange Act. The Commodity Exchange Act and CFTC regulations establish non-financial criteria for an exchange to be designated as a contract market on which futures and futures options contracts may be traded. Designation as a contract market for the trading of a specified futures contract is non-exclusive. This means that the CFTC may designate additional exchanges as contract markets for trading the same or similar contracts.

        CFE is an SRO that is subject to the oversight of the CFTC and to a variety of ongoing regulatory and reporting responsibilities under the Commodity Exchange Act. CFE has surveillance and compliance operations and procedures to monitor and enforce compliance with rules pertaining to the trading, position sizes, delivery obligations and financial condition of trading privilege holders.

        As of April 11, 2006, the National Futures Association, or NFA, is performing most of these functions pursuant to a Regulatory Services Agreement with CFE. CFE retains overall responsibility for the regulation of its marketplace. CFE also remains responsible for bringing disciplinary actions against trading privilege holders, including the ability to issue fines in the case of serious rule violations. In the case of financially distressed trading privilege holders, CFE may take various emergency actions to protect customers, other trading privilege holders and CFE.

        On April 27, 2009, the CFTC adopted Acceptable Practices that provide futures exchanges with a safe harbor for compliance with the requirement under Section 5(d)(15) of the Commodity Exchange Act that they minimize conflicts of interest in their decision making. The Acceptable Practices have the following general components. First, the Board Composition Acceptable Practice provides that futures exchanges minimize potential conflicts of interest by maintaining governing boards composed of at least thirty-five percent public directors. Second, the Regulatory Oversight Committee Acceptable Practice provides that futures exchanges establish a board-level Regulatory Oversight Committee, composed solely of public directors, to oversee regulatory functions. Third, the Disciplinary Panel Acceptable Practice provides that each disciplinary panel at all futures exchanges include at least one public participant, and that no panel be dominated by any group or class of futures exchange members. Finally, the Acceptable Practices provide a definition of "public director" and a portion of that definition is also applicable with respect to public participants on futures exchange disciplinary panels. Futures exchanges must implement the Acceptable Practices, or otherwise demonstrate full compliance with Section 5(d)(15), by April 27, 2010. The Acceptable Practices will result in changes in the manner in which CFE conducts business and governs itself. We are presently evaluating the impact of the adoption of the Acceptable Practices and cannot predict or estimate the full extent to which the Acceptable Practices may affect CFE or its operations or the amount of the additional costs CFE may incur in implementing them or the timing of such costs.

Legislative Changes in Response to Credit Crisis and Other Events

        In light of the credit crisis and its impact on financial institutions, the recent market declines that have occurred, and the overall state of the economy, significant changes to the oversight of financial institutions currently are being discussed. It is possible that some of these changes may impact the oversight of the CBOE. Given the current uncertainty regarding the form that these changes may take, it is not possible at this point in time to predict what impact, if any, these changes may have on the CBOE.

Legislative Changes Related to Tax Treatment of Options Market Makers

        In May 2009, the Obama Administration proposed to change the existing tax treatment for futures traders and options market participants, particularly options market makers. The proposal calls for repeal of the "60/40 Rule," which allows market makers to pay a blend of capital gains and ordinary tax rates on their income. Under that blended rate, 60 cents of each dollar earned by an options dealer is taxed at the 15-percent capital gains rate while the remaining 40 cents is taxed at ordinary income rates. The top rate on ordinary income currently is 35 percent, but the Obama Administration is proposing to increase that rate to 39.6 percent. If the "60/40 Rule" were repealed in the manner proposed by the Obama Administration, it could affect the ability of CBOE users, and particularly CBOE market makers, to conduct business on the CBOE.

DIRECTORS AND MANAGEMENT OF THE CBOE AND CBOE HOLDINGS AFTER THE
RESTRUCTURING TRANSACTION

Directors of the CBOE and CBOE Holdings after the Restructuring Transaction

        CBOE Holdings Board of Directors.    Following the restructuring transaction, the CBOE Holdings board of directors will consist of 23 directors, one of whom will be CBOE Holdings' chief executive officer. At all times no less than two-thirds of the directors of CBOE Holdings will be independent as defined by CBOE Holdings' board of directors, which definition will satisfy the NYSE's or the NASDAQ Stock Market's listing standards for independence. Each CBOE Holdings director will serve for a one-year term or until his or her successor is elected and qualified. There is no limit on the number of terms a director may serve on either board.

        CBOE Board of Directors.    The CBOE's board of directors also will consist of 23 directors, one of whom will be the CBOE's chief executive officer, at least a majority of whom will be non-industry directors and the remainder of whom will be industry directors.

        In the CBOE Bylaws, a "non-industry director" is defined as a director who is not an industry director.

        An "industry director" is any director who (i) is a holder of a CBOE trading permit or otherwise subject to regulation by the CBOE; (ii) is a broker-dealer or an officer, director or employee of a broker-dealer or has been in any such capacity within the prior three years; (iii) is, or was within the prior three years, associated with an entity that is affiliated with a broker-dealer whose revenues account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated; (iv) has a material ownership interest in a broker-dealer and has investments in broker-dealers that account for a material portion of the director's net worth; (v) has a consulting or employment relationship with or has provided professional services to the CBOE or any of its affiliates or has had such a relationship or has provided such services within the prior three years; or (vi) provides, or has provided within the prior three years, professional or consulting services to a broker-dealer, or to an entity with a 50% or greater ownership interest in a broker-dealer whose revenues account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated, and the revenue from all such professional or consulting services accounts for a material portion of either the revenues received by the director or the revenues received by the director's firm or partnership.

        Notwithstanding the foregoing, a director shall not be deemed to be an "industry director" solely because either (A) the director is or was within the prior three years an outside director of a broker-dealer or an outside director of an entity that is affiliated with a broker-dealer, provided that the broker-dealer is not a holder of a CBOE trading permit or otherwise subject to regulation by the CBOE, or (B) the director is or was within the prior three years associated with an entity that is affiliated with a broker-dealer whose revenues do not account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated, provided that the broker-dealer is not a holder of a CBOE trading permit or otherwise subject to regulation by the CBOE. At all times at least one non-industry director shall be a non-industry director exclusive of the exceptions provided for in the preceding sentence and shall have no material business relationship with a broker or dealer or the CBOE or any of its affiliates. In this context, an "outside director" is defined as a director of an entity who is not an employee or officer (or any person occupying a similar status or performing similar functions) of that entity.

        The number of non-industry directors and industry directors may be increased from time to time by resolution adopted by the board of directors of the CBOE but in no event shall the number of industry directors constitute less than 30% of the members of the board and in no event shall the number of non-industry directors constitute less than a majority of the members of the board. In addition, at all times at least 20% of directors serving on the board shall be industry directors nominated by the Industry-Director Subcommittee (or otherwise through the petition process discussed below) as provided in the CBOE Bylaws. Of the industry directors on the CBOE board, at least two will represent entities that are significantly engaged in conducting a securities business with public customers. Each of the CBOE directors will serve for a one-year term or until his or her successor is elected and qualified. There is no limit on the number of terms a director may serve on either board.

        Initial Members of the CBOE and CBOE Holdings Boards of Directors.    Although the requirements for the two boards are different, the initial boards of directors of CBOE Holdings and the CBOE immediately following the restructuring transaction will consist of the same directors. Under CBOE Holdings independence standards, it is possible that an individual serving as an industry director at the CBOE may nonetheless qualify as an independent director at CBOE Holdings. It is intended that each of the directors selected to serve on the initial boards of directors following the restructuring transaction will be directors serving on the board of directors of the CBOE immediately prior to the restructuring transaction. While it is currently intended that the two initial boards will consist of the same members, there is no requirement for that to remain the case.

Committees of the CBOE Holdings Board of Directors

        Upon completion of the restructuring transaction, the CBOE Holdings board of directors will initially have the following four board committees:

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  the Audit Committee;

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  the Compensation Committee;

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  the Executive Committee;

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  the Nominating and Governance Committee; and

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  the Finance Committee.

        Each of these committees, other than the Executive Committee and the Finance Committee, will comply with the independence requirements of CBOE Holdings, which requirements will satisfy the independence requirements as defined in the listing standards of the NYSE or the NASDAQ Stock Market. For a description of the CBOE's current independence standards for directors, see "Director Independence."

        Audit Committee.    The Audit Committee will consist of at least three directors, all of whom must be independent directors and all of whom shall be recommended by the Nominating and Governance Committee for approval by the board of directors. The members of the Audit Committee are                        , who will chair the committee, and                        and                         . The Audit Committee consists exclusively of directors who are financially literate. In addition,                         will be considered audit committee financial expert(s) as defined by the SEC.

        The Audit Committee responsibilities will include:

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  overseeing the compensation and work of and performance by our registered public accounting firm;

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  engaging, retaining and terminating our independent auditor and determining the terms thereof;

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  ensuring receipt from the outside auditor of a formal written statement delineating all relationships between the auditor and CBOE Holdings;

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  assessing the qualifications, performance and independence of the independent auditor;

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  evaluating whether the provision of permitted non-audit services is compatible with maintaining the auditor's independence;

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  reviewing and discussing the annual and quarterly financial statements with management and the independent auditor;

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  producing a committee report for inclusion in applicable SEC filings;

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  overseeing and evaluating the performance, responsibilities, organizational reporting lines, budget and staffing of the internal audit function of CBOE Holdings;

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  reviewing the adequacy and effectiveness of internal controls and procedures; and

  •
  conducting annual and other self-evaluations as are deemed appropriate.

        Compensation Committee.    The Compensation Committee will consist of at least three directors, all of whom must be independent directors, and all of whom shall be recommended by the Nominating and Governance Committee for approval by the board of directors. At all times at least one director on the Compensation Committee must be the beneficial owner of, or be affiliated with the beneficial owner of, stock of CBOE Holdings. The members of the Compensation Committee are                        , who will chair the committee, and                         and                         . The committee will have primary responsibility for:

  •
  determining and approving performance goals for the CEO and other senior executive officers and all elements of compensation for the CEO and other senior executive officers;

  •
  evaluating each senior executive officer's performance in light of approved goals and objectives;

  •
  administering the cash and equity-based incentive compensation plans and approving awards thereunder;

  •
  reviewing and recommending for approval the adoption, any amendment and termination of all cash and equity-based incentive compensation plans;

  •
  preparing a committee report for inclusion in applicable SEC filings;

  •
  approving any employment agreements, severance agreements or change of control agreements that are entered into with the CEO or other senior executive officers; and

  •
  conducting annual and other self-evaluations as are deemed appropriate.

        Executive Committee.    The Executive Committee will include the Chairman of the Board, the Chief Executive Officer (if a director), the Lead Director, if any, and such other number of directors that the board deems appropriate, provided that at all times the majority of the directors serving on the Executive Committee must be independent directors. Members of the Executive Committee (other than those specified) shall be recommended by the Nominating and Governance Committee for approval by the board of directors. The members of the Executive Committee are director                        , who will chair the committee, and                        ,                         and                         . The committee will have primary responsibility for meeting and taking action at such times as action is required between regularly scheduled meetings of the full board of directors.

        Nominating and Governance Committee.    The Nominating and Governance Committee will consist of at least five directors, all of whom must be independent directors, and all of whom shall be approved by the board of directors. The members of the Nominating and Governance Committee are                        , who will chair the committee, and directors                        ,                         ,                         ,

,                        and                         . The Nominating and Governance Committee's responsibilities will include:

  •
  recommending persons for election as directors by the stockholders;

  •
  recommending persons for appointment as directors to the extent necessary to fill any vacancies or newly created directorships;

  •
  recommending an independent director to serve as Lead Director;

  •
  reviewing annually the skills and characteristics required of directors and each incumbent director's continued service on the board;

  •
  reviewing any stockholder proposals and nominations for directors;

  •
  advising the board of directors on the appropriate structure and operations of the board and its committees;

  •
  developing and recommending to the board Corporate Governance Guidelines, a Code of Business Conduct and Ethics and other corporate governance policies and programs and reviewing such guidelines, code and any other policies and programs at least annually;

  •
  making recommendations to the board regarding orientation for new directors and continuing education for all directors;

  •
  establishing and overseeing a self-evaluation process for the board and its committees, including at least annually the Nominating and Corporate Governance Committee;

  •
  making recommendations to the board as to determinations of director independence;

  •
  evaluating annually the CEO's job performance;

  •
  reviewing the level and form of non-employee director compensation; and

  •
  reviewing with the CEO the succession plans relating to positions held by executive officers and recommending to the board with respect to the selection of individuals to occupy these positions.

        The Nominating and Governance Committee will consider stockholder recommendations for candidates for the CBOE Holdings board of directors.

        The CBOE Holdings bylaws provide that, in order for a stockholder's nomination of a candidate for the board to be properly brought before the an annual meeting of the stockholders, the stockholder's nomination must be delivered to the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605 no earlier than 120 days prior to the one year anniversary date of the prior year's annual meeting and no later than 90 days prior to the one year anniversary date of the prior year's annual meeting.

        Finance Committee.    The Finance Committee will consist of at three directors, all of whom shall be approved by the board of directors. The members of the Finance Committee are                        , who will chair the committee, and directors                        and                         . The Finance Committee's responsibilities will include:

  •
  advising the board with respect to its oversight of financial affairs;

  •
  making recommendations to the board regarding annual operating, capital budgets, dividend policies, capital needs and stock repurchases;

  •
  reviewing the performance of investments and periodically proposing changes to the board in the investment and cash management policies CBOE Holdings;

  •
  advising the board with respect to the material incurrence of indebtedness for borrowed money; and

  •
  conducting annual and other self-evaluations as it deems appropriate.

Committees of the CBOE Board of Directors

        It is currently intended that following the restructuring transaction, the Audit Committee, Compensation Committee, Executive Committee and the Nominating and Governance Committee of CBOE Holdings and the CBOE will consist of the same members, and each committee will perform the same functions at the CBOE as it does at CBOE Holdings.

        At the CBOE, the Executive Committee is required to include the Vice Chairman and at least one Representative Director (as described below) in addition to the Chairman of the Board, the Chief Executive Officer (if a director) and the Lead Director, if any, and to be composed of a majority of non-industry directors. The CBOE Audit Committee and CBOE Compensation Committee must be composed solely of non-industry directors, and the CBOE Nominating and Governance Committee must be composed of a majority of non-industry directors.

        In addition to these committees, the CBOE will have a Regulatory Oversight Committee and a Trading Advisory Committee.

        Nominating and Governance.    At the CBOE, all candidates for election as director of the CBOE must be nominated by the Nominating and Governance Committee.

        Industry directors representing at least 20% of the total number of directors serving on the board of directors of the CBOE shall be recommended by the Industry-Director Subcommittee of the Nominating and Governance Committee, provided that if 20% of the directors then serving on the board is not a whole number, such number of directors to be selected by the Industry-Director Subcommittee shall be rounded up to the next whole number. We refer to these directors as the "Representative Directors." Those industry directors not recommended by the Industry-Director Subcommittee shall be nominated by the Nominating and Governance Committee. The Industry-Director Subcommittee shall consist of all of the industry directors then serving on the Nominating and Governance Committee. If Representative Director nominees are opposed by a petition candidate, then the Nominating and Governance Committee shall be bound to accept and nominate the Representative Director nominees who receive the most votes pursuant to the run-off election process set forth in the Bylaws of the CBOE. The CBOE and CBOE Holdings will also enter into a Voting Agreement pursuant to which CBOE Holdings will agree to vote in favor of the Representative Directors nominated by the Nominating and Governance Committee.

        In any given year, holders of Trading Permits may nominate alternative candidates for election to the Representative Director positions to be elected in a given year by submitting a petition signed by individuals representing not less than 10% of the total outstanding Trading Permits at that time. If one or more valid petitions are received, the Secretary shall issue a circular to all of the Trading Permit Holders identifying those individuals nominated for Representative Director by the Industry-Director Subcommittee and those individuals nominated for Representative Director through the petition process as well as of the time and date of a run-off election to determine which individuals will be nominated as Representative Director(s) by the Nominating and Governance Committee (the "Run-off Election"). In any Run-off Election, each holder of a Trading Permit shall have one vote with respect to each Trading Permit held by such Trading Permit Holder for each Representative Director position to be filled that year; provided, however, that no holder of Trading Permits, either alone or together with its affiliates, may account for more than 20% of the votes cast for a candidate, and any votes cast by a holder of Trading Permits, either alone or together with its affiliates, in excess of this 20% limitation shall be disregarded. The number of individual Representative Director nominees equal to the number of Representative Director positions to be filled that year receiving the largest number of votes in the Run-off Election (after taking into account the voting limitation set forth herein) will be the persons approved by the Trading Permit Holders to be nominated as the Representative Director(s) by the Nominating and Governance Committee for that year.

        Regulatory Oversight Committee.    The Regulatory Oversight Committee will be a committee of the CBOE that will consist of at least three directors, all of whom shall be non-industry directors and all of whom shall be recommended by the non-industry directors on the Nominating and Governance Committee for approval by the Board of Directors. The expected members of the Regulatory Oversight Committee following the restructuring transaction will be                        , who will chair the committee, and directors                         ,                         and                         . The Regulatory Oversight Committee's responsibilities will include:

  •
  overseeing the independence and integrity of the regulatory functions of the Exchange;

  •
  ensuring that the regulatory functions of the Exchange remain free from inappropriate influence;

  •
  meeting regularly with the Chief Regulatory Officer and members of the CBOE's regulatory staff to stay informed as to developments and issues confronting the CBOE, and to hear their reports and concerns;

  •
  reviewing and making recommendations to the board of directors regarding the staffing and budget for regulatory operations, including the budget for needed technology or technology support;

  •
  meeting regularly with the Internal Regulatory Auditor;

  •
  reviewing decisions by the CBOE's Business Conduct Committee not to authorize the issuance of statements of charges that were recommended by the CBOE staff, and referring these matters to the board of directors for further review in accordance with the CBOE Rules; and

  •
  making a full report, no less frequently than once per year to the board of directors regarding the Regulatory Services Division and the manner in which the CBOE is performing its regulatory functions.

        Trading Advisory Committee.    The Trading Advisory Committee shall advise the Office of the Chairman regarding matters of interest to trading permit holders. It shall consist of such number of committee members as set by the board of directors from time to time. The majority of the members of the Trading Advisory Committee shall be individuals involved in trading either directly or through their firms. The Vice Chairman shall be the Chairman of the Trading Advisory Committee and shall recommend to the board who the other committee members should be.

Directors and Executive Officers

        Set forth below are the names, ages and positions of the persons currently serving as directors and executive officers of each of CBOE Holdings and the CBOE. As stated above, immediately following the completion of the restructuring transaction, the boards of directors of both CBOE Holdings and the CBOE will consist of the same individuals, all of whom will have been members of the board of directors of the CBOE immediately prior to the completion of the restructuring transaction. The CBOE board of directors has appointed a board committee consisting of the Lead Director, a member of the Floor Directors Committee and the chairpersons of the CBOE's Audit, Compensation, Executive, Governance and Regulatory Oversight Committees to recommend to the CBOE Holdings Nominating and Governance Committee directors to serve on the committees of the board of CBOE Holdings.

CBOE Holdings Executives

Name	Age	Position

William J. Brodsky	65	President and Chief Executive Officer
Richard G. DuFour	66	Vice President
Joanne-Moffic-Silver	57	Vice President and Secretary
Alan J. Dean	54	Vice President and Treasurer

CBOE Executives

Name	Age	Position

William J. Brodsky	65	Chairman and Chief Executive Officer
Edward J. Joyce	57	President and Chief Operating Officer
Edward T. Tilly	45	Executive Vice Chairman
Bradley G. Griffith	53	Vice Chairman*
Alan J. Dean	54	Executive Vice President and Chief Financial Officer
Richard G. DuFour	66	Executive Vice President
Joanne Moffic-Silver	57	Executive Vice President, General Counsel and Corporate Secretary
Gerald T. O'Connell	57	Executive Vice President
Edward L. Provost	56	Executive Vice President
Phillip M. Slocum	57	Executive Vice President
Timothy H. Thompson	46	Senior Vice President and Chief Regulatory Officer
Patrick J. Fay	49	Senior Vice President for Member and Regulatory Services

CBOE Holdings and CBOE Directors

Name	Age	Position

Robert J. Birnbaum	81	Director
William J. Brodsky	65	Director
James R. Boris	64	Director
Mark F. Duffy	59	Director
David A. Fisher	40	Director
Janet P. Froetscher	49	Director
Bradley G. Griffith	53	Director
Paul Kepes	41	Director
Stuart J. Kipnes	43	Director
Duane R. Kullberg	76	Director
Benjamin R. Londergan	33	Director
R. Eden Martin	69	Director
Anthony D. McCormick	56	Director
Kevin Murphy	48	Director
Roderick Palmore	57	Director
Susan M. Phillips	64	Director
William R. Power	64	Director
Samuel K. Skinner	71	Director
John E. Smollen	49	Director
Carole Stone	62	Director
Howard L. Stone	74	Director
Eugene S. Sunshine	59	Director
Jonathan Werts	39	Director

*
Effective as of July 24, 2009, Mr. Griffith was on a leave of absence as Vice Chairman.

        Set forth below is biographical information about each of the individuals named in the tables above:

        William J. Brodsky.    Mr. Brodsky is Chairman and Chief Executive Officer of the CBOE. He has served in that capacity since 1997. Prior to joining the CBOE in 1997, Mr. Brodsky was president and chief executive officer of the Chicago Mercantile Exchange from 1985 to 1997. Mr. Brodsky is a director of Integrys Energy Group, OneChicago, LLC and the CBOE Futures Exchange. He also is Chairman of the World Federation of Exchanges, past chairman of the International Options Markets Association and a director of the Swiss Futures and Options Association. He is a member of the Federal Reserve Bank of New York's International Advisory Committee. Mr. Brodsky also serves on the Kellogg School of Management Advisory Council and as a trustee of Syracuse University. He is a member of the board of trustees of Northwestern Memorial Hospital. Mr. Brodsky holds an A.B. degree and a J.D. degree from Syracuse University and is a member of the bar in Illinois and New York.

        Edward J. Joyce.    Mr. Joyce is President and Chief Operating Officer of the CBOE. He has served in that capacity since 2000. Mr. Joyce has been employed at the CBOE in various capacities since 1974. Mr. Joyce serves on the board of directors of The Options Clearing Corporation and the CBOE Futures Exchange. He holds a B.S. degree in Business Administration from Illinois State University and an M.B.A. from DePaul University.

        Edward T. Tilly.    Mr. Tilly is Executive Vice Chairman of the CBOE. He has served in that capacity since August 2006. He was a member of the CBOE from 1989 until 2006, and served as Member Vice Chairman of the CBOE from 2004 through July 2006. Mr. Tilly serves on the board of directors of the CBOE Stock Exchange. He holds a B.A. degree in Economics from Northwestern University.

        Bradley G. Griffith.    Mr. Griffith has been a member of the CBOE since 1980 and its Member Vice-Chairman for 2007, 2008 and 2009. Mr. Griffith is currently on a leave of absence as Vice Chairman. Mr. Griffith served on the board of directors of the CBOE Stock Exchange until his leave of absence as the CBOE's Vice Chairman in July 2009. He is also a member of Edge Capture, LLC, a proprietary software provider. Mr. Griffith is the co-founder of the Tiffani Kim Institute, the country's first Medi-Spa. Additionally, he owns several real estate companies that operate and manage properties in Illinois, Indiana and Michigan. Mr. Griffith holds a B.S. in Business from Indiana University.

        Alan J. Dean.    Mr. Dean is Executive Vice President and Chief Financial Officer of the CBOE. He has served in that capacity since 1988 and has been employed at the CBOE in the financial area since 1979. Mr. Dean serves on the board of directors of LifeSource. He holds a B.S. degree in Accounting from Western Illinois University and an M.B.A. from Northwestern University's Kellogg Graduate School of Management.

        Richard G. DuFour.    Mr. DuFour is Executive Vice President of Corporate Planning and Development of the CBOE. He has served in that capacity since 1999 and has been employed at the CBOE since 1980. He serves on the board of OneChicago and as treasurer of the International Options Markets Association. Mr. DuFour is a director of the Lincoln Park Renewal Corporation. Mr. DuFour holds a B.A. degree from the University of Notre Dame and an M.B.A. from the University of Michigan.

        Patrick J. Fay.    Mr. Fay is Senior Vice President of Member and Regulatory Services for CBOE. He has served in that capacity since 2006 and previously served as Managing Director of the CBOE Futures Exchange. Mr. Fay rejoined the CBOE in January 2004 from NQLX, LLC, where he served for nineteen months as executive vice president. Prior to his position at NQLX, Mr. Fay spent eighteen years at the CBOE, where he was involved in systems development, trading operations and marketing.

He holds a B.S. in Business from Eastern Illinois University and a M.B.A. in Business Economics from DePaul University.

        Joanne-Moffic-Silver.    Ms. Moffic-Silver is Executive Vice President, General Counsel and Corporate Secretary of the CBOE. She has served in that capacity since 1997 and has been employed at the CBOE since 1980. She is currently a member of the board of advisors of Northwestern University School of Law. Ms. Moffic-Silver received her B.A. degree with high honors and was elected a member of Phi Beta Kappa from the University of Wisconsin-Madison. Ms. Moffic-Silver received her J.D. degree with honors from Northwestern University School of Law.

        Gerald T. O'Connell.    Mr. O'Connell is Executive Vice President and Chief Information Officer of the CBOE. He has served in that capacity since 1993 and has been employed at the CBOE since 1984. Mr. O'Connell serves on the board of directors of the CBOE Stock Exchange. He holds a B.S. degree in Mathematics from Lewis University and a J.D. degree from John Marshall Law.

        Edward L. Provost.    Mr. Provost is Executive Vice President of Business Development of the CBOE. He has served in that capacity since 2000 and has been employed at the CBOE since 1975. Mr. Provost serves as Chairman of the board of directors of the CBOE Stock Exchange. He holds a B.B.A. in Finance from Loyola University of Chicago and an M.B.A. from the University of Chicago Graduate School of Business.

        Philip M. Slocum.    Mr. Slocum is Executive Vice President of Trading Operations of the CBOE. He has served in that capacity since 1999 and has been employed at the CBOE since 1975. Mr. Slocum holds a B.A. degree in Psychology from Carthage College and a Master of Science in Organizational Behavior from George Williams College.

        Timothy H. Thompson.    Mr. Thompson is Senior Vice President and Chief Regulatory Officer of the CBOE. He has served in that capacity since June 2003 and served as special assistant to the CBOE's Chief Regulatory Officer during the previous year. Prior to joining the CBOE, Mr. Thompson was general counsel and chief compliance officer for Botta Capital Management, LLC. Earlier in his career, Mr. Thompson spent four years at the SEC, where he became Branch Chief in the Division of Market Regulation. Mr. Thompson received his B.S. in Finance from the University of Notre Dame and a J.D. degree from the University of Michigan Law School.

        Robert J. Birnbaum.    Mr. Birnbaum (retired) served as special counsel for Dechert Price and Rhoads from 1989 to 1994. Prior to that, he served as the president and chief operating officer of the New York Stock Exchange, Inc. from 1985 to 1988 and as president and chief operating officer of the American Stock Exchange from 1977 to 1985. Mr. Birnbaum holds a B.S. degree from New York University and a L.L.B. from Georgetown University Law School.

        James R. Boris.    Mr. Boris currently serves as CBOE's lead director. Mr. Boris is the retired chairman and chief executive officer of EVEREN Securities, Inc. and its predecessor Kemper Securities, Inc. He is a member of the boards of directors of Smurfit-Stone Container Corporation and Big Shoulders Fund. His past affiliations include membership of the board of directors of the Securities Industry Association, Integrys Energy Group, Inc., Midwest Air Group, Inc., the Chicago Stock Exchange, The Catholic Charities of the Archdiocese of Chicago, Loyola University Health System, Inc. and the Civic Federation. He has served on the board of trustees of Gannon University and Loyola University of Chicago and on advisory boards at both the Kellogg Graduate School of Management and DePaul University's College of Commerce. He holds a B.A. and M.B.A from Gannon University.

        Mark F. Duffy.    Mr. Duffy is a nominee, floor broker and market-maker of CBOE member firm V. Trader Pro, LLC, and is a managing member of the CBOE member firm Cornerstone Trading, L.L.C. In addition, he is general partner of Fugue, a CBOE member lessor organization. Mr. Duffy has been a CBOE member since 1985. Mr. Duffy served as Vice Chairman of the CBOE from 2001 through 2003. He holds a B.A. degree in Education and a Master of Arts degree from the University of Michigan. He also holds a J. D. and L.L.M., Master of Laws in Taxation, from The John Marshall Law School.

        David A. Fisher.    Mr. Fisher is the CEO of options Xpress Holdings, Inc., an online options and stock brokerage firm. He served as the company's president since March 2007 and prior to that served as chief financial officer beginning in August 2004. From March 2001 to July 2004, he served as chief financial officer of Potbelly Sandwich Works, a quick service restaurant chain with over 60 units. Prior to that, Mr. Fisher served as chief financial officer and secretary of Prism Financial Corporation, a publicly-traded, nationwide consumer financial services company. He holds a B.S. in finance from the University of Illinois and a J.D. from Northwestern University.

        Janet P. Froetscher.    Ms. Froetscher is president and chief executive officer of the National Safety Council. Previously, she served as president and chief executive officer of the United Way of Metropolitan Chicago and in a variety of roles at the Aspen Institute, most recently as chief operating officer. From 1992 to 2000, Ms. Froetscher was the executive director of the Finance Research and Advisory Committee of the Commercial Club of Chicago. She is a member of the board of the Chicago Chamber of Commerce, and a member of the Chicago Network, Commercial Club of Chicago and Economic Club of Chicago. Ms. Froetscher holds a B.A. degree from the University of Virginia and a Masters of Management from Northwestern University's Kellogg Graduate School of Management. Ms. Froetscher is also a Henry Crown Fellow of the Aspen Institute.

        Paul Kepes.    Mr. Kepes is a senior partner and managing director of Chicago Trading Company (CTC). Founded in 1995, CTC is a leading proprietary derivatives trading firm active in various options and futures markets, including equity indices, equities, interest rates and energies. The firm trades both on-floor and electronically utilizing sophisticated proprietary pricing and risk management systems. CTC serves in a specialist capacity on various exchanges in many of the most active index, ETF and interest rate products. CTC employs over 300 people and is based in Chicago with offices in New York and London. Mr. Kepes holds a B.S. degree in aeronautical and astronautical engineering from the University of Illinois.

        Stuart J. Kipnes.    Mr. Kipnes is the president and sole shareholder of Associated Options, Inc., an options brokerage firm that operates on the CBOE trading floor. He has served in that capacity since 1995. Mr. Kipnes holds a B.S. degree in Finance from the University of Maryland.

        Duane R. Kullberg.    Mr. Kullberg served as managing partner and chief executive officer of Arthur Andersen & Co., S.C. from 1980 until 1989. Mr. Kullberg is a member of the National Association of Corporate Directors and has served on a number of private and public company boards. He currently serves as a life trustee of Northwestern University, the University of Minnesota Foundation, and the Art Institute of Chicago. He is a member of the Commercial Club of Chicago. Mr. Kullberg holds a B.B.A. degree from the University of Minnesota.

        Benjamin R. Londergan.    Mr. Londergan is co-CEO of Group One and has served on their board of directors since January 2005. Prior to his current role, he was derivatives trading managing director and was directly responsible for opening and managing Group One Trading, LP's first European trading operation, G1 Derivatives Trading LTD. Mr. Londergan began his career at Group One Trading, L.P. in 1998. Mr. Londergan holds a B.A. degree in Mathematics from Indiana University with minors in French and Economics.

        R. Eden Martin.    Mr. Martin is of counsel at the law firm Sidley Austin LLP, having served as a partner from 1975 to 2004 and as chairman of the management committee from 1989 until 1999. Mr. Martin is the president of The Commercial Club of Chicago and president of its Civic Committee since 1999. Mr. Martin is a member of the boards of directors of Nicor Inc., Aon Corporation and the

United Way of Metropolitan Chicago. He also is a trustee of Northwestern University and a life trustee of the Chicago History Museum, the Chicago Symphony Orchestra and the Ravinia Festival. Mr. Martin holds a B.A. from the University of Illinois and an L.L.B. degree from Harvard University.

        Anthony D. McCormick.    Mr. McCormick served as vice president of derivative markets for Charles Schwab & Co., Inc. from April 1998 through May 2009, and remains an advisor to Charles Schwab & Co., Inc. Previously, he spent 12 years with Harris Futures Corporation and served as its president from 1993 to 1997. He has served on the board of directors of both the Chicago Stock Exchange and the Chicago Mercantile Exchange. Mr. McCormick holds a B.A. degree from the University of Virginia and an M.B.A. from Northwestern University's Kellogg Graduate School of Management.

        Kevin L. Murphy.    Mr. Murphy is currently a managing director at Citigroup and head of U.S. option electronic execution. He was previously head of U.S. broker dealer sales which included the electronic routing and execution of both equity and derivative products for broker dealer clients. In 1991, Mr. Murphy was named head of the listed option department at Shearson Lehman Brothers, responsible for the sales and trading of listed options and overseeing all of the firm's options exchange floor operations. In 2004, he managed the OTC derivative group for high net worth clients of Smith Barney and Citigroup's private bank. In 2005, he was named co-head of Citigroup's derivative execution services and was also responsible for building out the firm's derivative DMA product. Mr. Murphy is a graduate of the University of Massachusetts.

        Roderick Palmore.    Mr. Palmore is executive vice president, general counsel and chief compliance and risk management officer of General Mills, Inc. Prior to joining General Mills in February 2008, he served as executive vice president and general counsel of Sara Lee Corporation. Mr. Palmore has also served as a member of the boards of directors of Nuveen Investments, Inc. and the United Way of Metropolitan Chicago. Mr. Palmore holds a B.A. degree in Economics from Yale University and a J.D. degree from the University of Chicago Law School.

        Susan M. Phillips.    Dr. Phillips is the dean of The George Washington University School of Business, and a professor of finance. She has served in that capacity since 1998. Previously she served as a commissioner of the CFTC from 1981 to 1983 and served as chairman of the CFTC from 1983 to 1987 and as a member of the board of governors of the Federal Reserve System from 1991 to 1998. Dr. Phillips is a member of the boards of directors of State Farm Mutual Automobile Insurance Company, the Kroger Company, the National Futures Association and the Financial Accounting Foundation. Dr. Phillips holds a B.A. in Mathematics from Agnes Scott College, a M.S. in Finance and Insurance from Louisiana State University, or LSU, and a Ph.D. in Finance and Economics from LSU.

        William R. Power.    Mr. Power is a lessor member of the CBOE, and has been a CBOE member since 1973. He operated an options trading firm, Commercial Crush, Inc., from 1978 until early 2002. Mr. Power traded on the floor of the CBOE from 1973 to 1991. Mr. Power also is a member of the board of directors of the Minneapolis Grain Exchange, and previously was a member of the New York Stock Exchange Board of Executives.

        Samuel K. Skinner.    Mr. Skinner is of counsel to the law firm Greenberg Traurig, LLP where he concentrates on corporate, governmental and regulatory matters. From 2000 to 2003, Mr. Skinner was president and CEO of USF Corporation, and chairman from January 1, 2003 through May 2003. Mr. Skinner previously served as president of Commonwealth Edison Company and its holding company, Unicom Corporation (Exelon Corporation). He also was formerly White House chief of staff to President George H.W. Bush and, prior to that, served as U.S. Secretary of Transportation from February 1989 to December 1991. Mr. Skinner previously was United States Attorney for the Northern District of Illinois from 1975 to 1977, having served in that office for eight years. Mr. Skinner also serves on the boards of directors of several public companies. He holds a B.S. in Accounting from the University of Illinois and a J.D. from DePaul University Law School.

        John E. Smollen.    Mr. Smollen is a managing director of Goldman Sachs, and has been with Goldman Sachs since its acquisition in 2000 of Spear, Leads and Kellogg. Mr. Smollen has been a CBOE member since 1997. Mr. Smollen served as the interim Vice Chairman of the CBOE from August 4, 2006 until December 31, 2006.

        Carole Stone.    Ms. Stone served as director of the New York State Division of the Budget from June 2000 to October 2004. She currently serves as a commissioner on the New York State Commission on Public Authority Reform and is on the board of directors of the Nuveen Funds. She has previously served as the chair of the New York Racing Association Oversight Board, as chair of the Public Authorities Control Board and on the board of directors of several New York State public authorities. Ms. Stone holds a B.A. in Business Administration from Skidmore College.

        Howard L. Stone.    From December 1998 until his retirement in March 2005, Mr. Stone was the senior managing director of American Express Tax and Business Services. He is a certified public accountant. Mr. Stone is a member of the board of managers of Arbour Group. Mr. Stone holds a B.S. in Accounting from the University of Illinois.

        Eugene S. Sunshine.    Mr. Sunshine is the senior vice president for Business and Finance at Northwestern University. He has served in that capacity since 1997. Prior to joining Northwestern, he was senior vice president for administration at The John Hopkins University. He currently is a member of the boards of directors of the Nuveen Funds, the Civic Federation, and the Pathways Awareness Foundation. He is also a member of the Board of the District 65 Educational Foundation and a member of the Commercial Club of Chicago. He currently serves as chairman of the board of Rubicon, an insurance affiliate of Northwestern University, and as a member of the boards of the Evanston Chamber of Commerce and Evanston Inventure. He holds a B.A. from Northwestern University and a Masters of Public Administration degree from the Maxwell Graduate School of Citizenship and Public Affairs at Syracuse University.

        Jonathan B. Werts.    Mr. Werts is a managing director of Merrill Lynch, Pierce, Fenner and Smith. He is responsible for both the Broker Dealer Execution Services and Electronic Derivative Execution Divisions managing and overseeing the divisions' business development, strategic planning, and product development. Mr. Werts previously served as Vice President, Derivative Products, for the NYSE Group in Chicago and worked as Vice President, Client and Trading Support, at the Pacific Exchange in San Francisco, where he oversaw the creation of the exchange's new electronic options trading platform and managed the Customer Service and System Support Departments. Mr. Werts is a graduate of California State University, Hayward.

Director Independence

        The experience and qualifications of our directors is critical to our success. The CBOE Holdings board of directors intends to adopt independence standards as part of CBOE Holdings' Corporate Governance Guidelines. A copy of our Corporate Governance Guidelines will be posted on our website, www.CBOE.com. The CBOE Holdings bylaws provide that at least two-thirds of all of the directors of CBOE Holdings must meet the current tests of independence, which are based on government regulations (including those of the SEC), include the independence tests set forth in Section 303A of the NYSE Listed Company Manual and include tests in addition to those tests set forth by the SEC, the NYSE (see the last three bullet-points below) and the NASDAQ Stock Market. The Corporate Governance Guidelines require that the board of directors affirmatively determine the independence of CBOE Holding's directors based on all relevant facts and circumstances that bear upon such director's independence.

        Under the CBOE Holdings Guidelines, a person shall not qualify as independent under any of the following circumstances:

  •
  if the person is, or has been within the last three years, an employee of CBOE Holdings;

  •
  if an immediate family member of the person is, or has been within the last three years, an executive officer of CBOE Holdings;

  •
  if the person or any immediate family member has received during any twelve-month period within the last three years more than $120,000 in direct compensation from CBOE Holdings, other than director and committee fees and pension or other forms of deferred compensation for prior service; provided, however, that such deferred compensation must not be contingent in any way on continued service with CBOE Holdings (compensation received by an immediate family member of a director for service as an employee, other than an executive officer, of CBOE Holdings need not be considered in determining independence);

  •
  if the person is a current partner of a firm that is the internal or external auditor of CBOE Holdings, or is a current employee of that auditor, or if the person has an immediate family member who is a partner of that auditor or a current employee of that auditor who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice;

  •
  if the person or an immediate family member was within the last three years (but is no longer) a partner or employee of the internal or external auditor of CBOE Holdings and personally worked on CBOE Holdings' audit within that time;

  •
  if the person or an immediate family member is, or has been within the last three years, employed as an executive officer of another company for which any of CBOE Holdings' present executive officers at the same time serves or served on that company's compensation committee;

  •
  if the person is a partner in, a controlling stockholder, an executive officer or an employee of, or an immediate family member of the person is an executive officer of, a company or organization that, in the current year or any of the past three fiscal years, made payments to, or received payments from, CBOE Holdings for property or services in an amount which, in any single year, exceeded (i) the greater of $200,000 or 5% of the payment recipient's consolidated gross revenues or (ii) the greater of $1 million or 2% of the other company's or organization's consolidated gross revenues;

  •
  if the person provides, or has provided within the last three years (directly or indirectly as a partner, shareholder or officer of another company) consulting, legal or financial advisory services to CBOE Holdings or CBOE Holdings' present or former auditors;

  •
  if the person or any member of his or her immediate family owns, or has the right to acquire, more than 5% of the outstanding Common Stock of CBOE Holdings; or

  •
  if the person or any member of his or her immediate family serves as an executive officer, director or trustee of a civic or charitable organization that receives significant financial contributions from CBOE Holdings or any foundation established by CBOE Holdings. For purposes of this independence standard, the board of directors shall determine whether a financial contribution is considered significant on a case-by-case basis; provided, however, that any contribution less than $100,000 or two percent (2%) of that entity's total annual charitable receipts and other revenues, whichever is greater, shall be presumed to be insignificant.

        In addition, the board has determined that a director may be a Trading Permit Holder, a director, officer, employee or owner of a Trading Permit Holder and/or a customer of CBOE without creating a conflict of interest or the appearance of a conflict of interest. As a result, the board may determine that a director who is a Trading Permit Holder, a director, officer, employee or owner of a Trading Permit Holder and/or a customer of CBOE is "independent," if he or she otherwise satisfies all of the above categorical standards and the independence requirements of any applicable securities exchange on which CBOE Holding's common stock is listed.

Compensation of Directors and Executive Officers

        CBOE Holdings has not yet paid any compensation to its directors, executive officers or other managers. The form and amount of the compensation to be paid to each of CBOE Holdings' directors, executive officers and other managers will be determined by the CBOE Holdings board of directors as soon as practicable prior to or following the completion of the restructuring transaction.

Director Compensation

        CBOE directors currently receive an annual retainer of $25,000, a fee of $2,500 for each meeting of the board that they attend and reimbursement of expenses for travel to meetings. For board committee service, each director receives $2,500 for each committee meeting they attend. Each committee chair receives an additional annual retainer of $10,000, and the lead director of the board receives an additional $25,000 annual retainer. The chair of the Special Committee of Independent Directors (the "Special Committee") receives a $25,000 annual retainer and the other members of the Special Committee receive a $10,000 annual retainer. After completion of the restructuring transaction, it is expected that the need for the "Special Committee" will cease to exist. In addition to the fees set forth above, it is anticipated that, effective on the date of restructuring transaction, each of the directors of CBOE Holdings will receive an equity grant pursuant to our long-term incentive plan equal to $200,000 worth of restricted stock. For more information on our long-term incentive plan, please see "—Elements of Compensation—Long-Term Incentive Program" below.

        Prior to his leave of absence as Vice Chairman of the board, Bradley G. Griffith was being paid a base annual compensation for 2009 of $450,000. Effective as of July 24, 2009, Mr. Griffith took a leave of absence, until further notice, from his position as Vice Chairman in order to avoid any perceived business conflicts between his role as Vice Chairman and his interests in Edge Specialists, L.L.C. and Edge Capture, L.L.C. (collectively, "Edge"), which are providers of quoting software for options traders at the CBOE and other exchanges. That leave of absence will last through the end of his term on December 31, 2009 or, if earlier, when the Edge litigation ends. In connection with this leave of absence, the CBOE will pay Mr. Griffith $37,500 per month for the remainder of 2009. If the CBOE board of directors determines to pay bonuses to CBOE's officers and directors for 2009, Mr. Griffith will be paid a bonus from the Office of Chairman bonus pool for 2009 equal at least to (i) the amount of the Office of Chairman bonus pool for 2009, multiplied by (ii) Mr. Griffith's percentage of such bonus pool for 2008, multiplied by (iii) seven-twelfths (i.e., the pro rata portion of 2009 for which Mr. Griffith served as Vice Chairman prior to beginning his leave of absence). In addition, if the restructuring transaction occurs during 2009, the CBOE's board of directors has agreed to recommend that, in addition to any grant Mr. Griffith may receive as a director, Mr. Griffith would receive an equity award from CBOE Holdings equal to the lesser of (i) 150% of the value of the equity award granted to directors in connection with the restructuring transaction and (ii) $300,000. If the restructuring transaction occurs during the first six months of 2010, Mr. Griffith would receive, instead of a separate equity award, a cash award equal to the amounts set forth in the previous sentence. If the restructuring transaction occurs in the third or fourth quarter of 2010, that cash award would be reduced to 50% and 25%, respectively. Mr. Griffith would forfeit any potential bonus and the potential equity or cash award described above if, at the time any such award or payment is, or would have been, made, Edge has filed a lawsuit relating to its patents against any member of the CBOE other than those that Edge had sued prior to July 23, 2009.

        We currently anticipate that CBOE Holdings directors will be compensated in a manner that is largely consistent with their current terms and conditions. We do not expect that directors who currently serve on the board of the CBOE and CBOE Holdings will receive any additional compensation for service on both the CBOE and CBOE Holdings boards, except that all directors will receive reimbursement of expenses for travel to meetings of the CBOE when such meetings do not coincide with meetings of CBOE Holdings.

Executive Compensation

Compensation Discussion & Analysis

Overview

        The individuals who appear on the Company's Summary Compensation table on page 138, which includes the Company's Chairman and Chief Executive Officer; President and Chief Operating Officer; Executive Vice Chairman; Executive Vice President; and Chief Financial Officer are referred to as our "named executive officers."

Compensation Philosophy and Objectives:

        Our executive compensation program is intended to attract and retain the most talented and dedicated executives possible and to motivate our executives and other key employees to achieve corporate goals that are aligned with creating value for our owners. To meet these objectives, we have designed and implemented executive compensation programs to provide pay for performance by setting challenging performance goals for our executives and conditioning a substantial portion of their compensation on the achievement of those goals. We believe that compensation plays a vital role in contributing to the achievement of key strategic business objectives that ultimately drive long-term business success. Accordingly, our compensation programs are designed to focus our executives on achieving the company's critical goals, while taking steps to position the business for sustained financial performance over time.

Role of Compensation Committee

        The compensation committee of the board of directors oversees our executive compensation program. The compensation committee is responsible for approving and evaluating the executive compensation programs. The compensation committee recommends to the board the aggregate compensation as well as the compensation (including benefit programs) of all officers chosen by the board. The compensation committee reviews individually the performance of the Chairman of the Board, Executive Vice Chairman of the Board, Vice Chairman of the Board and the President and makes recommendations to the board in respect to their compensation. The compensation committee is also responsible for:

  •
  Reviewing and approving any new or revised employment contracts for senior management;

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  Providing recommendations regarding changes to the organizational structure of senior management;

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  Recommending and reviewing any officer appointments;

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  Administering the long term incentive plan;

  •
  Determining CEO compensation and reviewing and approving compensation to all senior executives; and

  •
  Establishing the annual cash incentive pool for all staff, including officers.

        The compensation committee meets at least two times per year and is currently comprised of six directors, five of whom would be independent under CBOE Holdings independence criteria. In addition, an external executive compensation consultant (currently McLagan, a division of AON Consulting Worldwide, Inc.), the Chairman and CEO, the President and COO, the Chief Financial Officer and the Vice President of Human Resources generally attend the meetings to provide information and assistance to the committee. The independent external compensation consultant reviews the executive compensation programs and advises the compensation committee of best practices or plan designs that may improve effectiveness. The consultant recommends and audits the peer group, provides benchmark data and assists the committee in monitoring the competitive positioning of the various compensation components. The independent consultant meets with the committee in executive session during appropriate committee meetings.

Benchmarking

        To ensure that our compensation is competitive, the compensation committee periodically reviews benchmark data that includes the aggregate level of executive compensation, as well as the mix of elements used to compensate our executive officers. McLagan conducted an in-depth analysis to identify a peer group based upon the CBOE's business mix and size. The peer group includes financial services firms with a heavy focus on technology and an environment similar to the CBOE. The most recent compensation review included data from the following peer group:

BGC Partners, Inc.	MF Global, Ltd
CME Group, Inc.	NASDAQ OMX Group, Inc.
GFI Group, Inc.	NYFIX, Inc.
Intercontinental Exchange Inc.	NYSE Euronext, Inc
Investment Technology Group	OptionsXpress Holdings Inc.
Knight Capital Group, Inc.	Tradestation Group, Inc.
Market Axess Holdings, Inc.	TSX Group, Inc.

  Elements of Compensation

        Our executive compensation currently consists of the following key elements:

  •
  Base salary,

  •
  Annual cash incentive, and

  •
  Executive perquisites and other benefits as described below:

        Base Salary.    Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies, as described above, for similar positions, and similar industry experience. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities and experience at comparable companies. Base salaries are reviewed periodically and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, experience and pay mix.

        Annual Cash Incentive.    The annual cash incentive is intended to compensate executives for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual's role and scope of the individual's duties, but relate generally to strategic goals approved by the board.

        Our annual cash incentive is paid in cash. The aggregate amount is reviewed and approved by the compensation committee and the board of directors. The annual cash incentive ordinarily is paid in a single installment in the first quarter following the completion of the fiscal year. Prior to or at the beginning of each fiscal year, the compensation committee and the board of directors approve corporate objectives for the coming fiscal year. For 2008, the compensation committee established as a corporate financial goal a target of $184.6 million in pre-tax profit for the CBOE. At the end of the year, the compensation committee reviews corporate and individual results against the previously approved objectives and makes a recommendation to the board of directors for cash incentive awards based on these results. The compensation committee has discretion to make adjustments to the pre-tax profit target to take into account the positive or negative impact of external events outside the control of senior management, such as litigation or changes in taxation or financial reporting standards. In addition, the committee has full discretion to recommend the cash incentive award to be paid to the named executive officers and other employees. The board of directors may approve, disapprove or modify the recommendations of the compensation committee. The independent consultant provides the committee with competitive pay and performance data of the peer group to assist in its deliberations.

        The actual amount paid in 2009 was primarily driven by the CBOE's financial performance in 2008. Actual pre-tax profit for 2008 was $193.4 million, which was in excess of the established target. Despite the national economic turbulence, the CBOE experienced record volume and a $53.4 million increase in pre-tax profit compared to 2007. In consultation with its compensation consultant, the compensation committee determined that, in light of the record volume and increase in pre-tax profit over 2007, the aggregate bonus payments for 2008 should not be less than the aggregate bonus payments for 2007. As a result, the committee determined to increase the aggregate amount of bonus payments for all employees by $1.5 million over 2007. In addition to overall corporate performance, during the fourth quarter of 2008, the compensation committee reviewed the individual performance of Messrs. Brodsky, Joyce and Tilly and, based on this review, established its recommendations for bonuses to be paid to these executive officers for 2008. These recommendations were approved by the board of directors. Messrs. Brodsky and Joyce reviewed the individual performance of Messrs. DuFour and Dean and established, based on the corporate and individual performance, the bonus to be paid to Messrs. DuFour and Dean. The amounts for the named executive officers are reflected in the Summary Compensation Table under the "Bonus" column.

        The compensation committee has adopted a new Annual Cash Incentive Plan, beginning for the 2009 fiscal year, that will operate in substantially the same manner as the prior plan. The plan is designed to include a long-term incentive component and designed to enhance the goal of staff retention. Under the new plan, with respect to any annual bonus greater than $50,000, a portion of that bonus will be paid in cash in a single installment in the first quarter following the completion of the fiscal year, and the remainder will be subject to vesting based on continued service to the CBOE or CBOE Holdings. The portion of the bonus subject to vesting will be paid in 25% installments each year for four years following the initial bonus payout, and the payments may be made in either cash or stock as may be determined by the board. The single installment component is intended to be competitive with the annual cash incentive paid by companies within our peer group while the deferred payment component is intended to be competitive with the annual equity award paid by companies within the peer group.

        Long-Term Incentive Program.    We strongly believe that an ownership culture will enhance the long-term success of the CBOE and CBOE Holdings. As a result of the restructuring transaction, we will be able to use stock based awards to align the interests of management with that of stockholders. With the help of an outside consultant, the compensation committee of the CBOE reviewed and recommended a long-term incentive plan to be implemented by CBOE Holdings effective at the time of the restructuring transaction. The plan provides for the issuance of restricted stock, restricted stock units and non-qualified stock options. Under the plan, an amount of shares equal to 2.75% of the total number of shares of CBOE Holdings to be outstanding following the restructuring transaction and the issuance of shares pursuant to the Settlement Agreement will be available for issuance. The board of directors of the CBOE has adopted the plan and has determined to recommend that CBOE Holdings make initial awards of restricted stock under the plan, upon effectiveness of the restructuring transaction, to the directors of CBOE Holdings and to members of senior management and other employees of the CBOE.

The committee determined that CBOE Holdings should grant the initial awards of restricted stock in order to:

  •
  Align the financial interests of CBOE Holdings board members and employees with the interests of CBOE Holdings stockholders;

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  Align the CBOE Holdings board and employee compensation with our competitors and current practice; and

  •
  Provide competitive compensation to help retain highly skilled and qualified board members and employees.

        It is intended that CBOE Holdings would approve the actual grants and vesting requirements prior to the effective time of the restructuring transaction.

        Other Compensation.    The compensation committee, with the approval of the board, may revise or terminate employment agreements. In light of the restructuring transaction, agreements of executive officers will be reviewed, and, where appropriate, changes will be recommended.

Summary Compensation

        The following table and the related notes set forth information relating to the compensation paid to each of the named executive officers of the CBOE, consisting of the CBOE's Chief Executive Officer and Chief Financial Officer and each of the next three most highly compensated of the CBOE's executive officers, serving as of December 31, 2008.

Name and Principal Position	Year	Salary		Bonus (1)(2)		All Other Compensation (3) (4)		Total

William J. Brodsky Chairman and Chief Executive Officer	2008 2007 2006	$ $ $	1,400,000 1,400,000 1,350,000	$ $ $	1,500,000 1,200,000 675,000	$ $ $	661,865 693,067 619,188	$ $ $	3,561,865 3,293,067 2,644,188

Edward J. Joyce President and Chief Operating Officer	2008 2007 2006	$ $ $	750,000 750,000 712,500	$ $ $	800,000 700,000 365,100	$ $ $	356,903 359,208 245,045	$ $ $	1,906,903 1,809,208 1,322,645

Edward T. Tilly Executive Vice Chairman(5)	2008 2007 2006	$ $ $	600,000 600,000 492,217	$ $ $	700,000 600,000 379,500	$ $ $	203,036 194,848 77,949	$ $ $	1,503,036 1,394,848 949,666

Richard G. DuFour Executive Vice President	2008 2007 2006	$ $ $	526,705 507,904 490,487	$ $ $	433,500 400,000 240,000	$ $ $	179,931 246,417 190,280	$ $ $	1,140,136 1,154,321 920,767

Alan J. Dean Executive Vice President and Chief Financial Officer	2008 2007 2006	$ $ $	406,279 391,776 357,444	$ $ $	418,200 330,000 172,564	$ $ $	148,200 149,230 108,239	$ $ $	972,679 871,006 638,247

(1)
The amounts shown reflect the total cash incentive paid to the individual under the Company's annual incentive plan. For a discussion of the CBOE's annual incentive plan, please see "Compensation Discussion & Analysis—Elements of Compensation—Annual Cash Incentive" above.

(2)
Cash incentive amounts for services performed in 2008, 2007 and 2006 by named executive officers were paid in early 2009, 2008 and 2007, respectively.

(3)
The amounts shown represent benefits which are from time to time made available to the senior management of the CBOE, including life insurance, club memberships, financial services, parking, tax gross-ups and certain other perquisites, including payment of health care expenses not covered by insurance. For more information on the amounts shown in this column, please see the table below under the heading "All Other Compensation Detail."

(4)
The CBOE executives are entitled to participate in all employee benefit plans, which include the CBOE contribution to a qualified 401(k) savings plan and the CBOE contribution to non-qualified plans. The amount shown includes the CBOE's contribution to its qualified 401(k) plan on behalf of each of the officers listed above as well as the CBOE's contribution to its non-qualified defined contribution plan on behalf of each officer. The amounts shown below with respect to the Non-Qualified Defined Contributions made by the CBOE are the same amounts shown in the Non-Qualified Deferred Compensation Table which follows.

(5)
Includes compensation earned as Vice Chairman of the CBOE from January 2006 to August 2006 and as Executive Vice Chairman from August 2006 through December 2008.

All Other Compensation Detail

Name	Year	Qualified Defined Contributions		Non-Qualified Defined Contributions (1)		Insurance		Club Memberships		Financial Services		Parking		Tax Gross Ups		Other (2)		Total

William J. Brodsky	2008 2007 2006	$ $ $	18,400 18,000 17,600	$ $ $	312,162 356,780 265,900	$ $ $	27,772 29,941 29,646	$ $ $	24,843 22,690 21,088	$ $ $	27,231 15,243 11,200	$ $ $	5,460 5,460 5,460	$ $ $	14,783 13,739 20,838	$ $ $	231,214 231,214 247,456	$ $ $	661,865 693,067 619,188

Edward J. Joyce	2008 2007 2006	$ $ $	18,400 18,000 17,600	$ $ $	300,040 300,334 197,920	$ $ $	1,806 1,806 966	$ $ $	10,178 8,386 9,739	$ $ $	4,700 4,650 1,750	$ $ $	4,800 4,800 4,800	$ $ $	11,979 11,232 4,770	$ $ $	5,000 10,000 7,500	$ $ $	356,903 359,208 245,045

Edward T. Tilly	2008 2007 2006	$ $ $	18,400 0 0	$ $ $	156,779 136,759 22,769	$ $ $	630 420 105	$ $ $	10,565 8,220 49,985	$ $ $	2,485 9,523 2,590	$ $ $	564 731 0	$ $ $	8,613 34,195 0	$ $ $	5,000 5,000 2,500	$ $ $	203,036 194,848 77,949

Richard G. DuFour(3)	2008 2007 2006	$ $ $	18,400 18,000 17,600	$ $ $	149,682 215,645 165,022	$ $ $	5,334 2,772 2,772	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	6,515 0 4,886	$ $ $	0 10,000 0	$ $ $	179,931 246,417 190,280

Alan J. Dean(3)	2008 2007 2006	$ $ $	18,400 17,946 17,600	$ $ $	125,576 127,060 88,402	$ $ $	966 966 966	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	3,258 3,258 1,271	$ $ $	0 0 0	$ $ $	148,200 149,230 108,239

(1)
The amount shown includes CBOE's contribution to its non-qualified defined contribution plans on behalf of each officer including CBOE's supplement executive retirement contributions, the executive variable defined contributions (based on phantom shares valued based on a CBOE seat price) and the executive defined contributions (based on participant's age).

(2)
The amount shown for Mr. Brodsky includes $231,214 paid in each of 2008 and 2007 and $222,956 paid in 2006, representing a payment of 10% of his base salary for each respective year, grossed up for taxes, pursuant to his employment contract. The 2006 amount also includes $24,500 paid to Mr. Brodsky by the National Stock Exchange for his services as one of its directors, which the CBOE has the right to appoint.

(3)
Except with respect to the amount paid to Mr. DuFour in 2007, the aggregate perquisites paid to Messrs. DuFour and Dean for the periods shown above did not exceed $10,000. As such, no amounts are included for perquisites in table above for Messrs. DuFour (other than for 2007) and Dean.

Non-Qualified Deferred Compensation

Name (a)		Executive Contributions In Last FY (b)	Registrant Contributions In Last FY (c)	Aggregate Earnings in Last FY (d)	Aggregate Withdrawals/ Distributions (e)	Aggregate Balance at Last FYE (f)

William J. Brodsky	Suppl Ret	$352,733	$217,067	($626,892)	$0	$1,130,176

	Exec Ret	$0	$95,095	($43,903)	$0	$420,886

Edward J. Joyce	Suppl Ret	$173,713	$106,900	($309,122)	$0	$538,791

	Exec Ret	$0	$193,140	($171,172)	$0	$457,266

Edward T. Tilly	Suppl Ret	$43,200	$86,400	($1,825)	$0	$138,745

	Exec Ret	$0	$70,379	$21,554	$0	$152,004

Richard G. DuFour	Suppl Ret	$33,576	$59,936	($109,479)	$0	$188,364

	Exec Ret	$0	$89,746	($148,113)	$0	$361,488

	Def Comp	$105,341	$0	($163,971)	$0	$467,803

Alan J. Dean	Suppl Ret	$31,688	$47,788	($77,475)	$0	$114,275

	Exec Ret	$0	$77,788	($71,811)	$0	$189,506

(1)
The amount of executive contributions made by each named executive officer and reported on an accrual basis in column (b) is included in each named executive officer's compensation reported on the Summary Compensation Table as Salary.

(2)
The amount of Company contributions reported on an accrual basis in column (c) for each named executive officer is also included in each named executive officer's All Other Compensation reported on the Summary Compensation Table.

(3)
The amounts included in Aggregate Earnings in Last FY and Aggregate Balance at Last FYE are reported on a cash basis in column (d) and (f), respectively.

Non-Qualified Defined Contribution income consists of 401(k) excess payments made by the CBOE to compensate the executive as a result of participation limitations imposed under federal law and payments made under other non-qualified plan provisions that are described more fully below.

Employee Benefit Plans

  401(k) Plan

        CBOE Holdings and its subsidiaries will maintain the 401(k)-type plan currently sponsored by the CBOE. This is a defined contribution retirement plan intended to qualify under Section 401(k) of the Internal Revenue Code. Employees of CBOE Holdings and its subsidiaries will be eligible to participate in this plan upon hire. The CBOE matching contributions do not begin until the employee has completed one year of service. The CBOE does not provide any form of defined benefit retirement plan to its employees.

        The following table describes the elective employee and matching employer contributions as defined under this plan, and the vesting of employer contributions:

Employee Contributions*	Employer Contributions

Basic Pre-or After Tax 1-4%	200% Match up to 4% of employee contributions

Voluntary Pre-Tax 5-13%	None

Voluntary After-Tax 5-13%	None

Vesting of Employer Contributions	20% each year. Participants become fully vested after completing five years of service.

*Subject to statutory annual limits

  CBOE Non-Qualified Defined Contribution Plans

        CBOE Holdings and its subsidiaries will maintain the non-qualified plans currently in place at CBOE that are not subject to the Employee Retirement Income Security Act of 1974. CBOE currently has three non-qualified plans. The Supplemental Executive Retirement Plan (SERP) is designed for employees of CBOE whose level of compensation exceed the IRS defined annual compensation limit ($230,000 for 2008). This plan provides a CBOE matching contribution on earnings in excess of the IRS compensation limit that mirrors the 401(k).

        All named executive officers are eligible to participate in the Executive Retirement Plan. This non-qualified plan is not subject to the Employee Retirement Income Security Act of 1974. Effective March 22, 2007, the board of directors approved a new method for calculating the company's annual contribution for each eligible participant, aligning the contribution with the value of a CBOE seat. In lieu of a flat cash contribution for fiscal years ending 2006, 2007 and 2008, the CBOE's aggregate contribution each year will be made in phantom shares that equal one-third of a CBOE seat. The total annual contribution amount is based on a formula that takes in account the fair market value of a seat (based on the last three seat sales in the month following the end of the fiscal year) discounted by a percentage provided by an independent financial advisory firm. The number of phantom shares that each participant receives is proportional to that individual's total cash compensation for the year relative to the other participants. As of August 14, 2009, the compensation committee has not yet determined if the contribution for 2009 will be made in the form of additional phantom shares or cash.

        Messrs. Joyce, Tilly, Dean and DuFour are eligible to participate in the age-based component of the Executive Retirement Plan. This non-qualified plan is not subject to the Employee Retirement Income Security Act of 1974. Each eligible employee receives an amount equal to a certain percentage of the employee's base salary and cash incentive. The percentage is dependent on the age of the eligible participant. The following table defines the percentage contribution for each age group. Mr. Brodsky is not eligible to participate in this plan. Under the terms of his employment agreement, Mr. Brodsky receives an amount equal to 10% of his base pay, grossed-up for tax effects, at the end of each fiscal year.

Age of Participant	Contribution Percentage

Under 45	1%

45 to 49	3%

50 to 54	6%

55 to 59	9%

60 to 64	11%

65 and over	None

        All CBOE named executive officers are eligible to participate in the CBOE's Deferred Compensation Plan. The plan allows the named executive officers to defer up to 20% of their base compensation and cash incentive award annually. The CBOE does not contribute or match any contributions made to this plan. This plan allows for the tax free build-up of deferred compensation for officers participating in this plan.

        All CBOE contributions to non-qualified defined contribution plans vest 20% for each year of service, identical to the qualified 401(k) plan.

  Health Plan

        CBOE Holdings and its subsidiaries will maintain the health plan currently sponsored by the CBOE which provides multiple medical and dental coverage options covering eligible participants and their dependents. New employees are eligible to participate in the plan if working on a full-time basis after one month of active service. The plan is funded through a combination of fully insured and self-funded arrangements. Employees contribute specified amounts to the plan, depending on the medical or dental option elected and the number of dependents covered. Insurance carriers and paid claims administrators adjudicate the claims.

        Former CBOE employees with 10 or more years of service who leave the CBOE after reaching the age of 50 are eligible to participate in the CBOE Retired Employees Health Plan. The plan allows former employees to obtain health care coverage under approximately the same terms provided to current CBOE employees. All participants in the plan are required to contribute amounts approximately equal to the CBOE's total cost of providing the health insurance benefit.

  Insurance Benefit Plan

        CBOE Holdings and its subsidiaries will maintain benefit plans providing life, disability and accidental death and dismemberment benefits to eligible full time employees. New employees are eligible for life and accidental death and dismemberment coverage after one month of consecutive service and for short-term disability coverage after six months of consecutive service. The CBOE employees whose annual base salary exceeds $50,000 are eligible for the long-term disability plan upon hire and are obligated to pay the full cost of this insurance.

Severance, Change in Control and Employment-Related Agreements

        The CBOE entered into an employment contract with William J. Brodsky, our Chairman and Chief Executive Officer. Mr. Brodsky's contract is currently scheduled to end on December 31, 2010. His contract includes an automatic renewal of a one-year term unless notice not to renew is given by either party at least one year in advance of the beginning of the new term. The agreement provides for a base salary of $1,400,000. Mr. Brodsky is eligible to receive a cash incentive each fiscal year at the sole discretion of the board of directors. The agreement also provides for an annual retirement payment equal to 10% of Mr. Brodsky's base salary grossed-up for tax effects. He is entitled to participate in all of our employee benefit plans that are generally available to senior management, except for the age-based non-qualified retirement plan described previously. This employment agreement may be terminated for cause. If the agreement is terminated without cause by the CBOE or for good reason by Mr. Brodsky, the CBOE will pay Mr. Brodsky a severance payment equal to the greater of (1) one times his then current annual base plus an amount equal to one times the annual target cash incentive or (2) a prorated base and target cash incentive for the remainder of his contract term. If this agreement is terminated by the CBOE or a successor as a result of a change in control, the CBOE will pay Mr. Brodsky a severance payment equal to two times his then current annual base and annual target cash incentive. The CBOE will provide a gross-up payment to Mr. Brodsky to cover any excise and related income tax liability arising under Section 280G of the Internal Revenue Code as a result of any payment or benefit arising under the agreement. In the event of a termination without cause or a change in control, Mr. Brodsky would also receive a supplemental retirement payment equal to 10% of the salary paid as result of the termination, grossed up for tax effects, and contributions under CBOE's retirement plans in an amount equal to the aggregate contributions that would have been made during the period of one year or the remaining terms of the agreement, whichever is greater. Pursuant to the agreement, Mr. Brodsky agrees to certain non-competition provisions during the employment term and for two years thereafter.

        We also have an Employment Agreement with each of the following, as outlined below:

  •
  Edward J. Joyce, our President and Chief Operating Officer. Mr. Joyce's contract is currently scheduled to end on December 31, 2009. This agreement will automatically renew for successive two-year terms unless either the CBOE or Mr. Joyce give 180-day notice not to renew. The agreement provides for a base salary of $750,000. Mr. Joyce is eligible to receive a cash incentive each fiscal year at the sole discretion of the board of directors. The agreement provides that Mr. Joyce is entitled to participate in all of our employee benefit plans that are generally available to senior management. Pursuant to the agreement, Mr. Joyce agrees to certain non-competition provisions during the employment term and for two years thereafter. This employment agreement may be terminated for cause. If the agreement is terminated without cause by the CBOE or for good reason by Mr. Joyce, the CBOE will pay Mr. Joyce a severance payment equal to two times his then current annual base salary plus two times his annual target cash incentive. If this agreement is terminated by the CBOE as a result of a change in control, the CBOE will pay Mr. Joyce a severance payment equal to three times his then-current annual base salary and annual target cash incentive. The CBOE will provide a gross-up payment to Mr. Joyce to cover any excise and related income tax liability arising under Section 280G of the Internal Revenue Code as a result of any payment or benefit arising under the agreement.

  •
  Edward T. Tilly, our Executive Vice Chairman. Mr. Tilly's contract is currently scheduled to end on December 31, 2009. This agreement will automatically renew for successive one-year terms unless either the CBOE or Mr. Tilly give 180-day notice not to renew. The agreement provides for a base salary of $600,000. Mr. Tilly is eligible to receive a cash incentive each fiscal year at the sole discretion of the board of directors. The agreement provides that Mr. Tilly is entitled to participate in all of our employee benefit plans that are generally available to senior management. Pursuant to the agreement, Mr. Tilly agrees to certain non-competition provisions during the employment term and for two years thereafter. This employment agreement may be terminated for cause. If the agreement is terminated without cause by the CBOE or for good reason by Mr. Tilly, the CBOE will pay Mr. Tilly a severance payment equal to two times his then current annual base salary plus two times his annual target cash incentive. If this agreement is terminated by the CBOE as a result of a change in control, the CBOE will pay Mr. Tilly a severance payment equal to three times his then-current annual base salary and annual target cash incentive. The CBOE will provide a gross-up payment to Mr. Tilly to cover any excise and related income tax liability arising under Section 280G of the Internal Revenue Code as a result of any payment or benefit arising under the agreement.

  •
  Richard G. DuFour, our Executive Vice President, Corporate Planning and Research. Mr. DuFour's contract is currently scheduled to end on December 31, 2009. The agreement will automatically renew for successive one-year terms unless either CBOE or Mr. DuFour gives 180-day notice not to renew. The agreement provides for a base salary of $536,526. Mr. DuFour is eligible to receive a cash incentive each fiscal year at the sole discretion of the board of directors. The agreement provides that Mr. DuFour is entitled to participate in all of our employee benefit plans that are generally available to senior management. Pursuant to the agreement, Mr. DuFour agreed to certain non-competition provisions during the term of his employment and for two years thereafter. The employment agreement may be terminated for cause. If the agreement is terminated without cause by the CBOE or for good reason by Mr. DuFour, the CBOE will pay a severance payment to Mr. DuFour equal to two times his then current annual base salary and annual target cash incentive.

        The CBOE has also entered into a Letter of Agreement with Alan J. Dean, our Executive Vice President and Chief Financial Officer. Mr. Dean's agreement is currently scheduled to end on December 31, 2009. The agreement will automatically renew for successive one-year terms unless either CBOE or Mr. Dean gives 180-day notice not to renew. The Letter of Agreement stipulates that the CBOE will pay a severance payment equal to two times his then current annual base salary and annual target cash incentive if he is terminated without cause by CBOE or if Mr. Dean terminates his employment for good reason.

        Under the agreements discussed above, the CBOE and each of the executives have agreed to amend for 2009 the 180-day notice period to a 90-day notice period in which either party to the agreement could provide notice of its intention not to renew. These amendments were provided in order to allow the compensation committee of the CBOE additional time to consider possible revisions to the agreements.

        The following table shows the potential payment to each officer pursuant to each individual's agreement discussed above upon the termination of the executive's employment either without cause by the CBOE or for good reason by the executive or the termination of the executive's employment by the CBOE upon a change in control of the CBOE:

Name		Salary	Cash Incentive	Other (3)	Total

William J. Brodsky	(1)	$1,400,000	$560,000	$405,743	$2,365,743

	(2)	$2,800,000	$1,120,000	$793,823	$4,713,823

Edward J. Joyce	(1)	$1,500,000	$562,500	$381,585	$2,444,085

	(2)	$2,250,000	$843,750	$556,898	$3,650,648

Edward T. Tilly	(1)	$1,200,000	$450,000	$155,539	$1,805,539

	(2)	$1,800,000	$675,000	$229,789	$2,704,789

Richard G. DuFour	(1)(2)	$1,073,052	$375,568	$133,553	$1,582,173

Alan J. Dean	(1)(2)	$827,709	$289,698	$187,397	$1,304,804

(1)
Represents amounts to be paid in connection with a termination of the executive's employment by the CBOE without cause or a termination of employment by the executive for good reason. For purposes of these calculations, we have assumed that such termination occurred on December 31, 2008.

(2)
Represents amounts to be paid in connection with a termination of the executive's employment upon a change in control. For purposes of these calculations, we have assumed that change in control occurred on December 31, 2008.

(3)
The amounts shown represent amounts contributed on behalf of the executive under the CBOE's qualified and non-qualified defined contribution plans in connection with such executive's termination. It also includes estimated medical insurance and outplacement cost.

Pension Benefits

        The CBOE does not currently have any defined benefit retirement plans.

Compensation Committee Interlocks and Insider Participation

        None of the members of CBOE's compensation committee is an executive officer or employee of the CBOE. None of the CBOE's executive officers serves as a member of a compensation committee of any entity that has one or more executive officers serving on the CBOE's compensation committee. This will continue to be true of CBOE Holdings immediately following the restructuring transaction.

Beneficial Ownership of Management and Directors

        The following table lists the shares of capital stock of CBOE Holdings that will be beneficially owned following the completion of the restructuring transaction by each of the directors, each of the executive officers named in the summary compensation table included at "Executive Compensation" above and CBOE Holdings' directors and executive officers as a group. Except as otherwise indicated below, this information is based on the beneficial ownership known to us by those persons of CBOE memberships as of December 31, 2008. There was no person known to us to be the beneficial owner of more than five percent of the membership interests of the CBOE as of such date and none of the persons listed in the table below are currently expected to beneficially own one percent or more of any of the shares of common stock of CBOE Holdings.

Name	Number of Shares of common stock of CBOE Holdings (1)	Percent of Class

William J. Brodsky	[ ]	**

Edward J. Joyce	[ ]	**

Edward T. Tilly	[ ]	**

John E. Smollen	[ ]	**

Alan J. Dean	[ ]	**

Richard G. DuFour	[ ]	**

Joanne Moffic-Silver	[ ]	**

Gerald T. O'Connell	[ ]	**

Edward L. Provost	[ ]	**

Phillip M. Slocum	[ ]	**

Timothy H. Thompson	[ ]	**

Robert J. Birnbaum	[ ]	**

James R. Boris	[ ]	**

Mark F. Duffy	[ ]	**

David A. Fisher	[ ]	**

Janet P. Froetscher	[ ]	**

Bradley G. Griffith	[ ]	**

Paul Kepes	[ ]	**

Stuart J. Kipnes	[ ]	**

Duane R. Kullberg	[ ]	**

Benjamin R. Londergan	[ ]	**

Anthony D. McCormick	[ ]	**

R. Eden Martin	[ ]	**

Roderick Palmore	[ ]	**

Kevin Murphy	[ ]	**

Susan M. Phillips	[ ]	**

William R. Power	[ ]	**

Samuel K. Skinner	[ ]	**

Carole Stone	[ ]	**

Howard L. Stone	[ ]	**

Eugene S. Sunshine	[ ]	**

Jonathan B. Werts	[ ]	**

All directors and executive officers as a group	[ ]	[ ]

(1)
Stock holdings indicated represent the number of shares of unrestricted common stock such individual will receive pursuant to CBOE Holdings' long-term incentive plan in the form of restricted stock following the completion of the restructuring transaction. For a description of the long-term incentive plan and a description of the restricted stock awards, please see "Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentive Program" on page 137.

DESCRIPTION OF CBOE HOLDINGS CAPITAL STOCK

        The following summary is a description of the material terms of CBOE Holdings' capital stock as of the effective time of the restructuring transaction and is not complete. You should also refer to (1) the form of CBOE Holdings amended and restated certificate of incorporation that will be in effect as of the completion of the restructuring transaction, which is included as Annex C to this proxy statement and prospectus, (2) the form of CBOE Holdings amended and restated bylaws that will be in effect as of the completion of the restructuring transaction, which is included as Annex D to this proxy statement and prospectus and (3) the applicable provisions of the Delaware General Corporation Law.

        As of the effective time of the restructuring transaction, CBOE Holdings will be authorized to issue up to (i)              shares of unrestricted common stock, par value $0.01 per share, (ii)             shares of Class A common stock, $0.01 par value per share, (iii)               shares of Class A-1 common stock, $0.01 par value per share, (iv)              shares of Class A-2 common stock, $0.01 par value per share, (v)              shares of Class B non-voting common stock, $0.01 par value per share, and (vi) 20,000,000 shares of preferred stock, $0.01 par value per share. Immediately following the restructuring transaction, CBOE Holdings expects there to be approximately             shares of Class A common stock and              shares of Class B common stock and no shares of preferred stock outstanding.

Common Stock

        All common stock, regardless of class, will have the same rights and privileges, except that the Class A common stock issued in the restructuring transaction and the Class B common stock issued to Participating Group A Settlement Class Members will be subject to certain transfer restrictions as set forth herein. The Class A-1 and Class A-2 common stock into which the Class A and Class B convert will also be subject to the transfer restrictions set forth herein. In addition, the Class B common stock will have no voting privileges, except as set forth herein. CBOE Holdings will have the ability to issue the unrestricted common stock, including in connection with a public offering of shares of stock to investors who were not members of the CBOE prior to the restructuring transaction or holders of trading permits in the CBOE following the restructuring transaction.

  Dividends

        Holders of CBOE Holdings common stock are entitled to receive dividends when, as and if declared by the CBOE Holdings board of directors out of funds legally available for payment, subject to the rights of holders, if any, of CBOE Holdings preferred stock. For more information about CBOE Holdings' dividends, see "Risk Factors—Risks Relating to the Restructuring Transaction" on page 15. The CBOE Holdings board of directors has not yet established a policy with respect to the payment of dividends following the restructuring transaction. Any decision to pay dividends on CBOE Holdings common stock will be at the discretion of the CBOE Holdings board of directors. The CBOE Holdings board of directors may or may not determine to declare dividends in the future. The board's determination to issue dividends will depend upon the profitability and financial condition of CBOE Holdings and its subsidiaries, contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that the CBOE Holdings board of directors deems relevant.

  Voting Rights

        Each holder of CBOE Holdings common stock is entitled to one vote per share except for the Class B common stock. The Class B common stock of CBOE Holdings shall have no voting privileges or rights of any kind, except the Class B common stock shall have the right to vote (i) as required by Delaware General Corporation Law and (ii) on any proposed consolidation or merger of CBOE Holding with another entity, but only if such consolidation or merger would result in either

(x) the consideration per share received by the holders of the Class A common stock being different than the consideration per share received by the holders of the Class B common stock or (y) an amendment to the CBOE Holdings certificate of incorporation that affects the powers, designations, preferences and relative, participating, optional and other special rights, if any, and the qualifications, limitations and restrictions of the Class B common stock differently than such amendment affects the rights of the Class A common stock. Subject to the rights, if any, of the holders of any series of preferred stock if and when issued and subject to applicable law, the holders of common stock except for the Class B common stock will have the right to vote on all matters upon which the stockholders of CBOE Holdings will be entitled to vote generally, including the election of directors.

        There are no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors if they choose to do so, subject to any voting rights of holders, if any, of preferred stock to elect directors.

  Liquidation Rights

        In the event of a voluntary or involuntary liquidation, dissolution or winding up of CBOE Holdings, the holders of CBOE Holdings common stock will be entitled to share equally in any of the assets available for distribution after CBOE Holdings has paid in full all of its debts and after the holders of all outstanding series of CBOE Holdings preferred stock, if any, have received their liquidation preferences in full.

  Conversion of Class A Common Stock and Class B Common Stock to Class A-1 and Class A-2 Common Stock

        If CBOE Holdings completes a public offering, all shares of Class A common stock and Class B common stock will convert to shares of Class A-1 and Class A-2 common stock, effective at the time the shares of CBOE Holdings common stock are issued in the public offering, as follows:

          (i)   each share of Class A common stock shall automatically convert into (x) one-half of one share of Class A-1 common stock and (y) one-half of one share of Class A-2 common stock; and

          (ii)   each share of Class B common stock shall automatically convert into (x) one-half of one share of Class A-1 Common Stock and (y) one-half of one share of Class A-2 common stock.

Each share of Class A-1 and Class A-2 common stock issued in conversion of the Class A common stock and Class B common stock shall have all the same rights and privileges and will be subject to the lock-up restrictions applicable to its class. For a description of the lock-up restrictions please see "Transfer Restrictions of the Class A, Class A-1, Class A-2 and Class B Common Stock of CBOE Holdings" below.

  Conversion of Class A-1 and Class A-2 Common Stock to Unrestricted Common Stock

        The Class A-1 common stock and Class A-2 common stock, into which the Class A and Class B common stock would convert should CBOE Holdings complete a public offering, will convert to unrestricted common stock, subject to CBOE Holdings' right to conduct an organized sale, and to thereby delay the scheduled dates of such conversion, as follows:

          (i)   each issued and outstanding share of Class A-1 common stock shall automatically convert (without any action by the holder) into one share of unrestricted common stock, and all transfer restrictions applicable to the Class A-1 common stock shall expire on the one hundred eightieth (180th) day following the date that shares of CBOE Holdings common stock is issued in the public offering; and

          (ii)   each issued and outstanding share of Class A-2 common stock shall automatically convert (without any action by the holder) into one share of unrestricted common stock, and all transfer restrictions applicable to the Class A-2 common stock shall expire on the three hundred sixtieth (360th) day following the date that shares of CBOE Holdings common stock is issued in the public offering.

Following the conversion of the shares of Class A-1 common stock and Class A-2 common stock into unrestricted common stock, all such shares of Class A-1 and Class A-2 common stock shall be retired and shall not be reissued.

  Class B Conversion Event

        In the event of any CBOE Holdings Conversion Event (as defined below), holders of the Class B common stock shall be entitled to the same consideration on a per share basis as the holders of the Class A common stock. The term "CBOE Holdings Conversion Event" shall mean (i) any consolidation, combination or merger of CBOE Holdings with another Person (as defined below) (regardless of which entity is the surviving entity), (ii) the sale of all or substantially all of the assets of the CBOE Holdings to another Person, (iii) the liquidation, dissolution, or winding up of CBOE Holdings or (iv) any recapitalization, reorganization or other transaction or event, in each case, upon the effectiveness of which the holders of Class A common stock shall be entitled to receive securities, cash or other assets (or any combination thereof) upon conversion of or in exchange for such Class A common stock. The term "Person" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization or any governmental entity or agency or political subdivision thereof.

  Other

        The issued and outstanding shares of CBOE Holdings common stock are fully paid and nonassessable. Holders of shares of CBOE Holdings common stock are not entitled to preemptive rights. Shares of CBOE Holdings common stock are not convertible into shares of any other class of capital stock, except with respect to the shares of Class B common stock that automatically convert to shares of Class A common stock as set forth above.

Preferred Stock

        CBOE Holdings will be authorized to issue up to 20,000,000 shares of preferred stock. The amended and restated certificate of incorporation authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. The board of directors of CBOE Holdings could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

        Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by our board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote on the matter, voting together as a single class.

Transfer Restrictions on the Class A, Class A-1, Class A-2 and Class B Common Stock of CBOE Holdings

        The CBOE Holdings certificate of incorporation subjects the Class A common stock of CBOE Holdings issued to CBOE members in the restructuring transaction and the Class B common stock to be issued to the Participating Group A Settlement Class Members pursuant to the Settlement Agreement, as well as the Class A-1 and Class A-2 common stock which the Class A and Class B common stock will convert upon the closing of a public offering, to certain transfer restrictions.

        Following the restructuring transaction and unless and until a public offering by CBOE Holdings of its common stock has been completed, pursuant to the certificate of incorporation of CBOE Holdings, transfers of common stock of CBOE Holdings may only take place through the agent of CBOE Holdings that has been designated by CBOE Holdings to manage such transfers and through the broker or market designated by CBOE Holdings as the sole broker or market for such transfers. The broker will maintain a record of the prices bid and offered by sellers and buyers and the time such bids and offers are submitted. When a bid and offer match, the broker will consummate the transaction and inform the parties. It is intended that this process will function much like the existing process for the sale and transfer of CBOE Seats.

        In addition, in the event the CBOE Holdings board of directors determines to proceed with a future public offering, the board may institute lock-up restrictions with respect to the Class A and Class B common stock by issuing a press release to the effect that such transfer restrictions will commence on a date no earlier than 10 calendar days following the date of such announcement. These transfer restrictions are sometimes referred to as the "Interim Transfer Restrictions." The Class A and Class B common stock shall remain subject to these Interim Transfer Restrictions until such shares are converted into shares of Class A-1 and A-2 common stock at the time of the closing of any such public offering. At that time, the shares of Class A-1 and A-2 common stock will be issued subject to similar transfer restrictions. During this lock-up period, shares of Class A common stock and Class B common stock of CBOE Holdings may not be directly or indirectly assigned, offered for sale, sold, transferred or otherwise disposed of, except pursuant to limited exceptions set forth in the CBOE Holdings certificate of incorporation, which provides for certain permitted transfers to affiliates, family members, qualified trusts and estates, as well as certain pledges and the potential transfer upon a bona fide foreclosure resulting therefrom.

        In the event CBOE Holdings engages in a public offering of its common stock in the future, the shares of Class A and Class B common stock automatically shall convert, effective at the time of the closing of such public offering, into shares of Class A-1 and Class A-2 common stock and upon issuance will be subject to the transfer restrictions or "lock-up restrictions" under CBOE Holdings' certificate of incorporation. These lock-up restrictions will expire on the Class A-1 and Class A-2 common stock as of the 180th and 360th day, respectively, following the closing date of any such public offering. During any applicable lock-up period, shares of the affected series of CBOE Holdings common stock may not be directly or indirectly assigned, offered for sale, sold, transferred or otherwise disposed of, except pursuant to limited exceptions set forth in the CBOE Holdings certificate of incorporation, which provides for certain permitted transfers to affiliates, family members, qualified trusts and estates, as well as certain pledges and the potential transfer upon a bona fide foreclosure resulting therefrom. Subject to possible extension in the event of an organized sale, as set more fully in this proxy statement and prospectus, upon the expiration of the applicable lock-up period with respect to each of the Class A-1 and Class A-2 common stock, the shares of the Class A-1 and Class A-2 common stock then scheduled to expire will automatically convert from Class A-1 and Class A-2 common stock to unrestricted common stock that will be freely transferable.

        A public offering of CBOE Holdings means a public offering of CBOE Holdings common stock that has been underwritten by one or more underwriting firms. A public offering of CBOE Holdings could be an offering of newly-issued shares by CBOE Holdings, an offering of shares owned by CBOE Holdings stockholders or a combination of both, as determined by the board of directors of CBOE Holdings.

        In addition to the restrictions described above, all shares of Class A, Class B, Class A-1 and Class A-2 common stock must be registered in the name of the owner and may not be registered in the name of any nominee or broker.

        After the completion of the restructuring transaction, the CBOE Holdings board of directors may, at its discretion, remove the transfer restrictions applicable to any number of shares of CBOE Holdings common stock on terms and conditions and in ratios and numbers that it may fix in its sole discretion.

        Prior to the removal of the transfer restrictions from any such share, neither any record owner nor any beneficial owner of such share may, directly or indirectly, assign, sell, transfer or otherwise dispose of such share, except pursuant to one of the following limited exceptions set forth in our certificate of incorporation:

  •
  if the owner of such share is an entity (including a corporation, partnership, limited liability company or limited liability partnership), such owner may transfer the share to:

  •
  any person of which such owner directly or indirectly owns all of the common voting and equity interest;

  •
  any person that directly or indirectly owns all of the common voting and equity interest of such owner;

  •
  any other entity if a person directly or indirectly owns all of the common voting and equity interest of both such owner and such other entity;

  •
  the equity holders of such owner upon a bona fide liquidation or dissolution of such owner; and

  •
  a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

  •
  the owner may pledge or hypothecate, or grant a security interest in, such share, and may transfer such share as a result of any bona fide foreclosure resulting therefrom;

  •
  if the owner of such share is a natural person, such owner may transfer the share to:

  •
  any family member of such owner (including such owner's spouse, domestic partner, children, stepchildren, grandchildren, parents, parents-in-law, grandparents, brothers, sisters, uncles, aunts, cousins, nephews and nieces);

  •
  any trust or foundation solely for the benefit of such owner and/or such owner's family members (which we refer to as a "qualified trust"); and

  •
  a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

  •
  if the owner is a qualified trust, the owner may transfer the share to any beneficiary of such qualified trust (including a trust for the benefit of such beneficiary) or transfer the share in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the grantor of such qualified trust or any one or more of such beneficiaries, in each case in accordance with the terms of the trust instrument; or

  •
  if the owner is a fiduciary of the estate of a deceased former member of the CBOE, such owner may transfer such share to the beneficiaries of such estate or in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the deceased person.

        If all of the beneficial owners of a share of our common stock die, the transfer restrictions will automatically be removed from such share. In addition to the rules with respect to the transfers described above, any common stock that is transferred pursuant to the exceptions above will remain subject to the transfer restrictions and other terms of the certificate of incorporation.

        The CBOE Holdings board of directors may, as and if it determines appropriate, provide holders of the common stock of CBOE Holdings with opportunities, from time to time, to sell such stock pursuant to registered offerings. If the board of directors determines to do so, it will remove the transfer restrictions from the shares of our common stock that are sold in these offerings. The CBOE Holdings board of directors expects to determine whether to conduct any future offerings, the number of such offerings (if any), the maximum number of shares of our common stock eligible to be sold in any offering and the timing of these offerings based upon its view at the time of the market's ability to absorb the newly unrestricted shares to be sold in the offering without an adverse impact on the market price of shares of our common stock, should such a market develop. See "—Organized Sales" below.

        These provisions of the CBOE Holdings certificate of incorporation could delay or deter a change of control of CBOE Holdings, which could adversely affect the price of CBOE Holdings common stock.

Ownership and Voting Limits on CBOE Holdings Common Stock

        The CBOE Holdings certificate of incorporation places certain ownership and voting limits on the holders of CBOE common stock:

  •
  No person (either alone or together with its related persons) may beneficially own directly or indirectly shares of our stock representing in the aggregate more than 10% of the total outstanding shares of CBOE Holdings common stock; provided, that, in the event we complete a public offering of our common stock, the ownership percentage that a person is permitted to beneficially own directly or indirectly shall increase from 10% to 20% of the total outstanding shares of CBOE Holdings common stock; and

  •
  No person (either alone or together with its related persons) shall be entitled to vote or cause the voting of shares of our stock beneficially owned directly or indirectly by that person or those related persons to the extent that those shares would represent in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and no person (either alone or together with its related persons) shall be entitled to vote more than 10% of the total number of votes entitled to be cast on any matter by virtue of agreements entered into by that person or those related persons with other persons not to vote shares of our outstanding capital stock; provided, that, in the event we complete a public offering of our common stock, the voting percentage that any person is permitted to control, whether through beneficially ownership or other agreement, shall increase from 10% to 20% of the total number of votes entitled to be cast on any matter.

        The term "related persons" means, with respect to any person:

  •
  any "affiliate" of such person (as such term is defined in Rule 12b-2 under the Exchange Act);

  •
  any other person with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of our stock;

  •
  in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable;

  •
  in the case of a person that is a "member organization" (as defined in the Rules of the CBOE, as such Rules may be in effect from time to time), any "member" (as defined in the Rules of the CBOE, as such Rules may be in effect from time to time) that is associated with such person (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

  •
  in the case of a person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of CBOE Holdings or any of our parents or subsidiaries;

  •
  in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; or

  •
  in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability, as applicable.

        In the event that a person, either alone or together with its related persons, beneficially owns shares of our stock representing more than 10% of the outstanding shares of common stock (or, in the event that we have completed a public offering of our common stock, 20% of the outstanding shares of common stock), such person and its related persons shall be obligated to sell promptly, and CBOE Holdings will be obligated to purchase promptly, at a price equal to the par value of such shares of stock and to the extent that funds are legally available for such purchase, that number of shares of our stock necessary so that such person, together with its related persons, shall beneficially own shares of our stock representing in the aggregate no more than 10% of the outstanding shares of common stock (or, in the event that we have completed a public offering of our common stock, 20% of the outstanding shares of common stock), after taking into account that such repurchased shares shall become treasury shares and shall no longer be deemed to be outstanding.

        In the event that a person, either alone or together with its related persons, is entitled to vote or cause the voting of shares representing in the aggregate more than 10% (or, in the event that we have completed a public offering of our common stock, 20%) of the total number of votes entitled to be cast on any matter (including if it and its related persons possess this voting power by virtue of agreements entered into with other persons not to vote shares of our capital stock), then such person, either alone or together with its related persons, will not be entitled to vote or cause the voting of these shares of our capital stock to the extent that such shares represent in the aggregate more than 10% (or, in the event that we have completed a public offering of our common stock, 20%) of the total number of votes entitled to be cast on any matter, and we shall disregard any such votes purported to be cast in excess of this percentage.

        The CBOE Holdings board of directors may waive the provisions regarding ownership and voting limits by a resolution expressly permitting this ownership or voting (which resolution must be filed with and approved by the SEC prior to being effective), subject to a determination of the board that:

  •
  the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits will not impair the ability of the CBOE to discharge its responsibilities under the Exchange Act and the rules and regulations under the Exchange Act and is otherwise in the best interests of CBOE Holdings and its stockholders and the CBOE;

  •
  the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits will not impair the SEC's ability to enforce the Exchange Act;

  •
  neither the person obtaining the waiver nor any of its related persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) if such person is seeking to obtain a waiver above the applicable ownership or voting percentage level; and

  •
  for so long as CBOE Holdings directly or indirectly control the CBOE, neither the person obtaining the waiver nor any of its related persons is a trading permit holder of the CBOE if such person is seeking to obtain a waiver above the applicable ownership or voting percentage level.

        In making these determinations, our board of directors may impose conditions and restrictions on the relevant stockholder or its related persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of CBOE Holdings.

        The voting limitation does not apply to a solicitation of a revocable proxy by us or by our directors or officers on our behalf or to a solicitation of a revocable proxy by a stockholder in accordance with Regulation 14A under the Exchange Act. This exception, however, does not apply to a solicitation by a stockholder pursuant to Rule 14a-2(b)(2) under the Exchange Act, which permits a solicitation made otherwise than on behalf of CBOE Holdings where the total number of persons solicited is not more than 10.

        The CBOE Holdings certificate of incorporation also provides that the CBOE Holdings board of directors has the right to require any person and its related persons that our board of directors reasonably believes to be subject to the voting or ownership restrictions summarized above, and any stockholder (including related persons) that at any time beneficially owns 5% or more of our then outstanding capital stock entitled to vote on any matter (and has not reported that ownership to us), to provide to us complete information as to all shares of our capital stock that such stockholder beneficially owns, as well as any other information relating to the applicability to such stockholder of the voting and ownership requirements outlined above as may reasonably be requested.

Organized Sales

        After the completion of a public offering, CBOE Holdings will have the right to conduct organized sales of the Class A-1 and Class A-2 common stock of CBOE Holdings issued in the restructuring transaction when the transfer restriction period applicable to the Class A-1 and A-2 common stock of CBOE Holdings is scheduled to expire. This right will also apply to the Class B common stock because, following any public offering, the Class B common stock will have been automatically converted to Class A-1 and A-2 common stock pursuant to CBOE Holdings' certificate of incorporation. The purpose of this right is to enable CBOE Holdings to facilitate a more orderly distribution of its common stock into the public market. If CBOE Holdings elects to conduct an organized sale, no shares of the Class A-1 and A-2 common stock of CBOE Holdings for which transfer restrictions are scheduled to lapse or of any other series that is subject to transfer restrictions may be sold during the applicable transfer restriction period, except as part of the organized sale or in a permitted transfer.

        In the event CBOE Holdings elects to conduct an organized sale, it will provide the holders of Class A-1 and Class A-2 common stock of CBOE Holdings with a written notice of election to conduct an organized sale of the Class A-1 or A-2 common stock of CBOE Holdings at least 60 days prior to the next scheduled expiration of an applicable transfer restriction period. Holders of Class A-1 or A-2 common stock of CBOE Holdings will have 20 days following receipt of that notice to provide CBOE Holdings with written notice of their intent to participate in the organized sale with respect to the series whose restrictions are scheduled to expire, any other series that remain subject to transfer restrictions and any unrestricted common stock of CBOE Holdings. The written notice must specify the class common stock of CBOE Holdings and the number of shares thereof and the number of shares of unrestricted common stock of CBOE Holdings that the holder has elected to include in the applicable organized sale. If such holders do not provide written notice to CBOE Holdings during that 20-day period, they will be deemed to have elected not to include any shares in the organized sale.

        The actual number of shares that may be sold in an organized sale will depend on, among other things, the number of primary shares the board of directors of CBOE Holdings determines that CBOE Holdings will offer for its own account, market conditions, investor demand and the requirements of any underwriters or placement agents and may be fewer than the aggregate number requested by stockholders to be included in the organized sale. In such event, there will be a reduction in the number of shares that each individual holder may sell based on a cut-back formula to be adopted by the board of directors of CBOE Holdings. In the event of a "cut-back," priority will be given first to shares of the series next scheduled to be released, second to shares of a series scheduled to be released from transfer restrictions at a later date and finally to unrestricted common stock of CBOE Holdings. The organized sale may take the form of an underwritten secondary offering, a private placement of unrestricted common stock to one or more purchasers, a repurchase of Class A-1 or A-2 common stock by CBOE Holdings or a similar process selected by the board of directors of CBOE Holdings. The stockholders' right to participate in an organized sale will be contingent upon the execution of all agreements, documents and instruments required to effect such sale, including, if applicable, an underwriting agreement and payment of their share of the fees, expenses, commission and other related costs.

        CBOE Holdings may proceed with the sale of fewer than all of the shares that have been requested to be included in an organized sale, including less than all of the shares of the series scheduled for release at the expiration of the related transfer restriction period. Additionally, CBOE Holdings will be under no obligation to complete the organized sale.

        If less than all of the shares of the series scheduled to be released that a stockholder requests be sold in the related organized sale are sold in such organized sale or the stockholder elects not to include all of the shares of the series scheduled for release in the applicable organized sale, the stockholder will be able to sell, on the 91st day after the later of the expiration of the related transfer restriction period and the completion of the organized sale, any of those shares that were not sold or included (i.e., such shares will automatically convert into unrestricted shares of common stock of CBOE Holdings on such date).

        If CBOE Holdings elects to conduct an organized sale in connection with the conversion of the Class A-1 common stock and does not complete such organized sale before 60 days after the expiration date with respect to the transfer restrictions on the Class A-1 common stock, the shares of the Class A-1 common stock will convert into unrestricted common stock of CBOE Holdings on the 61st day after the original expiration date for such class.

        However, if CBOE Holdings elects to conduct an organized sale undertaken in conjunction with the scheduled expiration of transfer restrictions applicable to the Class A-2 common stock of CBOE Holdings and CBOE Holdings does not complete such organized sale before the 360th day following the initial public offering, the Class A-2 common stock shall automatically convert into unrestricted common stock of CBOE Holdings on the 361st day following the initial public offering.

        If CBOE Holdings does not elect to conduct an organized sale at the time of any scheduled expiration of transfer restriction applicable to a series of Class A common stock of CBOE Holdings, the shares of that series for which transfer restrictions are scheduled to expire will automatically convert into unrestricted common stock of CBOE Holdings at the expiration of the applicable transfer restriction period and be freely transferable at that time.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
OF THE RESTRUCTURING TRANSACTION

Material U.S. Federal Income Tax Consequences To U.S. Holders Of CBOE Seats

        Subject to the limitations and qualifications described herein, the following discussion constitutes the opinion of Schiff Hardin LLP, counsel to the CBOE, as to the material U.S. federal income tax consequences of the Merger to U.S. holders of CBOE Seats. We refer to this transaction as the "Merger." This discussion is based on current provisions of the Internal Revenue Code, final, temporary or proposed U.S. Treasury regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect).

        The Participating Group A Settlement Class Members and Participating Group B Settlement Class Members will not receive any consideration in the restructuring transaction or in the Merger. The settlement consideration to be paid to the Participating Group A Settlement Class Members and the Participating Group B Settlement Class Members pursuant to the Settlement Agreement will be paid only after the Merger effecting the restructuring transaction is complete. As a result, the following discussion does not include an analysis of, and Schiff Hardin LLP does not provide any opinion with respect to, the U.S. federal income tax consequences of the Settlement Agreement or the consideration to be paid to Participating Group A Settlement Class Members or Participating Group B Settlement Class Members under the Settlement Agreement. This discussion and the opinion of Schiff Hardin, LLP is limited to the material U.S. tax consequences of the Merger to U.S. Holders of CBOE Seats.

        For purposes of this discussion, the term "U.S. holder" means:

    •
    a citizen or resident of the United States;

    •
    a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state;

    •
    an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

    •
    a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If an entity that is treated as a partnership for U.S. federal income tax purposes holds CBOE Seats, the tax treatment of a partner in this partnership generally will depend on the status of the partners and the activities of the partnership. If you are a partner in a partnership holding CBOE Seats, you should consult your tax advisor. This discussion only addresses holders of CBOE Seats that hold their CBOE Seats as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of the holder's particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, persons that are not U.S. persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, partnerships or other pass-through entities, holders subject to the alternative minimum tax provisions of the Internal Revenue Code, persons whose functional currency is not the U.S. dollar, and holders who hold their CBOE Seats as part of a hedge, straddle, constructive sale or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable state, local or non-U.S. laws or federal laws other than those pertaining to the federal income tax.

        ALL HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

Conditions to Closing

        It is a condition to the obligation of the CBOE to consummate the Merger that it receives an opinion from its counsel, Schiff Hardin LLP, dated as of the closing date of the Merger, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The opinion will be based on assumptions and representations set forth or referred to in the opinion. An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. Accordingly, there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions described in the following discussion.

The Merger

        The U.S. federal income tax consequences of the Merger to U.S. holders of CBOE Seats are as follows:

        A holder of a CBOE Seats will not recognize gain or loss upon receipt of CBOE Holdings Class A common stock solely in exchange for the holder's CBOE Seat. The aggregate tax basis of the shares of CBOE Holdings common stock received will be equal to the tax basis in the CBOE Seat exchanged. The holding period of the CBOE Holdings common stock received will include the holding period of the CBOE Seat exchanged.

Backup Withholding and Information Reporting

        Payments of cash made in connection with the mergers may, under certain circumstances, be subject to information reporting and "backup withholding" at a rate of 28%, unless a holder of a CBOE Seat provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

U.S. Federal Income Tax Considerations for Non-U.S. Holders of CBOE Holdings Common Stock

        Subject to the limitations and qualifications described herein, the following discussion constitutes the opinion of Schiff Hardin LLP, counsel to the CBOE, as to the material U.S. federal income tax considerations with respect to the ownership and disposition of shares of CBOE Holdings common stock applicable to non-U.S. holders. This discussion is based on current provisions of the Internal Revenue Code, final temporary or proposed U.S. Treasury regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). In general, a "non-U.S. holder" is any holder other than:

  •
  a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state;

  •
  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This discussion is based on current provisions of the Internal Revenue Code, final, temporary or proposed U.S. Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of CBOE Holdings common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances. In addition, except to the extent provided below, this discussion does not address federal tax laws other than those pertaining to the federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, controlled foreign corporations, financial institutions, brokers, dealers in securities, partnerships or other pass-through entities, owners of 5% or more of our common stock and certain U.S. expatriates). Accordingly, we urge prospective non-U.S. holders of shares of CBOE Holdings common stock to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of CBOE Holdings common stock.

Dividends

        In general, dividends, if any, paid by CBOE Holdings to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States or, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of these entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Gain on Sale or Other Disposition of CBOE Holdings Common Stock

        In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of CBOE Holdings common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) or, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to U.S. federal income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

  •
  the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met; or

  •
  CBOE Holdings is or has been a U.S. real property holding corporation (a "USRPHC, for U.S. federal income tax purposes (which we do not believe that we have been, currently are, or will become) at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of CBOE Holdings common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that CBOE Holdings common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Internal Revenue Code).

U.S. Federal Estate Tax

        Shares of CBOE Holdings common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

        Generally, CBOE Holdings must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty.

        Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

        U.S. backup withholding tax (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements.

        Under U.S. Treasury regulations, the payment of proceeds from the disposition of shares of CBOE Holdings common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of CBOE Holdings common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of CBOE Holdings common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

  •
  a U.S. person,

  •
  a "controlled foreign corporation" for U.S. federal income tax purposes,

  •
  a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business or

  •
  a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge (or reason to know) to the contrary).

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

        The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of CBOE Holdings common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of CBOE Holdings common stock.

COMPARISON OF RIGHTS PRIOR TO AND AFTER THE RESTRUCTURING TRANSACTION

        This section describes the material differences between the rights of holders of CBOE Seats prior to the restructuring transaction and the rights of holders of CBOE Holdings common stock after the restructuring transaction. If the restructuring transaction occurs, an owner of a CBOE Seat will give up his or her ownership in the CBOE, a Delaware non-stock, membership corporation, and become a stockholder of CBOE Holdings, a Delaware stock, for-profit holding company. As a result of the merger required to effect the restructuring, the CBOE will become a stock corporation and will be solely owned by CBOE Holdings. The common stock of CBOE Holdings that former holders of CBOE Seats will receive in the restructuring transaction will carry different rights than a CBOE Seat currently has.

        As part of approving the restructuring transaction, you will effectively be approving amendments to the CBOE's certificate of incorporation, Constitution and Rules, including the bylaws, which will become effective following the merger. These amendments will include technical amendments to the CBOE's current certificate of incorporation, Constitution and Rules, including the bylaws, to reflect differences in the corporation law applicable to the different types of organizations, such as non-stock vs. stock corporations as well as substantive amendments to eliminate reference to the Exercise Right and to revise our corporate and governance structure. In addition, as part of approving the restructuring transaction, you will be approving the certificate of incorporation and bylaws for CBOE Holdings. While the certificate of incorporation and bylaws of CBOE Holdings became effective prior to the time the merger becomes effective, the changes to the CBOE's certificate of incorporation, Constitution and Rules, including the bylaws, will become effective at the time the merger becomes effective.

        As part of the restructuring transaction, CBOE members will no longer have access rights to the CBOE's trading floor and other facilities as a part of their ownership interest in the CBOE. Rather members will have the opportunity to obtain trading permits that will entitle them to have access to the CBOE's trading facilities. Trading access will be separate from the former member's stock ownership. The right to trading access will be subject to dues and fees and will be subject to the suspension and termination rules comparable to those that currently apply to CBOE Seats. For more information on the terms and restrictions relating to trading access, please see "The Restructuring Transaction—Trading Permits" above.

        Owners of CBOE Seats should carefully consider the differences in the rights and obligations that will result from these changes in corporate structure before voting on the restructuring transaction.

        This section does not include a complete description of all differences among the rights of the CBOE members and the CBOE Holdings stockholders, nor does it include a complete description of their specific rights. Furthermore, the identification of some of the differences in these rights as material is not intended to indicate that other differences that may be equally important do not exist. All CBOE members are urged to read carefully the relevant provisions of the Delaware General Corporation Law, as well as the proposed forms of the CBOE amended and restated certificate of incorporation and bylaws (which forms are included as Annexes E and F, respectively, to this proxy statement and prospectus) and the form of CBOE Holdings amended and restated certificate of incorporation and bylaws that will be in effect upon completion of the restructuring transaction (which forms are included as Annexes C and D, respectively, to this proxy statement and prospectus).

        Copies of the current CBOE certificate of incorporation, Constitution and Rules are available to CBOE members at CBOE's website at www.CBOE.com or will be provided to you upon request. See "Where You Can Find More Information."

Equity Interests

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE:
•  The CBOE is a non-stock corporation without the authority to issue capital stock.

• The CBOE is authorized to issue CBOE memberships subject to board and membership approval. There are 930 CBOE Seats outstanding.
CBOE Holdings:
•  Common Stock. CBOE Holdings will be authorized to issue up to (i)             shares of unrestricted common stock, par value $0.01 per share, (ii)             shares of Class A common stock, par value $0.01 per share, (iii)               shares of Class A-1 common stock, $0.01 par value per share, (iv)              shares of Class A-2 common stock, $0.01 par value per share, and (v) up to             shares of Class B common stock, par value $0.01 per share. Immediately following the restructuring transaction, CBOE Holdings expects there to be approximately             shares of CBOE Holdings Class A common stock issued and outstanding,              shares of CBOE Holdings Class B common stock issued and outstanding and no unrestricted common stock issued and outstanding. The remaining authorized but unissued shares of common stock will be available for possible future issuance.

•  Preferred Stock. As of the effective time of the restructuring transaction, CBOE Holdings will be authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share. CBOE Holdings expects that no shares of preferred stock will be issued or outstanding immediately following completion of the restructuring transaction.

 CBOE:
• The CBOE will have the authority to issue a total of 1,000 shares of common stock, all of which will be issued and outstanding and owned by CBOE Holdings immediately following the restructuring transaction.

Ownership and Transfer of Equity Interests

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE:
•  Except as provided below, owners of CBOE Seats must transfer their seat pursuant to specified rules, including that any offer to sell must be submitted to CBOE's Membership Department and that any offers will be matched with bids by the CBOE's Membership Department as provided in the CBOE's Rules.

•  Owners of CBOE Seats may transfer their membership (i) to their spouse, brother, sister, parent, child, grandparent, or grandchild, (ii) to a successor entity of the transferring member, (iii) to an organization in which the transferring member will maintain an interest at least equal in value to the current market price of the membership or (iv) an individual or organization which is a partner or shareholder with a 50% or greater interest in the transferring member as part or all of a distribution of the transferor, in each case only if the transferee is approved as a member of the CBOE.

• No individual CBOE member may own or have registered for it more memberships than are reasonably necessary to carry on that member's CBOE activities.
CBOE Holdings
•  Interim Transfer Restrictions. Following the restructuring transaction and prior to any public offering, (i) transfers of shares Class A and Class B common stock may only take place through the agent designated by CBOE Holdings and through the broker or market designated by CBOE Holdings as the sole broker or market for such transfer, and (ii) if the CBOE Holdings board of directors determines to proceed with a public offering, the board may institute the lock-up restrictions provided in CBOE Holdings' certificate of incorporation with respect to the Class A and Class B common stock by issuing a press release to the effect that such transfer restrictions will commence on a date no earlier than 10 calendar days following the date of such announcement. If such an announcement is made, the Class A and Class B common stock shall remain subject to transfer restrictions until such shares are converted into shares of Class A-1 and A-2 common stock at the time of the closing of any such public offering.

•  IPO Lock-Up Restrictions. In the event CBOE Holdings engages in a public offering, the Class A and Class B common stock of CBOE Holdings automatically would be converted, effective at the time of the closing of such public offering, into shares of Class A-1 and Class A-2 common stock, which will be issued subject to "lock-up restrictions" under CBOE Holdings' certificate of incorporation. The lock-up restrictions would expire with respect to the Class A-1 and Class A-2 common stock on the 180th and 360th day, respectively, following the closing date of the public offering.

•  Subject to certain exceptions, during any applicable lock-up period, shares of CBOE Holdings common stock may not be directly or indirectly assigned, offered for sale, sold, transferred or otherwise disposed of. For a list of the applicable exceptions, please see "Description of CBOE Holdings Capital Stock—Transfer Restrictions on the Class A, Class A-1, Class A-2 and Class B Common Stock of CBOE Holdings" above.

•  The board of directors of CBOE Holdings may remove the transfer restrictions, in whole or part, at any time in its sole discretion.

Ownership and Transfer of Equity Interests

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE Holdings
•  No person, together with its related persons, may own, directly or indirectly, more than 10% of the outstanding shares of common stock of CBOE Holdings; provided that, following a public offering of CBOE Holdings common stock, if any, this limit would increase to 20%.

•  If any sale or transfer of shares in violation of the above restrictions occurs, then CBOE Holdings shall have the right to repurchase such shares at their par value.

•  All shares of Class A, Class B, Class A-1 and Class A-2 common stock must be registered in the name of the owner and may not be registered in the name of any nominee or broker.

 CBOE:
• All shares of the CBOE common stock will be issued to and owned by CBOE Holdings.

Voting Rights

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE:
• CBOE Voting Members in good standing and otherwise entitled to vote have a right to vote on matters presented to CBOE Members for their vote. A member is entitled to one vote, either in person or by proxy, for each membership that the member owns.

CBOE Holdings:
•  Holders of the Class A, Class A-1 and Class A-2 common stock of CBOE Holdings and the unrestricted common stock will be entitled to one vote per share.

•  The Class B common stock of CBOE Holdings shall have no voting privileges or rights of any kind except the Class B common stock shall have the right to vote (i) as required by Delaware General Corporation Law and (ii) on any proposed consolidation or merger of CBOE Holding with another entity, but only if such consolidation or merger would result in either (x) the consideration per share received by the holders of the Class A common stock being different than the consideration per share received by the holders of the Class B common stock, or (y) an amendment to the CBOE Holdings certificate of incorporation that affects the powers, designations, preferences and relative, participating, optional and other special rights, if any, and the qualifications, limitations and restrictions of the Class B common stock differently than such amendment affects the rights of the Class A common stock.

•  Subject to the rights, if any, of the holders of any series of preferred stock issued and subject to applicable law, holders of CBOE Holdings common stock other than the Class B common stock will have the right to vote on all matters upon which stockholders of CBOE Holdings are entitled to vote generally, including the election of directors, amendments to the certificate of incorporation, mergers, sales of all or substantially all of the corporate assets or property or dissolution.

•  No person, together with its related persons, may directly or indirectly or pursuant to any arrangement (i) vote or cause the voting (or non-voting) of shares or (ii) give any proxy with respect to shares representing more than 10% of the voting power of then issued and outstanding capital stock of CBOE Holdings; provided that, following a public offering of CBOE Holdings common stock, if any, this limitation shall increase to 20%.

 CBOE:
• All of the shares of the CBOE will be voted by CBOE Holdings, as the sole stockholder.

Quorum and Vote Required

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE:
•  A majority of the CBOE members entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of the members for the transaction of business.

•  Subject to provisions of Delaware law, the CBOE certificate of incorporation and/or Constitution requiring a higher vote, the act of CBOE members holding a majority of the membership interests present in person or represented at a meeting, assuming the presence of a quorum, constitutes the action of the members.

•  Under Delaware law and the CBOE's certificate of in corporation and/or Constitution, approval for a merger, amendment of the certificate of incorporation, sale of all or substantially all assets or dissolution requires the approval of CBOE members owning a majority of all membership interests in the CBOE.

• Directors are elected by a plurality of votes cast.

CBOE Holdings:
•  The holders of stock of CBOE Holdings representing a majority of the total votes entitled to be cast at a meeting, present in person or by proxy, constitute a quorum entitled to take action with respect to the vote on any matter.

•  Subject to any voting rights of holders of preferred stock, if any, and subject to provisions of Delaware law requiring a higher vote, the act of the holders of a majority of the voting shares present in person or represented at a meeting, assuming the presence of a quorum, constitutes the action of the stockholders.

•  Under Delaware law, approval of a merger, amendment of the certificate of incorporation, sale of all or substantially all assets or dissolution require the approval of a majority of the outstanding shares of CBOE Holdings.

•  Directors are elected by a plurality of votes cast.

 CBOE:
• Since the CBOE has only one stockholder, the approval of CBOE Holdings constitutes the action of the stockholder of the CBOE.

Dividends

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE:
•  Subject to Delaware law, CBOE members would be entitled to receive such dividends or other distributions out of funds legally available for those purposes, as may be declared by the board of directors of the CBOE.

• The CBOE has determined as a matter of corporate policy, however, not to pay dividends to its members.
CBOE Holdings:
•  Subject to Delaware law, holders of CBOE Holdings common stock will be entitled to receive such dividends or other distributions out of funds legally available for those purposes, as may be declared by the board of directors of CBOE Holdings, subject to the rights of holders, if any, of CBOE Holdings preferred stock.

•  Following the restructuring transaction and consistent with CBOE Holdings for-profit focus, CBOE Holdings may determine to declare dividends in the future, however, as of the date of this prospectus, the board of directors had not yet established a dividend policy.

 CBOE:
• Subject to Delaware law, CBOE Holdings, as sole stockholder of the CBOE, will be entitled to receive any dividends or other distributions declared by the board of directors of the CBOE.

Trading Rights

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE:
•  All persons and firms that qualify for membership under the CBOE rules and either own or lease a membership have trading privileges at the CBOE.

• CBOE members are responsible for paying dues and fees set out in the CBOE Fee Schedule.

CBOE Holdings:
•  The right to access the trading facilities of the CBOE will be provided through trading permits made available by the CBOE.

•  Trading permits will be subject to substantially the same rules and regulations that are applicable to memberships today.

•  Trading permits will not be leasable and will be non-transferable with limited exceptions.

•  Trading permits will be subject to fees to be established by the CBOE board of directors and specified in the CBOE Rules.

• Prior to the closing of the restructuring transaction, the CBOE will notify the CBOE members and other persons who have a right to a trading permit of the proposed closing date of the restructuring transaction. In addition, the CBOE will notify those persons who have a right to a trading permit of the terms and conditions of trading permits and will instruct current members as to how and when to notify the CBOE of their desire to receive a trading permit following the restructuring transaction.

Governance Structure—Board Composition

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE:
•  The board of directors is composed of 22 directors and the Chairman of the Board.

• In addition to the CEO, the board of directors consists of 11 public directors, four floor directors, four off-floor directors, two at-large directors and one lessor director.

CBOE Holdings:
•  The initial board of directors of CBOE Holdings will consist of 23 directors.

•  The initial board of directors will consist of the Chief Executive Officer and 22 other directors.

•  At all times no less than two-thirds of the directors on the board will be independent (as defined by the Board of the CBOE and consistent with the NYSE's or NASDAQ Stock Market's listing standards for independence).

 CBOE:
•  The initial board of directors of the CBOE will be identical to CBOE Holdings initial board of directors and will consist of 23 directors.

• The initial CBOE board of directors will consist of the Chief Executive Officer, non-industry directors (comprising at least a majority of the board) and industry directors (comprising at least 30% of the board).

Governance Structure—Terms and Term Limits

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE: • The 22 directors are divided into three classes serving staggered three-year terms. • There are no limitations on the number of terms a director may serve.

CBOE Holdings:
•  The CBOE Holdings board will not be classified.

•  Each director will serve a one-year term or until his or her successor is elected and qualified.

•  There is no limit on the number of terms a director may serve on either board.

 CBOE:
•  The CBOE and CBOE Holdings boards will have the same directors, each of whom will serve one-year terms.

• There is no limit on the number of terms a director may serve on either board.

Governance Structure—Action by Written Consent

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE: • Members may take action by written consent.	CBOE Holdings: • Members will not have the ability to take action by written consent. CBOE: • Members will not have the ability to take action by written consent.

Nominating and Governance Committee—Responsibilities and Composition

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE:
•  Nominees for directors and for positions on the Nominating Committee are selected by the Nominating Committee.

• The Nominating Committee is composed of 10 persons, who are elected to three-year terms by the CBOE members. The members of the Nominating Committee consist of four floor members, two firm members, two lessor members and two public members. Nominating Committee members are ineligible to run for reelection until three years following the expiration of their most recent term, except for those members whose most recent term was less than three years.

CBOE Holdings:
•  CBOE Holdings Nominating and Governance Committee will consist of at least five directors, all of whom must be independent directors.

•  Nominees for director will be selected by the CBOE Holdings Nominating and Governance Committee.

•  There are no term limits for individuals serving on the Nominating and Governance Committee.

 CBOE:
•  Nominees for director will be selected by the Nominating and Governance Committee.

•  The Nominating and Governance Committee will consist of both industry and non-industry directors and will have a total of five directors, at least a majority of whom at all times will be non-industry directors.

• The Industry-Director Subcommittee shall consist of all of the industry directors then serving on the Nominating and Governance Committee.

Nominating and Governance Committee—Candidate Section Process

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE:
•  Prior to nominating persons to fill positions on the board of directors or the Nominating Committee, the Nominating Committee must hold at least three meetings, at least two of which must be open to the CBOE membership.

•  The Nominating Committee must select nominees to fill positions with an obligation to have various interests of the CBOE membership represented on the board of directors and Nominating Committee.

• Nominations of candidates for election to the board or the Nomination Committee may be made by petition, signed by not less than 100 voting members of the exchange and filed by the applicable deadline.

CBOE Holdings:
•  The Nominating and Governance Committee of CBOE Holdings will nominate the directors to be submitted to the CBOE Holdings stockholders for election each year.

•  CBOE Holdings will agree, pursuant to the Voting Agreement attached to this prospectus as Annex I, that it will vote "for" the Representative Director nominees nominated by the Nominating and Governance Committee each year.

 CBOE:
•  The CBOE Nominating and Governance Committee will be the same committee as that at CBOE Holdings.

•  The Industry-Director Subcommittee of the Nominating and Governance Committee shall select industry directors representing at least 20% of the total number of directors serving on the board (the "Representative Directors").

•  Those industry directors not recommended by the Industry-Director Subcommittee shall be nominated by the full Nominating and Governance Committee.

•  If a petition election is held, the Nominating and Governance Committee must accept and nominate the individual(s) who receive the most votes in the petition election.

•  Holders of trading permits of the CBOE may nominate candidates for election to the Representative Director position(s) to be elected that year by submitting a petition signed by individuals representing not less than 10% of the total outstanding trading permits at that time.

• If one or more valid petitions are received, the CBOE shall conduct a petition election in which each holder of a trading permit of the CBOE shall have one vote with respect to each permit held by such member for each Industry Director position that is to be selected by the Industry-Director Subcommittee that year.

Petition Right

Before the Restructuring Transaction	After the Restructuring Transaction

CBOE:
•  Promptly upon the adoption of an amendment to the Rules, notice of the amendment shall be sent to each member of the exchange, and within 15 days after such notice has been given, 150 or more voting members may request in writing that a special meeting of members be held to vote upon whether the amendment to the Rules shall be approved. The notice of the meeting shall state that the approval of such a proposed amendment will be considered.

• Member may call a special meetings of members, upon the request in writing of 150 voting members, provided that such request shall state the purpose or purposes of the proposed meeting and the day and hour at which such meeting shall be held.
CBOE Holdings:
•  Holders of CBOE Holdings common stock will have the right to amend the bylaws of CBOE Holdings by the vote of the majority of the outstanding CBOE Holdings stock, subject to the rights, if any, of holders of CBOE Holdings preferred stock.

•  Holders of CBOE Holdings common stock will not have any right to vote on matters at the CBOE.

 CBOE:
• Holders of trading permits of the CBOE will not be stockholders of the CBOE and will therefore not have the right to vote on matters at the CBOE or other petition rights.

LEGAL MATTERS

        Schiff Hardin LLP, counsel for the CBOE and CBOE Holdings, has provided an opinion for CBOE Holdings regarding the validity of the shares of CBOE Holdings offered by this document. As described herein, Schiff Hardin LLP also has issued an opinion of counsel with respect to the tax consequences of the receipt by CBOE Holdings of the stock of the CBOE and the receipt by members of the CBOE of the common stock of CBOE Holdings. Schiff Hardin LLP has in the past represented the CBOE and its board of directors and in the future will represent the CBOE and CBOE Holdings and their respective boards of directors, including with respect to the tax aspects of the restructuring transaction.

EXPERTS

        The consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        As a result of the restructuring transaction, CBOE Holdings will become subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that CBOE Holdings files at the SEC's public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC's website at www.sec.gov. Copies of documents filed by CBOE Holdings with the SEC are also available on the CBOE website, www.CBOE.com, and at the offices of The Chicago Board Options Exchange, 400 South LaSalle Street, Chicago, Illinois 60605, (312) 786-5600 Attn: Jaime Galvan, Office of the Secretary.

        CBOE Holdings has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the CBOE Holdings common stock to be issued in the restructuring transaction. This document constitutes the prospectus of CBOE Holdings filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

ANNEX A

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED
AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS*

*
Prior to the completion of the restructuring transactions, CBOE Holdings has not begun doing business as a separate entity and, therefore, does not have its own set of financial statements. As a result, the financial statements included are those of the CBOE, which will continue to operate the exchange after the restructuring transactions as a subsidiary of CBOE Holdings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Chicago Board Options Exchange, Incorporated and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Chicago Board Options Exchange, Incorporated and Subsidiaries (the "Exchange") as of December 31, 2008 and 2007, and the related consolidated statements of income, members' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Exchange's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Exchange is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Exchange's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Exchange as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 27, 2009

 Chicago Board Options Exchange, Incorporated and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2008, 2007 and 2006

(in thousands)	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006

Revenues:
Transaction fees	$342,516	$270,935	$186,285
Other member fees	27,529	26,468	22,270
Options Price Reporting Authority income	19,989	18,892	19,965
Regulatory fees	11,000	14,346	13,817
Investment income	6,998	8,031	4,743
Other	15,749	13,629	10,906

Total Revenues	423,781	352,301	257,986

Expenses:
Employee costs	83,140	83,538	79,782
Depreciation and amortization	25,633	25,338	28,189
Data processing	20,556	19,612	19,078
Outside services	27,370	23,374	20,455
Royalty fees	35,243	28,956	23,552
Trading volume incentives	15,437	5,108	2,186
Travel and promotional expenses	10,483	9,640	7,209
Facilities costs	4,045	4,306	4,281
Net loss from investment in affiliates	882	939	757
Impairment of investment in affiliate and other assets	0	0	121
Other	7,585	11,539	349

Total Expenses	230,374	212,350	185,959

Income Before Income Taxes	193,407	139,951	72,027

Provision for Income Taxes:
Current	78,325	57,724	34,495
Deferred	(206)	(941)	(4,576)

Total Provision for Income Taxes	78,119	56,783	29,919

Net Income	$115,288	$83,168	$42,108

See notes to consolidated financial statements

 Chicago Board Options Exchange, Incorporated and Subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2007

(in thousands)	Year Ended Dec 31, 2008	Year Ended Dec 31, 2007

Assets
Current Assets:
Cash and cash equivalents	$281,423	$181,425
Cash equivalents—restricted funds	26,157	4,249
Accounts receivable—net allowances of $43 and $184	29,478	28,802
Marketing fee receivable	7,903	8,256
Income taxes receivable	9,447	0
Prepaid medical benefits	2,367	2,517
Other prepaid expenses	3,899	2,780
Other current assets	551	555

Total Current Assets	361,225	228,584

Investments in Affiliates	5,699	8,104

Land	4,914	4,914

Property and Equipment:
Construction in progress	19,394	405
Building	58,980	58,015
Furniture and equipment	195,855	180,302
Less accumulated depreciation and amortization	(189,295)	(174,375)

Total Property and Equipment—Net	84,934	64,347

Other Assets:
Software development work in progress	14,926	10,320
Data processing software and other assets (less accumulated amortization—2008, $85,100; 2007, $75,462)	24,441	25,426

Total Other Assets—Net	39,367	35,746

Total	496,139	341,695

Liabilities and Members' Equity
Current Liabilities:
Accounts payable and accrued expenses	55,137	35,414
Marketing fee payable	9,326	9,472
Deferred revenue	26,379	9,014
Post-retirement medical benefits	86	88
Income taxes payable	0	633

Total Current Liabilities	90,928	54,621

Long-term Liabilities:
Post-retirement medical benefits	1,316	1,324
Income taxes payable	3,055	0
Deferred income taxes	19,180	19,383

Total Long-term Liabilities	23,551	20,707

Commitments and Contingencies (See Note 7)

Total Liabilities	114,479	75,328

Members' Equity:
Memberships	19,574	19,574
Additional paid-in-capital	2,592	2,592
Retained earnings	360,318	245,030
Accumulated other comprehensive loss	(824)	(829)

Total Members' Equity	381,660	266,367

Total	$496,139	$341,695

See notes to consolidated financial statements

 Chicago Board Options Exchange, Incorporated and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006

(in thousands)	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006

Cash Flows from Operating Activities:
Net Income	$115,288	$83,168	$42,108
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	25,633	25,338	28,189
Other amortization	23	(422)	(67)
Provision for deferred income taxes	(206)	(941)	(4,576)
Interest expense on post-retirement benefit obligation	86	74	0
Equity in loss of affiliates	882	939	757
Impairment of investment in affiliates and other assets	0	0	121
Loss on sale of HedgeStreet Inc.	0	3,607	0
Loss (gain) on disposition of property	195	(203)	0
Changes in assets and liabilities:
Accounts receivable	(676)	(964)	(6,117)
Marketing fee receivable	353	(757)	(3,865)
Income taxes payable (receivable)	(7,025)	1,396	(1,531)
Prepaid expenses	(969)	659	415
Other current assets	4	240	(132)
Deferred income taxes	0	0	42
Accounts payable and accrued expenses	14,226	(1,422)	10,160
Marketing fee payable	(146)	1,481	2,369
Deferred revenue	17,365	4,790	(269)
Post-retirement benefit obligations	(88)	(38)	0
Membership transfer and other deposits	0	(1,750)	1,750
Net Cash Flows from Operating Activities	164,945	115,195	69,354
Cash Flows from Investing Activities:
Sales of investments available for sale	0	20,000	0
Purchase of investments available for sale	0	0	(19,511)
Restricted funds—temporary access fees	(21,908)	(4,249)	0
Capital and other assets expenditures	(43,816)	(32,095)	(28,700)
Proceeds from disposition of property	105	0	0
Sale of NSX certificates of proprietary membership, net of fees	1,500	0	3,000
Investment in affilates	0	(13)	(5,208)
HedgeStreet investment recovery	0	193	0
Membership purchase	0	0	(1,360)
Net Cash Flows from Investing Activities	(64,119)	(16,164)	(51,779)
Cash Flows from Financing Activities:
Payments for debt issuance costs	(828)	0	0
Chicago Board of Trade exercise right purchases	0	(126)	(135)
Net Cash Flows from Financing Activities	(828)	(126)	(135)
Net Increase in Cash and Cash Equivalents	99,998	98,905	17,440
Cash and Cash Equivalents at Beginning of Period	181,425	82,520	65,080
Cash and Cash Equivalents at End of Period	$281,423	$181,425	$82,520
Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes	$85,345	$56,328	$35,981
Non-cash activities:
Sale of membership shares by OneChicago	$0	$0	$4,320
Change in post-retirement benefit obligation	$(8)	$106	$1,270
Unpaid liability to acquire equipment and software	$6,285	$841	$3,010

See notes to consolidated financial statements

 Consolidated Statements of Members' Equity
Chicago Board Options Exchange, Incorporated and Subsidiaries
Years ended December 31, 2008, 2007 and 2006

(in thousands)	Members' Equity	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members' Equity

Balance—December 31, 2005	$20,934	$0	$119,974	$0	$140,908

Net income			42,108		42,108
Impact of adoption of FAS 158—net of tax of $505				(765)	(765)

Comprehensive income					41,343
CBOT exercise right purchased—net of tax benefits of $41			(94)		(94)
Sale of membership shares by OneChicago—net of $1,728 deferred taxes		2,592			2,592
Membership purchase	(1,360)				(1,360)

Balance—December 31, 2006	$19,574	$2,592	$161,988	$(765)	$183,389

Net income			83,168		83,168
Post-retirement benefit obligation adjustment—net of tax benefits of $42				(64)	(64)

Comprehensive income					83,104
CBOT exercise right purchased			(126)		(126)

Balance—December 31, 2007	$19,574	$2,592	$245,030	$(829)	$266,367

Net income			115,288		115,288
Post-retirement benefit obligation adjustment—net of tax of $3				5	5

Comprehensive income					115,293

Balance—December 31, 2008	$19,574	$2,592	$360,318	$(824)	$381,660

See notes to consolidated financial statements

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        For the years ended December 31, 2008, 2007 and 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Business—The Chicago Board Options Exchange, Incorporated ("CBOE") is a registered securities exchange, subject to oversight by the Securities and Exchange Commission. CBOE's principal business is providing a marketplace for the trading of options on individual equities, exchange-traded funds and equity indexes.

        Basis of Presentation—The consolidated financial statements include the accounts and results of operations of CBOE and its wholly-owned subsidiaries, Chicago Options Exchange Building Corporation, CBOE, LLC, CBOE II, LLC ("CBOE II"), Market Data Express, LLC and CBOE Futures Exchange, LLC ("CFE"). All significant inter-company balances and transactions have been eliminated in consolidation. Certain 2007 and 2006 amounts have been reclassified to conform to current year presentation.

        Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and reported amounts of revenues and expenses. On an on-going basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

        Revenue Recognition—CBOE's principal sources of revenue are transaction fees, other member fees, Options Price Reporting Authority Income ("OPRA") and regulatory fees. Transaction fee revenue is considered earned upon the execution of a trade and is recognized on a trade date basis. Transaction fee revenue is presented net of applicable volume discounts. In the event members pay for services in a lump-sum, revenue is recognized as services are provided. Other member fee revenue is recognized during the period the service is provided. OPRA is a committee administered jointly by the seven options exchanges and is authorized by the Securities and Exchange Commission to provide consolidated options information. OPRA income is allocated based upon the individual exchanges relative volume of total transactions. CBOE receives estimates of OPRA's distributable revenue which is accrued on a monthly basis (See Note 3). Regulatory fees previously were predominately received in December and were amortized to coincide with the services rendered. Deferred revenue typically represents amounts received by the CBOE for which services have not been provided (See Note 10).

        Cash and Cash Equivalents—Cash and cash equivalents, excluding cash equivalents-restricted funds, include highly liquid investments with maturities of three months or less from the date of purchase. Cash equivalents—restricted funds represent temporary membership access fees held in an escrow account, pending the final outcome of certain legal matters (See Note 10). Cash equivalents—restricted funds are reported as a separate line item in the Consolidated Balance Sheets and are not included as cash and cash equivalents in the Consolidated Statements of Cash Flows.

        Effective January 1, 2008, CBOE adopted SFAS No. 157, "Fair Value Measurements" which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. SFAS No. 157 applies to financial and non-financial instruments that are measured and reported on a fair value basis. SFAS No. 157 creates a consistent method of calculating fair value measurements to address non-comparability of financial statements containing fair value measurements utilizing different definitions of fair value. SFAS No.157 describes three levels of inputs which are used to measure fair value. Below is a brief summary of the three levels:

  •
  Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.

  •
  Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.

  •
  Level 3—Unobservable inputs which reflect management's best assumptions of what market participants would use in valuing the asset or liability.

        The adoption of SFAS No. 157 did not have a significant impact on CBOE's financial position and results of operations largely due to CBOE's financial instruments being comprised of cash and cash equivalents and cash equivalents-restricted funds which are categorized as Level 1.

        SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying values of financial instruments included in assets and liabilities are reasonable estimates of their fair value due to their short-term nature.

        Investments—All investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income within members' equity in accordance with Statement of Financial Accounting Standards ("SFAS"), No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

        Accounts Receivable—Accounts receivable consist primarily of transaction, marketing and other fees receivable from The Options Clearing Corporation ("OCC"), and CBOE's share of distributable revenue receivable from OPRA.

        Investments in Affiliates—Investments in affiliates represent investments in OCC, OneChicago, LLC ("OneChicago"), The National Stock Exchange ("NSX"), HedgeStreet, Inc. ("HedgeStreet") and CBOE Stock Exchange, LLC ("CBSX").

        The investment in OCC (20% of its outstanding stock) is carried at cost because of the CBOE's inability to exercise significant influence.

        CBOE owned 8,424 shares of Class A stock (4.82% of the total outstanding) and 19,656 shares of Class B stock (100% of the total outstanding) of NSX as of December 31, 2008. As of July 1, 2006, CBOE began accounting for the investment in NSX using the cost method due to the inability to exercise significant influence as NSX reacquired stock from CBOE and sold additional stock to new investors, thereby diluting CBOE's ownership percentage (See Note 2).

        CBOE accounts for the investment in OneChicago (approximately 24% of its outstanding stock as of December 31, 2008) under the equity method due to the lack of effective control over operating and financing activities.

        CBOE II previously owned 17.6% of HedgeStreet capital stock carried at cost due to the inability of CBOE II to exercise significant influence. On December 6, 2007, HedgeStreet completed a merger, resulting in the transfer of all company assets and operations to IG Group and the sale of CBOE II's equity in HedgeStreet (See Note 2).

        CBOE accounts for the investment in CBSX under the equity method due to the lack of effective control over operating and financing activities. CBOE received a 50% share in CBSX in return for non-cash property contributions.

        Investments in affiliates are reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the CBOE would recognize a loss for the difference between the carrying amount and the estimated fair value of the equity method investment.

        Property and Equipment—Property and equipment are carried at cost, net of accumulated depreciation. Depreciation on building, furniture and equipment is provided on the straight-line method. Estimated useful lives are 40 years for the building and five to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases.

        CBOE's long-lived assets are subject to impairment testing in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The impairment testing requires management to estimate the fair value of the assets and record an impairment loss for the excess of the carrying value over the fair value. In estimating the fair value, management must make assumptions and projections regarding such items as future economic benefits of the assets, historical or future probability measurements, as well as other external market conditions or factors that may be present. Such assumptions are subject to change as a result of changing economic and competitive conditions.

        Data Processing Software & Software Development Work in Progress—Data processing software and software development work in progress during the application development stage are capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and are carried at cost. Projects are monitored during the development stage to ensure compliance with SOP 98-1 and accordance with project objectives. Upon completion the projects are placed in service as intended. Data processing software is amortized over five years using the straight-line method commencing with the date the software is placed in service. Data processing software and software development work in progress are included as part of total other assets-net in the Consolidated Balance Sheet.

        Income Taxes—Income taxes are determined using the liability method, under which deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. The effective tax rate may vary from year to year based on changes to tax rates and regulations. CBOE files tax returns for federal, state and local income tax purposes. In 2005, CBOE converted from a June 30 fiscal year end to a fiscal year that ends on December 31.

        Recent Accounting Pronouncements—In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," which permits, at specified election dates, measurement of eligible items at fair value. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value with changes in fair value recorded in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted provided that SFAS No. 157 is concurrently adopted. CBOE did not select the fair value option for any assets and liabilities currently held, and therefore, the adoption of SFAS No. 159 did not have an impact on CBOE's financial position and results of operations.

        In December 2007, the FASB issued SFAS No. 141R (revising FASB No. 141), "Business Combinations." SFAS No. 141R changed the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development costs and restructuring cost. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. Beginning January 1, 2009, CBOE will adopt the provisions of Statement No. 141R for applicable business combinations, but the effect is dependent upon acquisitions consummated on or after the effective date of the statement.

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements," amending Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and establishing new standards that will govern accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS No. 160 requires that: (1) non-controlling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the non-controlling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The adoption of SFAS No. 160 is not expected to have an impact on CBOE's financial position or results of operations.

2. INVESTMENT IN AFFILIATES

        CBOE and NSX executed a Termination of Rights Agreement ("TORA") on September 27, 2004. The TORA provided that NSX will purchase from CBOE 153 (94%) of the NSX certificates of proprietary membership then owned by CBOE for a total of $11.0 million over a period of four years from the anniversary of the initial closing date, subject to NSX minimum working capital levels after deducting the cost of buying the certificates. The TORA provided for CBOE to ultimately retain nine certificates of proprietary membership (10% of the total outstanding certificates of proprietary membership). The initial closing transaction was held on January 18, 2005. On this date, CBOE surrendered 69 certificates of proprietary membership, and NSX paid $5.0 million to CBOE. CBOE also gave up three of six seats on the NSX Board on the date of the initial closing. CBOE's percentage of ownership of the remaining NSX outstanding certificates of proprietary membership was reduced to 54.7% after of the initial closing. During March 2006, CBOE exercised its first put right under the TORA. CBOE surrendered an additional 21 certificates of proprietary membership, and NSX paid CBOE $1.5 million. CBOE's percentage of ownership of the remaining NSX outstanding certificates of proprietary membership was reduced to 48.3% after exercise of its first put right in March 2006. During June 2006, NSX converted from a membership organization to a stock-based corporation. In the demutualization, the certificates of proprietary membership held by CBOE were converted to 8,424 shares (9.96%) of Class A voting stock of National Stock Exchange Holdings, Inc. ("NSX Holdings"), and 58,968 shares (100%) of Class B non-voting stock of NSX Holdings. During September 2006, NSX issued a total of 87,010 Class A voting common stock to six investors. CBOE did not invoke its anti-dilution rights and as a result, CBOE's ownership percentage of Class A voting common stock was reduced to 4.98%. Also during September 2006, NSX exercised a call pursuant to the TORA and purchased 19,656 shares of Class B stock and paid CBOE $1.5 million. At December 31, 2006 and 2007, CBOE's investment in NSX was $3.7 million which consisted of 8,424 Class A voting shares and 39,312 Class B non-voting shares. CBOE's representation on the NSX board decreased to one representative as a result of this decrease in ownership percentage of NSX by CBOE. During January 2008, CBOE exercised a put pursuant to the TORA and surrendered 19,656 shares of Class B stock, resulting in a payment to CBOE of $1.5 million. CBOE's investment in NSX was reduced to $2.2 million which consisted of 8,424 Class A voting shares and 19,656 Class B non-voting shares which represents CBOE's investment in NSX at December 31, 2008.

        CBOE, Interactive Brokers Group, LLC ("IBG") and the CME Group, Inc. are partners in OneChicago, a joint venture created to trade single stock futures. Certain OneChicago employees also have minority interests in the joint venture. OneChicago is a for-profit entity with its own management and board of directors, and is separately organized as a regulated exchange. On March 15, 2006, IBG made an investment for a 40% interest in OneChicago. As a result, CBOE's ownership decreased from approximately 40% to 24%. CBOE contributed $1.2 million in capital to OneChicago during the year ended December 31, 2006 and made no capital contributions for the 2007 and 2008 fiscal years. At December 31, 2008 and 2007, CBOE's investment in OneChicago was $3.2 million and $4.1 million, respectively. CBOE had a receivable due from OneChicago of $1.1 million and $0.8 million at December 31, 2008 and 2007, respectively.

        CBOE II invested $3.8 million in HedgeStreet during 2006 and owned 17.6% of HedgeStreet common and preferred shares. CBOE II held one of six HedgeStreet board seats. On December 6, 2007, HedgeStreet, Inc. completed a merger resulting in the transfer of all company assets and operations to IG Group. CBOE II received $0.2 million for the initial payment from the sale of CBOE II's equity investment to IG Group and recognized a loss of $3.6 million. A potential maximum second payment of $0.1 million was held in escrow for a period of one year to address any additional HedgeStreet claims. CBOE II received the final payment of $0.1 million in February 2009.

        CBSX trading operations began March 5, 2007. CBOE holds four of nine seats on the CBSX Board of Directors. CBOE received a 50% share in CBSX in return for non-cash property contributions representing a license to use the CBOEdirect trading engine during the term of the company, a license to use the name CBOE Stock Exchange, LLC and acronym CBSX in connection with the conduct of CBSX business, and a license to use the business plan and operations manual for the conduct of CBSX business, as developed by CBOE, for the term of the company. Since CBOE's investment in CBSX was mainly non-cash assets, CBOE's investment reflected CBOE's share of organizational costs totaling $0.2 million. CBOE's equity in 2007 CBSX loss was recognized in the investment balance until the balance reached zero. As a result, the equity method was suspended during 2007 and will remain so until life-to-date profits are realized.

3. RELATED PARTIES

        CBOE collected transaction and other fees of $493.2 million, $401.1 million and $298.9 million in the years ended December 31, 2008, 2007 and 2006, respectively, by drawing on accounts of CBOE's members held at OCC. The amounts collected included $131.9 million, $125.0 million and $96.5 million, respectively, of marketing fees during the years ended December 31, 2008, 2007 and

2006. CBOE had a receivable due from OCC of $31.3 million and $29.4 million at December 31, 2008 and 2007, respectively.

        CBOE incurred re-billable expenses on behalf of NSX for expenses such as employee costs, computer equipment and office space of $1.2 million and $2.9 million during the years ended December 31, 2007 and 2006, respectively. CBOE had a receivable from NSX of $0.2 million at December 31, 2007.

        OPRA is a committee administered jointly by the seven options exchanges and is authorized by the Securities and Exchange Commission to provide consolidated options information. This information is provided by the exchanges and is sold to outside news services and customers. OPRA's operating income is distributed among the exchanges based on their relative volume of total transactions. Operating income distributed to CBOE was $20.0 million, $18.9 million and $20.0 million during the years ended December 31, 2008, 2007 and 2006, respectively. CBOE had a receivable from OPRA of $5.2 million and $4.5 million at December 31, 2008 and 2007, respectively.

        CBOE incurred re-billable expenses on behalf of CBSX for expenses such as employee costs, computer equipment and software of $2.3 million, $2.6 million and $2.4 million during the years ended December 31, 2008, 2007 and 2006, respectively. These amounts are included as a reduction of the underlying expenses. CBOE had a receivable from CBSX of $0.1 million and $0.6 million at December 31, 2008 and 2007, respectively.

        CBOE provided hosting and joint marketing services for HedgeStreet in 2008, 2007 and 2006 in the amounts of $0.1 million, $0.3 million and $0.1 million, respectively.

        CBOE incurred administrative expenses of $0.1 million or less for its affiliate, the Chicago Board Options Exchange Political Action Committee (the "Committee"), during the years ended December 31, 2008, 2007 and 2006. The Committee is organized under the Federal Election Campaign Act as a voluntary, not-for-profit, unincorporated political association. The Committee is empowered to solicit and accept voluntary contributions from members and employees of CBOE and to contribute funds to the election campaigns of candidates for federal offices.

        Options Regulatory Surveillance Authority ("ORSA") is responsible for conducting insider trading investigations related to options on behalf of all options exchanges. In June 2006, the Securities and Exchange Commission approved a plan entered into by the options exchanges and CBOE was chosen as the Regulatory Services Provider. CBOE incurred re-billable expenses on behalf of ORSA for expenses such as employee costs, occupancy and operating systems of $1.8 million, $1.5 million and $0.9 million during the years ended December 31, 2008, 2007 and 2006, respectively. These amounts are included as a reduction of the underlying expenses. CBOE had a receivable due from ORSA of $0.5 million and $0.8 million at December 31, 2008 and 2007, respectively.

4. SETTLEMENT AGREEMENT

        On August 23, 2006, CBOE and its directors were sued in the Court of Chancery of the State of Delaware, by the Chicago Board of Trade ("CBOT"), Chicago Board of Trade Holdings Inc., ("CBOT Holdings") the parent corporation of CBOT, and two members of the CBOT who purported to represent a class of individuals who claim that they were, or had the right to become, members of CBOE pursuant to the Exercise Right (See Note 7). The plaintiffs sought a judicial declaration that

Exercise Member Claimants were entitled to receive the same consideration in any proposed restructuring transaction involving CBOE as all other CBOE members, and the plaintiffs also sought an injunction to bar CBOE and CBOE's directors from issuing any stock to CBOE members as part of a proposed restructuring transaction, unless the Exercise Member Claimants received the same stock and other consideration as other CBOE members.

        After two years of litigating issues in Delaware, on August 20, 2008, CBOE entered into a Stipulation of Settlement ("Settlement Agreement") with the plaintiffs pursuant to which the plaintiffs agreed to dismiss the pending action in Delaware, with prejudice, in exchange for the settlement consideration. The Settlement Agreement was preliminarily approved by the Delaware court on August 22, 2008. The following summary addresses the material terms of the Settlement Agreement.

        The Settlement Agreement calls for a non-opt out settlement class, which means that anyone in the settlement class is bound by the Settlement Agreement and does not have the right to pursue separate claims against CBOE. The settlement class consists of two groups: Group A and Group B. Group A is defined as all persons who, prior to August 22, 2008, simultaneously owned or possessed at least one CBOT B-1 membership, at least one Exercise Right Privilege ("ERP") and at least 27,338 shares of CBOT stock or, after the Chicago Mercantile Exchange ("CME") acquisition of CBOT, 10,251.75 shares of CME Group stock. Group B is defined as all persons who owned an ERP as of 5:00 p.m., central time, on October 14, 2008, and are not members of Group A and their transferees and assigns. In order to receive a payment from the Group B settlement consideration, members of Group B must have met certain other eligibility and procedural criteria contained in the Settlement Agreement.

        The agreement was approved by CBOE members on September 17, 2008 and is pending approval by the Delaware Court. Under this agreement, qualifying members of the plaintiff class would receive an 18 percent equity interest in a CBOE demutualization plus a cash payment of $300 million, subject to caps. Group A would receive: (1) a pro rata share of the 18% equity pool for each qualifying package and (2) a pro rata share, capped at $600,000 to each Group A member, of the remaining $300 million cash pool not absorbed by Group B. Group B would receive: $250,000 for each ERP owned on the eligibility date, October 14, 2008. CBOE will retain any portion of the cash pool that is not distributed due to the cap.

        When demutualization occurs, CBOE will record the transactions identified above as a reduction of Members' Equity.

5. LEASE AND OTHER OBLIGATIONS

        CBOE leases facilities with lease terms remaining from 6 months to 56 months as of December 31, 2008. Total rent expense related to these lease obligations for the years ended December 31, 2008, 2007 and 2006 were $2.2 million, $0.5 million and $0.6 million, respectively. In addition, CBOE has contractual obligations related to certain advertising programs and licensing agreements with various licensors. The licensing agreements contain annual minimum fee requirements which total $16.9 million for the next five years and $3.8 million for the five years thereafter. Future minimum payments under these non-cancelable lease and advertising agreements are as follows at December 31, 2008 (in thousands):

Year	Operating Leases	Other Obligations	Total

2009	$2,571	$1,639	$4,210
2010	2,024	1,292	3,316
2011	1,748	1,370	3,118
2012	1,492	1,452	2,944
2013	177	0	177

Total	$8,012	$5,753	$13,765

6. EMPLOYEE BENEFITS

        Eligible employees participate in the Chicago Board Options Exchange SMART Plan ("SMART Plan"). The SMART Plan is a defined contribution plan, which is qualified under Internal Revenue Code Section 401(k). CBOE contributed $4.1 million, $4.3 million and $4.0 million to the SMART Plan for the years ended December 31, 2008, 2007 and 2006, respectively.

        Eligible employees may participate in the Supplemental Employee Retirement Plan ("SERP"), and Deferred Compensation Plan. The SERP and Deferred Compensation Plan are defined contribution plans that are nonqualified by Internal Revenue Code regulations. CBOE contributed $1.9 million, $2.2 million and $1.3 million to the SERP for the years ended December 31, 2008, 2007 and 2006, respectively.

        CBOE also has a Voluntary Employees' Beneficiary Association ("VEBA"). The VEBA is a trust, qualifying under Internal Revenue Code Section 501(c)(9), created to provide certain medical, dental, severance and short-term disability benefits to employees of CBOE. Contributions to the trust are based on reserve levels established by Section 419(a) of the Internal Revenue Code. During the years ended December 31, 2008, 2007 and 2006, CBOE contributed $5.1 million, $5.1 million and $5.3 million, respectively, to the trust.

        CBOE has a postretirement medical plan for certain current and former members of senior management. In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires the overfunded or underfunded status of a defined benefit postretirement plan to be recognized on the balance sheet and changes in that funded status to be recognized in Accumulated Other Comprehensive Income. The adoption of SFAS No. 158 in 2006 had no effect on the computation of net periodic benefit expense for CBOE's postretirement benefits. CBOE recorded immaterial postretirement benefits expense for the year ended December 31, 2008 resulting from the amortization of accumulated actuarial expense included in Accumulated Other Comprehensive Loss at December 31, 2008.

7. COMMITMENTS AND CONTINGENCIES

        CBOE is currently a party to the following legal proceedings:

Litigation with Respect to the Restructuring Transaction

        On August 23, 2006, CBOE and its directors were sued in the Court of Chancery of the State of Delaware, by CBOT, CBOT Holdings and two members of the CBOT who purport to represent a class of individuals ("Exercise Member Claimants") who claim that they were, or had the right to become, members of CBOE pursuant to the Exercise Right granted to CBOT members in paragraph (b) of Article Fifth of the CBOE's certificate of incorporation. Plaintiffs sought a judicial declaration that class members were entitled to receive the same consideration in CBOE's restructuring transaction as all other CBOE members, and plaintiffs also sought an injunction to bar CBOE and CBOE's directors from issuing any stock to CBOE seat owners as part of the restructuring transaction, unless class members received the same stock and other consideration as other CBOE seat owners.

        On October 17, 2006 CBOT Holdings announced its intention to merge with and into CME Holdings (the "CME/CBOT Transaction"). In response to that announcement, CBOE determined that the proper interpretation of Article Fifth(b) was that, upon the closing of the CME/CBOT Transaction, no one would qualify as a CBOT "member" for purposes of Article Fifth(b) and therefore no one would be eligible to become or remain an Exercise Member of CBOE. CBOE submitted its interpretation (the "Eligibility Rule Filing") for review and approval by the SEC on December 12, 2006, as required because of CBOE's status as a national securities exchange, and CBOE amended that submission on January 16, 2007. On January 4, 2007, plaintiffs filed a second amended complaint that challenged CBOE's interpretation of Article Fifth(b). On January 11, 2007, plaintiffs submitted a motion for partial summary judgment on their claims. On January 16, 2007, CBOE and the director defendants moved to dismiss the second amended complaint to the extent it challenged CBOE's interpretation, on the ground that the SEC's jurisdiction to consider such interpretations of Article Fifth(b) preempts any state law challenge to that interpretation.

        On February 22, 2007, CBOE and the other defendants filed a brief in support of their motion to dismiss (on the ground of federal preemption) any complaint about CBOE's Eligibility Rule Filing and to stay consideration of any other issues in the complaint. On May 30, 2007, the Court heard argument on defendants' motion to dismiss and plaintiffs' motion for partial summary judgment.

        On July 20, 2007, CBOT and the other plaintiffs filed a motion requesting that the Court enter a temporary restraining order prohibiting CBOE from implementing or enforcing an interpretation of Rule 3.19 (the "Interim Access Interpretation"). That interpretation had temporarily extended membership status to persons who were Exercise Member Claimants on specified dates close to the closing of the CME/CBOT Transaction, and the interpretation further provided for that temporary membership status during the period beginning with the closing of the CME/CBOT Transaction and ending when the SEC took action on CBOE's Eligibility Rule Filing. The Interim Access Interpretation went into effect upon its filing. On August 3, 2007, the Court denied the motion for a temporary restraining order.

        On August 3, 2007, in response to defendants' motion to dismiss or for a stay, the Court stayed further litigation until the SEC took final action on CBOE's Eligibility Rule Filing. The Court retained jurisdiction over any contract and property claims, and over any "economic rights," that might remain at issue after the SEC's action.

        On August 23, 2007, following the Court's denial of the request for injunctive relief with respect to the Interim Access Interpretation, plaintiffs filed a comment letter with the SEC requesting that the SEC abrogate that rule interpretation. CBOE opposed this request. The 60-day abrogation period set forth in Section 19 of the Exchange Act expired on August 31, 2007 without the SEC taking any action to abrogate. As a result, the Interim Access Interpretation remained in effect pending SEC action on the Eligibility Rule Filing.

        On September 10, 2007, CBOE filed another interpretation of CBOE Rule 3.19 (the "Continued Membership Interpretation"), which was effective on filing although it was to become operational only upon the SEC's approval of the Eligibility Rule Filing. Under this new interpretation, the temporary membership status of persons whose membership status had been extended under the original Interim Access Interpretation would continue in effect after the SEC's approval of the Eligibility Rule Filing. CBOT and others requested that the SEC abrogate the Continued Membership Interpretation rule filing, but the 60-day abrogation period set forth in Section 19 of the Exchange Act expired without the SEC taking any action to abrogate. As a result, the Continued Membership Interpretation remains in effect.

        On October 2, 2007, CBOT and the other plaintiffs filed a motion requesting that the Court lift the stay to allow them to file a third amended complaint and to begin discovery. CBOE filed its opposition to that motion on October 5, 2007. On October 10, 2007, the Court denied plaintiffs' motion to lift the stay because it found that the future course of the litigation, if any, would likely be influenced in significant part by the action taken by the SEC on the Eligibility Rule Filing.

        On January 15, 2008, the SEC issued a final order approving the Eligibility Rule Filing. The SEC recognized that "the actions of the CBOT necessitated CBOE's interpretation of Article Fifth(b) to clarify whether the substantive rights of a former CBOT member would continue to qualify that person as a 'member of [the CBOT]' pursuant to Article Fifth(b) in response to changes in the ownership of the CBOT."

        Plaintiffs filed a third amended complaint on February 6, 2008. Plaintiffs' essential claims remained the same, although plaintiffs alleged in their new complaint that the adoption of the Interim Access Interpretation damaged so-called CBOT full members in their capacity as owners and lessors of such memberships and that CBOE's Board of Directors was dominated by interested directors when it approved the Eligibility Rule Filing, the Interim Access Interpretation and the Continued Membership Interpretation. On February 7, 2008, CBOE moved for summary judgment in its favor on all counts, based principally on the SEC's approval of CBOE's rule interpretation, in the Eligibility Rule Filing, that no person qualifies to become or remain an exercise member of CBOE pursuant to Article Fifth(b) following the CME/CBOT Transaction. CBOE and the other defendants filed their answer to plaintiffs' third amended complaint on March 11, 2008.

        On March 14, 2008, CBOT and two CBOT members appealed to the United States Court of Appeals for the District of Columbia from the SEC order that approved the Eligibility Rule Filing, and CBOE was granted leave to intervene in that appeal. The Court of Appeals subsequently ruled that further proceedings in that appeal would be held in abeyance pending either the resolution of the issues pending in the Delaware Court or the consummation of the settlement discussed below.

        On March 19, 2008, plaintiffs submitted a renewed motion for partial summary judgment to the Delaware Court. Plaintiffs requested a declaratory judgment that the CME/CBOT Transaction did not extinguish the exercise right eligibility of "Eligible CBOT Full Members" and that "Eligible CBOT Full Members" are entitled to receive the same consideration that would be provided to CBOE's seat owners in connection with any CBOE demutualization.

        On April 21, 2008, in order to simplify the issues before the Court and to narrow the scope of the discovery practice prior to the Court's ruling on the parties' summary judgment motions, CBOE and the other defendants filed an amended motion for partial summary judgment that excluded plaintiffs' state law claims related to the Interim Access Interpretation and the Continued Membership Interpretation. Among other grounds, CBOE's amended motion argued that, pursuant to the doctrine of federal preemption, the SEC's approval eliminated the foundation of the state law claims asserted by plaintiffs regarding the Eligibility Rule Filing. Briefing on the cross-motions for summary judgment was completed on May 12, 2008, and argument was scheduled on those motions for June 4, 2008.

        On June 2, 2008, two days before the Delaware Court was to hear argument on the cross-motions for summary judgment, the parties entered into a written agreement in principle to settle both the Delaware litigation and the appeal of the SEC order pending in the federal Court of Appeals. On August 20, 2008, the parties entered into the Settlement Agreement which was preliminarily approved by the Delaware Court on August 22, 2008 (See Note 4).

        A number of individuals and entities have filed a series of objections to the terms of the Settlement Agreement, and some amendments to the Settlement Agreement have been made to address those objections. The objections primarily raise issues concerning (1) the definition of the settlement class, (2) the criteria that must be satisfied in order for a class member to become a "participating" settlement class member and thereby receive a share of the settlement consideration, (3) the determinations by class representatives and class counsel that particular persons did not satisfy those criteria and (4) the conduct of the class representatives and class counsel when they negotiated the Settlement Agreement.

        On December 16, 2008, the Delaware Court conducted a lengthy hearing to consider whether to approve the settlement of the litigation and to consider the objections to the proposed settlement. At the conclusion of the hearing, the Court indicated that it would issue a comprehensive written opinion, but it did not indicate when that decision would be forthcoming.

Last Atlantis Litigation

        On November 7, 2005, an amended and consolidated complaint (the "Consolidated Complaint") was filed on behalf of Last Atlantis Capital LLC, Lola L.L.C., Lulu L.L.C., Goodbuddy Society L.L.C., Friendly Trading L.L.C., Speed Trading, LLC, Bryan Rule, Brad Martin and River North Investors LLC in the U.S. District Court for the Northern District of Illinois against CBOE, three other options exchanges and 35 market maker defendant groups (the "Specialist Defendants"). The Consolidated Complaint combined complaints that recently had been filed by Bryan Rule and Brad Martin with an amendment of a previously dismissed complaint (the "Original Complaint") that originally had been brought by a number of the other plaintiffs. The Consolidated Complaint raised claims for securities fraud, breach of contract, common law fraud, breach of fiduciary duty, violations of the Illinois Consumer Fraud and Deceptive Trade Practices Act and tortious interference with plaintiffs' business and contracts. The previously dismissed Original Complaint also had brought claims under the antitrust laws, and the dismissal of those claims remains subject to appeal.

        With regard to CBOE, the Consolidated Complaint alleged that CBOE and the other exchange defendants knowingly allowed the Specialist Defendants to discriminate against the plaintiffs' electronic orders or facilitated such discrimination, failed adequately to investigate complaints about such alleged discrimination, allowed the Specialist Defendants to violate CBOE's Rules and the rules of the SEC, failed to discipline the Specialist Defendants, falsely represented and guaranteed that electronically entered orders would be executed immediately and knowingly or recklessly participated in, assisted and concealed a fraudulent scheme by which the defendants supposedly denied the customers the electronic executions to which they claim they were entitled. Plaintiffs sought unspecified compensatory damages, related injunctive relief, attorneys' fees and other fees and costs.

        On September 13, 2006, the Court dismissed the Consolidated Complaint in its entirety and entered judgment in favor of all defendants. On September 29, 2006, plaintiffs filed a motion to reconsider in which they requested that the Court either amend or vacate the September 13 judgment and allow them to file a further amended Consolidated Complaint. Plaintiffs simultaneously appealed the dismissal of both the Consolidated Complaint and the Original Complaint. On March 22, 2007, the Court denied plaintiffs' request to reconsider the dismissal of the claims against CBOE and held that the prior dismissal of those claims with prejudice would stand. The Court, however, granted plaintiffs' motion to reconsider the dismissal of the claims against the Specialist Defendants and ordered plaintiffs to file another amended complaint asserting only their claims against the Specialist Defendants.

        In light of the reinstatement of the case against the Specialist Defendants, plaintiffs filed, on April 19, 2007, a motion to voluntarily dismiss their pending appeal. Plaintiffs, however, will be able to appeal the dismissal of their claims against CBOE after the Court disposes of all of the claims that remain pending against the Specialist Defendants.

        CBOE objected to the scope of a subpoena served by plaintiffs in 2007, and plaintiffs thereafter provided CBOE with information regarding a single order that allegedly was mishandled. CBOE was able to analyze that order and, on July 31, 2008, informed plaintiffs that the order in question had been handled in accordance with CBOE rules. Plaintiffs have not responded to CBOE's analysis and, while we understand that discovery is proceeding in the litigation, plaintiffs have not sought any additional information from CBOE.

Index Options Litigation

        On November 2, 2006, the International Securities Exchange ("ISE") and its parent company filed a lawsuit in federal court in the Southern District of New York against The McGraw-Hill Companies, Inc. ("McGraw-Hill") and Dow Jones & Co. ("Dow Jones"), the owners, respectively, of the S&P 500 Index and the DJIA, which are the basis for index options, or "SPX options" and "DJX options," respectively, that CBOE trades pursuant to exclusive licenses from McGraw-Hill and Dow Jones. CBOE is not a party in this lawsuit. ISE seeks a judicial declaration that it may list and trade SPX and DJX options without a license and without regard to the CBOE's exclusive licenses to trade options on those indexes, on the ground that any state-law claims based on the unlicensed listing of SPX and DJX options allegedly would be preempted by the federal Copyright Act and because McGraw-Hill and Dow Jones supposedly cannot state an actionable copyright claim. McGraw-Hill and Dow Jones filed a motion to dismiss this action on December 22, 2006, on the ground that there is no federal jurisdiction over this dispute. This motion has not been decided. Consistent with the jurisdictional position of McGraw-Hill and Dow Jones, those parties joined with CBOE to file a state court action in Illinois on November 15, 2006 against the ISE and OCC, (the "Illinois action"). In the Illinois action, CBOE and the other plaintiffs seek a judicial declaration that ISE may not list, or offer trading of, SPX or DJX options because of both the proprietary rights of McGraw-Hill and Dow Jones in the underlying indexes and CBOE's exclusive license rights to trade such options. The Illinois action alleges that ISE's threatened action would misappropriate the proprietary interests of McGraw-Hill and Dow Jones and the exclusive license rights of CBOE, would interfere with CBOE's prospective business relationships with its members firms and customers and would constitute unfair competition. On December 12, 2006, ISE removed the Illinois action to federal court in the Northern District of Illinois. On December 15, 2006, CBOE and the other plaintiffs in the Illinois action moved to remand the matter to the Illinois state court on the ground that there is no federal jurisdiction over the claims. The federal court granted the motion to remand the Illinois action to state court, where it is now pending. ISE moved to dismiss or stay the Illinois action on the alternative grounds of inconvenient forum and the prior-pending suit it filed in New York. CBOE and the other plaintiffs opposed ISE's motion and on May 15, 2007, the Illinois circuit court denied ISE's motion to dismiss or stay. ISE appealed the denial of its request for a stay, and the Illinois Appellate Court denied ISE's motion for leave to appeal the denial of ISE's motion to dismiss on the basis that the Illinois court is an inconvenient forum. The federal court in New York granted a motion by Dow Jones and McGraw-Hill to stay the New York action pending resolution of the Illinois action. ISE appealed the federal court's stay of the New York action it initiated.

        On June 2, 2008, the Illinois appellate court affirmed the Illinois circuit court's decision denying ISE's motion to dismiss or stay, which was based on ISE's argument that the case should be decided as a prior-pending lawsuit by ISE in New York federal court. The parties are engaged in discovery in the Illinois state action, including depositions of CBOE and ISE witnesses. No schedule has been set by the Illinois circuit court for the conclusion of discovery or trial. ISE's New York federal lawsuit remains stayed. The federal Appellate Court in New York affirmed the district court's stay on January 8, 2009, after hearing oral argument on January 5.

        On March 20, 2009, ISE filed a motion to dismiss the Illinois action, arguing that the claims of CBOE and the other plaintiffs are preempted by the Copyright Act. CBOE and the other plaintiffs plan to file a response, but no briefing schedule has yet been established.

Patent Litigation

        On November 22, 2006, ISE filed an action in federal court in the Southern District of New York claiming that CBOE's Hybrid trading system infringes ISE's patent directed towards an automated exchange for trading derivative securities. On January 31, 2007, CBOE filed an action in federal court in the Northern District of Illinois seeking a declaratory judgment that the ISE patent that is the subject of the action in New York, and two other patents that ISE had raised in communications with CBOE, are either not infringed and/or not valid and/or not enforceable against CBOE. On February 5, 2007, CBOE filed a motion to transfer the matter pending in the Southern District of New York to federal court in the Northern District of Illinois. On May 24, 2007, the magistrate judge for the Southern District of New York recommended that the motion to transfer be granted, and the case was transferred on August 9, 2007 after the district court adopted the magistrate judge's recommendation. On October 16, 2007, CBOE and ISE entered into a stipulated order for the dismissal of any patent infringement claims that ISE may have against CBOE for patent infringement of U.S. Patents

Nos. 6,377,940 and/or 6,405,180. ISE has also executed a covenant not to sue CBOE in relation to U.S. Patents Nos. 6,377,940 and 6,405,180. Depositions of CBOE and ISE witnesses are proceeding, as is other discovery, on the remaining patent infringement claim related to U.S. Patent No. 6,618,707. The case is scheduled to be ready for trial by February 2010.

Other

        As a self-regulatory organization under the jurisdiction of the SEC, and as a designated contract market under the jurisdiction of the Commodity Futures Trading Commission ("CFTC"), CBOE and CFE are subject to routine reviews and inspections by the SEC and the CFTC. CBOE is also currently a party to various other legal proceedings. It is management's belief that the expected outcome of any of the legal proceedings, excluding the Settlement Agreement (See Note 4), to which CBOE is currently a party will not have a material impact on the consolidated financial position, results of operations or cash flows of CBOE; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

8. MARKETING FEE

        CBOE facilitates the collection and payment of marketing fees assessed on certain trades with payment accepting firms. Funds are made available to Designated Primary Market Makers ("DPMs") and Preferred Market Makers for order flow marketing. As of December 31, 2008 and 2007 amounts to be received by CBOE on behalf of others included in Total Current Assets totaled $7.9 million and $8.3 million and amounts held and due to others included in Total Current Liabilities totaled $9.3 million and $9.5 million, respectively. Marketing fees represent pass-through funds and have no income statement impact.

9. INCOME TAXES

        A reconciliation of the statutory federal income tax rate to the effective income tax rate, for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income tax rate, net of federal income tax effect	4.0	4.8	4.8
Other permanent differences, net	1.4	0.8	1.7

Effective income tax rate	40.4%	40.6%	41.5%

        The components of income tax expense for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands):

	2008	2007	2006

Current:
Federal	$63,296	$47,192	$28,109
State	15,029	10,532	6,386

Total Current	$78,325	$57,724	$34,495

Deferred:
Federal	$(205)	$(828)	$(4,020)
State	(1)	(113)	(556)

Total Deferred	$(206)	$(941)	$(4,576)

Total	$78,119	$56,783	$29,919

        At December 31, 2008 and 2007, the net deferred income tax liability approximated (in thousands):

	December 31, 2008	December 31, 2007

Deferred tax assets	$11,943	$8,694
Deferred tax liabilities	(31,123)	(28,077)

Net Deferred Income Tax Liability	$(19,180)	$(19,383)

        The tax effect of temporary differences giving rise to significant portions of deferred tax assets and liabilities at December 31, 2008 and 2007 are presented below:

	2008	2007

Deferred Tax Assets:
Intangibles	$2,491	$3,141
Accrued Compensation and Benefits	4,210	3,202
Capital Loss Carryforward	1,438	1,434
Investment in Joint Ventures and Subsidiaries	2,435	802
Other	1,369	115

Deferred Tax Assets	$11,943	$8,694

Deferred Tax Liabilities :
Property, equipment and technology, net	$(27,317)	$(23,659)
Investment in Joint Ventures	(2,409)	(2,914)
Prepaid	(613)	(709)
VEBA	(773)	(784)
Other	(11)	(11)

Total Deferred Tax Liabilities	$(31,123)	$(28,077)

Net Deferred Tax Liabilities	$(19,180)	$(19,383)

        On January 1, 2007, CBOE adopted provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in tax positions. FIN 48 seeks to reduce the diversity in accounting practices used in regards to uncertain tax positions by prescribing a recognition threshold and measurement criteria for benefits related to income taxes. The adoption of FIN 48 in 2007 did not have a significant impact to CBOE. A reconciliation of the beginning and ending unrecognized tax benefit is as follows (in thousands):

Balance as of January 1, 2008	$0
Additions based on tax positions related to the current year	2,713
Additions based on tax positions related to prior years	342

Balance as of December 31, 2008	$3,055

        As of December 31, 2008, CBOE had gross unrecognized tax benefits of $3.1 million. The recognition of the $3.1 million of unrealized tax benefit would reduce the effective income tax rate in a future period. Interest and penalties related to uncertain tax positions totaled $0.1 million. Interest and penalties related to FIN 48 items are included within income tax expense in the Consolidated Statement of Income. CBOE does not believe the unrecognized tax benefits will increase or decrease significantly during the next twelve months. CBOE is subject to U.S. federal and Illinois, New Jersey and New York state income taxes as well as other local jurisdictions but is not currently the subject of any examinations. CBOE's tax returns have been examined by the Internal Revenue Service through the fiscal year ended June 30, 2002 and the Illinois Department of Revenue through December 31, 2005.

10. DEFERRED REVENUE

        Through a rule interpretation that became operative when CME Holdings completed its acquisition of CBOT before final SEC action on CBOE rule filing SR-CBOE-2006-106, CBOE temporarily extended the membership status of persons who were CBOE members pursuant to the exercise right at specified times just before that acquisition. SR-CBOE-2006-106 set forth CBOE's interpretation that there would no longer be CBOT members who qualify to become and remain exercise members of CBOE upon the consummation of the CME acquisition. In order to retain a temporary CBOE membership status in good standing until the SEC took final action on SR-CBOE-2006-106, which the SEC approved on January 15, 2008, the temporary member needed to pay all applicable fees, dues, assessments and other charges and also needed to pay a monthly access fee to CBOE. The monthly access fee during 2007 was based on recent CBOT lease rates and became effective September 1, 2007. Beginning in February of 2008, the monthly access fee was based on recent CBOE lease rates rather than CBOT lease rates. The monthly access fees have been held in an interest-bearing escrow account maintained by CBOE, pending the final outcome of legal matters. As of December 31, 2008 and 2007, the access fees escrow account balance was $26.2 million and $4.2 million, respectively, including interest. This amount is included in deferred revenue pending final approval of the Settlement Agreement.

        A fixed transaction fee program was in effect for the period October 1, 2004 through December 31, 2006. Under the 2006 program, DPMs, electronic DPMs ("eDPMs"), and Remote Market Makers ("RMMs") could elect to pay a fixed annual fee instead of being assessed transaction fees on a per contract basis for their DPM, eDPM, and RMM transactions in equity option classes. Six DPMs participated in the 2006 fixed fee program. The prepayment of the 2006 transaction fees totaled $13.5 million during the first quarter of 2006. This amount was amortized and recorded as transaction fee revenue during 2006.

        During 2007, a liquidity provider transaction fee sliding scale was implemented, which replaced a fixed fee transaction fee program. Liquidity providers were required to prepay an entire year of transaction fees for the first two levels of the sliding scale in order to be eligible to participate in reduced fees assessed to contract volume above 1.0 million per month. The prepayment of the 2008 and 2007 transaction fees totaled $36.1 million and $27.1 million, respectively. These amounts were amortized and recorded as transaction fee revenue during 2008 and 2007. Prior to July 2008, annual regulatory fees collected in December of each year were accrued and amortized over the twelve-month period of July through June. This amortization period was elected to align with regulatory services rendered over this period. Funds collected in the year ended December 2007 amounted to $8.8 million. The amount included in deferred revenue at December 31, 2007 was $4.4 million. There were no regulatory fees included in deferred revenue as of December 31, 2008. Effective January 2009, CBOE replaced its registered representative regulatory fee with an options regulatory transaction fee.

11. PURCHASE OF CBOT EXERCISE RIGHT PRIVILEGES

        On April 26, 2005, CBOE initiated a purchase offer for a significant number of CBOT exercise right privileges. The exercise right privilege is a separately transferable interest representing the exercise right component of a CBOT Full Membership. The exercise right refers to the right of all CBOT Full Members to become CBOE members without the need to purchase an Exchange membership. At the time of the purchase offer, in order to utilize the exercise right, the holder of an exercise right privilege also was required to hold all other rights and privileges represented by a CBOT Full Membership (including the interests issued in exchange for CBOT full memberships in the corporate restructuring of CBOT implemented effective April 22, 2005). The purchase offer was made in order to give regular members of the Exchange a greater interest in and control over CBOE, to limit the number of members able to have access to CBOE, and to provide CBOE with more flexibility in managing its affairs. In May and June 2005, a total of 69 exercise right privileges were purchased at a price of $100,000 per right. In August 2006, one exercise right was purchased at a price of $135,000. In February 2007, one exercise right was purchased at a price of $127,000.

12. SENIOR UNSECURED CREDIT FACILITY

        On December 23, 2008, CBOE entered into a senior credit facility with three financial institutions. The credit agreement is a three-year revolving credit facility of up to $150 million and expires on December 23, 2011. Extension of credit under this facility is contingent upon the final, non-appealable resolution of the Settlement Agreement. As part of the Settlement Agreement (See Note 4), CBOE will be required to pay qualifying class members $300 million in cash upon the completion of the restructuring transaction. CBOE secured this line of credit to ensure that it had adequate funds available to meet this obligation. The proceeds can also be used for general corporate purposes. The company may, at its option, so long as no default is continuing, increase the facility an additional $100 million up to $250 million with the consent of the participating financial institutions. As of December 31, 2008, there were no borrowings against the credit facility.

        Under the terms of the credit agreement, there are two financial covenants with which CBOE must comply. The consolidated leverage ratio at any time during any period of four fiscal quarters must be greater than 1.5 to 1.0 and the consolidated interest coverage ratio as of the end of any fiscal quarter must not be less than 5.0 to 1.0. CBOE is in compliance with all covenants as of December 31, 2008.

        CBOE pays a commitment fee on the unused portion of the facility. In 2008, the commitment fee rate was 0.375%. The commitment fee and interest rate have two pricing levels based on the company's consolidated leverage ratio. At its option, CBOE may borrow under the facility at either (1) LIBOR plus an applicable margin of 1.5% or 2.0% as determined in accordance with a leverage-based threshold or (2) a base rate, defined as the highest of (a) the Bank of America prime rate, (b) the federal funds rate plus 0.50% or (c) the one-month LIBOR rate plus 0.50%, plus the applicable margin rate. In accordance with the leverage-based threshold, the commitment fee increases to 0.50% if CBOE's consolidated leverage ratio exceeds 1.0.

13. SUBSEQUENT EVENTS

        On March 18, 2009, CBOE exercised its last put right under the TORA with NSX. CBOE surrendered 19,656 shares of Class B common stock resulting in a payment to CBOE of $1.5 million.

CBOE no longer owns any Class B common shares, but continues to own 8,424 Class A common shares in NSX Holdings. CBOE no longer has a representative on the NSX board.

14. PROPOSED RESTRUCTURING TRANSACTION

        In response to the many changes that have taken place in U.S. options exchanges and other securities markets in recent years, the Board of Directors of CBOE unanimously concluded that it would be in the best interest of CBOE and its members for CBOE to change its organizational structure from a non-stock corporation owned by its members to become a wholly-owned subsidiary of a new holding company, CBOE Holdings, Inc. ("CBOE Holdings"), organized as a stock corporation owned by its stockholders. This type of organizational restructuring is sometimes referred to as a "demutualization" transaction. Having changed our focus to that of a for-profit business beginning in 2006, the board determined that both our corporate and governance structures should be altered to follow suit and be more like that of other for-profit businesses. We believe these changes will provide us with greater flexibility to respond to the demands of a rapidly changing regulatory and business environment. In addition, by being structured as a stock corporation, we will be able to pursue opportunities to engage in business combinations and joint ventures with other organizations and to access capital markets in ways that are not available to us as a non-stock membership corporation.

        On February 9, 2007, CBOE filed an S-4 Registration Statement with the SEC setting forth the details of CBOE's proposed demutualization. Amendment No. 1, No. 2 and No. 3 to the S-4 were filed on May 11, 2007, May 9, 2008 and November 19, 2008, respectively. In the proposed restructuring transaction, memberships in CBOE will be exchanged for shares of common stock of the new holding company. Following the restructuring transaction, CBOE will become a wholly-owned subsidiary of CBOE Holdings, the newly formed holding company.

        CBOE Holdings common stock issued in the restructuring transaction will not provide its holders with physical or electronic access to CBOE's trading facilities. Following the restructuring transaction, physical and electronic access to CBOE's trading facilities, subject to such limitations and requirements as may be specified in the rules of CBOE, will be available to individuals and organizations that have obtained a trading permit from CBOE. Revenue from access is proposed to be retained by CBOE.

        Completion of the restructuring transactions is subject to a number of conditions, including membership approval.

 Chicago Board Options Exchange, Incorporated and Subsidiaries
Condensed Consolidated Statements of Income
Six Months Ended June 30, 2009 and 2008
(unaudited)

(in thousands)	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

Revenues:
Transaction fees	$160,424	$158,858
Other member fees	24,478	13,378
Options Price Reporting Authority income	9,855	10,190
Regulatory fees	7,832	7,797
Investment income	892	4,126
Other	4,462	7,541

Total Revenues	207,943	201,890

Expenses:
Employee costs	41,213	37,441
Depreciation and amortization	13,769	13,142
Data processing	10,251	8,891
Outside services	14,085	11,956
Royalty fees	15,781	16,233
Trading volume incentives	12,502	6,907
Travel and promotional expenses	5,423	5,269
Facilities costs	2,617	1,594
Net loss from investment in affiliates	477	410
Other	3,943	3,375

Total Expenses	120,061	105,218

Income Before Income Taxes	87,882	96,672

Provision for Income Taxes:
Current	37,466	41,173
Deferred	(1,971)	(512)
Total Provision for Income Taxes	35,495	40,661

Net Income	$52,387	$56,011

See notes to condensed consolidated financial statements (unaudited)

 Chicago Board Options Exchange, Incorporated and Subsidiaries
Condensed Consolidated Balance Sheets
June 30, 2009 and December 31, 2008
(unaudited, in thousands)

	June 30, 2009	Dec 31, 2008

Assets
Current Assets:
Cash and cash equivalents	$339,929	$281,423
Cash equivalents—restricted funds	26,673	26,157
Accounts receivable—net allowances of $65 and $43	32,510	29,478
Marketing fee receivable	10,387	7,903
Income taxes receivable	117	9,447
Prepaid medical benefits	120	2,367
Other prepaid expenses	6,236	3,899
Other current assets	458	551

Total Current Assets	416,430	361,225

Investments in Affiliates	3,699	5,699

Land	4,914	4,914

Property and Equipment:
Construction in progress	20,591	19,394
Building	59,435	58,980
Furniture and equipment	204,713	195,855
Less accumulated depreciation and amortization	(195,789)	(189,295)

Total Property and Equipment—Net	88,950	84,934

Other Assets:
Software development work in progress	8,275	14,926
Data processing software and other assets (less accumulated amortization of $90,415 and $85,100)	30,850	24,441

Total Other Assets—Net	39,125	39,367

Total	553,118	496,139

Liabilities and Members' Equity
Current Liabilities:
Accounts payable and accrued expenses	35,269	55,137
Marketing fee payable	11,560	9,326
Deferred revenue	47,122	26,379
Post-retirement medical benefits	78	86
Income taxes payable	1,857	0

Total Current Liabilities	95,886	90,928

Long-term Liabilities:
Post-retirement medical benefits	1,358	1,316
Income taxes payable	4,458	3,055
Deferred income taxes	17,272	19,180

Total Long-term Liabilities	23,088	23,551

Commitments and Contingencies (See Note 7)

Total Liabilities	118,974	114,479

Members' Equity:
Memberships	19,574	19,574
Additional paid-in-capital	2,592	2,592
Retained earnings	412,705	360,318
Accumulated other comprehensive loss	(727)	(824)

Total Members' Equity	434,144	381,660

Total	$553,118	$496,139

See notes to condensed consolidated financial statements (unaudited)

 Chicago Board Options Exchange, Incorporated and Subsidiaries
Condensed Consolidated Statements of Cash Flows
Six Months Ended June 30, 2009 and 2008
(unaudited, in thousands)

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

Cash Flows from Operating Activities:
Net Income	$52,387	$56,011
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	13,769	13,142
Other amortization	182	23
Provision for deferred income taxes	(1,971)	(512)
Interest expense on post-retirement benefit obligation	42	0
Loss on disposition of property	0	195
Equity in loss of affiliates	477	410
Changes in assets and liabilities:
Accounts receivable	(3,032)	(6,138)
Marketing fee receivable	(2,484)	(2,133)
Income taxes receivable	9,331	0
Prepaid expenses	(90)	1,048
Other current assets	93	46
Accounts payable and accrued expenses	(16,560)	(9,515)
Marketing fee payable	2,234	2,082
Deferred revenue	20,743	23,727
Post-retirement benefit obligation	(8)	0
Income taxes payable	3,260	1,698
Membership transfer and other deposits	0	3,200
Net Cash Flows from Operating Activities	78,373	83,284
Cash Flows from Investing Activities:
Restricted funds—temporary access fees	(516)	(10,336)
Capital and other assets expenditures	(20,752)	(16,374)
Sale of NSX certificates of proprietary membership, net of fees	1,500	1,500
Proceeds from disposition of assets		105
Net Cash Flows from Investing Activities	(19,768)	(25,105)
Cash Flows from Financing Activities:
Payments for debt issuance costs	(99)	0
Net Cash Flows from Financing Activities	(99)	0
Net Increase in Cash and Cash Equivalents	58,506	58,179
Cash and Cash Equivalents at Beginning of Period	281,423	181,425
Cash and Cash Equivalents at End of Period	$339,929	$239,604
Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes	$24,575	$39,475
Non-cash activities:
Change in post-retirement benefit obligation	$(159)	$0
Unpaid liability to acquire equipment and software	$3,030	$1,648

See notes to condensed consolidated financial statements (unaudited)

 Chicago Board Options Exchange, Incorporated and Subsidiaries
Condensed Consolidated Statements of Members' Equity
Six Months Ended June 30, 2009 and Year ended December 31, 2008
(unaudited)

(in thousands)	Members' Equity	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members' Equity

Balance—January 1, 2008	$19,574	$2,592	$245,030	$(829)	$266,367

Net income			115,288		115,288
Post-retirement benefit obligation adjustment—net of tax expense of $3				5	5

Comprehensive income					115,293

Balance—December 31, 2008	$19,574	$2,592	$360,318	$(824)	$381,660

Net income			52,387		52,387
Post-retirement benefit obligation adjustment—net of tax expense of $62				97	97

Comprehensive income					52,484

Balance—June 30, 2009	$19,574	$2,592	$412,705	$(727)	$434,144

See notes to condensed consolidated financial statements (unaudited)

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

        For the six months ended June 30, 2009 and 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Business—The Chicago Board Options Exchange, Incorporated ("CBOE") is a registered securities exchange, subject to oversight by the Securities and Exchange Commission. CBOE's principal business is providing a marketplace for the trading of options on individual equities, exchange-traded funds and equity indexes.

        Basis of Presentation—The condensed consolidated financial statements include the accounts and results of operations of CBOE and its wholly-owned subsidiaries, Chicago Options Exchange Building Corporation, CBOE, LLC, CBOE II, LLC ("CBOE II"), Market Data Express, LLC and CBOE Futures Exchange, LLC ("CFE"). All significant inter-company balances and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an on-going basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

        Revenue Recognition—CBOE's revenue recognition policies comply with Staff Accounting Bulletin No. 101 on revenue recognition. On occasion, customers will pay for services in a lump sum payment. When these circumstances occur, revenue is recognized as services are provided. Deferred revenue typically represents amounts received by CBOE for which services have not been provided or the service has been provided but recognition is deferred due to pending litigation (See Note 10).

        Revenue recognition policies for specific sources of revenue are discussed below.

        Transaction Fees:    Transaction fee revenue is considered earned upon the execution of a trade and is recognized on a trade date basis. Transaction fee revenue is presented net of applicable volume discounts. In the event members pay for services in a lump-sum, revenue is recognized as services are provided.

        Other Member Fees:    Other member fee revenue is recognized during the period the service is provided.

        Options Price Reporting Authority Income ("OPRA"):    OPRA is a committee administered jointly by the seven options exchanges and is authorized by the Securities and Exchange Commission to provide consolidated options information. OPRA income is allocated based upon the individual exchanges relative volume of total transactions. CBOE receives estimates of OPRA's distributable revenue which is accrued on a monthly basis (See Note 3).

        Regulatory Fees:    Regulatory fees are assessed based upon customer contracts cleared and are recognized during the period the service is provided.

        Cash and Cash Equivalents—Cash and cash equivalents, excluding cash equivalents-restricted funds, include highly liquid investments with maturities of three months or less from the date of purchase.

        Cash equivalents-restricted funds—Cash equivalents-restricted funds represent temporary membership access fees held in an escrow account, pending the final outcome of certain legal matters (See Note 10). Cash equivalents-restricted funds include highly liquid investments with maturities of three months or less and are not included as cash and cash equivalents in the Consolidated Statements of Cash Flows.

        Effective January 1, 2008, CBOE adopted SFAS No. 157, "Fair Value Measurements" which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. SFAS No. 157 applies to financial and non-financial instruments that are measured and reported on a fair value basis. SFAS No. 157 creates a consistent method of calculating fair value measurements to address non-comparability of financial statements containing fair value measurements utilizing different definitions of fair value. SFAS No. 157 describes three levels of inputs which are used to measure fair value. Below is a brief summary of the three levels:

  •
  Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.

  •
  Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.

  •
  Level 3—Unobservable inputs which reflect management's best assumptions of what market participants would use in valuing the asset or liability.

        The adoption of SFAS No. 157 did not have a significant impact on CBOE's financial position and results of operations largely due to CBOE's financial instruments being comprised of cash and cash equivalents and cash equivalents-restricted funds which are categorized as Level 1.

        SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying values of financial instruments included in assets and liabilities are reasonable estimates of their fair value due to their short-term nature.

        Investments—All investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) within members' equity in accordance with Statement of Financial Accounting Standards ("SFAS"), No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

        Accounts Receivable—Accounts receivable consist primarily of transaction, marketing and other fees receivable from The Options Clearing Corporation ("OCC") and CBOE's share of distributable revenue receivable from OPRA.

        Investments in Affiliates—Investments in affiliates represent investments in OCC, OneChicago, LLC ("OneChicago"), The National Stock Exchange ("NSX"), and CBOE Stock Exchange, LLC ("CBSX").

        The investment in OCC (20% of its outstanding stock) is carried at cost because of CBOE's inability to exercise significant influence.

        CBOE accounts for the investment in OneChicago (23.7% of its outstanding stock as of June 30, 2009) under the equity method due to the lack of effective control over operating and financing activities.

        CBOE owned 8,424 shares of Class A stock (4.6% of the total outstanding) of NSX as of June 30, 2009. As of July 1, 2006, CBOE began accounting for the investment in NSX using the cost method due to the inability to exercise significant influence as NSX reacquired stock from CBOE and sold additional stock to new investors, thereby diluting CBOE's ownership percentage (See Note 2).

        CBOE accounts for the investment in CBSX under the equity method due to the lack of effective control over operating and financing activities. CBOE received a 50% share in CBSX in return for non-cash property contributions.

        Investments in affiliates are reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the CBOE would recognize a loss for the difference between the carrying amount and the estimated fair value of the equity method investment.

        Property and Equipment—Property and equipment are carried at cost, net of accumulated depreciation. Depreciation on building, furniture and equipment is provided on the straight-line method. Estimated useful lives are 40 years for the building and five to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases.

        CBOE's long-lived assets are subject to impairment testing in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The impairment testing requires management to estimate the fair value of the assets and record an impairment loss for the excess of the carrying value over the fair value. In estimating the fair value, management must make assumptions and projections regarding such items as future economic benefits of the assets, historical or future probability measurements, as well as other external market conditions or factors that may be present. Such assumptions are subject to change as a result of changing economic and competitive conditions.

        Software Development Work in Progress and Data Processing Software—Software development work in progress are capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and are carried at cost. Projects are monitored during the development stage to ensure compliance with SOP 98-1 and accordance with project objectives.

        Upon completion the projects are placed in service as intended. Data processing software is amortized over five years, using the straight-line method commencing with the date the software is placed in service.

        Income Taxes—Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes," and arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized. In June 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The interpretation provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 as of January 1, 2007, did not have a significant impact to CBOE. The company classifies interest and penalties related to uncertain tax positions in income tax expense.

        Employee Benefit Plans—SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," requires that the funded status of a defined benefit postretirement plan be recognized in the consolidated balance sheets and changes in that funded status be recognized in the year of change in other comprehensive income (loss). SFAS No. 158 also requires that plan assets and obligations be measured at year end. CBOE recognized the funded status of its postretirement medical plan for certain current and former members of senior management as a liability in its consolidated balance sheets and recorded a one-time adjustment to accumulated other comprehensive income (loss) at December 31, 2006. CBOE recognizes future changes in actuarial gains and losses and prior service costs in the year in which the changes occur through accumulated other comprehensive loss.

        Evaluation of Subsequent Events—For the period ended June 30, 2009, management has evaluated all subsequent events through the filing date of August 14, 2009.

        Recent Accounting Pronouncements—In June 2009, the FASB issued SFAS No. 168, "FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162." The codification will become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied to nongovernmental entities. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS No. 168 is not expected to have an impact on CBOE's financial position or results of operations.

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46R—Consolidation of Variable Interest Entities," alters how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity's purpose and design and the parent company's ability to direct the entity's actions. SFAS No. 167 is effective for a company's first fiscal year beginning after November 15, 2009 or January 1, 2010 for companies reporting on a calendar-year basis. The adoption of SFAS No. 167 is not expected to have an impact on CBOE's financial position or results of operations.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140," requiring entities to provide more information about sales of securitized financial assets and similar transactions, particularly if the seller retains some risk. The statement eliminates the concept of a qualifying special-purpose entity, changing the requirements for de-recognition of financial assets and calls upon sellers of assets to make additional disclosures. SFAS No. 166 is effective for a company's first fiscal year beginning after November 15, 2009 or January 1, 2010 for companies reporting on a calendar-year basis. The adoption of SFAS No. 166 is not expected to have an impact on CBOE's financial position or results of operations.

        In May 2009, the FASB issued SFAS No. 165, "Subsequent Events," establishing standards of accounting and reporting for transactions and events occurring after the balance sheet date. SFAS No. 165 addresses two types of subsequent events: recognized and non-recognized. Recognized subsequent events are defined as comprising events or transactions providing additional evidence about conditions that existed at the balance sheet date, including estimates inherent in the financial statement preparation process. Non-recognized events are defined as comprising events that provide evidence about conditions not existing at the balance sheet date but, rather, arose after such date. Recognition in the financial statements is required for the effect of subsequent events providing additional evidence about conditions that existed at the balance sheet which may include: (1) events giving rise to litigation that had been initiated before the balance sheet date but was settled after such date at an amount different from the recorded amount, and (2) events affecting the realization of assets or the settlement of liabilities when such events represent the culmination of conditions that existed over a relatively long period. SFAS No. 165 is effective for interim and annual periods ending after June 15, 2009. CBOE has adopted SFAS No. 165 and will determine the impact on CBOE's financial position or results of operations as events occur.

        In April 2009, the FASB issued FSP No. 141(R)—1, "Accounting for Assets Acquired and Liabilities assumed in a Business Combination That Arise from Contingencies," amending and clarifying FASB 141 to address application issues related to initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141(R)—1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R)-1 did not have a significant impact on CBOE's financial position or results of operations.

        In December 2007, the FASB issued SFAS No. 141R (revising FASB No. 141), "Business Combinations." SFAS No. 141R changed the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development costs and restructuring cost. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No.141R did not have a significant impact on CBOE's financial position or results of operations.

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements," amending Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and establishing new standards that will govern accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS No. 160 requires that: (1) non-controlling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the non-controlling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The adoption of SFAS No. 160 had no impact on CBOE's financial position or results of operations.

2. INVESTMENT IN AFFILIATES

        At December 31, 2008, CBOE's investment in NSX was $2.2 million, consisting of 8,424 Class A voting shares and 19,656 Class B non-voting shares. On March 18, 2009, CBOE exercised its last put right under the Termination of Rights Agreement with NSX. CBOE surrendered 19,656 shares of Class B common stock resulting in a payment to CBOE of $1.5 million. CBOE no longer owns any Class B common shares, but continues to own 8,424 Class A common shares in NSX Holdings. CBOE no longer has a representative on the NSX board. At June 30, 2009, CBOE's investment in NSX totaled $0.7 million.

        CBOE, Interactive Brokers Group, LLC ("IBG") and the CME Group, Inc. are partners in OneChicago, a joint venture created to trade single stock futures. OneChicago is a for-profit entity with its own management and board of directors, and is separately organized as a regulated exchange. CBOE made no capital contributions for the six months ended June 30, 2009 or 2008. At June 30, 2009 and December 31, 2008, CBOE's investment in OneChicago was $2.7 million and $3.2 million, respectively. CBOE had a receivable due from OneChicago of $0.4 million and $1.1 million at June 30, 2009 and December 31, 2008, respectively.

        CBSX trading operations began March 5, 2007. CBOE holds four of nine seats on the CBSX Board of Directors. CBOE received a 50% share in CBSX in return for non-cash property contributions representing a license to use the CBOEdirect trading engine during the term of the company, a license to use the name CBOE Stock Exchange, LLC and acronym CBSX in connection with the conduct of CBSX business, and a license to use the business plan and operations manual for the conduct of CBSX business, as developed by CBOE, for the term of the company. Since CBOE's investment in CBSX was mainly non-cash assets, CBOE's investment reflected CBOE's share of organizational costs totaling $0.2 million. CBOE's equity in 2007 CBSX loss was recognized in the investment balance until the balance reached zero. As a result, the equity method was suspended during 2007 and will remain so until life-to-date profits are realized.

3. RELATED PARTIES

        CBOE collected transaction and other fees of $225.1 million and $230.2 million in the six months ended June 30, 2009 and 2008, respectively, by drawing on accounts of CBOE's members held at OCC. The amounts collected included $62.2 million and $65.0 million, respectively, of marketing fees during the six months ended June 30, 2009 and 2008. CBOE had a receivable due from OCC of $35.1 million and $31.3 million at June 30, 2009 and December 31, 2008, respectively.

        OPRA is a committee administered jointly by the seven options exchanges and is authorized by the Securities and Exchange Commission ("SEC") to provide consolidated options information. This information is provided by the exchanges and is sold to outside news services and customers. OPRA's operating income is distributed among the exchanges based on their relative volume of total transactions. Operating income distributed to CBOE was $9.8 million and $10.2 million during the six months ended June 30, 2009 and 2008, respectively. CBOE had a receivable from OPRA of $5.2 million at June 30, 2009 and December 31, 2008.

        CBOE incurred re-billable expenses on behalf of CBSX for expenses such as employee costs, computer equipment and software of $2.2 million and $1.1 million, during the six months ended June 30, 2009 and 2008, respectively. These amounts are included as a reduction of the underlying expenses. CBOE had a receivable from CBSX of $0.5 million and $0.1 million at June 30, 2009 and December 31, 2008, respectively.

        CBOE incurred immaterial administrative expenses for its affiliate, the Chicago Board Options Exchange Political Action Committee (the "Committee"), during the six months ended June 30, 2009 and 2008. The Committee is organized under the Federal Election Campaign Act as a voluntary, not-for-profit, unincorporated political association. The Committee is empowered to solicit and accept voluntary contributions from members and employees of CBOE and to contribute funds to the election campaigns of candidates for federal offices.

        Options Regulatory Surveillance Authority ("ORSA") is responsible for conducting insider trading investigations related to options on behalf of all options exchanges. In June 2006, the SEC approved a plan entered into by the options exchanges and CBOE was chosen as the Regulatory Services Provider. CBOE incurred re-billable expenses on behalf of ORSA for expenses such as employee costs, occupancy and operating systems of $1.1 million and $1.0 million, during the six months ended June 30, 2009 and 2008, respectively. These amounts are included as a reduction of the underlying expenses. CBOE had a receivable due from ORSA of $0.5 million at June 30, 2009 and December 31, 2008.

4. SETTLEMENT AGREEMENT

        On August 23, 2006, CBOE and its directors were sued in the Court of Chancery of the State of Delaware by the Chicago Board of Trade ("CBOT"), Chicago Board of Trade Holdings Inc., ("CBOT Holdings") the parent corporation of CBOT, and two members of the CBOT who purported to represent a class of individuals who claim that they were, or had the right to become, members of CBOE pursuant to the Exercise Right (See Note 7). The plaintiffs sought a judicial declaration that Exercise Member Claimants were entitled to receive the same consideration in any proposed restructuring transaction involving CBOE as all other CBOE members, and the plaintiffs also sought an injunction to bar CBOE and CBOE's directors from issuing any stock to CBOE members as part of a proposed restructuring transaction, unless the Exercise Member Claimants received the same stock and other consideration as other CBOE members.

        After two years of litigating issues in Delaware, on August 20, 2008, CBOE entered into a Stipulation of Settlement ("Settlement Agreement") with the plaintiffs pursuant to which the plaintiffs agreed to dismiss the pending action in Delaware, with prejudice, in exchange for the settlement consideration. The Settlement Agreement was preliminarily approved by the Delaware court on August 22, 2008. On June 3, 2009, the Delaware Court entered an order approving the Settlement Agreement, while reserving ruling on whether certain objectors were eligible to participate in that settlement. After subsequently ruling on those objections, the Delaware Court, on July 29, 2009, entered a final order approving the Settlement Agreement, resolving all open issues about the settlement, and dismissing the Delaware litigation. The order is subject to any appeals that may be filed by August 28, 2009. No appeals had been filed as of the date this registration statement was filed. The following summary addresses the material terms of the Settlement Agreement.

        The Settlement Agreement calls for a non-opt out settlement class, which means that anyone in the settlement class is bound by the Settlement Agreement and does not have the right to pursue separate claims against CBOE. The settlement class consists of two groups: Group A and Group B. Group A is defined as all persons who, prior to August 22, 2008, simultaneously owned or possessed at least one CBOT B-1 membership, at least one Exercise Right Privilege ("ERP") and at least 27,338 shares of CBOT stock or, after the Chicago Mercantile Exchange ("CME") acquisition of CBOT, 10,251.75 shares of CME Group stock. Group B is defined as all persons who owned an ERP as of 5:00 p.m., central time, on October 14, 2008, and are not members of Group A and their transferees and assigns. In order to receive a payment from the Group B settlement consideration, members of Group B must have met certain other eligibility and procedural criteria contained in the Settlement Agreement.

        The agreement was approved by CBOE members on September 17, 2008. Under this agreement, the qualifying members of the plaintiff class would receive in the aggregate an equity interest that is equal to approximately 21.9% of the total equity interest issued to the owners of CBOE seats in the conversion of the CBOE seats in the CBOE restructuring transaction plus a cash payment of $300 million, subject to caps. Group A members would receive: (1) a pro rata share of the equity pool for each qualifying package and (2) a pro rata share, capped at $600,000 to each Group A member, of the remaining $300 million cash pool not absorbed by Group B. Group B would receive: $250,000 for each ERP owned on the eligibility date, October 14, 2008. CBOE will retain any portion of the cash pool that is not distributed due to the cap.

        When demutualization occurs, CBOE will record the transactions identified above as a reduction of Members' Equity.

5. LEASE AND OTHER OBLIGATIONS

        CBOE leases facilities with lease terms remaining from 12 months to 50 months as of June 30, 2009. Total rent expense related to these lease obligations for the six months ended June 30, 2009 and 2008, were $1.6 million and $0.8 million, respectively. In addition, CBOE has contractual obligations related to certain advertising programs and licensing agreements with various licensors. The licensing agreements contain annual minimum fee requirements which total $14.9 million for the next five years and $3.4 million for the five years thereafter. Future minimum payments under these non-cancelable lease and advertising agreements are as follows at June 30, 2009 (in thousands):

Year	Operating Leases	Other Obligations	Total

2009	$1,594	$420	$2,014
2010	2,639	1,292	3,931
2011	1,820	1,370	3,190
2012	1,594	1,452	3,046
2013	1,027	0	1,027

Total	$8,674	$4,534	$13,208

6. EMPLOYEE BENEFITS

        Eligible employees participate in the Chicago Board Options Exchange SMART Plan ("SMART Plan"). The SMART Plan is a defined contribution plan, which is qualified under Internal Revenue

Code Section 401(k). CBOE contributed $1.8 million to the SMART Plan for each of the six months ended June 30, 2009 and 2008.

        Eligible employees may participate in the Supplemental Employee Retirement Plan ("SERP"), and Deferred Compensation Plan. The SERP and Deferred Compensation Plan are defined contribution plans that are nonqualified by Internal Revenue Code regulations. CBOE contributed $0.8 million to the SERP for each of the six months ended June 30, 2009 and 2008.

        CBOE also has a Voluntary Employees' Beneficiary Association ("VEBA"). The VEBA is a trust, qualifying under Internal Revenue Code Section 501(c)(9), created to provide certain medical, dental, severance and short-term disability benefits to employees of CBOE. Contributions to the trust are based on reserve levels established by Section 419(a) of the Internal Revenue Code. CBOE contributed $0.8 million and $0.3 million for the six months ended June 30, 2009 and 2008, respectively.

7. COMMITMENTS AND CONTINGENCIES

        CBOE was or is currently a party to the following legal proceedings:

Litigation with Respect to the Restructuring Transaction.

        On August 23, 2006, the CBOE and its directors were sued in the Court of Chancery of the State of Delaware, by the CBOT, CBOT Holdings and two members of the CBOT who purport to represent a class of individuals ("Exercise Member Claimants") who claim that they were, or had the right to become, members of the CBOE pursuant to the Exercise Right granted to CBOT members in paragraph (b) of Article Fifth of the CBOE's certificate of incorporation. Plaintiffs sought a judicial declaration that class members were entitled to receive the same consideration in the CBOE's restructuring transaction as all other CBOE members, and plaintiffs also sought an injunction to bar CBOE and CBOE's directors from issuing any stock to CBOE seat owners as part of the restructuring transaction, unless class members received the same stock and other consideration as other CBOE seat owners.

        On October 17, 2006 CBOT Holdings announced its intention to merge with and into CME Holdings (the "CME/CBOT Transaction"). In response to that announcement, the CBOE determined that the proper interpretation of Article Fifth(b) was that, upon the closing of the CME/CBOT Transaction, no one would qualify as a CBOT "member" for purposes of Article Fifth(b) and therefore no one would be eligible to become or remain an exercise member of the CBOE. The CBOE submitted its interpretation (the "Eligibility Rule Filing") for review and approval by the SEC on December 12, 2006, as required because of the CBOE's status as a national securities exchange, and CBOE amended that submission on January 16, 2007. On January 4, 2007, plaintiffs filed a second amended complaint that challenged the CBOE's interpretation of Article Fifth(b). On January 11, 2007, plaintiffs submitted a motion for partial summary judgment on their claims. On January 16, 2007, the CBOE and the director defendants moved to dismiss the second amended complaint to the extent it challenged the CBOE's interpretation, on the ground that the SEC's jurisdiction to consider such interpretations of Article Fifth(b) preempts any state law challenge to that interpretation.

        On February 22, 2007, CBOE and the other defendants filed a brief in support of their motion to dismiss (on the ground of federal preemption) any complaint about CBOE's Eligibility Rule Filing and to stay consideration of any other issues in the complaint. On May 30, 2007, the Court heard argument on defendants' motion to dismiss and plaintiffs' motion for partial summary judgment.

        On July 20, 2007, CBOT and the other plaintiffs filed a motion requesting that the Court enter a temporary restraining order prohibiting CBOE from implementing or enforcing an interpretation of Rule 3.19 (the "Interim Access Interpretation"). That interpretation had temporarily extended membership status to persons who were Exercise Member Claimants on specified dates close to the closing of the CME/CBOT Transaction, and the interpretation further provided for that temporary membership status during the period beginning with the closing of the CME/CBOT Transaction and ending when the SEC took action on CBOE's Eligibility Rule Filing. The Interim Access Interpretation went into effect upon its filing. On August 3, 2007, the Court denied the motion for a temporary restraining order.

        On August 3, 2007, in response to defendants' motion to dismiss or for a stay, the Court stayed further litigation until the SEC took final action on CBOE's Eligibility Rule Filing. The Court retained jurisdiction over any contract and property claims, and over any "economic rights," that might remain at issue after the SEC's action.

        On August 23, 2007, following the Court's denial of the request for injunctive relief with respect to the Interim Access Interpretation, plaintiffs filed a comment letter with the SEC requesting that the SEC abrogate that rule interpretation. CBOE opposed this request. The 60-day abrogation period set forth in Section 19 of the Exchange Act expired on August 31, 2007 without the SEC taking any action to abrogate. As a result, the Interim Access Interpretation remained in effect pending SEC action on the Eligibility Rule Filing.

        On September 10, 2007, CBOE filed another interpretation of CBOE Rule 3.19 (the "Continued Membership Interpretation"), which was effective on filing although it was to become operational only upon the SEC's approval of the Eligibility Rule Filing. Under this new interpretation, the temporary membership status of persons whose membership status had been extended under the original Interim Access Interpretation would continue in effect after the SEC's approval of the Eligibility Rule Filing. CBOT and others requested that the SEC abrogate the Continued Membership Interpretation filing, but the 60-day abrogation period set forth in Section 19 of the Exchange Act expired without the SEC taking any action to abrogate. As a result, the Continued Membership Interpretation remains in effect.

        On October 2, 2007, CBOT and the other plaintiffs filed a motion requesting that the Court lift the stay to allow them to file a third amended complaint and to begin discovery. CBOE filed its opposition to that motion on October 5, 2007. On October 10, 2007, the Court denied plaintiffs' motion to lift the stay because it found that the future course of the litigation, if any, would likely be influenced in significant part by the action taken by the SEC on the Eligibility Rule Filing.

        On January 15, 2008, the SEC issued a final order approving the Eligibility Rule Filing. The SEC recognized that "the actions of the CBOT necessitated CBOE's interpretation of Article Fifth(b) to clarify whether the substantive rights of a former CBOT member would continue to qualify that person as a 'member of [the CBOT]' pursuant to Article Fifth(b) in response to changes in the ownership of the CBOT."

        Plaintiffs filed a third amended complaint on February 6, 2008. Plaintiffs' essential claims remained the same, although plaintiffs alleged in their new complaint that the adoption of the Interim Access

Interpretation damaged so-called CBOT full members in their capacity as owners and lessors of such memberships and that CBOE's Board of Directors was dominated by interested directors when it approved the Eligibility Rule Filing, the Interim Access Interpretation and the Continued Membership Interpretation. On February 7, 2008, CBOE moved for summary judgment in its favor on all counts, based principally on the SEC's approval of CBOE's rule interpretation in the Eligibility Rule Filing that no person qualifies to become or remain an exercise member of CBOE pursuant to Article Fifth(b) following the CME/CBOT Transaction. CBOE and the other defendants filed their answer to plaintiffs' third amended complaint on March 11, 2008.

        On March 14, 2008, CBOT and two CBOT members appealed to the United States Court of Appeals for the District of Columbia from the SEC order that approved the Eligibility Rule Filing, and CBOE was granted leave to intervene in that appeal. The Court of Appeals subsequently ruled that further proceedings in that appeal would be held in abeyance pending either the resolution of the issues pending in the Delaware Court or the consummation of the settlement discussed below.

        On March 19, 2008, plaintiffs submitted a renewed motion for partial summary judgment to the Delaware Court. Plaintiffs requested a declaratory judgment that the CME/CBOT Transaction did not extinguish the exercise right eligibility of "Eligible CBOT Full Members" and that "Eligible CBOT Full Members" are entitled to receive the same consideration that would be provided to CBOE's seat owners in connection with any CBOE demutualization.

        On April 21, 2008, in order to simplify the issues before the Court and to narrow the scope of the discovery practice prior to the Court's ruling on the parties' summary judgment motions, CBOE and the other defendants filed an amended motion for partial summary judgment that excluded plaintiffs' state law claims related to the Interim Access Interpretation and the Continued Membership Interpretation. Among other grounds, CBOE's amended motion argued that, pursuant to the doctrine of federal preemption, the SEC's approval eliminated the foundation of the state law claims asserted by plaintiffs regarding the Eligibility Rule Filing. Briefing on the cross motions for summary judgment was completed on May 12, 2008, and argument was scheduled on those motions for June 4, 2008.

        On June 2, 2008, two days before the Delaware Court was to hear argument on the cross-motions for summary judgment, the parties entered into a written agreement in principle to settle both the Delaware litigation and the appeal of the SEC order pending in the federal Court of Appeals. On August 20, 2008, the parties entered into a definitive Stipulation of Settlement, and that agreement was preliminarily approved by the Delaware Court on August 22, 2008. We refer to the Stipulation of Settlement as the Settlement Agreement.

        A number of individuals and entities have filed a series of objections to the terms of the Settlement Agreement, and some amendments to the Settlement Agreement have been made to address those objections. (The current terms of the Settlement Agreement are described on page 51). The objections primarily raise issues concerning (1) the definition of the settlement class, (2) the criteria that must be satisfied in order for a class member to become a "participating" settlement class member and thereby receive a share of the settlement consideration, (3) the determination by class representatives and class counsel that particular persons did not satisfy those criteria and (4) the conduct of the class representatives and class counsel when they negotiated the Settlement Agreement.

        On December 16, 2008, the Delaware Court conducted a lengthy hearing to consider whether to approve the settlement of the litigation and to consider the objections to the proposed settlement. At the conclusion of the hearing, the Court indicated that it would issue a comprehensive written opinion, but it did not indicate when that decision would be forthcoming.

        On June 3, 2009, the Delaware Court entered an order approving the Settlement Agreement, while reserving ruling on whether certain objectors were eligible to participate in that settlement. After subsequently ruling on those objections, the Delaware Court, on July 29, 2009, entered a final order approving the Settlement Agreement, resolving all open issues about the settlement and dismissing the Delaware litigation. The order is subject to any appeals that may be filed by August 28, 2009. No appeals had been filed as of the date this registration statement was filed.

Last Atlantis Litigation.

        On November 7, 2005, an amended and consolidated complaint (the "Consolidated Complaint") was filed on behalf of Last Atlantis Capital LLC, Lola L.L.C., Lulu L.L.C., Goodbuddy Society L.L.C., Friendly Trading L.L.C., Speed Trading, LLC, Bryan Rule, Brad Martin and River North Investors LLC in the U.S. District Court for the Northern District of Illinois against the CBOE, three other options exchanges and 35 market maker defendant groups (the "Specialist Defendants"). The Consolidated Complaint combined complaints that had been filed by Bryan Rule and Brad Martin with an amendment of a previously dismissed complaint (the "Original Complaint") that originally had been brought by a number of the other plaintiffs. The Consolidated Complaint raised claims for securities fraud, breach of contract, common law fraud, breach of fiduciary duty, violations of the Illinois Consumer Fraud and Deceptive Trade Practices Act and tortious interference with plaintiffs' business and contracts. The previously dismissed Original Complaint also had brought claims under the antitrust laws, and the dismissal of those claims remains subject to appeal.

        With regard to the CBOE, the Consolidated Complaint alleged that the CBOE and the other exchange defendants knowingly allowed the Specialist Defendants to discriminate against the plaintiffs' electronic orders or facilitated such discrimination, failed adequately to investigate complaints about such alleged discrimination, allowed the Specialist Defendants to violate CBOE's Rules and the rules of the SEC, failed to discipline the Specialist Defendants, falsely represented and guaranteed that electronically entered orders would be executed immediately and knowingly or recklessly participated in, assisted and concealed a fraudulent scheme by which the defendants supposedly denied the customers the electronic executions to which they claim they were entitled. Plaintiffs sought unspecified compensatory damages, related injunctive relief, attorneys' fees and other fees and costs.

        On September 13, 2006, the Court dismissed the Consolidated Complaint in its entirety and entered judgment in favor of all defendants. On March 22, 2007, the Court denied plaintiffs' request to reconsider the dismissal of the claims against CBOE and held that the prior dismissal of those claims with prejudice would stand. The Court, however, granted plaintiffs' motion to reconsider the dismissal of the claims against the Specialist Defendants and ordered plaintiffs to file another amended complaint asserting only their claims against the Specialist Defendants.

        Since 2007, the claims against a number of Specialist Defendants have been dismissed. Plaintiffs, however, will be able to appeal the dismissal of their claims against CBOE after the Court disposes of all of the claims that remain pending against the remaining Specialist Defendants.

Index Options Litigation.

        On November 2, 2006, the ISE and its parent company filed a lawsuit in federal court in the Southern District of New York against The McGraw-Hill Companies, Inc. ("McGraw-Hill") and Dow Jones & Co. ("Dow Jones"), the owners, respectively, of the S&P 500 Index and the DJIA, which are the basis for index options, or "SPX options" and "DJX options," respectively, that the CBOE trades pursuant to exclusive licenses from McGraw-Hill and Dow Jones. The CBOE is not a party in this lawsuit. The ISE seeks a judicial declaration that it may list and trade SPX and DJX options without a license and without regard to the CBOE's exclusive licenses to trade options on those indexes, on the ground that any state-law claims based on the unlicensed listing of SPX and DJX options allegedly would be preempted by the federal Copyright Act and because McGraw-Hill and Dow Jones supposedly cannot state an actionable copyright claim. McGraw-Hill and Dow Jones filed a motion to dismiss this action on December 22, 2006, on the ground that there is no federal jurisdiction over this dispute. This motion has not been decided. Consistent with the jurisdictional position of McGraw-Hill and Dow Jones, those parties joined with the CBOE to file a state court action in Illinois on November 15, 2006 against the ISE and OCC (the "Illinois action"). In the Illinois action, the CBOE and the other plaintiffs seek a judicial declaration that the ISE may not list, or offer trading of, SPX or DJX options because of both the proprietary rights of McGraw-Hill and Dow Jones in the underlying indexes and the CBOE's exclusive license rights to trade such options. The Illinois action alleges that the ISE's threatened action would misappropriate the proprietary interests of McGraw-Hill and Dow Jones and the exclusive license rights of the CBOE, would interfere with the CBOE's prospective business relationships with its members firms and customers and would constitute unfair competition. On December 12, 2006, the ISE removed the Illinois action to federal court in the Northern District of Illinois. On December 15, 2006, the CBOE and the other plaintiffs in the Illinois action moved to remand the matter to the Illinois state court on the ground that there is no federal jurisdiction over the claims. The federal court granted the motion to remand the Illinois action to state court, where it is now pending. The ISE moved to dismiss or stay the Illinois action on the alternative grounds of inconvenient forum and the prior-pending suit it filed in New York. The CBOE and the other plaintiffs opposed the ISE's motion and on May 15, 2007, the Illinois circuit court denied ISE's motion to dismiss or stay. The ISE appealed the denial of its request for a stay, and the Illinois Appellate Court denied the ISE's motion for leave to appeal the denial of the ISE's motion to dismiss on the basis that the Illinois court is an inconvenient forum. The federal court in New York granted a motion by Dow Jones and McGraw-Hill to stay the New York action pending resolution of the Illinois action. The ISE appealed the federal court's stay of the New York action it initiated.

        On June 2, 2008, the Illinois appellate court affirmed the Illinois circuit court's decision denying ISE's motion to dismiss or stay, which was based on ISE's argument that the case should be decided in a prior-pending lawsuit by ISE in New York federal court. ISE's New York federal lawsuit remains stayed. The federal Appellate Court in New York affirmed the district court's stay on January 8, 2009, after hearing oral arguments on January 5.

        On March 23, 2009, ISE filed a motion to dismiss the complaint CBOE and its co-plaintiffs, based on an allegation of copyright preemption. On April 14, 2009, the Illinois trial court denied ISE's motion to dismiss. On May 1, 2009, ISE filed a motion in the Illinois Supreme Court for leave to file a writ of prohibition, or alternatively, for a supervisory order directing the Illinois trial court to dismiss the action for an alleged lack of subject matter jurisdiction. CBOE and the other plaintiffs filed an objection in response on May 8, 2009. On June 15, 2009, the Illinois Supreme Court denied ISE's motion. The parties are engaged in discovery in the Illinois state action, including depositions of CBOE and ISE witnesses. No schedule for trial has been set by the Illinois trial court.

Patent Litigation.

        On November 22, 2006, the ISE filed an action in federal court in the Southern District of New York claiming that CBOE's Hybrid trading system infringes ISE's patent directed towards an automated exchange for trading derivative securities. On January 31, 2007, the CBOE filed an action in federal court in the Northern District of Illinois seeking a declaratory judgment that the ISE patent that is the subject of the action in New York, and two other patents that the ISE had raised in communications with the CBOE, are either not infringed and/or not valid and/or not enforceable against the CBOE. On February 5, 2007, the CBOE filed a motion to transfer the matter pending in the Southern District of New York to federal court in the Northern District of Illinois. On May 24, 2007, the magistrate judge for the Southern District of New York recommended that the motion to transfer be granted, and the case was transferred on August 9, 2007 after the district court adopted the magistrate judge's recommendation. On October 16, 2007, CBOE and ISE entered into a stipulated order for the dismissal of any patent infringement claims that ISE may have against CBOE for patent infringement of U.S. Patents Nos. 6,377,940 and/or 6,405,180. ISE has also executed a covenant not to sue CBOE in relation to U.S. Patents Nos. 6,377,940 and 6,405,180. Although fact discovery is now closed, a few remaining depositions of CBOE and ISE witnesses are proceeding on the remaining patent infringement claim related to U.S. Patent No. 6,618,707. A pretrial hearing (known as a "Markman hearing") is scheduled for August 14, 2009, during which the judge will examine evidence from the parties on the appropriate meanings of relevant key words used in the patent claims asserted against the CBOE. The case is scheduled to be ready for trial by February 2010.

        On July 22, 2009, Realtime Data, LLC d/b/a/ IXO ("Realtime") filed a complaint in the Eastern District of Texas (the "Texas action") claiming that CME Group Inc., BATS Trading, Inc., ISE, NASDAQ OMX Group, Inc., NYSE Euronext and the Options Price Reporting Authority ("OPRA") infringed four Realtime patents by using, selling or offering for sale data compression products or services allegedly covered by those patents. Although CBOE was not initially named in the Texas action, the allegations in that case created a controversy as to whether CBOE infringed one or more of the four Realtime patents. Accordingly, on July 24, 2009, CBOE filed an action against Realtime in the Northern District of Illinois ("Illinois action") seeking a declaratory judgment that the four patents are not infringed by CBOE and are not valid and/or are not enforceable against CBOE. On July 27, 2009, Realtime filed an amended complaint in the Texas action to add CBOE as a defendant. In that amended complaint, Realtime claims that CBOE, along with the exchanges listed above, directs and controls the activities of OPRA and that OPRA and CBOE, among others, use, sell, or offer for sale data compression products or services allegedly covered by the Realtime patents. The amended complaint in the Texas action seeks declaratory and injunctive relief as well as unspecified damages, attorneys fees, costs and expenses. Other than the filing of the complaint in the Illinois action and the amended complaint in the Texas action, no substantive actions have been taken in either lawsuit.

Other.

        As a self-regulatory organization under the jurisdiction of the SEC, and as a designated contract market under the jurisdiction of the CFTC, CBOE and CFE are subject to routine reviews and inspections by the SEC and the CFTC. CBOE is also currently a party to various other legal proceedings. Management does not believe that the outcome of any of these reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows of CBOE; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

8. MARKETING FEE

        CBOE facilitates the collection and payment of marketing fees assessed on certain trades on CBOE. Funds resulting from the marketing fees are made available to Designated Primary Market Makers ("DPMs") and Preferred Market Makers to pay firms to route orders to CBOE ("payment for order flow"). As of June 30, 2009 and December 31, 2008, amounts to be received by CBOE on behalf of others included in current assets totaled $10.4 million and $7.9 million and amounts held and due to others included in current liabilities totaled $11.6 million and $9.3 million, respectively. Marketing fees represent pass-through funds and have no impact on the statements of income.

9. INCOME TAXES

        A reconciliation of the statutory federal income tax rate to the effective income tax rate, for the six months ended June 30, 2009 and 2008 was as follows:

	2009	2008

Statutory federal income tax rate	35.0%	35.0%
State income tax rate, net of federal income tax effect	4.2	4.8
Other permanent differences, net	1.2	2.3

Effective income tax rate	40.4%	42.1%

        The components of income tax expense for the six months ended June 30, 2009 and 2008 are as follows (in thousands):

	2009	2008

Current:
Federal	$30,431	$35,364
State	7,035	5,809

Total current	37,466	41,173

Deferred:
Federal	(1,517)	(512)
State	(454)	0

Total deferred	(1,971)	(512)

Total	$35,495	$40,661

        At June 30, 2009 and December 31, 2008, the net deferred income tax liability approximated (in thousands):

	June 30, 2009	December 31, 2008

Deferred tax assets	$14,671	$11,943
Deferred tax liabilities	(31,943)	(31,123)

Net deferred income tax liability	$(17,272)	$(19,180)

        The tax effect of temporary differences giving rise to significant portions of deferred tax assets and liabilities at June 30, 2009 and December 31, 2008 are presented below:

	2009	2008

Deferred tax assets:
Intangibles	$2,124	$2,491
Accrued compensation and benefits	4,550	4,210
Capital loss carryforward	1,412	1,438
Investment in affiliates	4,693	2,435
Other	1,892	1,369

Total deferred tax assets	14,671	11,943

Deferred tax liabilities:
Property, equipment and technology, net	(28,554)	(27,317)
Investment in affiliates	(2,114)	(2,409)
Prepaid	(557)	(613)
VEBA	(707)	(773)
Other	(11)	(11)

Total deferred tax liabilities	(31,943)	(31,123)

Net deferred tax liabilities	$(17,272)	$(19,180)

        CBOE adopted provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," on January 1, 2007. The adoption of FIN 48 in 2007 did not have a significant impact to CBOE.

        A reconciliation of the beginning and ending unrecognized tax benefit is as follows (in thousands):

Balance as of January 1, 2009	$3,055
Additions based on tax positions related to the current year	1,385
Additions based on tax positions related to prior years	18

Balance as of June 30, 2009	$4,458

        As of June 30, 2009, CBOE had gross unrecognized tax benefits of $4.5 million. The recognition of the $4.5 million of unrealized tax benefit would reduce the effective income tax rate if recognized in the future. Interest and penalties related to uncertain tax positions totaled $0.2 million as of June 30, 2009. Interest and penalties related to FIN 48 items are included within income tax expense in the Condensed Consolidated Statements of Income.

        CBOE is subject to U.S. federal and Illinois, New Jersey and New York state income taxes as well as other local jurisdictions but is not currently the subject of any examinations. CBOE's tax returns have been examined by the Internal Revenue Service through the fiscal year ended June 30, 2002 and the Illinois Department of Revenue through December 31, 2005.

10. DEFERRED REVENUE

        Through a rule interpretation that became operative when CME Holdings completed its acquisition of CBOT before final SEC action on CBOE rule filing SR-CBOE-2006-106, CBOE temporarily extended the membership status of persons who were CBOE members pursuant to the exercise right at specified times just before that acquisition. SR-CBOE-2006-106 set forth CBOE's interpretation that there would no longer be CBOT members who qualify to become and remain exercise members of CBOE upon the consummation of the CME acquisition. In order to retain a temporary CBOE membership status in good standing until the SEC took final action on SR-CBOE-2006-106, which the SEC approved on January 15, 2008, the temporary member needed to pay all applicable fees, dues, assessments and other charges and also needed to pay a monthly access fee to CBOE. The monthly access fee during 2007 was based on recent CBOT lease rates and became effective September 1, 2007. Beginning in February of 2008, the monthly access fee was based on recent CBOE lease rates rather than CBOT lease rates. The monthly access fees have been held in an interest-bearing escrow account maintained by CBOE, pending the outcome of legal matters (See Note 1).

        The Delaware Court issued a Memorandum Opinion in June 2009 approving the Settlement Agreement. Based on the favorable settlement ruling CBOE, in June 2009, recognized as revenue the fees assessed to temporary members for the first six months of 2009 that were not subject to the fee-based payment under the Settlement Agreement. Access fees assessed temporary members prior to 2009 and ongoing fees collected that qualify for the fee-based payments under the Settlement Agreement will remain in escrow and CBOE will recognize as revenue any fees not required to be paid to the Participating Group A Settlement Class Members under the Settlement Agreement upon the final, non-appealable resolution of the Settlement Agreement.

        For the periods ended June 30, 2009 and December 31, 2008, the access fees escrow account balance was $26.7 million and $26.2 million, respectively, including interest. This amount is included in deferred revenue pending final approval of the Settlement Agreement.

        During 2007, a liquidity provider transaction fee sliding scale was implemented, which replaced a fixed fee transaction fee program. Liquidity providers were required to prepay an entire year of transaction fees for the first two levels of the sliding scale in order to be eligible to participate in reduced fees. The contract volumes to be eligible for reduced fees for 2009 and 2008 were 1.4 million and 1.2 million per month, respectively. The prepayment of the 2009 and 2008 transaction fees totaled $40.4 million and $36.1 million, respectively. These amounts are amortized and recorded as transaction fee revenue over the respective year.

11. SENIOR UNSECURED CREDIT FACILITY

        On December 23, 2008, CBOE entered into a senior credit facility with three financial institutions. The credit agreement is a three-year revolving credit facility of up to $150 million and expires on December 23, 2011. Extension of credit under this facility is contingent upon the final, non-appealable resolution of the Settlement Agreement. As part of the Settlement Agreement (See Note 4), CBOE will be required to pay qualifying class members $300 million in cash upon the completion of the restructuring transaction. CBOE secured this line of credit to ensure that it had adequate funds available to meet this obligation. The proceeds can also be used for general corporate purposes. The company may, at its option, so long as no default is continuing, increase the facility an additional

$100 million up to $250 million with the consent of the participating financial institutions. As of June 30, 2009 and December 31, 2008, there were no borrowings against the credit facility.

        Under the terms of the credit agreement, there are two financial covenants with which CBOE must comply. The consolidated leverage ratio at any time during any period of four fiscal quarters must be greater than 1.5 to 1.0 and the consolidated interest coverage ratio as of the end of any fiscal quarter must not be less than 5.0 to 1.0. CBOE is in compliance with all covenants as of June 30, 2009.

        CBOE pays a commitment fee on the unused portion of the facility. The commitment fee rate was 0.375% for the six months ended June 30, 2009. The commitment fee and interest rate have two pricing levels based on the company's consolidated leverage ratio. At its option, CBOE may borrow under the facility at either (1) LIBOR plus an applicable margin of 1.5% or 2.0% as determined in accordance with a leverage-based threshold or (2) a base rate, defined as the highest of (a) the Bank of America prime rate, (b) the federal funds rate plus 0.50% or (c) the one-month LIBOR rate plus 0.50%, plus the applicable margin rate. In accordance with the leverage-based threshold, the commitment fee increases to 0.50% if CBOE's consolidated leverage ratio exceeds 1.0.

12. PROPOSED RESTRUCTURING TRANSACTION

        In response to the many changes that have taken place in U.S. options exchanges and other securities markets in recent years, the Board of Directors of CBOE unanimously concluded that it would be in the best interest of CBOE and its members for CBOE to change its organizational structure from a non-stock corporation owned by its members to become a wholly-owned subsidiary of a new holding company, CBOE Holdings, Inc. ("CBOE Holdings"), organized as a stock corporation owned by its stockholders. This type of organizational restructuring is sometimes referred to as a "demutualization" transaction. Having changed our focus to that of a for-profit business beginning in 2006, the board determined that both our corporate and governance structures should be altered to follow suit and be more like that of other for-profit businesses. We believe these changes will provide us with greater flexibility to respond to the demands of a rapidly changing regulatory and business environment. In addition, by being structured as a stock corporation, we will be able to pursue opportunities to engage in business combinations and joint ventures with other organizations and to access capital markets in ways that are not available to us as a non-stock membership corporation.

        On February 9, 2007, CBOE filed an S-4 Registration Statement with the SEC setting forth the details of CBOE's proposed demutualization. Amendment No. 1, No. 2 and No.3 to the S-4 were filed on May 11, 2007, May 9, 2008 and November 19, 2008, respectively. In the proposed restructuring transaction, memberships in CBOE will be exchanged for shares of common stock of the new holding company. Following the restructuring transaction, CBOE will become a wholly-owned subsidiary of CBOE Holdings, the newly formed holding company.

        CBOE Holdings common stock issued in the restructuring transaction will not provide its holders with physical or electronic access to CBOE's trading facilities. Following the restructuring transaction, physical and electronic access to CBOE's trading facilities, subject to such limitations and requirements as may be specified in the rules of CBOE, will be available to individuals and organizations that have obtained a trading permit from CBOE. Revenue from access is proposed to be retained by CBOE.

        Completion of the restructuring transaction is subject to a number of conditions, including membership approval.

ANNEX B

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF
CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED
AND SUBSIDIARIES

INDEX TO UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION

UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma consolidated financial statements reflect adjustments to the historical consolidated statement of financial condition and statements of income of CBOE to give effect to the final resolution of the Settlement Agreement (described in Note 4 of the Notes to Consolidated Financial Statements for the Year Ended December 31, 2008 and elsewhere in this document) and the issuance of [            ] shares of Class A common stock, in connection with the proposed demutualization, and [          ] shares of Class B to Participating Group A Settlement Class Members (as described elsewhere in this document). The unaudited consolidated statement of financial condition as of June 30, 2009 gives pro forma effect to the resolution and the issuance of shares and related pro forma accounting adjustments as if the resolution and issuance had occurred on June 30, 2009. The unaudited pro forma consolidated statement of income for the six months ended June 30, 2009 gives pro forma effect to the resolution and the issuance of shares as if the resolution and issuance had occurred on January 1, 2009, the beginning of CBOE's fiscal year. The unaudited pro forma consolidated statement of income for the year ended December 31, 2008 gives pro forma effect to the resolution and the issuance of shares as if the resolution and issuance had occurred on January 1, 2008, the beginning of CBOE's fiscal year. The number of shares used in the calculation of net income per share is based on the shares to be issued to the members and Participating Group A Settlement Class Members and are assumed to be outstanding from the beginning of the period.

        The unaudited pro forma consolidated financial statements are based on the available information and on assumptions management believes are reasonable and that reflect the effects of the transactions described above. These unaudited pro forma consolidated financial statements are provided for informational purposes only and should not be construed to be indicative of the CBOE's consolidated financial position or results of operations had these transactions been consummated on the dates assumed and do not in any way represent a projection or forecast of CBOE's consolidated financial position or results of operations for any future date or period. The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements together with the related notes and report of independent registered public accounting firm, and with the information set forth under our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

 Chicago Board Options Exchange, Incorporated and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Financial Condition
June 30, 2009
(in thousands)

		Pro Forma
	Historical	Settlement Agreement Adjustments		Issuance of Common Stock Adjustments		As Adjusted

Assets
Current Assets:
Cash and cash equivalents	$339,929	30,000	(a)			$94,416
		26,673	(c)
		(302,186	)(d)
Cash equivalents—restricted funds	26,673	(26,673	)(c)			—
Accounts receivable—net of allowances of $65	32,510					32,510
Marketing fee receivable	10,387					10,387
Income taxes receivable	117					117
Prepaid medical benefits	120					120
Other prepaid expenses	6,236					6,236
Other current assets	458					458

Total Current Assets	416,430	(272,186)				144,244

Investments in Affiliates	3,699					3,699

Land	4,914					4,914

Property and Equipment:
Construction in Progress	20,591					20,591
Building	59,435					59,435
Furniture and equipment	204,713					204,713
Less accumulated depreciation and amortization	(195,789)					(195,789)

Total Property and Equipment—Net	88,950					88,950

Other Assets:
Software development work in progress	8,275					8,275
Data processing software and other assets (less accumulated amortization—$90,415)	30,850					30,850

Total Other Assets—Net	39,125					39,125

Total	$553,118	$(272,186)				$280,932

Liabilities and Equity
Current Liabilities:
Accounts payable and accrued expenses	$35,269	302,186	(a)			$35,269
		(302,186)	(d)
Marketing fee payable	11,560					11,560
Deferred revenue	47,122	(2,186	)(a)			20,449
		(24,487	)(b)
Post-Retirement Medical Benefits	78					78
Income taxes payable	1,857	9,795	(e)			11,652
Notes Payable		30,000	(a)			30,000 (a)

Total Current Liabilities	95,886	13,122				109,008

Long-term Liabilities:
Post-Retirement Medical Benefits	1,358					1,358
Income taxes payable	4,458					4,458
Deferred income taxes	17,272					17,272

Total Long-term Liabilities	23,088	—				23,088

Total Liabilities	118,974	13,122				132,096

Equity
Members' equity	19,574			(19,574	)(f)	—
Common stock (Class A and Class B)	—					—
Additional paid-in capital	2,592			146,971	(f)	149,563
Retained earnings	412,705	(300,000	)(a)	(127,397	)(f)	—
		24,487	(b)
		(9,795	)(e)
Accumulated other comprehensive loss	(727)					(727)

Total Equity	434,144	(285,308)		—		148,836

Total	$553,118	$(272,186)		$—		$280,932

The accompanying introduction and notes are an integral part of this
Unaudited Pro Forma Consolidated Statement of Financial Condition

 Chicago Board Options Exchange, Incorporated and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Income
For the Six Months Ended June 30, 2009
(in thousands)

		Pro Forma
	Historical	Settlement Agreement Adjustments		Issuance of Common Stock Adjustments	As Adjusted

Revenues:
Transaction fees	$160,424				$160,424
Other member fees	24,478	24,080	(a)		40,283
		(8,275	)(a)
Options Price Reporting Authority income	9,855				9,855
Regulatory fees	7,832				7,832
Investment income	892	(887	)(b)		412
		407	(b)
Other	4,462				4,462

Total Revenues	207,943	15,325		—	223,268

Expenses:
Employee costs	41,213				41,213
Depreciation and amortization	13,769				13,769
Data processing	10,251				10,251
Outside services	14,085				14,085
Royalty fees	15,781				15,781
Trading volume incentives	12,502				12,502
Travel and promotional expenses	5,423				5,423
Facilities costs	2,617				2,617
Net loss from investment in affiliates	477				477
Other	3,943	543	(c)		4,486

Total Expenses	120,061	543		—	120,604

Income Before Income Taxes	87,882	14,782		—	102,664
Total Provision for Income Taxes	35,495	5,913	(d)	—	41,408

Net Income	$52,387	$8,869		$—	$61,256

Net Income Per Share

Shares used in the calculation of the net income per share

The accompanying introduction and notes are an integral part of this
Unaudited Pro Forma Consolidated Statement of Income

 Chicago Board Options Exchange, Incorporated and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Income
For the Year Ended December 31, 2008
(in thousands)

		Pro Forma
	Historical	Settlement Agreement Adjustments		Issuance of Common Stock Adjustments	As Adjusted

Revenues:
Transaction fees	$342,516				$342,516
Other member fees	27,529	3,929	(a)		31,458
Options Price Reporting Authority income	19,989				19,989
Regulatory fees	11,000				11,000
Investment income	6,998	(6,975	)(b)		61
		38	(b)
Other	15,749				15,749

Total Revenues	423,781	(3,008)			420,773

Expenses:
Employee costs	83,140				83,140
Depreciation and amortization	25,633				25,633
Data processing	20,556				20,556
Outside services	27,370				27,370
Royalty fees	35,243				35,243
Trading volume incentives	15,437				15,437
Travel and promotional expenses	10,483				10,483
Facilities costs	4,045				4,045
Net loss from investment in affiliates	882				882
Other	7,585	8,160	(c)		15,745

Total Expenses	230,374	8,160			238,534

Income Before Income Taxes	193,407	(11,168)			182,239
Total Provision for Income Taxes	78,119	(4,467	)(d)		73,652

Net Income	$115,288	$(6,701)			$108,587

Net Income Per Share

Shares used in the calculation of the net income per share

The accompanying introduction and notes are an integral part of this
Unaudited Pro Forma Consolidated Statement of Income

 NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

        The unaudited pro forma consolidated financial statements reflect such adjustments as necessary, in the opinion of management, to reflect the conversion of members' equity to common stock of CBOE Holdings and the Settlement Agreement.

        For the purposes of these unaudited pro forma consolidated financial statements, the assumed effective dates of the issuance of common stock and the settlement agreement are as follows:

  Unaudited Pro Forma Consolidated Statement of Income For the Six Months Ended June 30, 2009—January 1, 2009

  Unaudited Pro Forma Consolidated Statement of Income For the Year Ended December 31, 2008—January 1, 2008

  Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2009—June 30, 2009

        Pro Forma adjustments reflect the following:

        Settlement Agreement:    Pursuant to the Settlement Agreement, qualifying members of the plaintiff class receive a cash payment of $300.0 million, subject to caps, and an equity interest that is equal to approximately 21.9% of the total equity interest issued to the owners of the CBOE seats in the conversion of the CBOE seats in the CBOE restructuring transaction.

        For the purposes of the unaudited pro forma consolidated financial statements, funds for the cash payment of $300.0 million and the fee-based payments ($2.2 million, $1.7 million and $0.3 million) pursuant to the Settlement Agreement, are provided from cash on hand of $272.2 million, $271.7 million and $150.3 million and borrowings against the CBOE credit facility of $30.0 million, $30.0 million and $150.0 million at June 30, 2009, January 1, 2009 and 2008, respectively. Temporary member access fees received and recorded as deferred revenue of $24.1 million, $24.1 million and $3.9 million at June 30, 2009, January 1, 2009 and 2008, respectively, are recognized as other member fees. Temporary member access fees cease on the effective date of settlement.

        Interest income and interest expense reflect the pro forma impact of the cash payments and the borrowings under the credit facility.

        [          ] shares of Class B common stock of CBOE Holdings, with a par value of $[      ] per share are issued to Participating Group A Settlement Class members.

        Demutualization:    In the restructuring transaction, each CBOE seat existing on the date of the restructuring transaction will be converted into the right to receive [          ] shares of Class A common stock of CBOE Holdings.

        For the purposes of the unaudited pro forma consolidated financial statements, [          ] shares of Class A common stock, with a par value of $[          ] are issued on the date of the restructuring transaction.

  Statements of Income—

  (a)
  To record recognition of deferred temporary member access fee revenue and, for the six months ended June 30, 2009, reversal of temporary member access fees recognized in 2009

  (b)
  To eliminate interest income on cash and cash equivalents due to the cash payment of $300.0 million under the Settlement Agreement, reversal of interest income recorded due to the recognition of temporary member access fees recognized in 2009 and record interest related to deferred temporary member access fees

  (c)
  To record interest expense on borrowings against the credit facility. Interest rate of 3.62% and 5.44% for six months ended June 30, 2009 and year ended December 31, 2008, respectively

  (d)
  40.0% effective income tax rate was used for the provision for income taxes

        Statement of Financial Condition—

  (a)
  To record a payable related to the Settlement Agreement under which qualifying members of the plaintiff class receive a cash payment of $300.0 million, record payable for excess temporary member access fees received and borrow $30.0 million under CBOE's credit facility.

  (b)
  To record recognition of temporary member access fee revenue consistent with the Settlement Agreement

  (c)
  To record funds transfer from restricted cash to cash and cash equivalents

  (d)
  To record payments pursuant to the Settlement Agreement

  (e)
  40.0% effective income tax rate was used for the provision for income taxes

  (f)
  Reflect the issuance of common stock (Class A and Class B) and the conversion of members' equity into stockholders' equity

ANNEX C

FORM OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
of
CBOE HOLDINGS, INC.

        CBOE Holdings, Inc., a corporation organized under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

  1.
  The name of the Corporation is CBOE Holdings, Inc. The Corporation was incorporated on August 15, 2006.

  2.
  This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Section 242 and Section 245 of the General Corporation Law of the State of Delaware (the "GCL") and by the written consent of its sole stockholder in accordance with Section 228 of the GCL. This Amended and Restated Certificate of Incorporation restates, integrates and further amends the provisions of the Certificate of Incorporation of the Corporation.

  3.
  The text of the Amended and Restated Certificate of Incorporation as amended and restated shall read in full as follows:

        FIRST: The name of the corporation is CBOE Holdings, Inc.

        SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19805-1297. The name of the Corporation's registered agent at such address shall be The Corporation Trust Company.

        THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any other lawful act or activity for which corporations may be organized under the GCL.

        FOURTH: (a) Authorized Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is three hundred twenty million (320,000,000) shares, of which:

          (i)      [            ] shares shall be shares of Voting Common Stock, par value $.01 per share (the "Unrestricted Common Stock").

          (ii)     [            ] shares shall be shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock").

          (iii)    [            ] shares shall be shares of Class A-1 Common Stock, par value $.01 per share (the "Class A-1 Common Stock").

          (iv)    [            ] shares shall be shares of Class A-2 Common Stock, par value $.01 per share (the "Class A-2 Common Stock").

          (v)     [            ] shares shall be shares of Class B non-voting common stock, par value $.01 per share (the "Class B Non-Voting Common Stock").

          (vi)    20,000,000 shares shall be shares of preferred stock, par value $.01 per share (the "Preferred Stock").

          (b)     Common Stock. The term "Common Stock" shall mean, collectively, the Class A Common Stock, the Class A-1 Common Stock, the Class A-2 Common Stock, the Class B Non-Voting Common Stock and the Unrestricted Common Stock.

          (i)      Unrestricted Common Stock, Class A Common Stock, Class A-1 Common Stock and Class A-2 Common Stock.

            (A)  The term "Voting Common Stock" shall mean, collectively, the Class A Common Stock, the Class A-1 Common Stock, the Class A-2 Common Stock and the Unrestricted Common Stock.

            (B)  Except for the restrictions set forth in Article Fifth of this Certificate of Incorporation, all shares of Voting Common Stock, regardless of class, shall have the same rights, powers and preferences.

            (C)  All shares of Class A Common Stock shall automatically convert into shares of Class A-1 Common Stock and Class A-2 Common Stock pursuant to Section (h) of Article Fifth of this Certificate of Incorporation, and thereafter all shares of Class A Common Stock shall be retired and shall not be reissued. All shares of Class A-1 Common Stock and Class A-2 Common Stock shall automatically convert into Unrestricted Common Stock pursuant to Section (i) of Article Fifth of this Certificate of Incorporation, and thereafter all such shares of Class A-1 Common Stock and Class A-2 Common Stock shall be retired and shall not be reissued.

            (D)  Until completion of an Initial Public Offering and the conversion of the Class B Non-Voting Common Stock into shares of Class A-1 Common Stock and Class A-2 Common Stock pursuant to Section (h) of Article Fifth of this Certificate of Incorporation, the Corporation shall not (a) purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of Class A Common Stock other than pursuant to offers to purchase or redeem stock of the Corporation that are made by the Corporation to holders of Class A Common Stock and holders of Class B Non-Voting Common Stock on identical terms, except that the number of shares subject to such offers may be made pro rata based on the number of outstanding shares of Class A Common Stock and Class B Non-Voting Common Stock, (b) declare or pay any dividend, including a dividend paid in additional shares of capital stock, or make any payment or distribution of any kind on the shares of Class A Common Stock unless an identical dividend, payment or distribution is concurrently paid on the shares of Class B Non-Voting Common Stock, or (c) effect any stock split or reverse stock split with respect to the Class A Common Stock unless an identical stock split or reverse stock split is concurrently made with respect to the Class B Non-Voting Common Stock.

          (ii)     Class B Non-Voting Common Stock.

            (A)  The Class B Non-Voting Common Stock shall have all the same rights, powers and preferences and shall be subject to all the same restrictions as the Class A Common Stock, except the Class B Non-Voting Common Stock shall have no voting privileges or rights of any kind except the Class B Non-Voting Common Stock shall have the right to vote (i) as required by the GCL and (ii) on any proposed consolidation or merger of the Corporation with another entity, but only if such consolidation or merger would result in either (x) the consideration per share received by the holders of the Class A Common Stock being different than the consideration per share received by the holders of the Class B Non-Voting Common Stock, or (y) an amendment to this Certificate of Incorporation that affects the powers, designations, preferences and relative, participating, optional and other special rights, if any, and the qualifications, limitations and restrictions (the "Rights") of the Class B Non-Voting Common Stock differently than such amendment affects the Rights of the Class A Common Stock.

            (B)  In the event of any CBOE Holdings Conversion Event, holders of the Class B Non-Voting Common Stock shall be entitled to the same consideration on a per share basis as the holders of the Class A Common Stock. For purposes of this Certificate of Incorporation, the term "CBOE Holdings Conversion Event" shall mean (i) any consolidation, combination or merger of the Corporation with another Person (regardless of which entity is the surviving entity), (ii) the sale of all or substantially all of the assets of the Corporation to another Person, (iii) the liquidation, dissolution, or winding up of the Corporation or (iv) any recapitalization, reorganization or other transaction or event, in each case, upon the effectiveness of which the holders of Class A Common Stock shall be entitled to receive securities, cash or other assets (or any combination thereof) upon conversion of or in exchange for such Class A Common Stock; provided, however that the automatic conversion of the Class A Common Stock into shares of Class A-1 Common Stock and Class A-2 Common Stock pursuant to Section (h) of Article Fifth of this Certificate of Incorporation shall not constitute a CBOE Holdings Conversion Event.

            (C)  All shares of Class B Non-Voting Common Stock shall automatically convert into shares of Class A-1 Common Stock and Class A-2 Common Stock pursuant to Section (h) of Article Fifth of this Certificate of Incorporation and thereafter all shares of Class B Non-Voting Common Stock shall be retired and shall not be reissued.

          (c)     Preferred Stock. The Board of Directors of the Corporation (the "Board") is authorized, by resolution or resolutions, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, and by filing a certificate of designations pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including without limitation the following:

          (i)      the distinctive serial designation of such series that shall distinguish it from other series;

          (ii)     the number of shares of such series, which number the Board may thereafter (except where otherwise provided in the certificate of designations) increase or decrease (but not below the number of shares of such series then outstanding);

          (iii)    whether dividends shall be payable to the holders of the shares of such series and, if so, the basis on which such holders shall be entitled to receive dividends (which may include, without limitation, a right to receive such dividends or distributions as may be declared on the shares of such series by the Board, a right to receive such dividends or distributions, or any portion or multiple thereof, as may be declared on the Common Stock or any other class of stock or, in addition to or in lieu of any other right to receive dividends, a right to receive dividends at a particular rate or at a rate determined by a particular method, in which case such rate or method of determining such rate may be set forth), the form of such dividend, any conditions on which such dividends shall be payable and the date or dates, if any, on which such dividends shall be payable;

          (iv)    whether dividends on the shares of such series shall be cumulative and, if so, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

          (v)     the amount or amounts, if any, which shall be payable out of the assets of the Corporation to the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights of priority, if any, of payment of the shares of such series;

          (vi)    the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;

          (vii)   the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

          (viii)  whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or any other securities or property of the Corporation or any other entity, and the price or prices (in cash, securities or other property or a combination thereof) or rate or rates of conversion or exchange and any adjustments applicable thereto;

          (ix)    whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights, which may provide, among other things and subject to the other provisions of this Certificate of Incorporation, that each share of such series shall carry one vote or more or less than one vote per share, that the holders of such series shall be entitled to vote on certain matters as a separate class (which for such purpose may be comprised solely of such series or of such series and one or more other series or classes of stock of the Corporation); and

          (x)     any other relative rights, powers, preferences and limitations of this series.

        For all purposes, this Certificate of Incorporation shall include each certificate of designations (if any) setting forth the terms of a series of Preferred Stock. Subject to the rights, if any, of the holders of any series of Preferred Stock set forth in a certificate of designations, an amendment of this Certificate of Incorporation to increase or decrease the number of authorized shares of Preferred Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of Voting Common Stock, and no vote of the holders of any series of Preferred Stock, voting as a separate class, shall be required therefor, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock designation.

        Except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment of this Certificate of Incorporation that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of any such series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation or the certificate of designations relating to such series of Preferred Stock, or pursuant to the GCL as then in effect.

        FIFTH: (a) Definitions. As used in this Certificate of Incorporation:

          (i)      the term "Act" shall mean the Securities Exchange Act of 1934, as amended;

          (ii)     the term "beneficially owned" shall have the meaning set forth in Rule 13d-3 and 13d-5 under the Act, as amended;

          (iii)    the term "CBOE" shall mean the Chicago Board Options Exchange, Incorporated;

          (iv)    the term "Family Member" shall mean, with respect to any owner of a Restructuring Share, such owner's spouse, domestic partner, children, stepchildren, grandchildren, parents, stepparents, grandparents, brothers, stepbrothers, sisters and stepsisters;

          (v)     the term "Initial Public Offering" shall mean an underwritten public offering of Unrestricted Common Stock of the Corporation;

          (vi)    the term "Interim Lock-Up Period" shall mean with respect to the Class A Common Stock and the Class B Non-Voting Common Stock, the period beginning at 12:01 a.m. central time on the Lock-Up Trigger Date and ending at 11:59 p.m. central time on the date the Class A Common Stock and the Class B Non-Voting Common Stock are converted into Class A-1 Common Stock and Class A-2 Common Stock pursuant to Section (h) of this Article Fifth; provided, that if (x) a registration statement filed by the Corporation with the Securities and Exchange Commission (the "SEC") relating to an Initial Public Offering is not declared effective within 180 days of the Lock-Up Trigger Date and (y) the Board determines in its sole discretion that a registration statement is not likely to be declared effective within a reasonable time thereafter (such time not to exceed 270 days following the Lock-Up Trigger Date), then upon such determination, the Board will withdraw the registration statement and publicly announce such withdrawal and the termination of the then applicable Interim Lock-Up Period.

          (vii)   the term "IPO Lock-Up Period" shall mean:

            (x)   with respect to the Class A-1 Common Stock the period beginning at 12:01 a.m. central time on the date such Class A-1 Common Stock is issued upon conversion of the Class A Common Stock and Class B Non-Voting Common Stock into Class A-1 Common Stock pursuant to Section (h) of this Article Fifth until the A-1 Conversion Date (as defined in Section (i)(i) of this Article Fifth) occurs and the shares of Class A-1 Common Stock have converted to Unrestricted Common Stock pursuant to Section (i)(i) of this Article Fifth (at such time all Transfer restrictions applicable to the Class A-1 Common Stock shall expire) and

            (y)   with respect to the Class A-2 Common Stock the period beginning at 12:01 a.m. central time on the date such Class A-2 Common Stock is issued to convert the Class A Common Stock and Class B Non-Voting Common Stock into Class A-2 Common Stock pursuant to Section (h) of this Article Fifth until the A-2 Conversion Date (as defined in Section (i)(ii) of this Article Fifth) occurs and the shares of Class A-2 Common Stock have converted to Unrestricted Common Stock pursuant to Section (i)(ii) of this Article Fifth (at such time all Transfer restrictions applicable to the Class A-2 Common Stock shall expire)

          (viii)  the term "Lock-Up Trigger Date" shall mean the date established by the Board and publicly announced by the Corporation on which the Interim Lock-Up Period shall commence; provided that such date shall not be less than 10 calendar days following the date of such announcement.

          (ix)    the term "Person" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof;

          (x)     the term "Qualified Change of Control" shall mean, with respect to any record or beneficial owner of a Restructuring Share, any transaction involving (a) any purchase or acquisition (whether by way of merger, share exchange, business combination or consolidation) of more than fifty percent (50%) of the total outstanding voting securities of such owner or any tender offer or exchange offer that results in another Person (or the shareholders of such other Person) beneficially owning more than fifty percent (50%) of the total outstanding voting securities of such owner; or (b) any sale, exchange, Transfer or other disposition of more than fifty percent (50%) of the assets of such owner and its subsidiaries, taken together as whole; provided, however, that the fair market value of all of the shares of Common Stock held or beneficially owned by such owner and its subsidiaries, taken together as a whole, represents less than ten percent (10%) of the fair market value of all of the assets of such owner and its subsidiaries, taken together as a whole, at the time of such transaction, and provided further, that any such owner must, upon the Corporation's request, provide information to the Corporation that any such transaction qualifies as a Qualified Change of Control, and any good-faith determination of the Corporation that a particular transaction qualifies or does not qualify as a Qualified Change of Control shall be conclusive and binding;

          (xi)    the term "Regulated Securities Exchange Subsidiary" shall mean any national securities exchange controlled, directly or indirectly, by the Corporation, including, but not limited to CBOE;

          (xii)   the term "Related Persons" shall mean (A) with respect to any Person, all "affiliates" (as such term is defined in Rule 12b-2 under the Act) of such Person; (B) any Person associated with a member (as the phrase "Person associated with a member" is defined under Section 3(a)(21) of the Act); (C) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; (D) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 of the Act) or director of such Person and, in the case of a Person that is a partnership or a limited liability company, any general partner, managing member or manager of such Person, as applicable; (E) in the case of a Person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of the Corporation or any of the Corporation's parents or subsidiaries; (F) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (G) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability, as applicable;

          (xiii)  the term "Release" shall mean, with respect to any Transfer restriction on any Restructuring Share imposed pursuant to this Article Fifth, any action or circumstance resulting in such Transfer restriction being removed or lapsing;

          (xiv)  the term "Restructuring" shall mean the restructuring of CBOE from a non-stock corporation to a stock corporation and wholly-owned subsidiary of the Corporation;

          (xv)   the term "Restructuring Share" shall mean (i) any of the shares of Class A Common Stock of the Corporation issued to the then current members of CBOE as consideration in the Restructuring, (ii) any of the shares of Class B Non-Voting Common Stock issued to the class members pursuant to the Stipulation of Settlement approved by the Court of Chancery of the State of Delaware in the matter captioned CME Group, Inc. et al. v. Chicago Board Options Exchange, Incorporated et. al (Civil Action No. 2369-VCN) and (iii) any of the shares of Class A-1 Common Stock and Class A-2 Common Stock, and, in any such case, any of the shares issued with respect to such shares by way of any stock dividend, stock split or other recapitalization;

          (xvi)  the term "Scheduled Conversion Date" shall mean, with respect to each of the Class A-1 Common Stock and the Class A-2 Common Stock, the date provided in Section (i) of Article Fifth of this Certificate of Incorporation on which the class of Common Stock would automatically convert into Unrestricted Common Stock; and

          (xvii) the term "Transfer" shall mean, with respect to any Restructuring Share, any direct or indirect assignment, sale, exchange, transfer, tender or other disposition of such Restructuring Share or any interest therein, whether voluntary or involuntary, by operation of law or otherwise

  (including any sale or other disposition of any Restructuring Share in any one transaction or series of transactions relating to any option or other derivative security or transaction), and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; provided, however, that a Transfer shall not occur simply as a result of (x) a "Qualified Change of Control" of the record or beneficial owner of such Restructuring Share or (y) the grant of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Act, as amended, and the rules and regulations promulgated thereunder.

        (b)   Transfer Restrictions Between Restructuring and Initial Public Offering. No Transfers of any Restructuring Share may take place unless such Transfer is made through an agent of the Corporation that has been designated by the Corporation to manage such Transfers or through an agent or broker who utilizes the market or other trading service designated by the Corporation. In the event the Board publicly announces that a Lock-Up Trigger Date has been established with respect to the Class A Common Stock and Class B Non-Voting Common Stock, no record owner or beneficial owner of any Class A Common Stock or Class B Non-Voting Common Stock may Transfer any such stock during the Interim Lock-Up Period except as otherwise set forth in Section (d) of this Article Fifth; provided, that if the Board publicly announces its withdrawal of its registration statement with respect to an Initial Public Offering and the termination of the then applicable Interim Lock-Up Period, such Interim Lock-Up Period will cease to be in effect and the Class A Common Stock and Class B Non-Voting Common Stock will no longer be subject to the restriction provided in this Section (b) with respect to the Interim Lock-Up Period created by the announcement of the earlier declared Lock-Up Trigger Date, and the Restructuring Shares shall again be subject to this Section (b) of this Article Fifth as if such Lock-Up Trigger Date had not been announced. The Transfer restrictions provided in this Section (b) will apply until the date on which an Initial Public Offering has been completed.

        (c)   Transfer Restrictions in the Event of Initial Public Offering. In the event that the Corporation completes an Initial Public Offering, neither any record owner nor any beneficial owner of any Restructuring Share may Transfer such Restructuring Share during the IPO Lock-Up Period applicable to such Restructuring Share except as otherwise set forth in Section (d) of this Article Fifth.

        (d)   Exemptions from Transfer Restrictions. Notwithstanding Sections (b) and (c) of this Article Fifth:

          (i)      the Board may, from time to time in its sole discretion, Release any Transfer restriction set forth in this Article Fifth for any number of Restructuring Shares, on terms and conditions and in amounts to be determined by the Board in its sole discretion, including in connection with the Release of Restrictions with respect to Restructuring Shares sold as part of an Organized Sale pursuant to Section (g) of this Article Fifth;

          (ii)     this Article Fifth shall not prohibit a record or beneficial owner of a Restructuring Share from Transferring such Restructuring Share to:

            (A)  if such owner is an entity (including a corporation, partnership, limited liability company or limited liability partnership), (1) any Person of which such owner directly or indirectly owns all of the common voting and equity interest, (2) any Person that directly or indirectly owns all of the common voting and equity interest of such owner, (3) any other entity if a Person directly or indirectly owns all of the common voting and equity interest of both such owner and such other entity, (4) the equity holders of such owner (including stockholders, partners or members of such holder) upon a bona fide liquidation or dissolution of such owner, and (5) a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent; and

            (B)  if such owner is a natural person, (1) any Family Member of such owner, (2) any trust or foundation solely for the benefit of such owner and/or such owner's Family Members

    (such trust or foundation, a "Qualified Trust"), and (3) a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

          (iii)    this Article Fifth shall not prohibit the trustee of a Qualified Trust which is the record owner of a Restructuring Share from Transferring such Restructuring Share to any beneficiary of such Qualified Trust (including a trust for the benefit of such beneficiary) or Transferring such Restructuring Share in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the grantor of such Qualified Trust or any one or more of such beneficiaries, in each case in accordance with the terms of the trust instrument;

          (iv)    Section (c) of this Article Fifth shall not prohibit a record or beneficial owner of a Restructuring Share from pledging or hypothecating, or granting a security interest in, such Restructuring Share, or Transferring such Restructuring Share as a result of any bona fide foreclosure resulting therefrom; and

          (v)     this Article Fifth shall not prohibit a fiduciary of a deceased former member of CBOE from Transferring a Restructuring Share to one or more beneficiaries of such estate (including a trust for the benefit of such beneficiaries) or Transferring such Restructuring Share in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the deceased member;

provided that, if a record or beneficial owner of a Restructuring Share makes any Transfer permitted under subsections (ii), (iii), (iv), or (v) of this Section (d), each Restructuring Share so Transferred shall continue to be bound by the terms of this Certificate of Incorporation, including the restrictions on Transfer set forth in this Certificate of Incorporation.

        Any record or beneficial owner of a Restructuring Share that seeks to Transfer a Restructuring Share pursuant to this Section (d) must, upon the Corporation's request, provide information to the Corporation that any such Transfer qualifies as a permitted Transfer under this Section (d) and any good-faith determination of the Board that a particular Transfer so qualifies or does not so qualify shall be conclusive and binding.

        (e)   Transfers in Violation of this Article. The Corporation shall not register any purported Transfer of any Restructuring Share in violation of the restrictions imposed by this Article Fifth. Any purported Transfer in violation of this Article will be void.

        (f)    Legends and Requirement to Hold Stock in Owner's Name.

          (i)      The restrictions on Transfer set forth in Section (b) shall be referred to as the "Interim Transfer Restriction" and restrictions on Transfer set forth in Section (c) of this Article Fifth shall be referred to as the "IPO Lock-Up." For Restructuring Shares represented by stock certificates, such certificate shall bear a legend to the effect that such Restructuring Shares are subject to the Interim Transfer Restriction and the IPO Lock-Up, which legend shall be removed upon the expiration of the Interim Transfer Restriction and the applicable IPO Lock-Up Period with respect to all of the Restructuring Shares represented by such certificate. For Restructuring Shares not represented by certificates, the Corporation reserves the right to require that an analogous notification or restriction be used in respect of such Restructuring Shares or securities that are subject to the Interim Transfer Restriction and the IPO Lock-Up. Upon the Release of any Transfer restriction from any of the Restructuring Shares, if the Board shall have designated prior to such Release a particular broker or brokers and/or the particular manner of the Transfer of such shares to be Released, such shares shall be Transferred only through such broker and in such manner as designated by the Board.

          (ii)     Shares of Class A Common Stock, Class A-1 Common Stock, Class A-2 Common Stock and Class B Non-Voting Common Stock may only be recorded on the books and records of the

  Corporation in the name of the owner of the shares and may not be registered for any owner in the name of any broker or other nominee. This requirement shall not apply to any Unrestricted Common Stock into which any Common Stock of the Corporation may convert pursuant to this Certificate of Incorporation.

        (g)   Organized Sales.

          (i)      After completion of an Initial Public Offering, in connection with any Scheduled Conversion Date, the Corporation will have the right to organize secondary sales of Class A-1 and/or Class A-2 Common Stock, which may include: an underwritten offering, including an underwritten offering that also involves primary sales of Unrestricted Common Stock by the Corporation; a sale of Class A-1 or Class A-2 Common Stock or Unrestricted Common Stock to one or more purchasers in a limited offering or sales process; a repurchase by the Corporation of Class A-1 or Class A-2 Common Stock; or such other sales process as the Board may reasonably determine (each an "Organized Sale").

          (ii)     In order to exercise its right to conduct an Organized Sale in connection with a Scheduled Conversion Date, the Corporation shall deliver to each holder of Class A-1 and Class A-2 Common Stock, not later than sixty (60) days prior to the applicable Scheduled Conversion Date, written notice of the Corporation's intent to conduct an Organized Sale (the "Organized Sale Notification"). The Organized Sale Notification shall state with reasonable specificity the nature of and the then anticipated timing of such proposed Organized Sale. For purposes of this Section (g)(2)(ii) of Article Fifth, the Organized Sale Notification shall be deemed to be delivered if deposited into the United States mail and sent first class mail to the holders' addresses as they appear on the books and records of the Corporation.

          (iii)    In order to exercise the election to participate in any Organized Sale, a holder of Class A-1 or Class A-2 Common Stock must provide the Corporation, no later than twenty (20) days following the date of mailing of the Organized Sale Notification, written notice of intent to participate in such Organized Sale as directed in the Organized Sale Notification (the "Participation Election"). In addition to any information identified in the Organized Sale Notification as being required to be set forth in the Participation Election, the Participation Election shall specify the class of Class A-1 and/or Class A-2 Common Stock (either shares of the class scheduled to convert into Unrestricted Common Stock in connection with such Organized Sale or shares of Class A-1 or Class A-2 Common Stock for which the applicable Transfer restriction is not yet scheduled to expire in connection with such Organized Sale) and the number of shares thereof and the number of shares of Unrestricted Common Stock that the holder thereof has elected to include in the applicable Organized Sale and shall include a commitment by the holder to enter into agreements and provide such information as is customary for the type of Organized Sale proposed to be conducted, provided such agreements contain commercially reasonable terms. In the event that holders of Class A-1 or Class A-2 Common Stock elect to include more shares in any Organized Sale than the Board determines in its sole and absolute discretion should be included in such Organized Sale, the Board shall develop in its sole and absolute discretion a mechanism for determining the number of shares of Class A-1 and Class A2 Common Stock and Unrestricted Common Stock that may be included in such Organized Sale; provided that, with regard to shares held by such Persons (i.e., shares to be offered in secondary sales), preference shall be given first to the Class A-1 Common Stock, second to Class A-2 Common Stock and third to Unrestricted Common Stock. Each Participation Election shall be irrevocable unless waived by the Corporation.

          (iv)    The Corporation shall have no obligation to complete any Organized Sale or, if the Corporation completes an Organized Sale, to include any or all of the shares of Common Stock identified in the Participation Elections related to such Organized Sale. The actual number of shares that may be sold in an Organized Sale may be fewer than the aggregate number requested by stockholders to be included in the Organized Sale, including less than all of the shares of the class scheduled for release at the expiration of the related Transfer restriction period. In addition, the Corporation shall have no obligation to include any or all of the shares of Common Stock identified in any Participation Election related to such Organized Sale to the extent the holder thereof has not provided such agreements and information as are required in order to complete such Organized Sale.

          (v)     If the Corporation elects to exercise its right to conduct an Organized Sale in connection with a Scheduled Conversion Date, the Class A-1 and Class A2 Common Stock shall not convert pursuant to Section (i) of this Article Fifth until the applicable Scheduled Conversion Date, as extended as provided in this subsection (v) and subsection (vi) of Section (g) of this Article Fifth, has occurred. If the Corporation elects to exercise its right to conduct an Organized Sale in connection with the Scheduled Conversion Date applicable to the Class A-1 Common Stock and does not complete such Organized Sale before sixty (60) days following the Scheduled Conversion Date applicable to the Class A-1 Common Stock, all issued and outstanding shares of the Class A-1 Common Stock shall automatically convert into the same number of shares of Unrestricted Common Stock (without any action by the holder) on the sixty-first (61st) day following the Scheduled Conversion Date applicable to the Class A-1 Common Stock. If the Corporation elects to exercise its right to conduct an Organized Sale in connection with the Scheduled Conversion Date applicable to the Class A-2 Common Stock and does not complete such Organized Sale before three hundred sixty (360) days following the Initial Public Offering, all issued and outstanding shares of Class A-2 Common Stock shall automatically convert into the same number of shares of Unrestricted Common Stock (without any action by the holder) on the three hundred sixty-first (361st) day following the Initial Public Offering.

          (vi)    Notwithstanding anything else in Section (g) of Article Fifth to the contrary, if the Corporation elects to exercise its right to conduct an Organized Sale pursuant to this Section (g) and completes an Organized Sale prior to the date the Class A-1 or Class A-2 Common Stock (whichever is then scheduled to occur) would automatically convert into shares of Unrestricted Common Stock (after taking into consideration the extension of such conversion date as provided for in subsection (v) above), the Scheduled Conversion Date shall be delayed (the "Delayed Conversion Date") for all shares of the Class A-1 or Class A-2 Common Stock that are subject to such Scheduled Conversion Date, including shares of such class not identified in Participation Elections with respect to such Organized Sale, until the ninety-first (91st) day following the later of the (a) applicable Scheduled Conversion Date set forth in Section (i) of Article Fifth of this Certificate of Incorporation, without taking into consideration any extension provided for in this Section (g), and (b) date of completion of the applicable Organized Sale, at which time, all issued and outstanding shares of the Class A-1 or Class A-2 Common Stock subject to such Scheduled Conversion Date shall automatically convert (without any action by the holder) into the same number of shares of Unrestricted Common Stock on such Delayed Conversion Date. If the Corporation does not elect to conduct an Organized Sale in connection with any Scheduled Conversion Date, the applicable Scheduled Conversion Date will occur at the time set forth in Section (i) of Article Fifth of this Certificate of Incorporation, and all issued and outstanding shares of the Class A-1 or Class A-2 Common Stock subject to such Scheduled Conversion Date shall automatically convert (without any action by the holder) into the same number of shares of Unrestricted Common Stock on such Scheduled Conversion Date.

        (h)   Conversion of Class A Common Stock and Class B Non-Voting Common Stock to Class A-1 and Class A-2 Common Stock. Effective concurrently with the closing of an Initial Public Offering, each shares of Class A Common Stock and Class B Non-Voting Common Stock outstanding on the closing date of such Initial Public Offering will convert into to one-half of one share of Class A-1 Common Stock and one-half of one share of Class A-2 Common Stock as follows:

          (i)      each share of Class A Common Stock shall automatically convert into (x) one-half of one share of Class A-1 Common Stock effective on the date the Corporation's shares are issued in the Initial Public Offering, and shall have all the rights and privileges of such Class A-1 Common Stock and will be subject to the IPO Lock-Up Period applicable to Class A-1 Common Stock, and (y) one-half of one share of Class A-2 Common Stock effective on the date the Corporation's shares are issued in the Initial Public Offering, and shall have all the rights and privileges of such Class A-2 Common Stock and will be subject to the IPO Lock-Up Period applicable to Class A-2 Common Stock; and

          (ii)     each share of Class B Non-Voting Common Stock shall automatically convert into (x) one-half of one share of Class A-1 Common Stock effective on the date the Corporation's shares are issued in the Initial Public Offering, and shall have all the rights and privileges of such Class A-1 Common Stock and will be subject to the IPO Lock-Up Period applicable to Class A-1 Common Stock, and (y) one-half of one share of Class A-2 Common Stock effective on the date the Corporation's shares are issued in the Initial Public Offering, and shall have all the rights and privileges of such Class A-2 Common Stock and will be subject to the IPO Lock-Up Period applicable to Class A-2 Common Stock.

        (i)    Conversion of Restricted Shares to Unrestricted Shares. After Completion of an Initial Public Offering, the Class A-1 Common Stock and Class A-2 Common Stock will convert to Unrestricted Common Stock, subject in each case to the Corporation's right to conduct an Organized Sale (as such term is defined in Section (g) of this Article Fifth) and to thereby delay the Scheduled Conversion Dates set forth below and extend the IPO Lock-Up Periods in accordance with subsections (v) and (vi) of Section (g) of this Article Fifth, as follows:

          (i)      on the date that is one hundred eighty (180) days following the date the Corporation's shares are issued in the Initial Public Offering (the "A-1 Conversion Date"), all Transfer restrictions applicable to the Class A-1 Common Stock and set forth in Section (a)(vii) of this Article Fifth shall expire and each issued and outstanding share of Class A-1 Common Stock shall automatically convert (without any action by the holder) into one share of Unrestricted Common Stock; and

          (ii)     on the date that is three hundred sixty (360) days following the date the Corporation's shares are issued in the Initial Public Offering (the "A-2 Conversion Date"), all Transfer restrictions applicable to the Class A-2 Common Stock and set forth in Section (a)(vii) of this Article Fifth shall expire and each issued and outstanding share of Class A-2 Common Stock shall automatically convert (without any action by the holder) into one share of Unrestricted Common Stock.

        SIXTH: (a) Voting Limitations. Notwithstanding any other provision of this Certificate of Incorporation, (x) no Person, either alone or together with its Related Persons, as of any record date for the determination of stockholders entitled to vote on any matter, shall be entitled to vote or cause the voting of shares of stock of the Corporation, beneficially owned directly or indirectly by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than 10% of the then outstanding votes entitled to be cast on such matter, without giving effect to this Article Sixth, and the Corporation shall disregard any such votes purported to be cast in excess of such limitation; and (y) if any Person, either alone or together with its Related Persons, is party to any agreement, plan or other arrangement relating to shares of stock of the Corporation entitled to vote on any matter with any other Person, either alone or together with its Related Persons, under circumstances that would result in shares of stock of the Corporation that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person with the right to vote any shares of stock of the Corporation, but for this Article Sixth, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of stock of the Corporation that would exceed 10% of the then outstanding votes entitled to be cast on such matter (assuming that all shares of stock of the Corporation that are subject to such agreement, plan or arrangement are not outstanding votes entitled to be cast on such matter) (the "Recalculated Voting Limitation"), then the Person with such right to vote shares of stock of the Corporation, either alone or together with its Related Persons, shall not be entitled to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person, either alone or together with its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than the Recalculated Voting Limitation, and the Corporation shall disregard any such votes purported to be cast in excess of the Recalculated Voting Limitation. In the event the Corporation completes an Initial Public Offering, the voting limitation provided in this Section (a) of Article Sixth shall continue to apply on the same terms as stated herein, provided, however, the voting percentages stated herein shall increase from 10% to 20%.

          (i)      The limitations set forth in this Section (a), as applicable, shall apply to each Person unless and until:

            (A)  such Person shall have delivered to the Corporation, not less than 45 days (or such shorter period as the Board shall expressly consent to) prior to any vote, a notice in writing, of such Person's intention, either alone or together with its Related Persons, to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, in excess of the such limitations, as applicable;

            (B)  the Board shall have resolved to expressly permit such voting; and

            (C)  such resolution shall have been filed with, and approved by, the SEC under Section 19(b) of the Act, and shall have become effective thereunder.

          (ii)     Subject to its fiduciary obligations under applicable law, the Board shall not adopt any resolution pursuant to clause (B) of Section (a)(i) of this Article Sixth unless the Board shall have determined that:

            (A)  the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, will not impair the ability of either the Corporation or any Regulated Securities Exchange Subsidiary to discharge its respective responsibilities under the Act and the rules and regulations thereunder and is otherwise in the best interests of the Corporation, its stockholders and the Regulated Securities Exchange Subsidiaries;

            (B)  the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, will not impair the SEC's ability to enforce the Act;

            (C)  in the case of a resolution to approve the exercise of voting rights in excess of 10% or 20% (as applicable at such time) of the then outstanding votes entitled to be cast on such matter, (x) neither such Person nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Act) and (y) for so long as the Corporation directly or indirectly controls any Regulated Securities Exchange Subsidiary, neither such Person nor any of its Related Persons is a "Trading Permit Holder" (as defined in the Bylaws of any Regulated Securities Exchange Subsidiary as they may be amended from time to time) (any such Person that is a Related Person of such Trading Permit Holder shall hereinafter also be deemed to be a Trading Permit Holder for purposes of this Certificate of Incorporation, as the context may require); and

            (D)  in the case of a resolution to approve the entering into of an agreement, plan or other arrangement under circumstances that would result in shares of stock of the Corporation that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, but for this Article Sixth, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of stock of the Corporation that would exceed 10% or 20% (as applicable at such time) of the then outstanding votes entitled to be cast on such matter (assuming that all shares of stock of the Corporation that are subject to such agreement, plan or other arrangement are not outstanding votes entitled to be cast on such matter), (x) neither such Person nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Act) and (y) for so long as the Corporation directly or indirectly controls any Regulated Securities Exchange Subsidiary, neither such Person nor any of its Related Persons is a Trading Permit Holder.

In making such determinations, the Board may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the governance of the Corporation.

          (iii)    If and to the extent that shares of stock of the Corporation beneficially owned by any Person or its Related Persons are held of record by any other Person, this Section (a) shall be enforced against such record owner by limiting the votes entitled to be cast by such record owner in a manner that will accomplish the limitations contained in this Section (a) applicable to such Person and its Related Persons.

          (iv)    The limitations set forth in the first paragraph of this Section (a) shall not apply to (x) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (y) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Act, with respect to which this Section (a) of this Article Sixth shall apply).

          (v)     For purposes of this Section (a), no Person shall be deemed to have any agreement, arrangement or understanding to act together with respect to voting shares of stock of the Corporation solely because such Person or any of such Person's Related Persons has or shares the power to vote or direct the voting of such shares of stock as a result of (x) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (y) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Act, with respect to which this Section (a) of this Article Sixth shall apply), except if such power (or the arrangements relating thereto) is then reportable under Item 6 of Schedule 13D under the Act (or any similar provision of a comparable or successor report).

        (b)   Ownership Concentration Limitation. Except as otherwise provided in this Section (b), no Person, either alone or together with its Related Persons, shall be permitted at any time to beneficially own directly or indirectly shares of stock of the Corporation representing in the aggregate more than 10% of the then outstanding shares of stock of the Corporation (the "Ownership Limitation"). In the event the Corporation completes an Initial Public Offering, the Ownership Limitation provided in this Section (b) of Article Sixth shall increase from 10% to 20%.

          (i)      The Ownership Limitation shall apply to each Person unless and until: (x) such Person shall have delivered to the Corporation not less than 45 days (or such shorter period as the Board shall expressly consent to) prior to the acquisition of any shares that would cause such Person (either alone or together with its Related Persons) to exceed the Ownership Limitation, a notice in writing, of such Person's intention to acquire such ownership; (y) the Board shall have resolved to expressly permit such ownership; and (z) such resolution shall have been filed with, and approved by, the SEC under Section 19(b) of the Act and shall have become effective thereunder.

          (ii)     Subject to its fiduciary obligations under applicable law, the Board shall not adopt any resolution permitting ownership in excess of the Ownership Limitation unless the Board shall have determined that:

            (A)  such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, will not impair the ability of any Regulated Securities Exchange Subsidiary to discharge its responsibilities under the Act and the rules and regulations thereunder and is otherwise in the best interests of the Corporation, its stockholders and the Regulated Securities Exchange Subsidiaries;

            (B)  such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, will not impair the SEC's ability to enforce the Act. In making such determinations under clauses (A) and (B) of this Section (b)(ii), the Board may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the governance of the Corporation;

            (C)  neither such Person nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Act); and

            (D)  for so long as the Corporation directly or indirectly controls any Regulated Securities Exchange Subsidiary, neither such Person nor any of its Related Persons is a Trading Permit Holder.

          (iii)    Unless the conditions specified in Section (b)(i) of this Article Sixth are met, if any Person, either alone or together with its Related Persons, at any time beneficially owns shares of stock of the Corporation in excess of the Ownership Limitation, the Corporation shall be obligated to redeem promptly, at a price equal to the par value of such shares of stock and to the extent funds are legally available therefor, that number of shares of stock of the Corporation necessary so that such Person, together with its Related Persons, shall beneficially own directly or indirectly shares of stock of the Corporation representing in the aggregate no more than 10% or 20% (as applicable at such time) of the then outstanding shares of the Corporation, after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding.

        (c)   Redemptions.

          (i)      In the event the Corporation shall redeem shares of stock (the "Redeemed Stock") of the Corporation pursuant to any provision of this Article Sixth, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than five business nor more than 60 calendar days prior to the redemption date, to the holder of the Redeemed Stock, at such holder's address as the same appears on the stock register of the Corporation. Each such notice shall state: (w) the redemption date; (x) the number of shares of Redeemed Stock to be redeemed; (y) the aggregate redemption price, which shall equal the aggregate par value of such shares; and (z) the place or places where such Redeemed Stock is to be surrendered for payment of the aggregate redemption price. Failure to give notice as aforesaid, or any defect therein, shall not affect the validity of the redemption of Redeemed Stock. From and after the redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price), the shares of Redeemed Stock which have been redeemed as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such Redeemed Stock as a stockholder of the Corporation (except the right to receive from the Corporation the redemption price against delivery to the Corporation of evidence of ownership of such shares) shall cease.

          (ii)     If and to the extent that shares of stock of the Corporation beneficially owned by any Person or its Related Persons are held of record by any other Person, this Article Sixth shall be enforced against such record owner by requiring the redemption of shares of stock of the Corporation held by such record owner in accordance with this Article Sixth, in a manner that will accomplish the Ownership Limitation applicable to such Person and its Related Persons.

        (d)   Right to Information. The Corporation shall have the right to require any Person and its Related Persons that the Board reasonably believes (x) to be subject to the limitations contained in Section (a) of this Article Sixth, (y) to beneficially own shares of stock of the Corporation entitled to vote on any matter in excess of the Ownership Limitation, or (z) to beneficially own an aggregate of 5% or more of the then outstanding shares of stock of the Corporation entitled to vote on any matter, which ownership such Person, either alone or together with its Related Persons, has not reported to the Corporation, to provide to the Corporation, upon the Corporation's request, complete information as to all shares of stock of the Corporation beneficially owned by such Person and its Related Persons and any other factual matter relating to the applicability or effect of this Article Sixth as may reasonably be requested of such Person and its Related Persons. Any constructions, applications or determinations made by the Board pursuant to this Article Sixth in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Corporation and its directors, officers and stockholders.

        SEVENTH: (a) Authority. The governing body of the Corporation shall be the Board. The business and affairs of the Corporation shall be managed by or under the direction of the Board.

        (b)   Number of Directors. The Board shall consist of not less than 11 and not more than 23 directors, the exact number to be fixed in accordance with the Bylaws of the Corporation.

        EIGHTH: No Person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Act) may be a director or officer of the Corporation.

        NINTH: No Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

        TENTH: (a) The Corporation shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director, officer or member of a committee of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (c) of this Article Tenth, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board.

        (b)   Expenses (including attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Corporation in advance of the final disposition of such proceeding; provided, however, that the Corporation shall not be required to advance any expenses to a Person against whom the Corporation directly brings an action, suit or proceeding alleging that such Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Article Tenth.

        (c)   If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article Tenth is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

        (d)   The provisions of this Article Tenth shall be deemed to be a contract between the Corporation and each Covered Person who serves in any such capacity at any time while this Article Tenth is in effect, and any repeal or modification of any applicable law or of this Article Tenth shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

        (e)   Persons not expressly covered by the foregoing provisions of this Article Tenth, such as those (x) who are or were employees or agents of the Corporation, or are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (y) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Corporation was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board.

        (f)    The rights conferred on any Covered Person by this Article Tenth shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such Person.

        (g)   The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

        (h)   Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

        (i)    The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, manager, officer, trustee, employee or agent of the Corporation or another corporation, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Article Tenth), whether or not the Corporation would have the power to indemnify such Person against such expense, liability or loss under the GCL.

        ELEVENTH: The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of the Certificate of Incorporation, in the manner prescribed at the time by statute, and all rights conferred upon stockholders by such Certificate of Incorporation are granted subject to this reservation. For so long as this Corporation shall control, directly or indirectly, any Regulated Securities Exchange Subsidiary, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, such amendment or repeal shall be submitted to the board of directors of each Regulated Securities Exchange Subsidiary and if such amendment or repeal must be filed with or filed with and approved by the SEC, then such amendment or repeal shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

        TWELFTH: The Bylaws of the Corporation may be altered, amended or repealed, and new Bylaws may be adopted at any time, by the Board of Directors. Stockholders of the Corporation may alter, amend or repeal any Bylaw; provided that the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, alter, amend or repeal any provision of the Corporation's Bylaws. For so long as this Corporation shall control, directly or indirectly, any Regulated Securities Exchange Subsidiary, before any amendment to or repeal of any provision of the Corporation's Bylaws shall be effective, such amendment or repeal shall be submitted to the board of directors of each Regulated Securities Exchange Subsidiary and if such amendment or repeal must be filed with or filed with and approved by the SEC, then such amendment or repeal shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

        THIRTEENTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

        FOURTEENTH: The Corporation, its directors, officers, agents and employees, irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC, and the Regulated Securities Exchange Subsidiaries, for the purposes of any suit, action or proceeding pursuant to U.S. federal securities laws or the rules or regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the Regulated Securities Exchange Subsidiaries' activities (and shall be deemed to agree that the Corporation may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and hereby waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that they are not personally subject to the jurisdiction of the U.S. federal courts, the SEC, and the Regulated Securities Exchange Subsidiaries, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

        FIFTEENTH: To the fullest extent permitted by applicable law, all confidential information pertaining to the self-regulatory function of Regulated Securities Exchange Subsidiaries (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of any Regulated Securities Exchange Subsidiary that shall come into the possession of the Corporation shall: (1) not be made available to any Persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (2) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (3) not be used for any commercial purposes. Notwithstanding the foregoing sentence, nothing in this Certificate of Incorporation shall be interpreted so as to limit or impede the rights of the SEC or any Regulated Securities Exchange Subsidiary to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the SEC or any Regulated Securities Exchange Subsidiary.

        For so long as the Corporation directly or indirectly controls any Regulated Securities Exchange Subsidiary, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of the Regulated Securities Exchange Subsidiary for purposes of and subject to oversight pursuant to the Act, but only to the extent that such books, records, premises, officers, directors and employees of the Corporation relate to the business of such Regulated Securities Exchange Subsidiary. The books and records related to the business of a Regulated Securities Exchange Subsidiary shall be subject at all times to inspection and copying by the SEC and the Regulated Securities Exchange Subsidiary.

        SIXTEENTH: (a) The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC, and each Regulated Securities Exchange Subsidiary pursuant to and to the extent of its regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate with the SEC and, where applicable, the Regulated Securities Exchange Subsidiaries pursuant to their regulatory authority, with respect to such agents' activities related to the Regulated Securities Exchange Subsidiaries. No stockholder, employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against the Corporation or any director, officer or employee of the Corporation under this Section (a) of this Article Sixteenth.

        (b)   The Corporation shall take reasonable steps necessary to cause its directors, officers and employees, prior to accepting such a position with the Corporation, to consent in writing to the applicability to them of Article Fourteenth, Article Fifteenth and Sections (c) and (d) of this Article Sixteenth of this Certificate of Incorporation, as applicable, with respect to their activities related to any of the Regulated Securities Exchange Subsidiaries. In addition, the Corporation shall take reasonable steps necessary to cause its agents, prior to accepting such a position with the Corporation, to be subject to the provisions of Article Fourteenth, Article Fifteenth and Sections (c) and (d) of this Article Sixteenth of this Certificate of Incorporation, as applicable, with respect to their activities related to any of the Regulated Securities Exchange Subsidiaries.

        (c)   For so long as the Corporation shall control, directly or indirectly, any Regulated Securities Exchange Subsidiary, each officer, director and employee of the Corporation shall give due regard to the preservation of the independence of the self regulatory function of the Regulated Securities Exchange Subsidiaries and to each of the Regulated Securities Exchange Subsidiaries' obligations under the Act, and the rules thereunder including, without limitation, Section 6(b) of the Act and shall not take any actions which he or she knows or reasonably should have known would interfere with the effectuation of any decisions by the board of directors of any Regulated Securities Exchange Subsidiary relating to such Regulated Securities Exchange Subsidiary's regulatory functions (including disciplinary matters) or which would adversely affect the ability of the Regulated Securities Exchange Subsidiary to carry out such Regulated Securities Exchange Subsidiary's responsibilities under the Act.

        (d)   In discharging his or her responsibilities as a member of the Board, each director shall take into consideration the effect that the Corporation's actions would have on the ability of each Regulated Securities Exchange Subsidiary to carry out its responsibilities under the Act and on the ability of each Regulated Securities Exchange Subsidiary and the Corporation: to engage in conduct that fosters and does not interfere with each Regulated Securities Exchange Subsidiary's and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC, and each Regulated Securities Exchange Subsidiary pursuant to its regulatory authority.

        SEVENTEENTH: Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

        IN WITNESS WHEREOF, CBOE Holdings, Inc. has caused this certificate to be signed as of this     day of                        , 2009.

CBOE HOLDINGS, INC.
By:
Its:

ANNEX D

FORM OF

AMENDED AND RESTATED

BYLAWS
of
CBOE HOLDINGS, INC.
(effective as of                        , 2009)

ARTICLE 1—OFFICES

        1.1    Registered Offices.    The registered office of CBOE Holdings, Inc. (the "Corporation") in the State of Delaware shall be located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19805-1297. The name of the Corporation's registered agent at such address shall be The Corporation Trust Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors of the Corporation (the "Board of Directors").

        1.2    Other Offices.    The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

        1.3    Books.    The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require, provided such books and records are kept within the United States.

ARTICLE 2—STOCKHOLDERS

        2.1    Place of Meetings.    All meetings of stockholders shall be held at such place, if any, within or without the State of Delaware as may be designated from time to time by the Board of Directors or the Chairman of the Board (or, if there is no Chairman of the Board, the Chief Executive Officer) or, if not so designated, at the principal place of business of the Corporation in Chicago, Illinois.

        2.2    Annual Meeting.    The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on the third Tuesday in May of each year or such other date and at such time and at such place, beginning with the year immediately following the year in which the restructuring of Chicago Board Options Exchange, Incorporated ("CBOE") from a non-stock corporation to a stock corporation and wholly-owned subsidiary of the Corporation is consummated, within or without the State of Delaware as shall be fixed by the Board of Directors, pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office, or the Chairman of the Board (or, if there is no Chairman of the Board, the Chief Executive Officer) and stated in the notice of the meeting. If no annual meeting is held in accordance with the foregoing provisions, the Board of Directors shall cause the meeting to be held as soon thereafter as convenient. If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in these Bylaws to the annual meeting of stockholders shall be deemed to refer to such special meeting.

        2.3    Special Meeting.    Special meetings of stockholders may be called at any time by only the Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Special meetings may not be called by any other person or persons. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

        2.4    Notice of Meetings.    Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given in any manner permitted by law not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder as of the record date for determining the stockholders entitled to notice of the meeting. The notices of all meetings shall state the place, if any, date and hour of the meeting and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

        2.5    Voting List.    The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours, at the principal place of business of the Corporation. The list of stockholders must also be open to examination at the meeting as required by applicable law. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.5 or to vote in person or by proxy at any meeting of stockholders.

        2.6    Quorum.    Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting (after taking into account the effect of any reduction of the number of shares entitled to vote as a result of the voting limitations imposed by Article Sixth of the Corporation's Certificate of Incorporation, if any), present in person or represented by proxy, shall constitute a quorum for the transaction of business.

        2.7    Adjournments.    Any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the holders of a majority in voting power of the stockholders present or represented at the meeting and entitled to vote, although less than a quorum, or by any officer entitled to preside at or to act as secretary of such meeting. It shall not be necessary to notify any stockholder of any adjournment of less than thirty (30) days if the time and place of the adjourned meeting are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date for stockholders entitled to vote at the adjourned meeting is fixed by the Board of Directors. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting.

        2.8    Voting.    Except as otherwise provided by the General Corporation Law of the State of Delaware ("DGCL"), the Certificate of Incorporation or these Bylaws, each stockholder shall have one vote for each share of capital stock entitled to vote and held of record by such stockholder.

        2.9    Proxy Representation.    Every stockholder may authorize another person or persons to act for such stockholder by proxy in all matters in any manner permitted by law. No proxy shall be voted or acted upon after three years from its date unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. The authorization of a proxy may but need not be limited to specified action, provided, however, that if a proxy limits its authorization to a meeting or meetings of stockholders, unless otherwise specifically provided such proxy shall entitle the holder thereof to vote at any adjourned session but shall not be valid after the final adjournment thereof. A proxy purporting to be authorized by or on behalf of a stockholder, if accepted by the Corporation in its discretion, shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

        2.10    Action at Meeting.    When a quorum is present at any meeting, a plurality of the votes properly cast for the election of directors shall be sufficient to elect directors, and a majority of the votes properly cast upon any question other than an election of directors shall decide the question, except when a larger vote is required by law, by the Certificate of Incorporation or by these Bylaws. No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

        2.11    Nomination of Directors.    Except with respect to the Corporation's initial Board of Directors, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. The nomination for election to the Board of Directors at a meeting of stockholders may be made (A) by the Board of Directors, any committee thereof or (B) by any stockholder (i) who is a stockholder of record on the date of the notice given pursuant to this Section 2.11 and on the record date for the determination of stockholders entitled to vote at the Corporation's annual meeting and (ii) who complies with the notice procedures set forth in this Section 2.11. Such nominations, other than those made by or on behalf of the Board of Directors or any committee thereof, shall be made by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that for purposes of the first annual meeting following the adoption of these Bylaws, the date of the immediately preceding annual meeting shall be deemed to be May 8th of the year prior thereto, unless another date is otherwise publicly announced by the Board of Directors; provided further that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then such nomination shall have been delivered to or mailed and received by the Secretary not later than the close of business on the 10th day following the date on which public announcement of the annual meeting date was made. Such notice shall set forth (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of such nominee, (ii) the principal occupation or employment of such nominee, (iii) the number of shares of stock of the Corporation which are owned beneficially and the number of shares of stock of the Corporation which are held of record by such nominee, and (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Act"), including such person's written consent to be named in the proxy statement as a nominee and to serve as a director if elected; and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including any nominee, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of capital stock of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, and (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee and/or (b) otherwise to solicit proxies or votes from stockholders in support of such nomination.

        The chairman of the meeting may, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedure, and, if he or she should so determine, he or she shall so declare to the meeting, and the defective nomination shall be disregarded.

        2.12    Notice of Business at Annual Meetings.    At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors (or any committee thereof), or (c) otherwise properly brought before an annual meeting by a stockholder (i) who is a stockholder of record on the date of the giving of notice provided for in this Section 2.12 and on the record date for the determination of stockholders entitled to notice of and to vote at such annual meeting, and (ii) who complies with the notice procedures set forth in this Section 2.12. For business to be properly brought before an annual meeting by a stockholder, if such business relates to the election of directors of the Corporation, the procedures in Section 2.11 must be complied with. If such business relates to any other matter, the stockholder must have given timely notice thereof in writing to the Secretary. To be timely, a stockholder's notice must be delivered to or mailed to the Secretary and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that for purposes of the first annual meeting following the adoption of these Bylaws, the date of the immediately preceding annual meeting shall be deemed to be May 8th of the year prior thereto, unless another date is otherwise publicly announced by the Board of Directors; provided further that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then for the notice by the stockholder to be timely it must be so received not later than the close of business on the 10th day following the date on which public announcement of the annual meeting date was made. To be in proper written form, a stockholder's notice to the Secretary shall set forth (a) as to any business (other than nominations for the election of directors) that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares)

that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of capital stock of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, and (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies or votes from stockholders in support of such proposal. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in Section 2.11 or this Section 2.12, except that any stockholder proposal which complies with Rule 14a-8 of the proxy rules, or any successor provision, promulgated under the Act, and is to be included in the Corporation's proxy statement for an annual meeting of stockholders shall be deemed to comply with the requirements of this Section 2.12. Notwithstanding the foregoing provisions of this Section 2.12 or Section 2.11, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination may be disregarded and such proposed business need not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.12 and Section 2.11, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

        For purposes of Section 2.11 and Section 2.12, "public announcement" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Act. Notwithstanding the foregoing provisions in Section 2.11 or Section 2.12, a stockholder shall also comply with all applicable requirements of the Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.11 and Section 2.12. Nothing in either Section 2.11 or Section 2.12 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals or nominations in the Corporation's proxy statement pursuant to applicable rules and regulations promulgated under the Act or (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

        The chairman of the meeting shall, if the facts warrant, determine that business was not properly brought before the meeting in accordance with the provisions of this Section 2.12, and, if he or she should so determine, the chairman shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted.

        2.13    Action without Meeting.    Stockholders may not take any action by written consent in lieu of a meeting.

        2.14    Organization.    The Chairman of the Board, or in the Chairman of the Board's absence, the Chief Executive Officer or President, shall call meetings of the stockholders to order and act as chairman of such meeting; provided, however, that the Board of Directors may appoint any stockholder to act as chairman of any meeting in the absence of the Chairman of the Board. The Secretary of the Corporation shall act as secretary at all meetings of the stockholders; provided, however, that in the absence of the Secretary at any meeting of the stockholders, the chairman of such meeting may appoint any person to act as secretary of the meeting.

        2.15    Inspectors of Election.    The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

        2.16    Conduct of Meetings.    The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE 3—DIRECTORS

        3.1    General Powers.    The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the Corporation except as otherwise provided by law, the Certificate of Incorporation or these Bylaws. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

        3.2    Number; Election; Qualification and Term of Office.    The Board of the Corporation shall consist of not less than 11 and not more than 23 directors, the exact number to be fixed by the Board from time to time pursuant to resolution adopted by the Board. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation or removal.

        3.3    Independent Directors.    At all times no less than two-thirds of the members of the Board of Directors shall satisfy the independence requirements adopted by the Board of Directors for directors of the Corporation, as may be modified and amended by the Board of Directors from time to time, and which shall satisfy the independence requirements contained in the listing standards of either the New York Stock Exchange or The NASDAQ Stock Market.

        3.4    Resignations, Removal and Disqualification.    A director may resign at any time by giving written notice of his resignation to the Chairman of the Board or the Secretary, and such resignation, unless specifically contingent upon its acceptance, will be effective as of its date or of the date specified therein.

        3.5    Vacancies.    Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an increase in the number of the directors, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall hold office until the next annual meeting of stockholders, subject to the election and qualification of his successor and to his earlier death, resignation or removal.

        3.6    Chairman of the Board.    The Board of Directors shall appoint one of the directors to serve as Chairman of the Board. Except as provided for in Section 3.7 hereof, the Chairman of the Board shall be the presiding officer at all meetings of the Board of Directors and stockholders and shall exercise such other powers and perform such other duties as are delegated to the Chairman of the Board by the Board of Directors.

        3.7    Lead Director.    The Board of Directors may appoint one of the independent directors to serve as the Lead Director. The Lead Director shall perform such duties and possess such powers as the Board of Directors may from time to time prescribe. The Lead Director, if appointed, shall be authorized to preside at meetings of the non-management directors and at meetings of the independent directors of the Board of Directors.

        3.8    Acting Chairman and Vacancy in Chairman of the Board Position.    (a) In the absence or inability to act of the Chairman of the Board, the Board may designate an Acting Chairman of the Board. The Acting Chairman of the Board, in the absence or inability to act of the Chairman, shall be presiding officer at all meetings of the Board of Directors and shall exercise such other powers and perform such other duties as are delegated to the Acting Chairman by the Board of Directors. The Acting Chairman of the Board may be, but need not be, the same person as the Lead Director. (b) If a vacancy occurs in the office of Chairman, the Board may fill such vacancy by the affirmative vote of at least a majority of the directors then in office.

        3.9    Regular Meetings.    Regular meetings of the Board of Directors shall be held at such time and at such place as shall be determined by the Chairman of the Board with notice of such determination provided to the full the Board of Directors.

        3.10    Special Meetings.    Special meetings of the Board of Directors may be called by the Chairman of the Board or the Chief Executive Officer and shall be called by the Secretary upon the written request of any four directors. The Secretary shall give at least 24 hours notice of such meeting to each director, either in person, by mail, messenger, overnight courier, facsimile machine, electronic mail or telephone. Every such notice shall state the time and place of the meeting which shall be fixed by the person calling the meeting, but need not state the purpose thereof except as otherwise required by statute.

        3.11    Participation in Meetings.    Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the Board of Directors or any members of any committee of the Board of Directors designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at such meeting.

        3.12    Action at Meeting.    Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of the Board of Directors, a whole number of directors equal to at least a majority of the total number of directors constituting the entire Board of Directors shall constitute a quorum for the transaction of business. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Incorporation or these Bylaws.

        3.13    Action by Consent.    Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee of the Board of Directors, as applicable.

        3.14    Compensation of Directors.    The directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary corporations in any other capacity and receiving compensation for such service.

ARTICLE 4—COMMITTEES

        4.1    Designation of Committees.    The committees of the Board of Directors shall consist of an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and such other standing and special committees as may be approved by the Board of Directors. The Corporation shall have such other committees as may be provided in these Bylaws or as may be from time to time appointed by the Board of Directors. The Board of Directors shall designate the members of these other committees and may designate a Chairman and a Vice-Chairman thereof.

        4.2    The Executive Committee.    The Executive Committee will include the Chairman of the Board, the Chief Executive Officer (if a director), the Lead Director, if any, and such other number of directors that the Board of Directors deems appropriate, provided that at all times the majority of the directors serving on the Executive Committee must be independent directors. Members of the Executive Committee (other than those specified in the immediately preceding sentence) shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. Members of the Executive Committee shall not be subject to removal except by the Board of Directors. The Chairman of the Board shall be the Chairman of the Executive Committee. Each member of this Committee shall be a voting member. The members of the Executive Committee shall serve for a term of one year expiring at the first regular meeting of the Board of Directors following the annual meeting of stockholders each year. The Executive Committee shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, except it shall not have the power and authority of the Board of Directors to (i) approve or adopt or recommend to the stockholders, any action or matter (other than the election or removal of directors)

expressly required by Delaware law to be submitted to stockholders for approval, including, without limitation, amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, approving a sale, lease or exchange of all or substantially all of the Corporation's property and assets, or approval of a dissolution of the Corporation or revocation of a dissolution, or (ii) adopt, alter, amend or repeal any Bylaw of the Corporation.

        4.3    The Audit Committee.    The Audit Committee shall consist of at least three directors, all of whom must be independent directors and all of whom shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The exact number of Audit Committee members shall be determined from time to time by the Board of Directors. Members of the Audit Committee shall not be subject to removal except by the Board of Directors. The Chairman of the Audit Committee shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The Audit Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Audit Committee Charter as adopted by resolution of the Board of Directors.

        4.4    The Compensation Committee.    The Compensation Committee shall consist of at least three directors, all of whom must be independent directors and all of whom shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. At all times at least one director on the Compensation Committee must be the beneficial owner of, or be affiliated with a beneficial owner of, stock of the Corporation. The exact number of Compensation Committee members shall be determined from time to time by the Board of Directors. Members of the Compensation Committee shall not be subject to removal except by the Board of Directors. The Chairman of the Compensation Committee shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The Compensation Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Compensation Committee Charter as adopted by resolution of the Board of Directors.

        4.5    The Nominating and Governance Committee.    The Nominating and Governance Committee shall consist of at least five directors, all of whom must be independent directors and all of whom shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The exact number of Nominating and Governance Committee members shall be determined from time to time by the Board of Directors. Members of the Nominating and Governance Committee shall not be subject to removal except by the Board of Directors. The Chairman of the Nominating and Governance Committee shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The Nominating and Governance Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Nominating and Governance Committee Charter as adopted by resolution of the Board of Directors.

        4.6    Other.    All other committees shall have such duties and may exercise such authority as may be prescribed for them by the Board of Directors.

        4.7    Conduct of Proceedings.    Unless otherwise provided in the Certificate of Incorporation, these Bylaws, the charter of the committee or by the Board of Directors by resolution, each committee may determine the manner in which committee proceedings shall be conducted. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article 3 of these Bylaws. Committees shall keep minutes of their meetings and periodically report their proceedings to the Board of Directors and appropriate committees of the Board of Directors to the extent requested by the Board of Directors or Board committee.

ARTICLE 5—OFFICERS

        5.1    Number and Election.    The officers of the Corporation shall be a Chief Executive Officer, a Chief Financial Officer, a President, one or more Vice-Presidents (the number thereof to be determined by the Board of Directors), a Secretary, a Treasurer, and such other officers as the Board of Directors may determine, including an Assistant Secretary or Assistant Treasurer. The Chief Executive Officer shall be appointed by an affirmative vote of the majority of the Board of Directors, and may, but need not be the Chairman of the Board. Such affirmative vote may also prescribe his duties not inconsistent with these Bylaws and may prescribe a tenure of office.

        Two or more offices may be held by the same person, except the Chief Executive Officer may not also be the Secretary or Assistant Secretary and the President may not also be the Secretary or Assistant Secretary.

        5.2    Chief Executive Officer.    The Chief Executive Officer shall, subject to the direction of the Board of Directors, have general charge and supervision of the business of the Corporation. The Chief Executive Officer shall be the official representative of the Corporation in all public matters. The Chief Executive Officer shall perform such other duties and possess such other powers as the Board of Directors may from time to time prescribe and that are incident to the office of Chief Executive Officer. The Chief Executive Officer shall not engage in any other business during his incumbency except with approval of the Board of Directors, and by his acceptance of the office of Chief Executive Officer he shall be deemed to have agreed to uphold these Bylaws.

        5.3    President.    The President shall be the chief operating officer of the Corporation and shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer, the President shall perform the officer duties of the Chief Executive Officer and, when so performing, shall have all the powers of and be subject to all the restrictions upon the office of Chief Executive Officer.

        5.4    Chief Financial Officer.    The Chief Financial Officer shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Chief Executive Officer or the Board of Directors; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the Corporation.

        5.5    Vice Presidents.    Vice Presidents shall perform the duties prescribed by the Board of Directors, the Chief Executive Officer or President.

        5.6    Secretary.    The Secretary shall attend all meetings of stockholders and of the Board of Directors; the Secretary shall keep official records of meetings of stockholders at which action is taken and of meetings of the Board of Directors; the Secretary shall, in person or by representative, perform like services for the standing and special committees when required; the Secretary shall give notice of meetings of stockholders and of special meetings of the Board of Directors in accordance with the provisions of these Bylaws or as required by statute; the Secretary shall be custodian of the books, records, and corporate seal of the Corporation and attest, upon behalf of the Corporation, all contracts and other documents requiring authentication; the Secretary shall perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer or President.

        5.7    Treasurer.    The Treasurer shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Chief Financial Officer may from time to time prescribe.

        5.8    Qualification and Tenure.    No officer need be a stockholder of the Corporation. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote choosing or appointing him or her, or until his earlier death, resignation or removal.

        5.9    Resignation.    Any officer may resign by delivering such officer's written resignation to the Corporation at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

        5.10    Removals.    Any officer appointed by the Board of Directors may be removed at any time by the Board of Directors, the Chief Executive Officer or the President; provided that the Chief Executive Officer can only be removed by the Board of Directors. Any such removal shall be without prejudice to the contract rights, if any, of the person so removed.

        5.11    Vacancies.    The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Secretary and Treasurer. Any vacancies occurring in any office of the Corporation at any time also may be filled by an officer authorized by the Board of Directors to appoint a person to hold such office. Each such successor, however appointed, shall hold office until such officer's successor is elected and qualified, or until such officer's earlier death, resignation or removal.

        5.12    Salaries.    Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors unless otherwise delegated to the Compensation Committee of the Board of Directors or to members of senior management. No officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the Corporation.

ARTICLE 6—CAPITAL STOCK

        6.1    Issuance of Stock.    Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any unissued balance of the authorized capital stock of the Corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such consideration and on such terms as the Board of Directors may determine.

        6.2    Certificates of Stock.    (a) The shares of stock in the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to any such shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. If shares of stock in the Corporation are certificated, any signature on such certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

        (b)   Certificates representing shares of stock of the Corporation may bear such legends regarding restrictions on transfer or other matters as any officer or officers of the Corporation may determine to be appropriate and lawful. If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate, if such shares are represented by certificates, which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise required by law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the

Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series of stock and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated shares of any class or series of stock, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates representing shares of such class or series or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

        6.3    Transfers.    The shares of stock of the Corporation represented by certificates shall be transferable only upon the Corporation's books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Board of Directors may designate, by whom they shall be cancelled, and new certificates or uncertificated shares shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer. Uncertificated shares of stock of the Corporation shall be transferable only upon the Corporation's books by the holders thereof in person or by their duly authorized attorneys and legal representatives upon receipt by the Corporation or its transfer agent of proper transfer instructions from the registered owner of such uncertificated shares or such holder's duly authorized attorneys and legal representatives, and upon receipt of proper transfer instructions such uncertificated shares shall be canceled, new uncertificated shares or certificates representing shares shall be issued to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation.

        6.4    Lost, Stolen or Destroyed Certificates.    The Corporation may issue a new certificate, certificates or uncertificated shares of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Corporation may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity as the Corporation may require for the protection of the Corporation or any transfer agent or registrar.

        6.5    Fixing Date for Determination of Stockholders of Record.

        (a)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining stockholders entitled to vote at such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice of the meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

        (b)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty (60) days prior to such other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

        6.6    Dividends.    Subject to limitations contained in the DGCL, the Certificate of Incorporation and these Bylaws, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

ARTICLE 7—RESERVED

ARTICLE 8—NOTICES

        8.1    Notices.    Except as provided in Section 8.2 and to the extent permitted by law, any notice required to be given by these Bylaws or otherwise shall be deemed to have been given:

          (a)   in person upon delivery of the notice in person to the person to whom such notice is addressed;

          (b)   by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

          (c)   by messenger or overnight courier service upon provision of the notice to the messenger or courier service, provided that the delivery method does not require payment of the messenger or courier service fee to deliver the notice by the person to whom the notice is addressed;

          (d)   by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

          (e)   by electronic mail upon electronic transmission of the notice; and

          (f)    by telephone when received.

        Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Corporation, or if no address appears on such books and records, then at such address as shall be otherwise known to the Secretary. In the event that a notice is not provided in conformity with the provisions of this Section 8.1, the notice will be deemed to have been given to its intended recipient upon any receipt of the notice by its intended recipient.

        8.2    Electronic Notice.    Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these Bylaws, such notice may be given by a form of electronic transmission if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

        8.3    Waiver of Notice.    Whenever notice is required to be given under the provisions of any statute, the Certificate of Incorporation, these Bylaws, or otherwise, a waiver thereof, given by the person entitled to notice, or his proxy in the case of a stockholder, whether before or after the time stated therein shall be deemed equivalent to notice. Except as may be otherwise specifically provided by statute, any waiver by mail, messenger, overnight courier, facsimile machine, or electronic mail, bearing the name of the person entitled to notice shall be deemed a waiver duly given. Attendance of a person at a meeting, including attendance by proxy in the case of a stockholder, shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business the meeting is not lawfully called or convened. Except as required by statute or the Certificate of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or any committee need be specified in any waiver of notice.

ARTICLE 9—GENERAL PROVISIONS

        9.1    Fiscal Year.    Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation ends on the close of business on December 31 of each year.

        9.2    Corporate Seal.    The corporate seal, if any, shall be in such form as shall be approved by the Board of Directors or an officer of the Corporation.

        9.3    Voting of Securities.    Except as the Board of Directors may otherwise designate, the Chief Executive Officer, Chief Financial Officer or Treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for the Corporation (with or without power of substitution) at, any meeting of stockholders or shareholders of any other corporation or organization, the securities of which may be held by this Corporation.

        9.4    Evidence of Authority.    A certificate by the Secretary, or Assistant Secretary, as to any action taken by the stockholders, Board of Directors, a committee or any officer or representative of the Corporation shall, as to all persons who rely on the certificate in good faith, be conclusive evidence of such action.

        9.5    Certificate of Incorporation.    All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended, altered or restated and in effect from time to time.

        9.6    Transactions with Interested Parties.    No contract or transaction between the Corporation and one or more of the directors or officers, or between the Corporation and any other corporation, limited liability company, partnership, association or other organization in which one or more of the directors or officers are directors, managers or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director, manager or officer is present at or participates in the meeting of the Board of Directors or a committee of the Board of Directors which authorizes the contract or transaction or solely because his, her or their votes are counted for such purpose, if:

          (1)   The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

          (2)   The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

          (3)   The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee of the Board of Directors or the stockholders.

        Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee at which the contract or transaction is authorized.

        9.7    Severability.    Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

        9.8    Pronouns.    All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

        9.9    Contracts.    In addition to the powers otherwise granted to officers pursuant to Article 5 hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

        9.10    Loans.    The Corporation may, to the extent permitted by applicable law, lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this Section 9.10 shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

        9.11    Records.    The Certificate of Incorporation, Bylaws and the proceedings of all meetings of the stockholders, the Board of Directors, the Executive Committee and any other committee of the Board of Directors shall be recorded in appropriate minute books provided for this purpose or in any other information storage device (whether in paper or electronic form), provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any such records so kept upon the request of any person entitled to inspect the same.

        9.12    Section Headings.    Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

        9.13    Inconsistent Provisions.    In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE 10—AMENDMENTS

        10.1    Amendment.    These Bylaws may be amended, altered or repealed, and new Bylaws may be adopted at any time, by the Board of Directors. Stockholders of the Corporation may alter, amend or repeal any Bylaw; provided that notice of the proposed change was given in the notice of the stockholders meeting at which such action is to be taken and, provided, further, that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or the Certificate of Incorporation, the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, alter, amend or repeal any provision of these Bylaws.

        10.2    Submission to Boards of any Regulated Securities Exchange Subsidiary.    Notwithstanding Section 10.1, for so long as the Corporation shall control, directly or indirectly, any national securities exchange, including, but not limited to, CBOE (a "Regulated Securities Exchange Subsidiary"), before any amendment, alteration or repeal of any provision of these Bylaws shall be effective, such amendment, alteration or repeal shall be submitted to the board of directors of each Regulated Securities Exchange Subsidiary, and if such amendment, alteration or repeal must be filed with or filed with and approved by the Securities and Exchange Commission, then such amendment, alteration or repeal shall not become effective until filed with or filed with and approved by the Securities and Exchange Commission, as the case may be.

ANNEX E

FORM OF

CERTIFICATE OF INCORPORATION
of
CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

        FIRST:    The name of the corporation (the "Corporation") is CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED.

        SECOND:    The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19805-1297. The name of the Corporation's registered agent at such address shall be The Corporation Trust Company.

        THIRD:    The nature of the business or purposes to be conducted or promoted by the Corporation is:

          (a)   To conduct and carry on the function of an "exchange" within the meaning of that term in the Securities Exchange Act of 1934, as amended (the "Act");

          (b)   To provide a securities market place with high standards of honor and integrity among its Trading Permit Holders and other persons holding rights to access the Corporation's facilities and to promote and maintain just and equitable principles of trade and business. The term "Trading Permit Holders" shall have the meaning given to that term in Section 1.1 of the Corporation's Bylaws, as the same may be amended from time to time (the "Corporation's Bylaws"); and

          (c)   To engage in any other lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("GCL").

        FOURTH:    The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock having a par value of $0.01 per share (the "Common Stock"). CBOE Holdings, Inc. will be the sole owner of the Common Stock. Any sale, transfer or assignment by CBOE Holdings, Inc. of any shares of Common Stock will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Act.

        FIFTH:    (a) The governing body of the Corporation shall be its Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

        (b)   The Board of Directors of the Corporation shall consist of not less than 11 and not more than 23 directors, the exact number to be fixed in accordance with the Corporation's Bylaws.

        (c)   Only persons who are nominated by the Nominating and Governance Committee shall be eligible for election as directors. The Nominating and Governance Committee shall be bound to accept and nominate (a) the individual(s) recommended by the Industry-Director Subcommittee (as defined in the Corporation's Bylaws) for nomination as Industry Director (as defined in the Corporation's Bylaws), provided that the individuals so nominated by the Industry-Director Subcommittee are not opposed by a petition candidate or (b) the individual(s) who receive the most votes pursuant to a petition election as set forth in Section 3.2 of the Corporation's Bylaws.

        (d)   In discharging his or her responsibilities as a member of the Board of Directors, and to the fullest extent permitted by law, each director shall take into consideration the effect that his or her actions would have on the ability of the Corporation to carry out the Corporation's responsibilities under the Act and on the ability of the Corporation: to engage in conduct that fosters and does not interfere with the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Commission, and the Corporation pursuant to its regulatory authority.

        SIXTH:    (a) The Corporation shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director, officer or member of a committee of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (c) of this Article Sixth, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation.

        (b)   Expenses (including attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Corporation in advance of the final disposition of such proceeding; provided, however, that the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Article Sixth.

        (c)   If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article Sixth is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

        (d)   The provisions of this Article Sixth shall be deemed to be a contract between the Corporation and each Covered Person who serves in any such capacity at any time while this Article Sixth is in effect, and any repeal or modification of any applicable law or of this Article Sixth shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

        (e)   Persons not expressly covered by the foregoing provisions of this Article Sixth, such as those (x) who are or were employees or agents of the Corporation, or are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (y) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Corporation was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors.

        (f)    The rights conferred on any Covered Person by this Article Sixth shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

        (g)   The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

        (h)   Any repeal or modification of the foregoing provisions of this Article Sixth shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

        (i)    The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, manager, officer, trustee, employee or agent of the Corporation or another corporation, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Article Sixth), whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL.

        SEVENTH:    The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute, and all rights conferred upon stockholders by this Certificate of Incorporation are granted subject to this reservation. Before any amendment to, or repeal of, any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of the Corporation and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this Certificate of Incorporation shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

        EIGHTH:    A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

        NINTH:    Unless and except to the extent that the Corporation's Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

        TENTH:    In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the Corporation's Bylaws.

        ELEVENTH:    To the fullest extent permitted by law, all confidential information pertaining to the self-regulatory function of the Corporation (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Corporation shall: (i) not be made available to any persons other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (iii) not be used for any commercial purposes. Nothing in this Article Eleventh shall be interpreted as to limit or impede the rights of the Commission to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission.

ANNEX F

FORM OF

AMENDED AND RESTATED

BYLAWS OF

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

ARTICLE I Definitions

Section 1.1. Definitions.

        When used in these Bylaws, except as expressly otherwise provided or unless the context otherwise requires:

          (a)   The term "Act" means the Securities Exchange Act of 1934, as amended.

          (b)   The term "affiliate" of a Person or "affiliated with" another Person shall have the meaning given to such term in the Rules of the Exchange.

          (c)   The term "Board" means the Board of Directors of the Corporation.

          (d)   The term "Corporation" means the Chicago Board Options Exchange, Incorporated.

          (e)   The term "Exchange" means the Corporation, its exchange market and any facilities thereof.

          (f)    The term "Trading Permit Holder" means any individual, corporation, partnership, limited liability company or other entity authorized by the Rules that holds a Trading Permit. If a Trading Permit Holder is an individual, the Trading Permit Holder may also be referred to as an "individual Trading Permit Holder." If a Trading Permit Holder is not an individual, the Trading Permit Holder may also be referred to as a "TPH organization." A Trading Permit Holder is a "member" solely for purposes of the Act; however, one's status as a Trading Permit Holder does not confer on that Person any ownership interest in the Exchange.

          (g)   The term "Person" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

          (h)   The term "Rules" means the rules of the Exchange as adopted or amended from time to time.

          (i)    The term "Trading Permit" shall have the meaning given to such term in the Rules of the Exchange.

          (j)    The term "associated with an entity" means any partner, officer or director of such entity (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such entity, or any employee of such entity.

ARTICLE II Stockholders

Section 2.1. Place of Meetings.

        All meetings of stockholders shall be held at such place within or without the State of Delaware as may be designated from time to time by the Board or the Chairman of the Board (or, if there is no Chairman of the Board, the Chief Executive Officer) or, if not so designated, at the principal place of business of the Corporation in Chicago, Illinois.

Section 2.2. Annual Meetings.

        If required by applicable law, an annual meeting of stockholders shall be held, beginning with the year immediately following the year in which the restructuring of the Corporation from a non-stock corporation to a stock corporation and wholly-owned subsidiary of CBOE Holdings, Inc. is consummated, on the third Tuesday in May of each year or such other date as may be fixed by the Board, at such time as may be designated by the Secretary prior to the giving of notice of the meeting, for the purpose of electing directors to fill expiring terms and any vacancies in unexpired terms and for the transaction of business as may properly come before the meeting.

Section 2.3. Special Meetings.

        Special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation of the Corporation, may be called by the Chairman of the Board or the Vice Chairman of the Board or by a majority of the Board.

Section 2.4. Notice of Stockholders' Meetings.

        Unless otherwise prescribed by statute or the Certificate of Incorporation, notice of each meeting of stockholders, stating the date, time and place thereof, and, in the case of special meetings, the purpose or purposes for which such meeting is called, shall be given to each stockholder of record entitled to vote thereat not more than 60 days and at least 10 days before the date of the meeting.

Section 2.5 Quorum and Adjournments.

        Except as otherwise provided by statute or the Certificate of Incorporation, a majority of the outstanding stock of the Corporation entitled to vote at the meeting, when present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business. If such quorum shall not be present or represented by proxy at any meeting of stockholders, holders of a majority of the stock present in person or represented by proxy at the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting unless otherwise required by statute, until a quorum shall be present or represented. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally notified. Nothing in these Bylaws shall affect the right to adjourn a meeting from time to time where a quorum is present.

Section 2.6. Voting by Stockholders.

        With respect to any question brought before a meeting, when a quorum is present, a majority of the votes properly cast on any question shall decide the question, unless the question is one upon which by express provision of statute or the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control. Notwithstanding the preceding sentence, a plurality of votes properly cast shall elect the directors.

Section 2.7. Determination of Stockholders of Record.

        (a)   The Board may fix a record date to determine the stockholders entitled to notice of and to vote at a meeting of stockholders or any adjournment thereof ("Record Date"). The Record Date shall not be more than 60 days nor less than 10 days before the date of the meeting.

        (b)   If no Record Date is fixed by the Board for a meeting of stockholders, the Record Date for the meeting shall be at the close of business on the day preceding the date on which notice of the meeting is given by the Corporation.

        (c)   A Record Date shall apply to any adjournment of a meeting of stockholders; provided, however, that the Board may fix a new Record Date for the adjourned meeting.

Section 2.8. Action by Written Consent of Stockholders.

        Unless otherwise restricted by the Certificate of Incorporation, any corporate action upon which a vote of stockholders is required or permitted may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on that matter were present and voted and shall be delivered to the Corporation in the manner required by law at its registered office within the State of Delaware or at its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to in the consent unless, within 60 days of the earliest dated consent delivered to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as required by these Bylaws or by applicable law. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

ARTICLE III Board of Directors

Section 3.1. Number, Election and Term of Office of Directors.

        The Board shall consist of not less than 11 and not more than 23 directors, the exact number to be fixed by the Board from time to time pursuant to resolution adopted by the Board. The number of Non-Industry Directors and Industry Directors may be increased from time to time by resolution adopted by the Board, but in no event shall the number of Industry Directors constitute less than 30% of the members of the Board and in no event shall the number of Non-Industry Directors constitute less than a majority of the members of the Board. In addition, at all times at least 20% of directors serving on the Board shall be Representative Directors nominated (or otherwise selected through the petition process) as provided for in Section 3.2 by the Industry-Director Subcommittee.

        A "Non-Industry Director" is a person who is not an Industry Director.

        An "Industry Director" is any director who (i) is a holder of a Trading Permit or otherwise subject to regulation by the Exchange; (ii) is a broker-dealer or an officer, director or employee of a broker-dealer or has been in any such capacity within the prior three years; (iii) is, or was within the prior three years, associated with an entity that is affiliated with a broker-dealer whose revenues account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated; (iv) has a material ownership interest in a broker-dealer and has investments in broker-dealers that account for a material portion of the director's net worth; (v) has a consulting or employment relationship with or has provided professional services to the Exchange or any of its affiliates or has had such a relationship or has provided such services within the prior three years; or (vi) provides, or has provided within the prior three years, professional or consulting services to a broker-dealer, or to an entity with a 50% or greater ownership interest in a broker-dealer whose revenues account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated, and the revenue from all such professional or consulting services accounts for a material portion of either the revenues received by the director or the revenues received by the director's firm or partnership.

        Notwithstanding the foregoing, a director shall not be deemed to be an "Industry Director" solely because either (A) the person is or was within the prior three years an outside director of a broker-dealer or an outside director of an entity that is affiliated with a broker-dealer, provided that the broker-dealer is not a holder of a Trading Permit or otherwise subject to regulation by the Exchange, or (B) the person is or was within the prior three years associated with an entity that is affiliated with a broker-dealer whose revenues do not account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated, provided that the broker-dealer is not a holder of a Trading Permit or otherwise subject to regulation by the Exchange. At all times, at least one Non-Industry Director shall be a Non-Industry Director exclusive of the exceptions provided for in the immediately preceding sentence and shall have no material business relationship with a broker or dealer or the Exchange or any of its affiliates. For purposes of this Section 3.1, the term "outside director" shall mean a director of an entity who is not an employee or officer (or any person occupying a similar status or performing similar functions) of such entity.

        The Board of Directors of the Exchange or the Nominating and Governance Committee of the Board shall make all materiality determinations under the foregoing two paragraphs. A director shall qualify as a Non-Industry Director only so long as such director meets the requirements for that position.

        Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal.

        Only persons who are nominated as Representative Directors by the Nominating and Governance Committee shall be eligible for election as Representative Directors. The Nominating and Governance Committee shall be bound to accept and nominate the Representative Director nominees recommended by the Industry-Director Subcommittee, provided that the Representative Director nominees are not opposed by a petition candidate as forth in Section 3.2 below. If such Representative Director nominees are opposed by a petition candidate then the Nominating and Governance Committee shall be bound to accept and nominate the Representative Director nominees who receive the most votes pursuant to a Run-Off Election as set forth in Section 3.2 below.

        The Nominating and Governance Committee shall determine, subject to review by the Board, whether a director candidate satisfies the applicable qualifications for election as a director, and the decision of that committee shall, subject to review, if any, by the Board, be final.

Section 3.2. Nomination of Industry Directors.

        The Industry-Director Subcommittee of the Nominating and Governance Committee shall recommend a number of Industry Directors that equals 20% of the total number of directors serving on the Board (the "Representative Director(s)"), provided that if 20% of the directors then serving on the Board is not a whole number, such number of Representative Directors shall be rounded up to the next whole number. Industry Directors not recommended by the Industry-Director Subcommittee shall be nominated by the Nominating and Governance Committee. The Industry-Director Subcommittee shall consist of all of the Industry Directors then serving on the Nominating and Governance Committee.

        The Industry-Director Subcommittee shall provide a mechanism for holders of Trading Permits to provide input to the Industry-Director Subcommittee with respect to nominees for the Representative Directors. The Industry-Director Subcommittee shall issue a circular to the holders of Trading Permits identifying the Representative Director nominees selected by the committee not later than January 15th, or the first business day thereafter if January 15th is not a business day.

        Holders of Trading Permits may nominate alternative candidates for election to the Representative Director positions to be elected in a given year by submitting a petition signed by individuals representing not less than 10% of the total outstanding Trading Permits at that time. Petitions must be filed with the Secretary no later than 5:00 p.m. (Chicago time) on the Monday preceding the 1st Friday in February, or the first business day thereafter in the event that Monday occurs on a holiday. The names of all Representative Director nominees recommended by the Industry-Director Subcommittee and those selected pursuant to a valid and timely petition shall, immediately following their selection, be given to the Secretary who shall promptly issue a circular to all of the Trading Permit Holders identifying all such Representative Director candidates.

        If one or more valid petitions are received, the Secretary shall issue a circular to all of the Trading Permit Holders identifying those individuals nominated for Representative Director by the Industry-Director Subcommittee and those individuals nominated for Representative Director through the petition process as well as of the time and date of a run-off election to determine which individuals will be nominated as Representative Director(s) by the Nominating and Governance Committee (the "Run-off Election"). The Run-off Election will be held at least 20 days prior to the mailing of any notice of the annual stockholders' meeting. In any Run-off Election, each holder of a Trading Permit shall have one vote with respect to each Trading Permit held by such Trading Permit Holder for each Representative Director position to be filled that year; provided, however, that no holder of Trading Permits, either alone or together with its affiliates, may account for more than 20% of the votes cast for a candidate, and any votes cast by a holder of Trading Permits, either alone or together with its affiliates, in excess of this 20% limitation shall be disregarded. Votes may be cast in person or by proxy. Additionally, in any Run-off Election, Trading Permits representing one-third of the total outstanding Trading Permits entitled to vote, when present in person or represented by proxy, shall constitute a quorum for purposes of the Run-off Election. The Secretary shall issue a circular to all of the Trading Permit Holders setting forth the results of the Run-off Election. The number of individual Representative Director nominees equal to the number of Representative Director positions to be filled that year receiving the largest number of votes in the Run-off Election (after taking into account the voting limitation set forth herein) will be the persons approved by the Trading Permit Holders to be nominated as the Representative Director(s) by the Nominating and Governance Committee for that year.

Section 3.3. Powers of the Board.

        The Board shall be the governing body of the Corporation and shall be vested with all powers necessary for the management of the business and affairs of the Corporation and for the promotion of its welfare, objects and purposes. The Board shall regulate the business conduct of Trading Permit Holders and may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation directed or required to be exercised or done by others. In the exercise of such powers, the Board may organize such subsidiary corporations, impose such fees and charges, adopt or amend such Rules, issue such orders and directions, and make such decisions as it deems necessary or appropriate. It may prescribe and impose penalties for violations of the Rules, for neglect or refusal to comply with orders, directions or decisions of the Board, or for any other offenses against the Corporation.

Section 3.4. Resignation, Disqualification and Removal of Directors.

        (a)   A director may resign at any time by giving written notice of his resignation to the Chairman of the Board or the Secretary, and such resignation, unless specifically contingent upon its acceptance, will be effective as of its date or of the date specified therein.

        (b)   In the event any Industry Director or Non-Industry Director fails to maintain the qualifications required for such category of director in Section 3.1 hereof, of which failure the Board shall be the sole judge, the term of office of such director shall terminate and such director shall thereupon cease to be a director, his office shall become vacant and, notwithstanding any provision to the contrary, the vacancy may be filled by the Board with a person who qualifies for the category in which the vacancy exists. Notwithstanding the foregoing, unless otherwise required by statute, the Certificate of Incorporation, regulations of the Securities and Exchange Commission or, if applicable, the regulations of any listing exchange on which the Corporation is listed, a director who fails to maintain the applicable qualifications may be allowed the later of (i) 45 days from the date when the Board determines the director is unqualified or (ii) until the next regular Board meeting following the date when the Board makes such determination, in which to requalify. Following the date when the Board determines the director is unqualified, the director shall be deemed not to hold office and the seat formerly held by the director shall be deemed to be vacant for all purposes. The Board shall be the sole judge of whether the director has requalified. If a director is determined to have requalified, the Board, in its sole discretion, may fill an existing vacancy in the Board or may increase the size of the Board, as necessary, to appoint such director to the Board; provided, however, that the Board shall be under no obligation to return such director to the Board.

Section 3.5. Filling of Vacancies.

        (a)   Notwithstanding any provision herein to the contrary, any vacancy in the Board, however occurring, including a vacancy resulting from an increase in the number of the directors, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, provided such new director qualifies for the category in which the vacancy exists. A director elected to fill a vacancy shall hold office until the next annual meeting of stockholders, subject to the election and qualification of his or her successor and to his or her earlier death, resignation, disqualification or removal.

        (b)   If the Board fills a vacancy resulting from a Representative Director position becoming vacant prior to the expiration of such Representative Director's term, or resulting from the creation of an additional Representative Director position required by an increase in the size of the Board, then the Board shall follow the procedures set forth in this Section 3.5(b). In such an event, the Industry-Director Subcommittee of the Nominating and Governance Committee shall either (i) recommend an individual to the Board to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the Board from which the Board shall elect the individual to fill such vacancy. The Board shall elect, pursuant to this Section 3.5(b), only individuals recommended by the Industry-Director Subcommittee; provided, however, the Board shall not be required to take any action or elect any individual if the Board believes that taking such action or electing such individual would be contrary to the Board's fiduciary duties. Any individual recommended by the Industry-Director Subcommittee to fill the vacancy of a Representative Director position must qualify as an Industry Director. Any vacancy filled pursuant to this Section 3.5(b), shall be filled by the vote of a majority of the directors then in office, although less than a quorum.

Section 3.6. Chairman of the Board of Directors.

        The Board shall appoint one of the directors to serve as Chairman of the Board. Except as provided for in Section 3.8 hereof, the Chairman of the Board shall be the presiding officer at all meetings of the Board and stockholders and shall exercise such other powers and perform such other duties as are delegated to him or her by the Board.

Section 3.7. Vice Chairman of the Board.

        Each year following the annual election of the directors, the Board shall select, from among the Industry Directors, a Vice Chairman of the Board to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, (ii) serve as chair the Trading Advisory Committee, (iii) except as otherwise provided in the Rules or resolution of the Board, appoint, subject to the approval of the Board, the individuals to serve on all Trading Permit Holder committees established in the Rules or by resolution of the Board, and (iv) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 3.8. Lead Director.

        The Board may appoint one of the Non-Industry Directors to serve as the Lead Director. The Lead Director shall perform such duties and possess such powers as the Board may from time to time prescribe. The Lead Director, if appointed, shall be authorized to preside at meetings of the directors that are not officers or employees of the Exchange.

Section 3.9. Acting Chairman and Vacancy in Chairman or Vice Chairman of the Board Positions.

        (a)   In the absence or inability to act of the Chairman of the Board and the Vice Chairman of the Board, the Board may designate an Acting Chairman of the Board. The Acting Chairman of the Board, in the absence or inability to act of the Chairman and Vice Chairman of the Board, shall be presiding officer at all meetings of the Board and shall exercise such other powers and perform such other duties as are delegated to the Acting Chairman by the Board.

        (b)   If a vacancy occurs in the office of Chairman or Vice Chairman, the Board may fill such vacancy by the affirmative vote of at least a majority of the directors then in office.

Section 3.10. Quorum.

        At all meetings of the Board, two-thirds of the number of directors then in office shall constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute or the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.11. Regular Meetings.

        Regular meetings of the Board shall be held at such time and at such place as shall from time to time be determined by the Chairman of the Board with notice of such determination provided to the full Board.

Section 3.12. Special Meetings.

        Special meetings of the Board may be called by the Chairman of the Board or the Vice Chairman of the Board and shall be called by the Secretary upon the written request of any four directors. The Secretary shall give at least 24 hours notice of such meeting to each director, in a manner permitted by Section 7.1. Every such notice shall state the time and place of the meeting which shall be fixed by the person calling the meeting, but need not state the purpose thereof except as otherwise required by statute.

Section 3.13. Participation in Meeting.

        Members of the Board or of any committee thereof may participate in a meeting of the Board or such committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting.

Section 3.14. Action by Written Consent.

        Unless otherwise restricted by statute or the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or of such committee.

Section 3.15. Interested Directors.

        No director shall be disqualified from participating in any meeting, action or proceeding of the Board by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration. No director shall participate in the adjudication of any matter with respect to which the Board is acting as an adjudicative body under the Rules, and in which such director is personally interested, although interested directors may be counted in determining the presence of a quorum at the meeting of the Board or of a committee which authorizes actions with respect to such matter.

ARTICLE IV Committees

Section 4.1. Designation of Committees.

        (a)   Committees of the Board. The committees of the Board shall consist of an Executive Committee, an Audit Committee, a Compensation Committee, a Regulatory Oversight Committee, a Nominating and Governance Committee and such other standing and special committees as may be approved by the Board. Except as may be otherwise provided in these Bylaws or as may be otherwise provided for from time to time by resolution of the Board, the Board may, at any time, with or without cause, remove any member of any such committees of the Board.

        (b)   Committees of the Exchange. The Exchange also shall have a Trading Advisory Committee and such other committees as may be provided in these Bylaws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these Bylaws, the Rules or the resolution of the Board establishing any such other committee, the Vice Chairman of the Board, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman and a Vice-Chairman thereof. Except as may be otherwise provided in these Bylaws or the Rules, the Board may, at any time, with or without cause, remove any member of any such Exchange committees.

Section 4.2. The Executive Committee.

        The Executive Committee will include the Chairman of the Board, the Chief Executive Officer (if a director), the Vice Chairman of the Board, the Lead Director, if any, at least one Representative Director and such other number of directors that the Board deems appropriate, provided that at all times the majority of the directors serving on the Executive Committee must be Non-Industry

Directors. Members of the Executive Committee (other than those specified in the immediately preceding sentence) shall be recommended by the Nominating and Governance Committee for approval by the Board. Members of the Executive Committee shall not be subject to removal except by the Board. The Chairman of the Board shall be the Chairman of the Executive Committee. Each member of this Committee shall be a voting member. The members of the Executive Committee shall serve for a term of one year expiring at the first regular meeting of directors following the annual meeting of stockholders each year or until their successors are appointed. The Executive Committee shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, except it shall not have the power and authority of the Board to (i) approve or adopt or recommend to the stockholders any action or matter (other than the election or removal of directors) expressly required by Delaware law to be submitted to stockholders for approval, including without limitation, amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, approving a sale, lease or exchange of all or substantially all of the Corporation's property and assets, or approval of a dissolution of the Corporation or revocation of a dissolution, or (ii) adopt, alter, amend or repeal any bylaw of the Corporation.

Section 4.3. The Audit Committee.

        The Audit Committee shall consist of at least three directors, all of whom must be Non-Industry Directors and all of whom shall be recommended by the Nominating and Governance Committee for approval by the Board. The exact number of Audit Committee members shall be determined from time to time by the Board. Members of the Audit Committee shall not be subject to removal except by the Board. The Chairman of the Audit Committee shall be recommended by the Nominating and Governance Committee for approval by the Board. The Audit Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board and the Audit Committee Charter as adopted by resolution of the Board.

Section 4.4. The Compensation Committee.

        The Compensation Committee shall consist of at least three directors, all of whom must be Non-Industry Directors and all of whom shall be recommended by the Nominating and Governance Committee for approval by the Board. At all times at least one director on the Compensation Committee must be the beneficial owner of, or be affiliated with a beneficial owner of, stock of CBOE Holdings, Inc. The exact number of Compensation Committee members shall be determined from time to time by the Board. Members of the Compensation Committee shall not be subject to removal except by the Board. The Chairman of the Compensation Committee shall be recommended by the Nominating and Governance Committee for approval by the Board. The Compensation Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board and the Compensation Committee Charter as adopted by resolution of the Board.

Section 4.5. The Nominating and Governance Committee.

        The Nominating and Governance Committee shall consist of at least five directors, including both Industry Directors and Non-Industry Directors, and shall at all times have a majority of directors that are Non-Industry Directors. All members of the committee shall be recommended by the Nominating and Governance Committee for approval by the Board. The exact number of Nominating and Governance Committee members shall be determined from time to time by the Board. Members of the Nominating and Governance Committee shall not be subject to removal except by the Board. The Chairman of the Nominating and Governance Committee shall be recommended by the Nominating and Governance Committee for approval by the Board. Subject to Section 3.2 and Section 3.5 of these Bylaws, the Nominating and Governance Committee shall have the authority to nominate individuals for election as directors of the Corporation. The Nominating and Governance Committee shall have such other duties and may exercise such other authority as may be prescribed by resolution of the Board and the Nominating and Governance Committee Charter as adopted by resolution of the Board.

Section 4.6. The Regulatory Oversight Committee.

        The Regulatory Oversight Committee shall consist of at least three directors, all of whom shall be Non-Industry Directors and all of whom shall be recommended by the Non-Industry Directors on the Nominating and Governance Committee for approval by the Board. The exact number of Regulatory Oversight Committee members shall be determined from time to time by the Board. Members of the Regulatory Oversight Committee shall not be subject to removal except by the Board. The Chairman of the Regulatory Oversight Committee shall be recommended by the Non-Industry Directors of the Nominating and Governance Committee for approval by the Board. The Regulatory Oversight Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board, these Bylaws or the Rules of the Exchange.

Section 4.7. Trading Advisory Committee.

        The Trading Advisory Committee shall advise the Office of the Chairman regarding matters of interest to Trading Permit Holders. It shall consist of such number of members as set by the Board from time to time. The majority of the members of the Trading Advisory Committee shall be individuals involved in trading either directly or through their firms. The Vice Chairman shall be the Chairman of the Trading Advisory Committee and shall appoint, with the approval of the Board, the other members of the committee.

Section 4.8. Other.

        All other committees shall have such duties and may exercise such authority as may be prescribed for them by the Certificate of Incorporation, these Bylaws or the Rules or by resolution of the Board.

Section 4.9. Conduct of Proceedings.

        Unless otherwise provided in the Certificate of Incorporation, these Bylaws, the Rules, the charter of the committee or by the Board of Directors by resolution, each committee may determine the manner in which committee proceedings shall be conducted. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article 3 of these Bylaws. Committees shall keep minutes of their meetings and periodically report their proceedings to the Board and appropriate committees of the Board to the extent requested by the Board or Board committee.

ARTICLE V Officers

Section 5.1. Designation; Number; Election.

        (a)   The officers of the Corporation shall be a Chief Executive Officer, a Vice Chairman, a President, a Chief Financial Officer, one or more Vice-Presidents (the number thereof to be determined by the Board), a Secretary, a Treasurer, and such other officers as the Board may determine, including an Assistant Secretary and Assistant Treasurer. The Chief Executive Officer shall be appointed by an affirmative vote of the majority of the Board, and may, but need not be the Chairman of the Board. Such affirmative vote may also prescribe his duties not inconsistent with these Bylaws and may prescribe a tenure of office. The remaining officers of the Corporation shall be appointed by the Board, each to serve until a successor has been duly chosen and qualified or until the officer's earlier death, resignation or removal.

        (b)   Two or more offices may be held by the same person, except the offices of Chief Executive Officer and President. In addition, the Chief Executive Officer and the President may not also be either the Secretary or Assistant Secretary.

Section 5.2. Chief Executive Officer.

        The Chief Executive Officer shall, subject to the direction of the Board, have general charge and supervision of the business of the Corporation. The Chief Executive Officer shall be the official representative of the Corporation in all public matters. The Chief Executive Officer shall perform such other duties and possess such other powers as the Board may from time to time prescribe and that are incident to such office. The Chief Executive Officer shall not engage in any other business during his incumbency except with approval of the Board, and by his acceptance of the office of Chief Executive Officer he shall be deemed to have agreed to uphold these Bylaws.

Section 5.3. Vice Chairman.

        The Vice Chairman shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Vice Chairman shall preside at meetings of the Trading Permit Holders. The Vice Chairman shall be responsible for the coordination of the activities of all Trading Permit Holder committees.

Section 5.4. President.

        The President shall be the chief operating officer of the Corporation and shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer, the President shall perform the officer duties of the Chief Executive Officer and, when so performing, shall have all the powers of and be subject to all the restrictions upon the office of Chief Executive Officer.

Section 5.5. Chief Financial Officer.

        The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Corporation's funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Corporation.

Section 5.6. Vice Presidents.

        Vice Presidents shall perform the duties prescribed by the Board, Chief Executive Officer or President.

Section 5.7. Secretary.

        The Secretary shall keep official records of meetings of stockholders and of Trading Permit Holders at which action is taken and of all meetings of the Board; the Secretary shall, in person or by representative, perform like services for the standing and special committees when required; the Secretary shall give notice of meetings of stockholders and of Trading Permit Holders and of special meetings of the Board in accordance with the provisions of the Rules or these Bylaws or as required by statute; the Secretary shall post all notices which may be required to be posted upon the Corporation website; the Secretary shall be custodian of the books, records, and corporate seal of the Corporation and attest, upon behalf of the Corporation, all contracts and other documents requiring authentication; the Secretary shall perform such other duties as may be prescribed by the Board, Chairman of the Board, Chief Executive Officer or President.

Section 5.8. Treasurer.

        The Treasurer shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Chief Financial Officer may from time to time prescribe.

Section 5.9. Removals.

        Any officer appointed by the Board may be removed at any time by the Board, the Chief Executive Officer or the President; provided that the Chief Executive Officer can only be removed by the Board. Any such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any vacancies occurring in any office of the Corporation at any time may be filled by the Board or an officer authorized by the Board to appoint a person to hold such office.

Section 5.10. Resignations.

        Any officer may resign by delivering such officer's written resignation to the Corporation at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 5.11. Vacancies.

        The Board may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Secretary and Treasurer. Any vacancies occurring in any office of the Corporation at any time also may be filled by an officer authorized by the Board to appoint a person to hold such office. Each such successor shall hold office until such officer's successor is elected and qualified, or until such officer's earlier death, resignation or removal.

Section 5.12. Salaries.

        Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board unless otherwise delegated to the Compensation Committee of the Board or to members of senior management. No officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the Corporation.

ARTICLE VI Reserved

ARTICLE VII Notices

Section 7.1. Notices.

        Except as provided in Section 7.2 and to the extent permitted by law, any notice required to be given by the Bylaws or the Rules or otherwise shall be deemed to have been given:

          (a)   in person upon delivery of the notice in person to the Person to whom such notice is addressed;

          (b)   by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

          (c)   by messenger or overnight courier service upon provision of the notice to the messenger or courier service, provided that the delivery method does not require payment of the messenger or courier service fee to deliver the notice by the Person to whom the notice is addressed;

          (d)   by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

          (e)   by electronic mail upon electronic transmission of the notice; and

          (f)    by telephone when received.

        Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Corporation, or if no address appears on such books and records, then at such address as shall be otherwise known to the Secretary, or if no such address appears on such books and records, then in care of the registered agent of the Corporation in the State of Delaware. In the event that a notice is not provided in conformity with the provisions of this Section 7.1, the notice will be deemed to have been given to its intended recipient upon any receipt of the notice by its intended recipient.

  Section 7.2. Electronic Notice to Stockholders.

        Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these Bylaws, such notice may be given by a form of electronic transmission if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

  Section 7.3. Waiver of Notice.

        Whenever notice is required to be given under the provisions of any statute, the Certificate of Incorporation, these Bylaws, the Rules or otherwise, a written waiver thereof, signed by the Person entitled to notice, or his proxy, whether before or after the time stated therein shall be deemed equivalent to notice. Except as may be otherwise specifically provided by statute, any waiver by mail, messenger, overnight courier, facsimile machine, or electronic mail, bearing the name of the Person entitled to notice shall be deemed a written waiver duly signed. Attendance of a Person at a meeting, including attendance by proxy, shall constitute a waiver of notice of such meeting except when the Person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business the meeting is not lawfully called or convened. Except as required by statute or the Certificate of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or any committee need be specified in any written waiver of notice.

ARTICLE VIII General Provisions

Section 8.1. Fiscal Year.

        Except as otherwise determined from time to time by the Board, the fiscal year of the Corporation ends on the close of business on December 31 of each year.

Section 8.2. Checks, Drafts and Other Instruments.

        All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, or by such agent or agents of the Corporation and in such manner as the Board may from time to time determine.

Section 8.3. Corporate Seal.

        The corporate seal, if any, shall be in such form as shall be approved by the Board or an officer of the Corporation.

Section 8.4. Voting Securities.

        Except as the Board may otherwise designate, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer or Treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for the Corporation (with or without power of substitution) at, any meeting of stockholders or shareholders of any other corporation or organization, the securities of which may be held by this Corporation.

Section 8.5. Evidence of Authority.

        A certificate by the Secretary, or Assistant Secretary, if any, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall, as to all Persons who rely on the certificate in good faith, be conclusive evidence of such action.

Section 8.6. Certificate of Incorporation.

        All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended, altered or restated and in effect from time to time.

Section 8.7. Transactions with Interested Parties.

        No contract or transaction between the Corporation and one or more of the directors or officers, or between the Corporation and any other corporation, limited liability company, partnership, association or other organization in which one or more of the directors or officers are directors, managers or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or a committee of the Board which authorizes the contract or transaction or solely because his, her or their votes are counted for such purpose, if:

          (a)   The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

          (b)   The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

          (c)   The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee of the Board or the stockholders.

        Both (i) directors who are directors of both the Corporation and a party with whom the Corporation may be engaged in a transaction and (ii) interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee at which the contract or transaction is authorized.

Section 8.8. Severability.

        Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

Section 8.9. Pronouns.

        All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

Section 8.10. Contracts.

        In addition to the powers otherwise granted to officers pursuant to Article V hereof, the Board may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 8.11. Loans.

        The Corporation may, to the extent permitted by applicable law, lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may include, without limitation, a pledge of shares of stock of the Corporation. Nothing in this Section 8.11 shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Section 8.12. Books and Records.

        Subject to applicable law, the Board shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware. The Corporation shall keep its books and records within the United States. Any books or records of the Corporation may be kept on, or be in the form of, magnetic tape, computer disk, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time.

Section 8.13. Section Headings.

        Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 8.14. Inconsistent Provisions.

        In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the General Corporation Law of the State of Delaware ("DGCL") or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE IX Amendments

Section 9.1. By the Board.

        These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, by the Board.

Section 9.2. By the Stockholders.

        These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the affirmative vote of the majority of the stockholders present at any annual meeting of the stockholders at which a quorum is present.

Section 9.3. SEC Approval.

        Before any amendment to, alteration or repeal of any provision of the Bylaws of the Corporation under this Article IX shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Securities and Exchange Commission ("SEC"), then the proposed changes to the Bylaws of the Corporation shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

ARTICLE X Rulemaking

Section 10.1. Rulemaking.

        The Board may, by the affirmative vote of a majority of a quorum of the Board, alter, adopt, amend or repeal as it may deem necessary or proper any of the Corporation's Rules, which shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

ANNEX G

FORM OF
AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of            , 2009, by and among Chicago Board Options Exchange, Incorporated, a Delaware non-stock corporation ("Exchange"), CBOE Holdings, Inc., a Delaware stock corporation and a wholly-owned subsidiary of Exchange ("Holdings"), and CBOE Merger Sub, Inc., a Delaware stock corporation and a wholly-owned subsidiary of Holdings ("Merger Sub").

W I T N E S S E T H:

        WHEREAS, the board of directors of Exchange has approved this Agreement and the merger of Merger Sub with and into Exchange upon the terms set forth herein (the "Merger"); and

        WHEREAS, the board of directors of Merger Sub has approved this Agreement and the Merger;

        WHEREAS, the board of directors of Holdings has approved this Agreement; and

        WHEREAS, a majority of the outstanding memberships of Exchange have adopted this Agreement and the Merger.

        NOW, THEREFORE, the parties hereby covenant and agree as follows:

ARTICLE I
THE MERGER

        Section 1.1 Merger; Surviving Corporation.    In accordance with and subject to the terms, provisions and conditions of this Agreement and the Delaware General Corporation Law, as amended ("DGCL"), at the Effective Time (as defined in Section 1.2), Merger Sub shall be merged with and into Exchange, and the separate corporate existence of Merger Sub shall thereupon cease. Exchange shall survive the Merger as a wholly owned subsidiary of Holdings, and shall be governed by the laws of the State of Delaware. Exchange as the surviving corporation after the Merger hereinafter sometimes is referred to as the "Surviving Corporation".

        Section 1.2 Effective Time.    The parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the time of such filing or such later time as specified in the Certificate of Merger being the "Effective Time").

        Section 1.3 Certificate of Incorporation; Bylaws.    At the Effective Time, the certificate of incorporation of Exchange shall be amended in its entirety as set forth in Exhibit A hereto and shall be the certificate of incorporation of the Surviving Corporation. At the Effective Time, the bylaws of Exchange shall be amended in their entirety as set forth in Exhibit B and shall be the bylaws of the Surviving Corporation.

        Section 1.4 Directors; Officers.    The persons who are the directors of Merger Sub and the persons who are the officers of Exchange immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation, until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.

        Section 1.5 Effect of the Merger.    At the Effective Time, the effect of the Merger will be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Merger Sub and Exchange will vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and Exchange will become the debts, liabilities and duties of the Surviving Corporation. The Surviving Corporation shall thenceforth be responsible for all the liabilities and obligations of Merger Sub and of Exchange, but the liabilities of Merger Sub and of Exchange or of their stockholders, directors or officers shall not be affected, nor shall the rights of the creditors or of any persons dealing with Merger Sub or Exchange be impaired, by the Merger, and any claim existing or action or proceeding pending by or against Merger Sub or Exchange may be prosecuted to judgment as if the Merger had not taken place or the Surviving Corporation may be proceeded against or substituted in its place.

ARTICLE II
CONVERSION AND CANCELLATION OF SECURITIES

        Section 2.1 Conversion and Cancellation of Securities.    At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any share of capital stock or membership interest, as the case may be, of Exchange, Holdings or Merger Sub:

          (a)   Each share of common stock of Holdings that is owned by Exchange immediately prior to the Effective Time shall no longer be outstanding and shall be cancelled for no consideration and shall cease to exist.

          (b)   Each regular membership of Exchange that (i) was made available by Exchange in accordance with its rules, (ii) was acquired by a person in order to become a CBOE member (each a "CBOE Seat") (other than CBOE Seats owned by members who properly perfect appraisal rights under the DGCL) and (iii) is owned by a member of CBOE, who satisfies the qualifications of Exchange to be a member on the day immediately preceding the Effective Time, shall be converted into the right to receive [            ] shares of Class A common stock, par value $0.01 per share, of Holdings (the "Class A Common Stock") (which pursuant to paragraph (h) of Article Fifth of the certificate of incorporation of the Surviving Corporation will be automatically converted into shares of Class A-1 and Class A-2 common stock, par value $0.01 per share, of the Surviving Corporation).

          (c)   Each share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

          (d)   Each CBOE Seat outstanding immediately prior to the Effective Time held by a person who shall have properly exercised his, her or its appraisal rights with respect thereto under Section 262 of the DGCL ("Dissenting Seats") shall not be converted into or be exchangeable for the right to receive the Class A Common Stock as provided in Section 2.1 above, but shall be entitled to receive payment of the fair value of such memberships in accordance with the provisions of Section 262 of the DGCL, except that each Dissenting Seat held by a person who shall thereafter withdraw his, her or its demand for appraisal or shall fail to perfect or otherwise waive or lose his, her or its right to such payment as provided in such Section 262 shall be deemed to be converted, as of the Effective Time, into the right to receive the Class A Common Stock as such holder otherwise would have been entitled to receive as a result of the Merger, without interest or dividends thereon.

ARTICLE III
CONDITIONS TO EFFECTIVENESS OF MERGER

        Section 3.1    The Merger shall not become effective unless and until (i) the Exchange shall have obtained the approval of all appropriate regulatory entities of the Merger and the transactions contemplated by this Agreement and (ii) the Stipulation of Settlement, as amended, in the matter captioned CME Group Inc. et al. v. Chicago Board Options Exchange, Incorporated et al. (Civil Action No. 2369-VCN) has been approved by the Court of Chancery of the State of Delaware.

ARTICLE IV
TERMINATION

        Section 4.1 Termination.    To the fullest extent permitted by applicable law, CBOE may, in its sole and exclusive discretion, terminate this Agreement at any time prior to the Effective Time.

        Section 4.2 Effect of Termination.    If CBOE terminates this Agreement pursuant to this Article IV, all rights and obligations of the parties shall terminate without liability of any party or person to any other party or person.

ARTICLE V
GENERAL

        Section 5.1 Further Assurances.    From time to time, as and when required by the Surviving Corporation or by its successors or assigns, there shall be executed and delivered on behalf of Holdings and Merger Sub, such deeds and other instruments, and there shall be taken or caused to be taken by it such further and other action, as shall be appropriate or necessary to give effect to the transactions contemplated hereunder.

        Section 5.2 Successors and Assigns.    This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

        Section 5.3 Entire Agreement.    This Agreement sets forth the entire understanding of the parties with respect to the Merger and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to such subject matter.

        Section 5.4 Amendments and Waivers.    This Agreement shall not be modified or amended other than by written agreement of the parties hereto.

        Section 5.5 Headings.    Captions appearing in this Agreement are for convenience only and shall not be deemed to explain, limit or amplify the provisions hereof.

        Section 5.6 Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

        Section 5.7 Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to each other party.

        Section 5.8 Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of hereof of the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

*    *    *

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED
By:
Name: Title:
CBOE HOLDINGS, INC.
By:
Name: Title:
CBOE MERGER SUB, INC.
By:
Name: Title:

ANNEX H

Section 262 of Delaware General Corporation Law

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX I

FORM OF VOTING AGREEMENT

        THIS AGREEMENT ("Agreement") is made and entered into as of the       day of                        , 2009, by and between Chicago Board Options Exchange, Incorporated, a Delaware corporation (the "Exchange") and CBOE Holdings, Inc., a Delaware corporation ("Holdings"), a subsidiary of the Exchange prior to the Restructuring Transaction (as defined in the Bylaws of the Exchange) and the sole stockholder of the Exchange following the Restructuring Transaction.

WITNESSETH:

        WHEREAS, pursuant to the Bylaws of the Exchange, the Nominating and Governance Committee of the Board of Directors of the Exchange (the "Nominating and Governance Committee") is authorized to nominate individuals for each director position standing for election at the annual meeting of stockholder for that year, and the Committee is required to nominate those individuals selected pursuant to the Bylaws of the Exchange for election as Representative Director (as defined below);

        WHEREAS, as a self-regulatory organization under the Securities Exchange Act of 1934 subject to oversight by the Securities and Exchange Commission (the "SEC"), the Exchange is required to provide those parties that participate in the trading activities conducted on the Exchange (whether or not such parties are stockholders of Holdings) (the "Trading Permit Holders") with certain representative rights in the selection of those individuals to be nominated as the directors of the Exchange to represent the interests of the Trading Permit Holders (such representative directors being hereinafter referred to as the "Representative Directors");

        WHEREAS, in connection therewith, the Bylaws of the Exchange provide that the Nominating and Governance Committee shall only nominate individuals for election as Representative Directors after the Nominating and Governance Committee and its Industry-Director Subcommittee have followed specified procedures designed to provide Trading Permit Holders with input, if desired, regarding the nominees to be selected;

        WHEREAS, the parties desire to confirm Holdings' agreement to vote the shares of the Exchange owned by it pursuant to the terms set forth in this Agreement.

        NOW, THEREFORE, in consideration of the premises and agreements set forth herein, Holdings and the Exchange hereby agree as follows:

        Section 1. Voting of Shares.    Holdings hereby agrees that at any meeting of the stockholder or stockholders of the Exchange and in any action by written consent of the stockholder or stockholders of the Exchange involving the election of the directors of the Exchange, Holdings will vote in favor of those individuals nominated by the Nominating and Governance Committee for election as Representative Directors.

        Section 2. Entire Agreement.    This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect hereto.

        Section 3. Amendment or Termination.    This Agreement may not be modified, amended, altered, supplemented or terminated except upon the execution and delivery of a written agreement executed by the parties hereto. For so long as Holdings shall control, directly or indirectly, the Exchange, before any amendment to or repeal of any provision of this Agreement, or any termination of this Agreement, shall be effective, those changes or any such proposed termination shall be submitted to the Board of Directors of the Exchange, and if such changes or proposed termination must be filed with or filed with and approved by the SEC before such changes or termination may be effective under Section 19 of the

I-1

Securities and Exchange Act of 1934 and the rules promulgated under that Act by the SEC or otherwise, then such proposed changes or termination shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

        Section 4. General Provisions.    This Agreement shall be governed by the laws of the State of Delaware. This Agreement may be executed in counterparts, each of which shall be deemed to be an original. Headings are for convenience only and shall not affect the meaning of this Agreement. Any term of this Agreement which is invalid or unenforceable shall be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms of this Agreement.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED
By:
Its:
Name:
CBOE HOLDINGS, INC.
By:
Its:
Name:

I-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Pursuant to the Delaware General Corporation Law, a corporation may indemnify any person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of such corporation) who is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The Delaware General Corporation Law also permits indemnification by a corporation under similar circumstances for expenses (including attorneys' fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

        To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the Delaware General Corporation Law to indemnify such person for actual and reasonable expenses incurred thereby. Expenses (including attorneys' fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.

        The Delaware General Corporation Law provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its bylaws, disinterested directors' vote, stockholders' vote and agreement or otherwise.

        The Delaware General Corporation Law also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

        The current CBOE Holdings certificate of incorporation requires CBOE Holdings to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "covered person, who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding, by reason of the fact that he or she is or was a director, officer or member of a committee of CBOE Holdings, or, while a director or officer of the CBOE Holdings, is or was serving at the request of CBOE Holdings as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with a proceeding. CBOE Holdings shall be required to indemnify a covered person by this indemnity in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by such person was authorized in the specific case by the board of directors of CBOE Holdings.

        In addition, under the current CBOE Holdings certificate of incorporation, CBOE Holdings is required to pay the expenses (including attorneys' fees) incurred by a covered person in defending a proceeding, including appeals, shall be paid by CBOE Holdings in advance of the final disposition of such proceeding; provided, however, that CBOE Holdings shall not be required to advance any expenses to a person against whom CBOE Holdings directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a covered person shall be made only upon delivery to CBOE Holdings of an undertaking, by or on behalf of such covered person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such covered person is not entitled to be indemnified for such expenses.

        Upon consummation of the restructuring transaction and the Agreement and Plan of Merger (which is included as Exhibit 2.1 of this registration statement), CBOE Holdings will amend and restate its certificate of incorporation and bylaws. The CBOE Holdings certificate of incorporation that will be in effect upon completion of the mergers will contain the same indemnification provisions as exited prior to the restructuring transaction and are described above.

        The foregoing statements are subject to the detailed provisions of Section 145 of the Delaware General Corporation Law, the full text of the amended and restated CBOE Holdings certificate of incorporation that will be in effect upon completion of the restructuring transaction, a form of which is attached as Annex C to this proxy statement and prospectus, and the full text of the amended and restated CBOE Holdings bylaws that will be in effect upon completion of the restructuring transaction, a form of which is attached as filed as Annex D to this proxy statement and prospectus.

Item 21. Exhibits And Financial Statement Schedules

        (a)   The following exhibits are filed herewith or incorporated herein by reference unless otherwise indicated:

Exhibit Number	Description

2.1	Form of Agreement and Plan of Merger, between Chicago Board Options Exchange, Incorporated, CBOE Holdings, Inc. and CBOE Merger Sub, Inc., a wholly-owned subsidiary of CBOE Holdings, Inc. (included as Annex G to the Proxy Statement and Prospectus forming a part of this Registration Statement)

3.1	Form of Amended and Restated Certificate of Incorporation of CBOE Holdings, Inc. (included as Annex C to the Proxy Statement and Prospectus forming a part of this Registration Statement)

3.2	Form of Amended and Restated Bylaws of CBOE Holdings, Inc. (included as Annex D to the Proxy Statement and Prospectus forming a part of this Registration Statement)

3.3	Form of Certificate of Incorporation of Chicago Board Options Exchange, Incorporated (included as Annex E to the Proxy Statement and Prospectus forming a part of this Registration Statement)

3.4	Form of Amended and Restated Bylaws of Chicago Board Options Exchange, Incorporated (included as Annex F to the Proxy Statement and Prospectus forming a part of this Registration Statement)

Exhibit Number	Description

4.1	Form of Rules and Regulations of Chicago Board Options Exchange, Incorporated*

4.2	Form of Voting Agreement between CBOE and CBOE Holdings (included as Annex I to the proxy statement and prospectus forming a part of this Registration Statement)

4.3	Stipulation of Settlement, as amended, approved by the Court of Chancery of the State of Delaware in the matter captioned CME Group Inc. et al. v. Chicago Board Options Exchange, Incorporated et al. (Civil Action No. 2369-VCN)

4.4
Memorandum Opinions of the Court of Chancery of the State of Delaware, dated June 3, 2009, June 25, 2009 and July 28, 2009, in connection with the Stipulation of Settlement, as amended, in the matter captioned CME Group Inc. et al. v. Chicago Board Options Exchange, Incorporated et al. (Civil Action No 2369-VCN)

4.5	Order of Approval and Final Judgment of the Court of Chancery of the State of Delaware, dated July 29, 2009, in connection with the Stipulation of Settlement, as amended, in the matter captioned CME Group Inc. et al. v. Chicago Board Options Exchange, Incorporated et al. (Civil Action No. 2369-VCN)

5	Opinion of Schiff Hardin LLP as to legality of the securities being registered*

8.1	Opinion of Schiff Hardin LLP concerning certain tax issues*

10.1	Restated License Agreement, dated November 1, 1994, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.2	Amendment No. 1 to the Restated License Agreement, dated January 15, 1995, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.3	Amendment No. 2 to the Restated License Agreement, dated April 1, 1998, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.4	Amendment No. 3 to the Restated License Agreement, dated July 28, 2000, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.5	Amendment No. 4 to the Restated License Agreement, dated October 27, 2000, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.6	Amendment No. 5 to the Restated License Agreement, dated March 1, 2003, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.7	Amendment No. 6 to the Restated License Agreement, dated September 2, 2003, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.8	Amendment No. 7 to the Restated License Agreement, dated March 1, 2004, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.9	Amendment No. 8 to the Restated License Agreement, dated January 9, 2005, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.10	Amendment No. 9 to the Restated License Agreement, dated April 23, 2007, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

Exhibit Number	Description

10.11	Amendment No. 10 to the Restated License Agreement, dated June 19, 2009, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.12	Amended and Restated License Agreement, dated September 29, 2006, by and between Dow Jones & Company, Inc. and the Chicago Board Options Exchange, Incorporated*

10.13	Chicago Board Options Exchange, Incorporated Executive Retirement Plan

10.14	Chicago Board Options Exchange, Incorporated Supplemental Retirement Plan

10.15	Chicago Board Options Exchange, Incorporated Deferred Compensation Plan for Officers

10.16	Amended and Restated Employment Agreement, effective December 9, 2008, by and between the Chicago Board Options Exchange, Incorporated and William J. Brodsky

10.17	Amended and Restated Employment Agreement, effective December 31, 2008, by and between the Chicago Board Options Exchange, Incorporated and Edward J. Joyce

10.18	Amended and Restated Employment Agreement, effective December 31, 2008, by and between the Chicago Board Options Exchange, Incorporated and Richard G. DuFour

10.19	Amended and Restated Employment Agreement, effective December 31, 2008, by and between the Chicago Board Options Exchange, Incorporated and Edward T. Tilly

10.20	Amended and Restated Letter of Agreement, effective December 31, 2008, by and between the Chicago Board Options Exchange, Incorporated and Alan J. Dean

10.21	Credit Agreement, dated as of December 23, 2008, among Chicago Board Options Exchange, Incorporated, CBOE Holdings, Inc. and Bank of America, N.A.

21	Subsidiaries of CBOE Holdings, Inc.

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Schiff Hardin LLP (included in Exhibits 5 and 8.1)*

99.1	Form of Proxy Card for Special Meeting of Members of the CBOE*

*
To be filed by amendment

**
Previously filed

(b)
Financial Statement Schedules:
All financial statement schedules have been omitted because the required information has been included in the consolidated financial statements or notes thereto included in the proxy statement/prospectus.

Item 22. Undertakings

        (A)  The undersigned registrant hereby undertakes as follows:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or Securities Act,;

            (ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (B)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (C)  (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2)   The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (D)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (E)  To respond to requests for information that is incorporated by reference into this registration statement pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

        (F)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, State of Illinois, on August 14, 2009.

CBOE HOLDINGS, INC. (Registrant)
By:	/s/ WILLIAM J. BRODSKY William J. Brodsky President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ WILLIAM J. BRODSKY William J. Brodsky	President, Chief Executive Officer and Director	August 14, 2009
/s/ ALAN J. DEAN Alan J. Dean	Executive Vice President, Chief Financial Officer and Chief Accounting Officer	August 14, 2009
/s/ EDWARD J. JOYCE Edward J. Joyce	Director	August 14, 2009
/s/ EDWARD T. TILLY Edward T. Tilly	Director	August 14, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

2.1	Form of Agreement and Plan of Merger, between Chicago Board Options Exchange, Incorporated, CBOE Holdings, Inc. and CBOE Merger Sub, Inc., a wholly-owned subsidiary of CBOE Holdings, Inc. (included as Annex G to the Proxy Statement and Prospectus forming a part of this Registration Statement)

3.1	Form of Amended and Restated Certificate of Incorporation of CBOE Holdings, Inc. (included as Annex C to the Proxy Statement and Prospectus forming a part of this Registration Statement)

3.2	Form of Amended and Restated Bylaws of CBOE Holdings, Inc. (included as Annex D to the Proxy Statement and Prospectus forming a part of this Registration Statement)

3.3	Form of Certificate of Incorporation of Chicago Board Options Exchange, Incorporated (included as Annex E to the Proxy Statement and Prospectus forming a part of this Registration Statement)

3.4	Form of Amended and Restated Bylaws of Chicago Board Options Exchange, Incorporated (included as Annex F to the Proxy Statement and Prospectus forming a part of this Registration Statement)

4.1	Form of Rules and Regulations of Chicago Board Options Exchange, Incorporated*

4.2	Form of Voting Agreement between CBOE and CBOE Holdings (included as Annex I to the proxy statement and prospectus forming a part of this Registration Statement)

4.3
Stipulation of Settlement, as amended, approved by the Court of Chancery of the State of Delaware in the matter captioned CME Group Inc. et al. v. Chicago Board Options Exchange, Incorporated et al. (Civil Action No. 2369-VCN)

4.4	Memorandum Opinions of the Court of Chancery of the State of Delaware, dated June 3, 2009, June 25, 2009 and July 28, 2009, in connection with the Stipulation of Settlement, as amended, in the matter captioned CME Group Inc. et al. v. Chicago Board Options Exchange, Incorporated et al. (Civil Action No 2369-VCN)

4.5
Order of Approval and Final Judgment of the Court of Chancery of the State of Delaware, dated July 29, 2009, in connection with the Stipulation of Settlement, as amended, in the matter captioned CME Group Inc. et al. v. Chicago Board Options Exchange, Incorporated et al. (Civil Action No. 2369-VCN)

5	Opinion of Schiff Hardin LLP as to legality of the securities being registered*

8.1	Opinion of Schiff Hardin LLP concerning certain tax issues*

10.1	Restated License Agreement, dated November 1, 1994, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.2	Amendment No. 1 to the Restated License Agreement, dated January 15, 1995, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.3	Amendment No. 2 to the Restated License Agreement, dated April 1, 1998, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

Exhibit Number	Description

10.4	Amendment No. 3 to the Restated License Agreement, dated July 28, 2000, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.5	Amendment No. 4 to the Restated License Agreement, dated October 27, 2000, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.6	Amendment No. 5 to the Restated License Agreement, dated March 1, 2003, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.7	Amendment No. 6 to the Restated License Agreement, dated September 2, 2003, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.8	Amendment No. 7 to the Restated License Agreement, dated March 1, 2004, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.9	Amendment No. 8 to the Restated License Agreement, dated January 9, 2005, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.10	Amendment No. 9 to the Restated License Agreement, dated April 23, 2007, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.11	Amendment No. 10 to the Restated License Agreement, dated June 19, 2009, by and between Standard & Poor's and the Chicago Board Options Exchange, Incorporated*

10.12	Amended and Restated License Agreement, dated September 29, 2006, by and between Dow Jones & Company, Inc. and the Chicago Board Options Exchange, Incorporated*

10.13	Chicago Board Options Exchange, Incorporated Executive Retirement Plan

10.14	Chicago Board Options Exchange, Incorporated Supplemental Retirement Plan

10.15	Chicago Board Options Exchange, Incorporated Deferred Compensation Plan for Officers

10.16	Amended and Restated Employment Agreement, effective December 9, 2008, by and between the Chicago Board Options Exchange, Incorporated and William J. Brodsky

10.17	Amended and Restated Employment Agreement, effective December 31, 2008, by and between the Chicago Board Options Exchange, Incorporated and Edward J. Joyce

10.18	Amended and Restated Employment Agreement, effective December 31, 2008, by and between the Chicago Board Options Exchange, Incorporated and Richard G. DuFour

10.19	Amended and Restated Employment Agreement, effective December 31, 2008, by and between the Chicago Board Options Exchange, Incorporated and Edward T. Tilly

10.20	Amended and Restated Letter of Agreement, effective December 31, 2008, by and between the Chicago Board Options Exchange, Incorporated and Alan J. Dean

Exhibit Number	Description

10.21	Credit Agreement, dated as of December 23, 2008, among Chicago Board Options Exchange, Incorporated, CBOE Holdings, Inc. and Bank of America, N.A.

21	Subsidiaries of CBOE Holdings, Inc.

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Schiff Hardin LLP (included in Exhibits 5 and 8.1)*

99.1	Form of Proxy Card for Special Meeting of Members of the CBOE*

*
To be filed by amendment

**
Previously filed

QuickLinks

EXPLANATORY NOTE
CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED Notice of Special Meeting of Members To Be Held on , 2009
TABLE OF CONTENTS
CERTAIN FREQUENTLY USED TERMS
SUMMARY
Before the Restructuring Transaction
UNAUDITED SUMMARY CONDENSED CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
SPECIAL MEETING OF CBOE MEMBERS
THE RESTRUCTURING TRANSACTION
UNAUDITED SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA
CBOE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION
DIRECTORS AND MANAGEMENT OF THE CBOE AND CBOE HOLDINGS AFTER THE RESTRUCTURING TRANSACTION
DESCRIPTION OF CBOE HOLDINGS CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RESTRUCTURING TRANSACTION
COMPARISON OF RIGHTS PRIOR TO AND AFTER THE RESTRUCTURING TRANSACTION
Equity Interests
Ownership and Transfer of Equity Interests
Ownership and Transfer of Equity Interests
Voting Rights
Quorum and Vote Required
Dividends
Trading Rights
Governance Structure—Board Composition
Governance Structure—Terms and Term Limits
Governance Structure—Action by Written Consent
Nominating and Governance Committee—Responsibilities and Composition
Nominating and Governance Committee—Candidate Section Process
Petition Right
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
ANNEX A CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED AND SUBSIDIARIES INDEX TO FINANCIAL STATEMENTS
Chicago Board Options Exchange, Incorporated and Subsidiaries Consolidated Statements of Income Years Ended December 31, 2008, 2007 and 2006
Chicago Board Options Exchange, Incorporated and Subsidiaries Consolidated Balance Sheets December 31, 2008 and 2007
Chicago Board Options Exchange, Incorporated and Subsidiaries Consolidated Statements of Cash Flows Years Ended December 31, 2008, 2007 and 2006
Consolidated Statements of Members' Equity Chicago Board Options Exchange, Incorporated and Subsidiaries Years ended December 31, 2008, 2007 and 2006
CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Chicago Board Options Exchange, Incorporated and Subsidiaries Condensed Consolidated Statements of Income Six Months Ended June 30, 2009 and 2008 (unaudited)
Chicago Board Options Exchange, Incorporated and Subsidiaries Condensed Consolidated Balance Sheets June 30, 2009 and December 31, 2008 (unaudited, in thousands)
Chicago Board Options Exchange, Incorporated and Subsidiaries Condensed Consolidated Statements of Cash Flows Six Months Ended June 30, 2009 and 2008 (unaudited, in thousands)
Chicago Board Options Exchange, Incorporated and Subsidiaries Condensed Consolidated Statements of Members' Equity Six Months Ended June 30, 2009 and Year ended December 31, 2008 (unaudited)
CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
ANNEX B UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED AND SUBSIDIARIES INDEX TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
INTRODUCTION UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Chicago Board Options Exchange, Incorporated and Subsidiaries Unaudited Pro Forma Consolidated Statement of Financial Condition June 30, 2009 (in thousands)
Chicago Board Options Exchange, Incorporated and Subsidiaries Unaudited Pro Forma Consolidated Statement of Income For the Six Months Ended June 30, 2009 (in thousands)
Chicago Board Options Exchange, Incorporated and Subsidiaries Unaudited Pro Forma Consolidated Statement of Income For the Year Ended December 31, 2008 (in thousands)
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
ANNEX C FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION of CBOE HOLDINGS, INC.
ANNEX D FORM OF AMENDED AND RESTATED BYLAWS of CBOE HOLDINGS, INC. (effective as of , 2009)
ARTICLE 1—OFFICES
ARTICLE 2—STOCKHOLDERS
ARTICLE 3—DIRECTORS
ARTICLE 4—COMMITTEES
ARTICLE 5—OFFICERS
ARTICLE 6—CAPITAL STOCK
ARTICLE 7—RESERVED
ARTICLE 8—NOTICES
ARTICLE 9—GENERAL PROVISIONS
ARTICLE 10—AMENDMENTS
ANNEX E FORM OF CERTIFICATE OF INCORPORATION of CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED
ANNEX F FORM OF AMENDED AND RESTATED BYLAWS OF CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED
ARTICLE I Definitions
ARTICLE II Stockholders
ARTICLE III Board of Directors
ARTICLE IV Committees
ARTICLE V Officers
ARTICLE VI Reserved
ARTICLE VII Notices
ARTICLE VIII General Provisions
ARTICLE IX Amendments
ARTICLE X Rulemaking
ANNEX G FORM OF AGREEMENT AND PLAN OF MERGER
W I T N E S S E T H
ARTICLE I THE MERGER
ARTICLE II CONVERSION AND CANCELLATION OF SECURITIES
ARTICLE III CONDITIONS TO EFFECTIVENESS OF MERGER
ARTICLE IV TERMINATION
ARTICLE V GENERAL
ANNEX H
ANNEX I FORM OF VOTING AGREEMENT
WITNESSETH
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS